As filed with the U.S. Securities and Exchange Commission on August 2, 2016

Registration No. 333-211874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TITAN TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6794	61-1793262
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Rovi Corporation

2 Circle Star Way

San Carlos, California 94070

(408) 562-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas Carson

President and Chief Executive Officer

Rovi Corporation

2 Circle Star Way

San Carlos, California 94070

(408) 562-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jon Gavenman, Esq. Craig Menden, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Naveen Chopra Interim Chief Executive Officer TiVo Inc. 2160 Gold Street San Jose, California 95002 (408) 519-9100	Thomas J. Ivey, Esq. Leif B. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PROSPECTUS

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 2, 2016

Rovi Corporation	TiVo Inc.

TO THE STOCKHOLDERS OF ROVI CORPORATION AND TIVO INC.

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

August 5, 2016

Dear Stockholders:

Rovi Corporation, referred to as Rovi, and TiVo Inc., referred to as TiVo, have entered into an Agreement and Plan of Merger, dated as of April 28, 2016, referred to as the merger agreement. The merger agreement provides for a proposed business combination transaction between Rovi and TiVo.

Subject to the terms and conditions of the merger agreement, Rovi and TiVo will be combined under a new holding company currently named Titan Technologies Corporation, referred to as New Parent. The combination will bring together two media and entertainment technology innovators with complementary products and services, valuable intellectual property assets and a common mission to write the next chapter of the consumer entertainment experience. Thomas Carson will serve as CEO of the combined organization. New Parent will be renamed TiVo Corporation following completion of the combination.

The combination will be effected by two mergers, between subsidiaries of New Parent, on the one hand, and each of Rovi and TiVo, on the other hand. Upon completion of the merger between Rovi and a subsidiary of New Parent, each share of Rovi common stock will become one share of common stock of New Parent. Upon completion of the merger between TiVo and a subsidiary of New Parent, each share of TiVo common stock will be converted into the right to receive an amount of cash and a fraction of a share of New Parent common stock. Under the merger agreement, the fraction of a share of New Parent common stock that each share of TiVo common stock will be converted into, which we refer to as the exchange ratio, will be determined based on (i) the volume-weighted average price of Rovi common stock calculated over a range of days prior to the Rovi merger, which we refer to as the average Rovi stock price, and (ii) if the average Rovi stock price is less than $18.71 per share, Rovi’s determination whether to offer additional cash rather than increase the exchange ratio, within the range permitted by the merger agreement for such average Rovi stock price. We refer to the consideration that each share of TiVo common stock will be converted into, including the right to receive cash and the exchange ratio, as the TiVo merger consideration.

The cash component of the TiVo merger consideration will be no less than $2.75 and no more than $3.90 per share of TiVo common stock, and the New Parent common stock component will be no less than 0.3180 and no more than 0.4969 shares of New Parent common stock. The TiVo merger consideration is designed to be valued at $10.70 per share of TiVo common stock in total at Rovi common stock per share values between $16.00 and $25.00, based on the valuation methodology used to determine the average Rovi stock price pursuant to the merger agreement. If the average Rovi stock price is less than $16.00, the TiVo merger consideration will be valued below $10.70, and if the average Rovi stock price exceeds $25.00, the TiVo merger consideration will be valued above $10.70, in each case based on the valuation methodology of Rovi common stock used to determine the average Rovi stock price pursuant to the merger agreement. On August 1, 2016, the last reported sales price of Rovi common stock was $19.35 per share. It is a condition to the mergers that New Parent common stock be approved for listing on the NASDAQ, subject to issuance. We urge you to obtain current market quotations of shares of Rovi and TiVo common stock.

The size of New Parent’s board of directors, which we refer to as the New Parent board, will be set by Rovi and New Parent, prior to the closing date, to a number of directors no less than eight and no more than eleven. As provided in the merger agreement, depending on the size of the New Parent board, two or three individuals from the TiVo board mutually agreed to by TiVo and Rovi will be appointed to the New Parent board effective immediately following the effective time of the merger between TiVo and a subsidiary of New Parent. As of the date of this joint proxy statement/prospectus, no determination has been made as to the size of the New Parent board or the identity of the TiVo directors who will be appointed to the New Parent board.

Completion of the mergers requires, among other things, the separate adoption of the merger agreement by both Rovi stockholders and TiVo stockholders. To obtain these required adoptions, Rovi and TiVo will hold special meetings of their respective stockholders on September 7, 2016. At the special meeting of Rovi stockholders, Rovi stockholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement, referred to as the Rovi merger proposal, (2) a proposal to adjourn the Rovi special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Rovi merger proposal, referred to as the Rovi adjournment proposal and (3) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Rovi’s named executive officers in connection with the completion of the mergers, referred to as the Rovi compensation proposal. At the special meeting of TiVo stockholders, TiVo stockholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement, referred to as the TiVo merger proposal, (2) a proposal to adjourn the TiVo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the TiVo merger proposal, referred to as the TiVo adjournment proposal, and (3) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to TiVo’s named executive officers in connection with the completion of the mergers, referred to as the TiVo compensation proposal.

ROVI’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” THE ROVI MERGER PROPOSAL, “FOR” THE ROVI ADJOURNMENT PROPOSAL AND

“FOR” THE ROVI COMPENSATION PROPOSAL

TIVO’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” THE TIVO MERGER PROPOSAL, “FOR” THE TIVO ADJOURNMENT PROPOSAL AND

“FOR” THE TIVO COMPENSATION PROPOSAL

Information about the special meetings, the mergers and the other business to be considered by Rovi stockholders and TiVo stockholders is contained in this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus, which we urge you to read carefully. The obligations of Rovi and TiVo to complete the mergers are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. Rovi and TiVo encourage you to read this entire joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 45 of this joint proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of TiVo common stock or Rovi common stock that you own. Whether or not you plan to attend the special meeting of Rovi stockholders or the special meeting of TiVo stockholders, as applicable, please mark, sign, date and return all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Rovi or TiVo special meeting, as applicable. Your failure to vote with respect to the Rovi merger proposal or TiVo merger proposal will have the same effect as voting against such proposal.

Thomas Carson President and Chief Executive Officer Rovi Corporation	Naveen Chopra Interim Chief Executive Officer TiVo Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the mergers or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated August 2, 2016, and is first being mailed or otherwise delivered to stockholders of Rovi and stockholders of TiVo on or about August 5, 2016.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Rovi and TiVo from documents that each company has filed with the Securities and Exchange Commission, which we refer to as the SEC, which documents are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Rovi Corporation 2 Circle Star Way San Carlos, California 94070 Attention: Investor Relations (408) 562-8400 www.rovicorp.com (“Investor Relations” tab)	TiVo Inc. 2160 Gold Street San Jose, California 95002 Attention: Investor Relations (408) 519-9100 www.tivo.com (“Investor Relations” tab)

In addition, if you have questions about the mergers or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

If you are a Rovi stockholder:

By Mail:             Innisfree M&A Incorporated

                            501 Madison Avenue, 20th Floor

                            New York, NY 10022

By Telephone:   Banks and Brokers

                          Call Collect: (212) 750-5833

                          All Others Toll Free from U.S. and

                           Canada: (888) 750-5834

                          From other countries: +(412) 232-3651

If you are a TiVo stockholder:

By Mail:             MacKenzie Partners, Inc.

                            105 Madison Avenue

                            New York, New York 10016

By Telephone:   Call Collect: (212) 929-5500

                            Toll-Free: (800) 322-2885

By Email:           proxy@mackenziepartners.com

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 216 of the accompanying joint proxy statement/prospectus.

Rovi has supplied, and is responsible for, all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Rovi, New Parent and New Parent’s subsidiaries, and TiVo has supplied, and is responsible for, all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to TiVo. No one else has been authorized to give you any other information, and neither Rovi nor TiVo takes responsibility for any information that others may give you. This joint proxy statement/prospectus is dated as of August 2, 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date or that information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of such information. Neither Rovi’s nor TiVo’s mailing of this joint proxy statement/prospectus will create any implication to the contrary.

ROVI CORPORATION

2 Circle Star Way

San Carlos, California 94070

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

September 7, 2016

The board of directors of Rovi Corporation has called for a special meeting of the stockholders of Rovi Corporation, a Delaware corporation (“Rovi”), to be held at the principal executive offices of Rovi, 2 Circle Star Way, San Carlos, California 94070, on September 7, 2016 at 8:00 a.m., Pacific time, to consider and vote upon the following matters:

1. to adopt the Agreement and Plan of Merger, dated as of April 28, 2016, as it may be amended from time to time (the “merger agreement”), by and among Rovi, TiVo Inc. (“TiVo”), Titan Technologies Corporation (“New Parent”), Nova Acquisition Sub, Inc., and Titan Acquisition Sub, Inc.;

2. to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

3. to approve, by non-binding advisory vote, certain compensation arrangements for Rovi’s named executive officers in connection with the mergers contemplated by the merger agreement (referred to as the “Rovi compensation proposal”).

THE ROVI BOARD OF DIRECTORS RECOMMENDS THAT ROVI STOCKHOLDERS VOTE “FOR” EACH PROPOSAL.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Rovi special meeting, or any adjournment or postponement of the Rovi special meeting, was the close of business on July 22, 2016. At least ten days prior to the meeting, a complete list of stockholders of record as of July 22, 2016 will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of Rovi at 2 Circle Star Way, San Carlos, California 94070. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please either complete, sign and date the enclosed proxy card and mail it promptly in the enclosed envelope, or vote electronically via the Internet or telephone as described in greater detail in the proxy statement and on the enclosed proxy card. Returning the enclosed proxy card, or voting electronically or telephonically, will not affect your right to vote in person if you attend the meeting. You should NOT send certificates representing Rovi common stock with the proxy.

By Order of the Board of Directors,

Thomas Carson

President

and Chief Executive Officer

San Carlos, California 94070

August 5, 2016

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGERS OR THE SPECIAL MEETING PLEASE CONTACT ROVI CORPORATION, ATTENTION: INVESTOR RELATIONS, 2 CIRCLE STAR WAY, SAN CARLOS, CALIFORNIA 94070, (408) 562-8400. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR SHARES, PLEASE FOLLOW THE CONTACT INSTRUCTIONS ON YOUR PROXY CARD.

TIVO INC.

2160 Gold Street

San Jose, California 95002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

September 7, 2016

The board of directors of TiVo Inc. has called for a special meeting of the stockholders of TiVo Inc., a Delaware corporation (“TiVo”), to be held at the principal executive offices of TiVo, 2160 Gold Street, San Jose, California 95002 on September 7, 2016 at 8:00 a.m., Pacific time, to consider and vote upon the following matters:

1. to adopt the Agreement and Plan of Merger, dated as of April 28, 2016, as it may be amended from time to time (the “merger agreement”), by and among Rovi Corporation, TiVo, Titan Technologies Corporation, Nova Acquisition Sub, Inc., and Titan Acquisition Sub, Inc. (referred to as the “TiVo merger proposal”);

2. to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the TiVo merger proposal (referred to as the “TiVo adjournment proposal”); and

3. to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers contemplated by the merger agreement (referred to as the “TiVo compensation proposal”).

THE TIVO BOARD OF DIRECTORS RECOMMENDS THAT TIVO STOCKHOLDERS VOTE “FOR” THE TIVO MERGER PROPOSAL, “FOR” THE TIVO ADJOURNMENT PROPOSAL AND “FOR” THE TIVO COMPENSATION PROPOSAL.

Stockholders of record of TiVo common stock at the close of business on July 22, 2016 are entitled to vote at the TiVo special meeting, or any adjournment or postponement of the TiVo special meeting. At least ten days prior to the meeting, a complete list of stockholders of record as of July 22, 2016 will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of TiVo at 2160 Gold Street, San Jose, California 95002. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please either complete, sign and date the enclosed proxy card and mail it promptly in the enclosed envelope, or vote electronically via the Internet or telephone as described in greater detail in the proxy statement and on the enclosed proxy card. Returning the enclosed proxy card, or voting electronically or telephonically, will not affect your right to vote in person if you attend the meeting. You should NOT send certificates representing TiVo common stock with the proxy.

By Order of the Board of Directors,

Naveen Chopra

Interim Chief Executive Officer

San Jose, California 95002

August 5, 2016

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. PLEASE VOTE YOUR SHARES PROMPTLY, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGERS OR THE SPECIAL MEETING PLEASE CONTACT TIVO INC., ATTENTION: INVESTOR RELATIONS, 2160 GOLD STREET, SAN JOSE, CALIFORNIA 95002, (408) 519-9100. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR SHARES, PLEASE FOLLOW THE CONTACT INSTRUCTIONS ON YOUR PROXY CARD.

JOINT PROXY STATEMENT/PROSPECTUS

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers and the special meetings. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the mergers, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 216. All references in this joint proxy statement/prospectus to “Rovi” refer to Rovi Corporation, a Delaware corporation. All references in this joint proxy statement/prospectus to “TiVo” refer to TiVo Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “New Parent” refer to Titan Technologies Corporation, a Delaware corporation and a direct wholly owned subsidiary of Rovi, which will be renamed “TiVo Corporation” following consummation of the Rovi merger. All references in this joint proxy statement/prospectus to “Rovi Merger Sub” refer to Nova Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Parent. All references in this joint proxy statement/prospectus to “TiVo Merger Sub” refer to Titan Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Parent. All references in this joint proxy statement/prospectus to the “Merger Subs” refer to the Rovi Merger Sub and the TiVo Merger Sub, collectively. Unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we” refer to Rovi and TiVo. All references in this joint proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of April 28, 2016, as it may be amended from time to time, by and among Rovi, TiVo, New Parent, Rovi Merger Sub and TiVo Merger Sub, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

About the Mergers

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Rovi and TiVo have entered into the merger agreement providing for the combination of Rovi and TiVo under a new holding company named Titan Technologies Corporation, which we refer to as New Parent. Pursuant to the merger agreement, first Rovi Merger Sub will be merged with and into Rovi, and then TiVo Merger Sub will be merged with and into TiVo. As a result, Rovi and TiVo will each become wholly owned subsidiaries of New Parent. As a result of the transactions contemplated by the merger agreement, former Rovi and TiVo stockholders will own stock in New Parent. The approval for listing of New Parent’s stock on the NASDAQ Stock Market, which we refer to as the NASDAQ, subject to issuance, is a condition to the obligations of TiVo and Rovi to consummate the mergers. We refer to these mergers as the Rovi merger and the TiVo merger, respectively, and together as the mergers. We refer to the date upon which the mergers occur as the closing date.

TiVo is holding a special meeting of stockholders, which we refer to as the TiVo special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement, which we refer to as the TiVo stockholder approval. TiVo stockholders will also be asked to approve the adjournment of the TiVo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to obtain the TiVo stockholder approval and to approve, by non-binding, advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers.

Rovi is holding a special meeting of stockholders, which we refer to as the Rovi special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement. We refer to this approval as the Rovi stockholder approval. Rovi stockholders will also be asked to approve the adjournment of the Rovi special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to obtain the Rovi stockholder approval.

We will be unable to complete the mergers unless both the Rovi stockholder approval and the TiVo stockholder approval are obtained at the respective special meetings.

We have included in this joint proxy statement/prospectus important information about the mergers, the merger agreement (a copy of which is attached as Annex A) and the Rovi and TiVo special meetings. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:	Why are Rovi and TiVo conducting the mergers?

A:	The board of directors of TiVo, which we refer to as the TiVo board, has consulted with TiVo’s management and legal and financial advisors and periodically reviewed and considered various strategic opportunities available to TiVo, including whether the continued execution of TiVo’s strategy as a stand-alone company, or the possible sale of TiVo to or a combination of TiVo with a third party offered the best avenue to maximize stockholder value. The TiVo board concluded that the consummation of the TiVo merger under the two-way collar mechanism, would maximize value to TiVo’s stockholders by providing the opportunity to participate in the growth and opportunities of the combined company and to receive cash for a portion of the value of their shares. The TiVo board believes that the consummation of the transactions contemplated by the merger agreement will allow the combined company to achieve strategic and financial benefits, including cost savings and operating synergies, which are expected to create value for the combined company’s stockholders. In reaching its conclusion, the TiVo board considered a variety of factors, including financial and operating information relating to the two companies. To review TiVo’s reasons for the TiVo merger, please see “Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” on page 102.

The board of directors of Rovi, which we refer to as the Rovi board, consulted with Rovi’s management and legal and financial advisors to approve the merger agreement and the transactions contemplated thereby, and determined that the terms of the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders. The Rovi board believes that the strategic and transformative nature of the transaction is in the best interests of both Rovi and TiVo and their respective stockholders. The mergers will combine Rovi’s and TiVo’s respective businesses to create a new company which will be one of the leading enterprises for media and entertainment technology. Among other things, the combined company would have a strong balance sheet and the ability to invest in improving and adding new technology, services and products for customers. In reaching its conclusion, the Rovi board considered a variety of factors, including financial and operating information relating to the two companies. To review the reasons for the mergers considered by Rovi in greater detail, see “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

Q:	What are the positive and negative factors that each of the Rovi board and the TiVo board considered in connection with the mergers?

A:

The Rovi board and the TiVo board considered a variety of factors, both positive and negative, in connection with the mergers. The reasons in favor of the mergers considered by the Rovi board include, but are not limited to, the fact that the combination of Rovi’s and TiVo’s respective businesses are expected to create combined annual cost synergies of at least $100 million and 65% of these cost synergies are anticipated to be recognized in the first 12 months; the fact that Rovi stockholders would have the opportunity to participate in the future performance of the combined company based on their majority ownership of the New Parent common stock upon completion of the mergers; and the fact that the combined company would have a strong balance sheet and the ability to invest in improving and adding new technology, services and products for customers. The potentially negative factors associated with the mergers considered by the Rovi board include, but are not limited to, the dilution associated with the shares that New Parent could be required to issue under the mergers; the risk that the mergers might not be consummated in a timely manner; the risk that certain key employees of Rovi or TiVo might not choose to remain with the combined company; and the potential challenges and difficulties relating to integrating the operations of Rovi and TiVo. To review the potentially positive and negative factors considered by the Rovi board in greater detail, see “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

The TiVo board considered a number of positive factors, including the facts that the TiVo merger is expected to result in at least $100 million in annualized cost savings and that the proposed consideration to be received by the holders of TiVo common stock represented a significant premium over the market price at which TiVo’s common stock traded prior to publication of press reports that TiVo was rumored to be in discussions with Rovi regarding a possible transaction. The TiVo board also considered a number of negative factors, including the facts that the transaction is not all cash, the Rovi stock price has been highly volatile recently, which may result in fluctuations in the value of the portion of the consideration to TiVo’s stockholders to be paid in New Parent common stock, and that cross licenses may have a negative impact on the licensing opportunities of the combined companies. To review the full list of factors, positive and negative, that the TiVo board considered in connection with the TiVo merger, see “Recommendation for the TiVo Board; TiVo’s Reasons for the TiVo Merger” on page 102.

Q:	What will TiVo stockholders receive in the TiVo merger?

A:	In the TiVo merger, each share of TiVo common stock will be converted into the right to receive an amount of cash and a fraction of a share of New Parent common stock. We refer to the consideration that each share of TiVo common stock will be converted into as the TiVo merger consideration. We refer to the fraction of a share of New Parent common stock that is a component of the TiVo merger consideration as the exchange ratio.

The exchange ratio will be determined based, in part, on the volume weighted average of the trading price of Rovi common stock on the NASDAQ for each of the 15 consecutive trading days ending on (and including) the third complete trading day prior to the date on which the Rovi merger occurs, which we refer to as the average Rovi stock price.

If the average Rovi stock price is greater than or equal to $18.71 and less than or equal to $25.00, the exchange ratio will be the quotient of $7.95 divided by the average Rovi stock price, rounded to four decimal places. If the average Rovi stock price is greater than $25.00, the exchange ratio will be 0.3180.

If the average Rovi stock price is less than $18.71 but greater than or equal to $16.00, Rovi shall fix the exchange ratio as any fraction between 0.4250 and the quotient of $7.95 divided by the average Rovi stock price, rounded to four decimal places. If the average Rovi stock price is less than $16.00, Rovi shall fix the exchange ratio as either 0.4969 or the fraction that Rovi would have selected if the average Rovi stock price had been less than $18.71 but greater than or equal to $16.00. We refer to Rovi’s selection of the exchange ratio described in the preceding two sentences as the exchange ratio election. Below is a table illustrating exchange ratios that Rovi may select at certain average Rovi stock prices (see page 6 for a more complete table illustrating how the exchange ratio may change under various assumptions).

Average Rovi stock price	Up to $16.00	$16.50	$17.00	$17.50	$18.00	$18.50	$18.71 up to $25.00
Minimum exchange ratio	0.4250	0.4250	0.4250	0.4250	0.4250	0.4250	exchange ratio automatically adjusts based upon formula described above
Maximum exchange ratio	0.4969	0.4818	0.4676	0.4543	0.442	0.4297

The exchange ratio therefore depends on the following factors:

•	the average Rovi stock price; and

•	if the average Rovi stock price is less than $18.71, Rovi’s exchange ratio election.

The cash component of the TiVo merger consideration will be $2.75 if the average Rovi stock price is greater than or equal to $18.71. If the average Rovi stock price is less than $18.71, the cash component of the TiVo merger consideration will be $10.70 minus the product of (A) the greater of (i) the average Rovi stock price and (ii) $16.00, multiplied by (B) the exchange ratio.

The cash component of the TiVo merger consideration thus depends on the same factors that the exchange ratio depends on.

The cash component of the TiVo merger consideration will be no less than $2.75 and no more than $3.90, and the New Parent common stock component of the TiVo merger consideration will be no less than 0.3180 and no more than 0.4969 shares of New Parent common stock.

Shares held by TiVo as treasury stock or that are owned by TiVo, TiVo Merger Sub or any wholly owned subsidiary of TiVo and shares with respect to which appraisal rights are properly exercised and not withdrawn, which we collectively refer to as the TiVo excluded shares, will not receive the TiVo merger consideration and will be canceled. Those TiVo excluded shares with respect to which appraisal rights are properly exercised and not withdrawn will have the right to obtain payment in cash for the fair value of their shares of TiVo common stock, as determined by the Delaware Court of Chancery, rather than the TiVo merger consideration. The procedures to exercise appraisal rights are summarized under the section entitled “The Mergers—Appraisal Rights” beginning on page 150, and the text of the applicable appraisal rights provisions of Delaware law is included as Annex F to this joint proxy statement/prospectus.

TiVo stockholders will not receive any fractional shares of New Parent common stock in the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional New Parent common stock shares that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled and (ii) the average Rovi stock price.

Q:	What will Rovi stockholders receive in the Rovi merger?

A:	Upon completion of the Rovi merger, each share of common stock of Rovi, par value $0.001 per share, which we refer to as Rovi common stock, will be converted into one share of New Parent common stock, which we refer to as the Rovi merger consideration. Shares held by Rovi as treasury stock or that are owned by Rovi, Rovi Merger Sub or any other wholly owned subsidiary of Rovi, which we refer to as the Rovi excluded shares, will not be converted into the Rovi merger consideration and will be canceled.

Q:	Should I send in my stock certificates now for the exchange?

A:	TiVo Stockholders: No. TiVo stockholders should keep any stock certificates they hold at this time. After the mergers are completed, TiVo stockholders holding TiVo stock certificates will receive from New Parent’s exchange agent a letter of transmittal and instructions on how to obtain the TiVo merger consideration.

Rovi Stockholders: No. Rovi stockholders should keep any Rovi stock certificates they hold both now and after the mergers are completed. As of the effective time of the Rovi merger, holders of Rovi common stock will be deemed to have received shares of New Parent common stock (without the requirement to surrender any certificate previously representing shares of Rovi common stock or the issuance of new certificates representing New Parent common stock).

Q:	What equity stake will former TiVo stockholders and Rovi stockholders hold in New Parent?

A:	The equity stake that former TiVo stockholders and former Rovi stockholders will hold in New Parent will depend upon the average Rovi stock price and, if the average Rovi stock price is less than $18.71, the exchange ratio elected by Rovi. Upon completion of the mergers, it is anticipated that Rovi stockholders, on the one hand, and TiVo stockholders, on the other hand, will hold approximately 66% and 34%, respectively, of the shares of common stock of New Parent issued and outstanding immediately after the consummation of the mergers (on a fully diluted basis, including dilution from stock options, restricted stock awards, and restricted stock units, based on the treasury stock method), assuming that the average Rovi stock price is determined to equal the $18.81 per share closing price for Rovi common stock on the NASDAQ on July 29, 2016 and assuming that at average Rovi stock prices below $18.71 Rovi elects to provide more cash consideration rather than increasing the exchange ratio above 0.4250.

Q:	How do I calculate the value of the TiVo merger consideration?

A:	New Parent will issue a number of shares of New Parent common stock in exchange for each share of TiVo common stock based on the exchange ratio. The exchange ratio is subject to the two-way collar adjustment depending on the average Rovi stock price and, if the average Rovi stock price is less than $18.71, the exchange ratio elected by Rovi, within the ranges permitted by the merger agreement as detailed above. This adjustment could result in more or less shares of New Parent common stock being issued to TiVo stockholders. The implied value and allocation between cash and New Parent common stock of the TiVo merger consideration that TiVo stockholders will receive in the TiVo merger for each share of TiVo common stock may therefore depend on the average Rovi stock price, which may be greater or less than the current price of Rovi common stock or the price of Rovi common stock at the time of the special meetings, as well as the discretion of Rovi at average Rovi stock prices below $18.71.

The TiVo merger consideration is designed to be valued at $10.70 per share of TiVo common stock in total, provided that the average Rovi stock price is between $16.00 and $25.00. If the average Rovi stock price is below $16.00, the TiVo merger consideration per share of TiVo common stock is designed to be valued at $10.70 minus the product of (i) the exchange ratio and (ii) the amount by which the average Rovi stock price is less than $16.00. If the average Rovi stock price is above $25.00, the TiVo merger consideration per share of TiVo common stock is designed to be valued at $10.70 plus the product of (i) the exchange ratio and (ii) the amount by which the average Rovi stock price exceeds $25.00.

A chart illustrating what the TiVo merger consideration could be, and its implied valuation depending on the average Rovi stock price and Rovi’s exchange ratio election, is on the next page.

		Average Rovi Stock Price
		$14.00	$15.00	$16.00	$17.00	$18.00	$18.71	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00

No Cash Top-Up Election	Per Share Cash Amount	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75
	Per Share Stock Amount	6.96	7.45	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	8.27	8.59

	TiVo Merger Consideration	$9.71	$10.20	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$11.02	$11.34
	Exchange Ratio	0.4969x	0.4969x	0.4969x	0.4676x	0.4417x	0.4250x	0.4184x	0.3975x	0.3786x	0.3614x	0.3457x	0.3313x	0.3180x	0.3180x	0.3180x

With Cash Top-Up Election (1)	Per Share Cash Amount	$3.90	$3.90	$3.90	$3.48	$3.05	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75
	Per Share Stock Amount	5.95	6.38	6.80	7.23	7.65	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	8.27	8.59

	TiVo Merger Consideration	$9.85	$10.28	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$11.02	$11.34
	Exchange Ratio	0.4250x	0.4250x	0.4250x	0.4250x	0.4250x	0.4250x	0.4184x	0.3975x	0.3786x	0.3614x	0.3457x	0.3313x	0.3180x	0.3180x	0.3180x

				▼ Cash Top-Up Election Range

				▼ Collar Range

(1)	Assumes that Rovi elects the maximum permissible cash top-up at all prices below $18.71.

Based on the closing price of $17.35 per share of Rovi common stock on the NASDAQ on April 28, 2016, the date of the execution of the merger agreement, the TiVo merger consideration (both cash and stock components) represented an implied value of $10.70 per share of TiVo common stock, an approximate premium of 14% over the closing price of $9.42 per share of TiVo common stock on the NASDAQ, on April 28, 2016. Based on the closing price of $18.81 per share of Rovi common stock on the NASDAQ on July 29, 2016, including the cash and stock components of the purchase price, the implied value of the TiVo merger consideration represented approximately $10.70 per share of TiVo common stock.

Q:	How will investors know the final exchange ratio if the average Rovi stock price is less than $18.71 and how will Rovi decide whether to pay additional cash?

A:	If the Rovi stock price is less than $18.71 at the time of closing, rather than allow the exchange ratio to adjust, Rovi may elect in its sole discretion to pay additional cash consideration within the specified range set forth in the merger agreement. A chart illustrating what the TiVo merger consideration could be, and its implied valuation depending on the average Rovi stock price and Rovi’s exchange ratio election, is on the previous page. Rovi will evaluate various factors at the time of closing in determining whether to pay additional cash rather than allow the exchange ratio to adjust, such as its anticipated cash needs after closing, the resulting effect on relative stock ownership of the Rovi and TiVo investors in the New Parent and the total amount of purchase price that will be paid. At the time of closing, New Parent will file a Current Report on Form 8-K with the SEC which will include information regarding whether Rovi elected to use its cash top up option and the exchange ratio that will apply.

Q:	How do I calculate the value of the Rovi merger consideration?

A:	New Parent will issue one share of New Parent common stock in exchange for each share of Rovi common stock. The value of the Rovi merger consideration that Rovi stockholders will receive in the Rovi merger for each share of Rovi common stock will depend on the price per share of Rovi common stock at the time the merger is completed. That price will not be known at the time of the Rovi special meetings and may be greater or less than the current price or the price at the time of the special meetings.

Q:	What are the material risks associated with the mergers?

A:	There are certain material risks associated with the mergers which you should carefully consider in deciding whether to vote for adoption of the merger agreement. Such material risks include the fact that under a two-way collar mechanism, if the average Rovi stock price is less than $16.00 per share, the implied value to TiVo stockholders of the TiVo merger consideration will be less than $10.70 per share, measured in cash and the average Rovi stock price. In addition, the exchange ratio will result in the Rovi stockholders or the TiVo stockholders, as a group, owning a proportionately smaller or larger percentage of New Parent based upon the exchange ratio that ultimately applies to the transaction, which will depend on the Rovi stock price fluctuating between $16.00 and $25.00 per share and, if the Rovi stock price is between $16.00 and $18.71, the election of Rovi to pay more cash rather than allow the exchange ratio to adjust within that range. As a result, the Rovi stockholders and TiVo stockholders will exercise more (or less) influence over management depending on their relative ownership percentage of New Parent. To review the risk factors relating to the mergers in greater detail, see “Risk Factors—Risk Factors Relating to the Mergers” beginning on page 45.

Q:	What will be the composition of the New Parent’s Board of Directors after the Mergers?

A:

Prior to the closing date and effective as of immediately following the closing date, Rovi and New Parent will set the size of the New Parent board to a number no less than eight and no more than 11 directors, which will include two or three of TiVo’s current directors. The decision regarding the composition of the New Parent board will be made by the Rovi board (and, as a technical matter, by the New Parent board), following a recommendation of Rovi’s Corporate Governance and Nominating Committee. It is expected that the decision will be made prior to the consummation of the mergers.

For a more complete description of the New Parent board following the mergers, see “The Mergers—New Parent’s Board of Directors and Management after the Mergers” beginning on page 143.

Q:	What conditions must be satisfied to complete the mergers?

A:	Rovi and TiVo are not required to complete the mergers unless a number of conditions are satisfied or waived. These conditions include, among others: (i) receipt of both the Rovi stockholder approval and TiVo stockholder approval; (ii) that the shares of New Parent common stock have been approved for listing on the NASDAQ, subject to official notice of issuance; (iii) absence of any injunctions, orders or laws that would prohibit, restrain or make illegal the mergers, other than any foreign antitrust or competition law-related injunctions, orders or laws; (iv) effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the absence of any stop order or proceedings for that purpose; and (v) expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act. Additionally, Rovi is not required to complete the mergers unless (i) there are no legal proceedings pending in a United States District Court commenced by a governmental entity seeking an order that would prohibit, restrain or make illegal the consummation of the mergers under U.S. antitrust laws; and (ii) there are no motions by a governmental entity pending in a United States Court of Appeals, seeking an expedited appeal of the matters set forth in clause (i) that have been granted (as more fully described in the section titled “The Merger Agreement—Conditions to the Mergers”).

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Merger Agreement—Conditions to the Mergers” beginning on page 176.

Q:	What are the consequences to Rovi and TiVo if the merger agreement is terminated?

A:	If the merger agreement is terminated as described in greater detail in “The Merger Agreement—Termination” beginning on page 178, a termination fee may be payable.

Rovi will pay a termination fee of $9,150,000 to TiVo if the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to (x) (i) a failure to consummate the transaction by the outside date (as it may be extended) or (ii) a failure to obtain the Rovi stockholder approval, and (y) a takeover proposal (substituting 50% for 20% in its definition) for Rovi is publicly disclosed or otherwise made public for the first time as detailed in the merger agreement. If within one year following a termination described in the preceding sentence, Rovi enters into a definitive agreement for, or otherwise consummates, a takeover proposal (substituting 50% for 20% in the definition of takeover proposal), Rovi will pay a termination fee of $36,600,000 to TiVo less any amount previously paid pursuant to the preceding sentence.

Rovi will also pay a termination fee of $36,600,000 to TiVo if the merger agreement is terminated, or, at the time of termination for failure to obtain the Rovi stockholder approval, could have been terminated for certain other reasons related to Rovi’s board changing its recommendation in favor of the mergers or related actions, or if Rovi terminates the merger agreement prior to their stockholder approval in order to enter into a definitive agreement providing for a superior proposal, as described in greater detail in the merger agreement or Rovi’s breach of its non-solicitation obligations. Notwithstanding the foregoing, in no event will the full amount of the termination fee be paid more than once by Rovi, nor will TiVo be paid an aggregate amount pursuant to the termination fee provisions of the merger agreement in excess of the full amount of the termination fee.

TiVo will pay a termination fee of $9,150,000 to Rovi if the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to (x) (i) a failure to consummate the transaction by the outside date (as it may be extended) or (ii) a failure to obtain the TiVo stockholder approval, and (y) a takeover proposal (substituting 50% for 20% in its definition) for TiVo is publicly disclosed or otherwise made public for the first time as detailed in the merger agreement. If within one year following a termination described in the preceding sentence, TiVo enters into a definitive agreement for, or otherwise consummates, a takeover proposal (substituting 50% for 20% in the definition of takeover proposal), TiVo will pay a termination fee of $36,600,000 to Rovi less any amount previously paid pursuant to the preceding sentence.

TiVo will also pay a termination fee of $36,600,000 to Rovi if the merger agreement is terminated, or, at the time of termination for failure to obtain the TiVo stockholder approval, could have been terminated for certain other reasons related to TiVo’s board changing its recommendation in favor of the mergers or related actions, or if TiVo terminates the merger agreement prior to their stockholder approval in order to enter into a definitive agreement providing for a superior proposal, as described in greater detail in the merger agreement or TiVo’s breach of its non-solicitation obligations. Notwithstanding the foregoing, in no event will the full amount of the termination fee be paid more than once by TiVo, nor will Rovi be paid an aggregate amount pursuant to the termination fee provisions of the merger agreement in excess of the full amount of the termination fee.

Other than in circumstances resulting in the payment of a termination fee, upon termination, the merger agreement will be void and have no effect, without any liability or obligation on the part of any party, except for (i) obligations of the parties contained in the confidentiality agreement entered into in connection with the mergers, (ii) liability of any party for any fraud, willful breach of a representation or warranty or covenant in the merger agreement and (iii) certain other provisions of the merger agreement, including (a) provisions with respect to the ability of Rovi and TiVo to pursue damages against the other party for a willful breach of the merger agreement and (b) provisions with respect to the allocation of fees and expenses, which will survive termination of the merger agreement.

To review the consequences if the merger agreement is terminated in greater detail, see “The Merger Agreement—Termination Fees; Expenses” beginning on page 181.

Q:	What constitutes a quorum?

A:	Rovi Special Meeting: Holders of a majority in voting power of the Rovi common stock issued and outstanding and entitled to vote at the Rovi special meeting, present in person or represented by proxy, constitutes a quorum. In the absence of a quorum, stockholders holding a majority of the shares of Rovi common stock, present in person or represented by proxy, will have the power to adjourn the special meeting. As of the record date for the Rovi special meeting, 41,685,110 shares of Rovi common stock would be required to achieve a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares of Rovi common stock considered to be present at the meeting.

TiVo Special Meeting: Holders of a majority of the outstanding shares of TiVo common stock entitled to vote at the TiVo special meeting, present in person or represented by proxy, constitutes a quorum. In the absence of a quorum, the chairman of the meeting or stockholders holding a majority of the shares of TiVo common stock, present in person or represented by proxy, will have the power to adjourn the special meeting. As of the record date for the TiVo special meeting, 50,120,725 shares of TiVo common stock would be required to achieve a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares of TiVo common stock considered to be present at the meeting.

Q:	What vote is required to approve each TiVo proposal?

A:	Proposal to Adopt the Merger Agreement by TiVo Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock outstanding and entitled to vote. Accordingly, a TiVo stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a TiVo stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as a broker non-vote, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the TiVo Special Meeting by TiVo Stockholders: Approving the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain TiVo Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Securities Exchange Act of 1934 (as amended), which we refer to as the Exchange Act, TiVo is providing stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for TiVo’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger-Related Compensation for TiVo Named Executive Officers” beginning on page 184. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Q:	What vote is required to approve each Rovi proposal?

A:	Proposal to Adopt the Merger Agreement by Rovi Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock outstanding and entitled to vote. Accordingly, a Rovi stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a Rovi stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Rovi Special Meeting by Rovi Stockholders: Approving the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain Rovi Merger-Related Executive Compensation Arrangements: In accordance with the Exchange Act, Rovi is providing stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for Rovi’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger-Related Compensation for Rovi Named Executive Officers” beginning on page 187. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of Rovi common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger related executive compensation.

Q:	What are the recommendations of the TiVo board of directors?

A:	The TiVo board has (i) approved the merger agreement and consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement, the TiVo merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, TiVo and its stockholders, (iii) directed that the merger agreement be submitted to TiVo stockholders for adoption at the TiVo special meeting, (iv) recommended that TiVo’s stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

The TiVo board recommends that TiVo stockholders vote:

“FOR” the proposal to adopt the merger agreement;

“FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

“FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers contemplated by the merger agreement.

See “The Mergers—Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” beginning on page 102.

Q:	What are the recommendations of the Rovi board of directors?

A:	The Rovi board has (i) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders, (iii) directed that the merger agreement be submitted to Rovi stockholders for adoption, (iv) recommended that Rovi stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

The Rovi board recommends that Rovi stockholders vote:

“FOR” the proposal to adopt the merger agreement;

“FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

“FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Rovi’s named executive officers in connection with the mergers contemplated by the merger agreement.

See “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

Q:	When do you expect the mergers to be completed?

A:	Rovi and TiVo are working to complete the mergers as quickly as possible, and we anticipate that they will be completed in the third calendar quarter of 2016. However, the mergers are subject to a regulatory approval and other conditions which are described in more detail in this joint proxy statement/prospectus, and it is possible that factors outside the control of both companies could result in the mergers being completed at a later time, or not at all.

Q:	What are my U.S. federal income tax consequences as a result of the mergers?

A:	It is anticipated that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and that the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to TiVo’s obligation to complete the TiVo merger that TiVo receive a written opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, to the effect that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Code. It is a condition to Rovi’s obligation to complete the Rovi merger that Rovi receive an opinion of its counsel, Cooley LLP, which we refer to as Cooley, to the effect that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Code and/or that the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. If the Rovi merger and the TiVo merger, taken together, qualify as an “exchange” within the meaning of Section 351(a) of the Code, then:

•	U.S. holders (as defined in the section entitled “The Mergers—Material United States Federal Income Tax Consequences”) of Rovi common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Rovi common stock for New Parent common stock; and

•	U.S. holders of TiVo common stock generally will recognize gain, but not loss, on the exchange of TiVo common stock for a combination of New Parent common stock and cash equal to the lesser of:

(1)	the excess, if any, of (i) the sum of the fair market value of New Parent common stock received in the TiVo merger and the amount of cash received in the TiVo merger over (ii) the stockholder’s tax basis in the TiVo common stock surrendered in the TiVo merger, and

(2)	the amount of cash received by such stockholder in the TiVo merger.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. See “The Mergers—Material United States Federal Income Tax Consequences” on page 146.

Q:	Are TiVo stockholders entitled to appraisal rights?

A:	Pursuant to Section 262, which we refer to as Section 262, of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, holders of shares of TiVo common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of TiVo common stock, as determined by the Delaware Court of Chancery, rather than the TiVo merger consideration. Appraisal rights are only available to TiVo stockholders who do not vote in favor of adopting the merger agreement and a vote in favor of adopting the merger agreement will constitute a waiver of the stockholders’ appraisal rights. To exercise appraisal rights, TiVo stockholders must strictly follow the procedures prescribed by Section 262. These procedures are summarized under the section entitled “The Mergers—Appraisal Rights” beginning on page 150. In addition, the text of Section 262 is included as Annex F to this joint proxy statement/prospectus.

Q:	Are Rovi stockholders entitled to appraisal rights?

A:	No. Under the DGCL, holders of shares of Rovi common stock will not have the right to obtain payment in cash for the fair value of their shares of Rovi common stock, as determined by the Delaware Court of Chancery, rather than the Rovi merger consideration.

Q:	If the mergers are completed, when can I expect to receive the TiVo merger consideration for my shares of TiVo common stock?

A:	Certificated Shares: As soon as reasonably practicable after the effective time of the TiVo merger, New Parent will cause an exchange agent to mail to each holder of certificated shares of TiVo common stock a form of letter of transmittal and instructions for use in effecting the exchange of TiVo common stock for the TiVo merger consideration. After receiving the proper documentation from a holder of TiVo common stock, the exchange agent will deliver to such holder the cash and New Parent common stock to which such holder is entitled under the merger agreement. More information on the documentation a holder of TiVo common stock is required to deliver to the exchange agent may be found under the section entitled “The Mergers—Conversion of Shares; Exchange of Certificates; No Fractional Shares” beginning on page 144.

Book Entry Shares: Each holder of record of one or more book entry shares of TiVo common stock whose shares will be converted into the right to receive the TiVo merger consideration will automatically, upon the effective time of the TiVo merger, be entitled to receive, and New Parent will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New Parent common stock to which such holder is entitled under the merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the TiVo merger consideration.

Q:	If the mergers are completed, when can I expect to receive the New Parent common stock for my shares of Rovi common stock?

A:	The conversion of shares of Rovi common stock into shares of New Parent common stock will occur automatically at the effective time of the Rovi merger. As of the effective time of the Rovi merger, holders of Rovi common stock will be deemed to have received shares of New Parent common stock (without the requirement to surrender any certificate previously representing shares of Rovi common stock or the issuance of new certificates representing New Parent common stock). Additional information may be found under the section entitled “The Mergers—Conversion of Shares; Exchange of Certificates; No Fractional Shares” beginning on page 144.

Q:	What happens if I sell my shares of TiVo common stock or Rovi common stock before the applicable special meeting?

A:	The record dates for the TiVo special meeting, which we refer to as the TiVo record date, and for the Rovi special meeting, which we refer to as the Rovi record date, are earlier than the date of the special meetings and the date that the mergers are expected to be completed. If you transfer your shares after the applicable record date, but before the applicable special meeting, unless you grant the transferee a proxy, you will retain your right to vote at such special meeting, but will have transferred the right to receive the TiVo merger consideration or the Rovi merger consideration, as applicable, in the mergers. In order to receive the TiVo merger consideration or the Rovi merger consideration, as applicable, you must hold your shares through completion of the mergers.

Q:	What happens if I sell my shares of TiVo common stock or Rovi common stock after the applicable special meeting, but before the applicable effective time?

A:

If you transfer your shares after the applicable special meeting, but before the applicable effective time, you will have transferred the right to receive TiVo merger consideration or Rovi merger consideration, as applicable, in the mergers. In order to receive the TiVo merger consideration or the Rovi merger consideration, you must hold your shares of TiVo or Rovi, as applicable, through completion of the mergers.

About the Special Meetings

Q:	When and where will the TiVo and Rovi special meetings be held?

A:	TiVo: The TiVo special meeting will be held at the principal executive offices of TiVo, 2160 Gold Street, San Jose, California 95002, on September 7, 2016, at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed.

Rovi: The Rovi special meeting will be held at the principal executive offices of Rovi, 2 Circle Star Way, San Carlos, California 94070, on September 7, 2016, at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed.

Q:	Who is entitled to vote at the TiVo and Rovi special meetings?

A:	TiVo Special Meeting: TiVo has fixed July 22, 2016 as the TiVo record date. If you were a TiVo stockholder at the close of business on the TiVo record date, you are entitled to vote on matters that come before the TiVo special meeting. However, a TiVo stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the TiVo special meeting.

Rovi Special Meeting: Rovi has fixed July 22, 2016 as the Rovi record date. If you were a Rovi stockholder at the close of business on the Rovi record date, you are entitled to vote on matters that come before the Rovi special meeting. However, a Rovi stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Rovi special meeting.

Q:	How many votes do I have?

A:	TiVo: TiVo stockholders are entitled to one vote at the TiVo special meeting for each share of TiVo common stock held of record as of the TiVo record date. As of the close of business on the TiVo record date, there were 100,241,448 outstanding shares of TiVo common stock.

Rovi: Rovi stockholders are entitled to one vote at the Rovi special meeting for each share of Rovi common stock held of record as of the Rovi record date. As of the close of business on the Rovi record date, there were 83,370,218 outstanding shares of Rovi common stock.

Q:	What if I hold shares in both Rovi and TiVo?

A:	If you are a stockholder of both Rovi and TiVo, you will receive two separate packages of proxy materials. A vote as a TiVo stockholder for the proposal to adopt the merger agreement will not constitute a vote as a Rovi stockholder for the proposal to adopt the merger agreement, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM ROVI OR TIVO, OR SUBMIT A PROXY AS BOTH A ROVI AND TIVO STOCKHOLDER OVER THE INTERNET OR BY TELEPHONE.

Q:	My shares are held in “street name” by my broker. Will my broker automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.”

We believe that (i) under the DGCL, broker non-votes will be counted for purposes of determining the presence or absence of a quorum at the Rovi special meeting and the TiVo special meeting and (ii) under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, brokers do not have discretionary authority to vote on any of the Rovi proposals or on any of the TiVo proposals. To the extent that there are any broker non-votes, a broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement but will have no effect on the other proposals.

Q:	What do I need to do now?

A:	Read and consider the information contained in this joint proxy statement/prospectus carefully, and then please vote your shares as soon as possible so that your shares may be represented at your company’s special meeting.

Q:	How do I vote?

A:	You can vote in person by completing a ballot at the special meeting, or you can vote by proxy before the special meeting. Even if you plan to attend your company’s special meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark, sign and date the proxy card, and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at your company’s special meeting. For detailed information, see “The Rovi Special Meeting—How to Vote” beginning on page 79 and “The TiVo Special Meeting—How to Vote” beginning on page 73. YOUR VOTE IS VERY IMPORTANT.

Q:	Can I change my vote after I have submitted a proxy by telephone or over the Internet or submitted my completed proxy card?

A:	Yes. You can change your vote by revoking your proxy at any time before it is voted at the TiVo or Rovi special meeting, as applicable. You can do this in one of four ways: (1) submit a proxy again by telephone or over the Internet prior to midnight on the night before the special meeting; (2) sign another proxy card with a later date and return it prior to midnight on the night before the special meeting; (3) attend the applicable special meeting and complete a ballot; or (4) send a written notice of revocation to the secretary of TiVo or Rovi, as applicable, so that it is received prior to midnight on the night before the special meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	What should stockholders do if they receive more than one set of voting materials for a special meeting?

A:	You may receive more than one set of voting materials for a special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	Who should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the mergers, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a TiVo stockholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for TiVo, by mail at 105 Madison Avenue, New York, New York 10016, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by email at proxy@mackenziepartners.com.

If you are a Rovi stockholder, you should contact Innisfree M&A Incorporated, the proxy solicitation agent for Rovi, by mail at 501 Madison Avenue, 20th Floor, New York, New York 10022, or by telephone at (888) 750-5834 (toll free from U.S. and Canada) or +(412) 232-3651 (from other countries).

If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

SUMMARY

The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, stockholders are encouraged to carefully read this entire joint proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please see the section entitled “Where You Can Find More Information” beginning on page 216.

Information about the Companies (Page 69)

Rovi Corporation

Macrovision Solutions Corporation was incorporated in Delaware in December 2007. On May 2, 2008, Macrovision Corporation acquired Gemstar-TV Guide International, Inc. (“Gemstar”) in a cash and stock transaction. Upon consummation of this transaction on May 2, 2008, Macrovision Solutions Corporation assumed ownership of both Gemstar and Macrovision Corporation. On July 16, 2009, Macrovision Solutions Corporation changed its name to Rovi Corporation. Rovi is focused on powering entertainment discovery and personalization through product technology and intellectual property and using data and analytics to monetize interactions across multiple entertainment platforms. Rovi provides a broad set of content discovery solutions that are embedded in its customers’ products and services to connect consumers with entertainment, including device embedded and cloud-based interactive program guides (“IPGs”), natural language conversational voice and text search and recommendation services and its extensive database of “Metadata” (i.e., descriptive information, promotional images or other content that describes or relates to television shows, videos, movies, music, books, games or other entertainment content). Rovi also offers advertising and a portfolio of data and analytics products including advertising and programming promotion optimization that enable audience targeting in traditional pay TV advertising along with subscriber and operator analytic and insight products that service providers can use to unlock the usage patterns and behaviors of pay TV subscribers. Rovi’s solutions are deployed globally in the cable, satellite, consumer electronics, entertainment, media and online distribution markets. Rovi’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070. Rovi’s telephone number is (408) 562-8400 and its web site is www.rovicorp.com.

TiVo Inc.

TiVo Inc. was incorporated in Delaware in August 1997. TiVo is a leader in next-generation video technology software services and innovative cloud-based software-as-a-service solutions. TiVo’s software and cloud-based services provide an all-in-one approach for navigating ‘content chaos’ by seamlessly combining live, recorded, Video on Demand (“VOD”), and over-the-top (e.g. Netflix, Amazon, Hulu Plus, Vudu, and YouTube, among others) content into one intuitive user interface with simple universal search, discovery, viewing and recording, creating a unified viewing experience. This experience is distributed both directly to consumers and through distribution relationships with approximately 70 television service providers who utilize some or all of TiVo’s software, hardware, and cloud services to power their own television products. This includes the traditional TiVo products as well as its cloud-based search and discovery capabilities for non-TiVo user experiences and its emerging market television experiences, which were gained through the Cubiware acquisition. TiVo’s principal executive offices are located at 2160 Gold Street, San Jose, California 95002. TiVo’s telephone number is (408) 519-9100 and its web site is www.tivo.com.

Titan Technologies Corporation

Titan Technologies Corporation, also referred to in this document as “New Parent”, is a Delaware corporation and a direct wholly owned subsidiary of Rovi. Titan Technologies Corporation was organized on

April 28, 2016, solely for the purpose of effecting the mergers and, following consummation of the Rovi merger, Titan Technologies Corporation will change its name to “TiVo Corporation.” Pursuant to the merger agreement, Titan Acquisition Sub, Inc. will be merged with and into TiVo, and Nova Acquisition Sub, Inc. will be merged with and into Rovi. As a result, TiVo and Rovi will each become wholly owned subsidiaries of New Parent. As a result of the transactions contemplated by the merger agreement, New Parent will become a publicly traded corporation, and former TiVo and Rovi stockholders will own stock in New Parent. New Parent has not carried on any activities other than in connection with the mergers. New Parent’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

Nova Acquisition Sub, Inc.

Nova Acquisition Sub, Inc., also referred to in this document as “Rovi Merger Sub”, is a Delaware corporation and a direct wholly owned subsidiary of New Parent. Rovi Merger Sub was organized on April 28, 2016, solely for the purpose of effecting the mergers. Rovi Merger Sub will be merged with and into Rovi and, as a result, Rovi will become a wholly owned subsidiary of New Parent. Rovi Merger Sub has not carried on any activities other than in connection with the mergers. Rovi Merger Sub’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

Titan Acquisition Sub, Inc.

Titan Acquisition Sub, Inc., also referred to in this document as “TiVo Merger Sub”, is a Delaware corporation and a direct wholly owned subsidiary of New Parent. TiVo Merger Sub was organized on April 28, 2016, solely for the purpose of effecting the mergers. TiVo Merger Sub will be merged with and into TiVo and, as a result, TiVo will become a wholly owned subsidiary of New Parent. TiVo Merger Sub has not carried on any activities other than in connection with the mergers. TiVo Merger Sub’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

The Mergers

Rovi and TiVo have entered into the merger agreement providing for the combination of Rovi and TiVo under a new holding company, New Parent. As a result of the transactions contemplated by the merger agreement, former TiVo stockholders and Rovi stockholders will own stock in New Parent. It is a condition to the mergers that New Parent common stock be approved for listing on the NASDAQ, subject to issuance. Pursuant to the merger agreement, TiVo Merger Sub will be merged with and into TiVo, and Rovi Merger Sub will be merged with and into Rovi. As a result, TiVo and Rovi will each become wholly owned subsidiaries of New Parent.

The organization of Rovi, TiVo and New Parent before and after the mergers is illustrated on the following page.

Prior to the Mergers

Rovi Stockholders
100%
Rovi
New Parent
Rovi Merger Sub
TiVo Merger Sub
TiVo Stockholders
100%
TiVo

The Mergers

Rovi Stockholders
Rovi
STEP 1: Rovi Merger Sub will be merged with and into Rovi
New Parent
Rovi Merger Sub
TiVo Merger Sub
STEP 2: TiVo Merger Sub will be merged with and into TiVo
TiVo Stockholders
TiVo

After the Mergers

Former Rovi Stockholders
Former TiVo Stockholders
New Parent
Rovi
TiVo

Merger Consideration Received by TiVo Stockholders (Page 156)

At the effective time of the TiVo merger, each outstanding share of TiVo common stock, other than TiVo excluded shares, will be converted into, subject to a two-way collar detailed in the section entitled “The Merger Agreement—Merger Consideration Received by TiVo Stockholders” beginning on page 156, (i) the right to receive $2.75 per share in cash, without interest, and (ii) $7.95 per share in shares of validly issued, fully paid and non-assessable New Parent common stock, par value $0.001 per share, which we refer to as New Parent common stock, valued based on the average Rovi stock price. TiVo stockholders will not receive any fractional shares of New Parent common stock pursuant to the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional New Parent common stock shares that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled (rounded to four decimal places) and (B) the average Rovi stock price. A description of the New Parent common stock to be issued in connection with the TiVo merger is set forth under the section entitled “Description of New Parent Capital Stock” beginning on page 189.

Merger Consideration Received by Rovi Stockholders (Page 156)

At the effective time of the Rovi merger, each outstanding share of Rovi common stock, other than Rovi excluded shares, will be converted into one share of New Parent common stock (without the requirement to surrender any certificate previously representing any shares of Rovi common stock or the issuance of new certificates representing New Parent common stock). A description of the New Parent common stock to be issued in connection with the Rovi merger is set forth in the section entitled “Description of New Parent Capital Stock” beginning on page 189.

Total New Parent Shares to be Issued

Based on the number of shares of TiVo common stock outstanding as of, and the number of shares of Rovi common stock outstanding as of, and assuming that the average Rovi stock price is the $18.81 per share closing price of shares of Rovi common stock on, July 29, 2016 and assuming no TiVo stock options or Rovi stock options are exercised between July 29, 2016 and the effective times of the mergers, and further assuming that at average Rovi stock prices below $18.71 Rovi elects to provide more cash consideration rather than increasing the exchange ratio above 0.4250, the total number of shares of New Parent common stock will be approximately 129,846,225.

Comparative Per Share Market Price and Dividend Information (Page 44)

Rovi common stock is listed on the NASDAQ under the symbol “ROVI.” TiVo common stock is listed on the NASDAQ under the symbol “TIVO.” The following table shows the closing prices of Rovi common stock and TiVo common stock as reported on April 28, 2016, the last trading day before the merger agreement was publicly announced, and on July 29, 2016.

	TiVo Common Stock	Rovi Common Stock
April 28, 2016	$9.42	$17.35
July 29, 2016	$10.54	$18.81

The market prices of Rovi common stock and TiVo common stock will fluctuate prior to the consummation of the mergers. You should obtain current market quotations for the shares.

Neither TiVo nor Rovi currently pays a quarterly dividend on its common stock. Under the terms of the merger agreement, during the period before the effective times of the mergers, TiVo is prohibited from paying any dividends on its common stock and Rovi is prohibited from paying any dividends on its common stock, unless TiVo or Rovi has received written consent from the other party.

TiVo Special Meeting (Page 71)

Date, Time and Place

A special meeting of the stockholders of TiVo will be held at the principal executive offices of TiVo, 2160 Gold Street, San Jose, California 95002 on September 7, 2016, at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed to a later date or time.

Purpose of the Special Meeting

At the special meeting, TiVo stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;

•	a proposal to approve the adjournment of the TiVo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	a proposal to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers contemplated by the merger agreement.

Record Date; Shares Entitled to Vote

Only holders of record of shares of TiVo common stock at the close of business on the TiVo record date (July 22, 2016) will be entitled to vote shares held at that date at the TiVo special meeting or any adjournments or postponements thereof. Each outstanding share of TiVo common stock entitles its holder to cast one vote.

As of the TiVo record date, there were 100,241,448 shares of TiVo common stock outstanding and entitled to vote at the TiVo special meeting.

Vote Required

Proposal to Adopt the Merger Agreement by TiVo Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock outstanding and entitled to vote. Accordingly, a TiVo stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a TiVo stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the TiVo Special Meeting by TiVo Stockholders: Approving the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain TiVo Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, TiVo is providing stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for TiVo’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger-Related Compensation for TiVo Named Executive Officers” beginning on page 184. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Rovi Special Meeting (Page 77)

Date, Time and Place

A special meeting of the stockholders of Rovi will be held at the principal executive offices of Rovi, Two Circle Star Way, San Carlos, California 94070, on September 7, 2016 at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed to a later date or time.

Purposes of the Special Meeting

At the special meeting, Rovi stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;

•	a proposal to approve the adjournment of the special meeting, if it is necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	a proposal to approve, by non-binding advisory vote, certain compensation arrangements for Rovi’s named executive officers in connection with the mergers contemplated by the merger agreement.

Record Date; Shares Entitled to Vote

Holders of Rovi common stock as of the close of business on the Rovi record date (July 22, 2016) are entitled to vote at the special meeting or any adjournment or postponement thereof. Each share of Rovi common stock is entitled to one vote. As of the Rovi record date, 83,370,218 shares of Rovi common stock were outstanding.

Vote Required

Proposal to Adopt the Merger Agreement by Rovi Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock outstanding and entitled to vote. Accordingly, a Rovi stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a Rovi stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Rovi Special Meeting by Rovi Stockholders: Approving the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain Rovi Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, Rovi is providing stockholders with the opportunity to approve, by non- binding, advisory vote, certain compensation payments for Rovi’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger-Related Compensation for Rovi Named Executive Officers” beginning on page 187. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of              common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Recommendation of the TiVo Board (Page 102)

The TiVo board has (i) approved the merger agreement and consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement, the TiVo merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, TiVo and its stockholders, (iii) directed that the merger agreement be submitted to TiVo stockholders for adoption at the TiVo special meeting, (iv) recommended that TiVo’s stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

THE TIVO BOARD RECOMMENDS THAT TIVO STOCKHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT;

•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT; AND

•	“FOR” THE PROPOSAL TO APPROVE, BY NON-BINDING, ADVISORY VOTE, CERTAIN COMPENSATION ARRANGEMENTS FOR TIVO’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS CONTEMPLATED BY THE MERGER AGREEMENT.

We refer to the recommendation that TiVo stockholders vote “FOR” the proposal to adopt the merger agreement as the TiVo recommendation. See “The Mergers—Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” beginning on page 102.

TiVo’s Reasons for the TiVo Merger (Page 102)

The TiVo board, in evaluating the proposed merger and the merger agreement, consulted with TiVo’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, considered a variety of factors weighing positively and negatively in connection with the TiVo merger.

The reasons in favor of the merger considered by the TiVo board include, but are not limited to, the following:

•	the fact that the proposed consideration to be received by the holders of TiVo common stock represented a significant premium over the market price at which TiVo’s common stock traded prior to publication of press reports that TiVo was rumored to be in discussions with Rovi regarding a possible transaction;

•	the fact that the consideration to be paid in the TiVo merger is subject to a two-way collar mechanism, under which there will be adjustment to the amount of cash and shares of New Parent common stock payable per share of TiVo common stock based on the volume-weighted average trading price of the Rovi common stock on the NASDAQ over the 15 day period ending on (and including) the third trading day prior to closing, which we refer to as the average Rovi stock price;

•	the belief of TiVo’s board that the TiVo merger is more favorable to TiVo’s stockholders than the potential value that might result from the other alternatives reasonably available to TiVo; and

•	the fact that TiVo’s stockholders will participate in any future share price appreciation of the combined company, and potential cost synergies created by the transaction.

TiVo’s board also considered a variety of potentially negative factors in its deliberations concerning the merger agreement, and the TiVo merger, including the following (not in relative order of importance):

•	the fact that the transaction is not all cash, which precludes TiVo’s stockholders from enjoying certainty of value for their shares of TiVo common stock;

•	the fact that capital markets broadly, and the TiVo and Rovi stock prices, specifically, have been highly volatile recently, which may result in fluctuations in the value of the portion of the consideration to TiVo’s stockholders to be paid in New Parent common stock, notwithstanding the two-way collar mechanism;

•	the impact that cross licenses may have on the licensing opportunities of the combined companies; and

•	the fact that, under the two-way collar mechanism, the value to TiVo stockholders, measured in cash and average Rovi stock price, will not increase as the average Rovi stock price increases, except to the extent any such increase results in an average Rovi stock price in excess of $25.00 per share.

After considering the potentially positive and potentially negative factors, TiVo’s board concluded that the potential benefits of the merger agreement and the TiVo merger outweighed the risks and other potentially negative factors associated with the merger agreement and the TiVo merger. For a more complete discussion of these factors and additional factors, see “Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” on page 102.

Recommendation of the Rovi Board (Page 118)

The Rovi board has (i) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders, (iii) directed that the merger agreement be submitted to Rovi stockholders for adoption, (iv) recommended that Rovi stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

THE ROVI BOARD RECOMMENDS THAT ROVI STOCKHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT;

•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT; AND

•	“FOR” THE PROPOSAL TO APPROVE, BY NON-BINDING, ADVISORY VOTE, CERTAIN COMPENSATION ARRANGEMENTS FOR ROVI’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS CONTEMPLATED BY THE MERGER AGREEMENT.

We refer to the recommendation that Rovi stockholders vote “FOR” the proposal to adopt the merger agreement as the Rovi recommendation. See “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

Rovi’s Reasons for the Rovi Merger (Page 118)

The Rovi board, in evaluating the mergers and the merger agreement, considered a variety of factors weighing positively and negatively in connection with the mergers.

The reasons in favor of the mergers considered by the Rovi board include, but are not limited to, the following:

•	the strategic and transformative nature of the transaction, which will combine Rovi’s and TiVo’s respective businesses to create a new company which will be one of the leading enterprises for media and entertainment technology;

•	the fact that Rovi stockholders would have the opportunity to participate in the future performance of the combined company due to their majority ownership of the New Parent common stock upon completion of the mergers;

•	the fact that the combined company would have a strong balance sheet and the ability to invest in improving and adding new technology, services and products for customers; and

•	Rovi’s view of the likelihood that the required regulatory approval would be obtained without a material adverse impact on the respective businesses of Rovi, TiVo or New Parent.

Potentially negative factors considered by the Rovi board include, but are not limited to, the following:

•	the dilution associated with the shares that New Parent could be required to issue under the mergers;

•	the risks and costs to Rovi if the mergers are not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk that the potential benefits of the mergers may not be fully or partially realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of Rovi and TiVo; and

•	various other risks associated with the mergers and the business of Rovi, TiVo and the combined company described under “Risk Factors” in this joint proxy statement/prospectus.

After considering the potentially positive and potentially negative factors, the Rovi board concluded that the potential benefits of the merger agreement and the mergers outweighed the risks and other potentially negative factors associated with the merger agreement and the proposed mergers. For a more complete discussion of these factors and additional factors, see “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

Opinion of Financial Advisor to TiVo (Page 107)

Opinion of LionTree Advisors LLC

On April 28, 2016, at a meeting of the TiVo board, LionTree Advisors LLC, which we refer to as LionTree, rendered an oral opinion to the TiVo board (which was subsequently confirmed in writing by delivery of LionTree’s written opinion dated April 28, 2016), as to the fairness, from a financial point of view, as of such date, to the holders of TiVo common stock of the consideration to be paid for such shares of TiVo common stock (for purposes of such opinion and this summary, other than the TiVo excluded shares, and other than any such shares held by Rovi and its affiliates, which we refer to collectively as the excluded parties) pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was provided to the TiVo board and only addressed the fairness, from a financial point of view, to the holders of TiVo common stock (other than the excluded parties) of the consideration to be received by such stockholders pursuant to the merger agreement (without giving effect to any impact of the transactions contemplated by the merger agreement (which we refer to collectively as the transaction) on any particular stockholder of TiVo other than in its capacity as a holder of TiVo common stock). The summary of LionTree’s opinion is described in greater detail under “The Mergers—Opinion of Financial Advisor to TiVo” beginning on page 107 of this joint proxy statement/prospectus. The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the transaction or any other matter.

Opinion of Financial Advisor to Rovi (Page 120)

Opinion of Evercore Group L.L.C.

In connection with the mergers, Rovi’s financial advisor, Evercore Group L.L.C., which we refer to as Evercore, delivered an opinion, dated April 28, 2016, to the Rovi board as to the fairness, from a financial point of view and as of the date of such opinion, to Rovi of the TiVo merger consideration. The full text of Evercore’s written opinion is attached to this joint proxy statement/prospectus as Annex B and sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken. Evercore’s opinion was provided to the Rovi board (in its capacity as such) for its information in connection with its evaluation of the TiVo merger consideration and did not address any other aspect of the proposed mergers, including the relative merits of the mergers as compared to alternative transactions or strategies that might be available to Rovi or the underlying business decision of Rovi to proceed with the mergers. The opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed mergers or otherwise.

Interests of TiVo Officers and Directors in the Mergers (Page 134)

Certain of TiVo’s executive officers and directors have interests in the mergers that are different from, or in addition to, the interests of TiVo’s stockholders. Some of these interests include ownership of TiVo stock options, restricted stock awards and other derivative securities, a transaction-based bonus (in the case of Pavel Kovar), retention arrangements and potential separation payments upon a qualifying termination in connection with or following the TiVo merger, as well as accelerated vesting of or other modification to derivative securities, summarized as follows:

•	Although no determination has been made as to the identity or number of TiVo directors who will be appointed to the New Parent board, a minimum number of TiVo directors will be appointed to the New Parent board as follows: (i) if the New Parent board size is set at eight or nine directors, two individuals from the TiVo board will be appointed to the New Parent board, and (ii) if the New Parent board size is set at 10 or 11 directors, three individuals from the TiVo board will be appointed to the New Parent board.

•	New Parent has not yet paid any compensation to its directors, but it is currently expected that the compensation to be paid to directors of New Parent, including those directors who were formerly directors of TiVo and become directors of New Parent, will be substantially similar to the compensation that was paid to Rovi directors.

•	TiVo stock options, TiVo restricted stock units and TiVo restricted stock awards held by TiVo’s employees, including its executive officers, will be converted into stock options, restricted stock units and restricted stock awards of New Parent pursuant to the terms set forth in the merger agreement.

•	TiVo stock options and TiVo restricted stock awards held by members of the TiVo board (regardless of whether such board member is appointed to the New Parent board) will not be assumed by New Parent, and therefore will receive full acceleration pursuant to the terms of TiVo’s equity incentive plans. Pursuant to the terms thereof, such awards will be cancelled in exchange for the same per share payment paid to holders of TiVo common stock, after deduction of any per share exercise price in the case of TiVo stock options, and less any amount required to be withheld. In addition, RSUs held by Wendy Webb will be accelerated immediately prior to the closing of the TiVo merger to match the treatment of the restricted stock awards held by other directors.

•	Certain TiVo employees, including Naveen Chopra, Dan Phillips, Matthew Zinn and Pavel Kovar, hold TiVo performance stock awards that vest only upon achievement of certain milestones related to the value of TiVo’s common stock. Upon completion of the TiVo merger, such awards will be converted into time-based restricted stock awards denominated in shares of New Parent common stock and covering a number of shares assuming target-level performance (“New Parent Converted Restricted Stock Awards”), provided that the holder remains employed through the consummation of the TiVo merger. Each such New Parent Converted Restricted Stock Award will be subject to vesting in three equal annual installments that will be deemed to commence as of the original grant date of such award by TiVo. As a result, two-thirds of the shares underlying TiVo performance stock awards granted in 2014, and one-third of the shares underlying TiVo performance stock awards granted in 2015, will effectively accelerate and be deemed vested as of the consummation of the TiVo merger.

•	Charles (Dan) Phillips, the Chief Operating Officer of TiVo, has entered into a retention letter agreement providing for certain cash payments and benefits, in lieu of the benefits provided under his change in control severance terms and conditions agreement, if he remains employed with TiVo through March 31, 2018, subject to earlier payment if his employment is terminated prior to such date for certain qualifying reasons.

•	Pavel Kovar, the Chief Accounting Officer of TiVo, is entitled to receive a one-time cash bonus in the amount of $325,000, 50% of which is payable upon the closing of the TiVo merger and the remaining 50% of which is payable upon the six-month anniversary of Closing of the TiVo merger.

•	Pursuant to the terms of change of control severance terms and conditions agreements, certain executives are entitled to receive separation payments in the event of their qualifying termination within 13 months following the completion of the TiVo merger, in each case equal to a percentage of his or her annual base salary and target annual bonus, which percentage is 150% for Executive Vice Presidents and Senior Vice Presidents and 100% for Vice Presidents.

•	If the TiVo merger is completed and the employment of each executive officer is terminated, based on a $9.72 share price of TiVo common stock and a presumed closing date of May 27, 2016, the officers would in aggregate receive an estimated $5,123,580 non-equity related cash severance and other payment, $9,566,884 equity related cash severance, and $184,800 benefits continuation.

Interests of Rovi Officers and Directors in the Mergers (page 140)

Certain of Rovi’s executive officers and directors have interests in the mergers that are different from, or in addition to, the interests of Rovi’s stockholders. These interests include, among others:

•	Rovi’s current executive officers will become the executive officers of New Parent following the completion of the mergers.

•	Rovi anticipates that certain members of Rovi’s board will continue as directors of New Parent following the completion of the mergers, although no determination has been made as to the identity or number of Rovi directors who will be appointed to the New Parent board.

•	New Parent has not yet paid any compensation to its directors or executive officers, but it is currently expected that the compensation to be paid to directors and executive officers of New Parent will be substantially similar to the compensation paid to Rovi directors and executive officers.

•	The Rovi executive officers are parties to severance agreements that provide for cash severance, accelerated vesting and other benefits in the case of qualifying terminations of employment within the period beginning 90 days prior to and ending 12 months following a change in control, and the Rovi merger qualifies as a change in control under the agreements with John Burke and Peter Halt. If the Rovi merger is completed and such executive officers experience a qualifying termination within the relevant period, such officers will receive double trigger severance benefits equal to an aggregate of approximately $7,048,309.

The members of the TiVo board and the Rovi board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers and in recommending to TiVo and Rovi stockholders that the merger agreement be adopted. These interests are described in more detail and further quantified in the section of this document entitled “The Mergers—Interests of Officers and Directors in the Mergers” beginning on page 134.

Governmental and Regulatory Approvals (Page 145)

The mergers are subject to the requirements of the HSR Act, and expiration or termination of the waiting period under this Act is necessary to consummate the mergers. Rovi and TiVo each filed a Notification and Report Form pursuant to the HSR Act with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the U.S. Department of Justice, which we refer to as the DOJ, with respect to the mergers. The DOJ and FTC granted early termination of the HSR Act waiting period on July 8, 2016.

The FTC and DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the mergers. At any time before the mergers, including after granting early termination, the FTC or DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the mergers. In addition, private parties, as well as state and foreign governments, may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the mergers or other related transactions on antitrust grounds will not be made or, if such a challenge is made, of the result, including any delay or bar to the completion of the mergers.

The antitrust and competition laws of certain foreign countries often apply to transactions such as the mergers, and notifications may be required when such laws are applicable. However, Rovi and TiVo do not believe that any such foreign antitrust filings are required in connection with the mergers, and accordingly, the obligations of Rovi and TiVo to consummate the mergers are not subject to conditions precedent related to any such foreign antitrust filings.

No Solicitation (Page 169)

Subject to certain exceptions, each of Rovi and TiVo has agreed to not solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal (as defined in the merger agreement) from any third party, engage in any discussions or negotiations regarding any takeover proposal, provide any confidential information or data to any person in relation to a takeover proposal, approve or recommend any takeover proposal or any letter of intent, merger agreement or similar agreement related to any takeover proposal. Notwithstanding these restrictions, the merger agreement provides that, prior to obtaining stockholder approval to adopt the merger agreement, under specific circumstances, each of Rovi and TiVo may provide information to, and engage in discussions and negotiations with, third parties in response to an unsolicited acquisition proposal that constitutes or which is reasonably expected to lead to a superior proposal (as defined in the merger agreement) if the TiVo board or the Rovi board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take such action with respect to the takeover proposal would be inconsistent with its fiduciary duties to its stockholders under applicable law.

Restrictions on Recommendation Withdrawal (Page 169)

The merger agreement generally restricts the ability of each of the Rovi board and the TiVo board from withdrawing its recommendation that its stockholders adopt the merger agreement. However, each of the Rovi board and the TiVo board may withdraw its recommendation (i) in response to a superior proposal, if such board concludes that a failure to change its recommendation would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws and, if requested by the other party, its representatives shall have negotiated in good faith with the other party for five business days (and in the case of any material amendment or modification to such superior proposal, for a period expiring upon the later to occur of three business days and the end of such five business day period) regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by the other party in response to such superior proposal or (ii) in response to an intervening event (as defined in the merger agreement) and such board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws. Each of TiVo and Rovi, as the case may be, have the contractual right to the benefit of the matching rights described in the foregoing sentence no more than one time with respect to a takeover proposal, including any material amendments or modifications thereof.

Conditions to the Mergers (Page 176)

Conditions to Rovi’s, New Parent’s, the Merger Subs’ and TiVo’s Obligations to Complete the Mergers

The obligations of Rovi, Rovi Merger Sub and New Parent to consummate the Rovi merger and of TiVo, TiVo Merger Sub and New Parent to consummate the TiVo merger are subject to the satisfaction at or prior to the closing of various conditions (which may be waived, in whole or in part, to the extent permitted by law, by Rovi or New Parent, as the case may be, on behalf of itself and its subsidiaries, and TiVo) that include the following:

•	TiVo has obtained the TiVo stockholder approval, and Rovi has obtained the Rovi stockholder approval;

•	the shares of New Parent common stock issuable to TiVo’s stockholders and Rovi’s stockholders pursuant to the merger agreement have been approved for listing on the NASDAQ, subject to official notice of issuance;

•	no order (disregarding any foreign antitrust or competition law-related order) has been promulgated, entered, enforced, enacted or issued or is applicable to the mergers or other transactions contemplated by the merger agreement by any governmental entity which prohibits, restrains or makes illegal the consummation of the mergers or other transactions contemplated by the merger agreement and continues in effect;

•	effectiveness of the registration statement for the New Parent common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order or proceedings for that purpose; and

•	the waiting period (and any extensions thereof) under the HSR Act has expired or been terminated.

Conditions to Rovi’s, New Parent’s and the Merger Subs’ Obligation to Complete the Mergers

The obligations of Rovi, New Parent and Rovi Merger Sub to consummate the Rovi merger and of New Parent and TiVo Merger Sub to consummate the TiVo merger are subject to the satisfaction or waiver, to the extent permitted, of the following conditions:

•	TiVo’s representations and warranties are true and correct as of the date of the merger agreement and the closing date, subject to certain materiality or “material adverse effect” qualifications described in the merger agreement, and Rovi, New Parent and the Merger Subs have received a certificate from officers of TiVo to that effect;

•	TiVo has performed in all material respects all of its obligations under the merger agreement, and Rovi, New Parent and the Merger Subs have received a certificate from officers of TiVo to that effect;

•	no TiVo material adverse effect has occurred, and New Parent and the Merger Subs have received a certificate from officers of TiVo to that effect;

•	the receipt by Rovi of a tax opinion from Cooley to the effect that the Rovi merger and the TiVo merger, taken together, will be treated as an “exchange” described in Section 351(a) of the Code and/or the Rovi merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the (i) absence of any legal proceedings in a United States District Court commenced by a governmental entity seeking an order that would prohibit, restrain or make illegal the consummation of the mergers under U.S. antitrust laws; and (ii) the absence of any motions by a governmental entity pending in a United States Court of Appeals, seeking an expedited appeal of the matters set forth in clause (i) that have been granted.

Conditions to TiVo’s Obligation to Complete the TiVo Merger

The obligation of TiVo to consummate the TiVo merger is subject to the satisfaction or waiver, to the extent permitted, of the following conditions:

•	Rovi’s, New Parent’s and the Merger Subs’ representations and warranties are true and correct as of the date of the merger agreement and the closing date, subject to certain materiality or “material adverse effect” qualifications described in the merger agreement, and TiVo has received a certificate from officers of Rovi to that effect;

•	Rovi has performed in all material respects all of its obligations under the merger agreement, and TiVo has received a certificate from officers of Rovi to that effect;

•	no Rovi material adverse effect has occurred, and TiVo has received a certificate from officers of Rovi to that effect; and

•	the receipt by TiVo of a tax opinion from Skadden to the effect that the Rovi merger and the TiVo merger, taken together, will be treated as an “exchange” described in Section 351(a) of the Code.

Closing (Page 156)

Under the terms of the merger agreement, the closing of the mergers will occur as soon as practicable (but, in any event, within three business days) after satisfaction or waiver of the conditions set forth in the merger agreement. We refer to the date on which the closing occurs as the closing date.

Termination (Page 178)

The merger agreement may be terminated and the mergers may be abandoned at any time prior to the effective time of the TiVo merger, whether before or after the TiVo stockholder approval and/or the Rovi stockholder approval:

•	by the mutual written consent of Rovi and TiVo;

•	by either of TiVo or Rovi:

•	if any U.S. governmental entity has issued a final, non-appealable order prohibiting the mergers;

•	if the mergers have not been consummated by October 14, 2016, which we refer to as the outside date; provided, that if the conditions relating to (i) the absence of any order (other than a foreign antitrust or competition law related order) of a governmental entity prohibiting the mergers, (ii) expiration or termination of the waiting period (and any extensions thereof) under the HSR Act and (iii) the absence of legal proceedings in a United States District Court seeking to prohibit the mergers under the U.S. antitrust laws or a motion of a governmental entity pending in a United States Court of Appeals seeking expedited appeal, review, rehearing or reconsideration of such a legal proceeding have not been satisfied or waived by the fifth business day prior to October 14, 2016, either Rovi or TiVo may extend the outside date from time to time to a date not later than January 14, 2017 (this right of termination is not available to a party if its action or failure to act constitutes a material breach or violation of its covenants, agreements or other obligations under the merger agreement that caused or resulted in (x) the failure to satisfy the conditions to the obligations of the terminating party to consummate the applicable merger(s) prior to the outside date (as it may be extended) or (y) the failure of the closing to occur by the outside date (as it may be extended));

•	if the Rovi stockholder approval has not been obtained at the conclusion of the duly convened Rovi special meeting, as it may be adjourned or postponed; or

•	if the TiVo stockholder approval has not been obtained at the conclusion of the duly convened TiVo special meeting, as it may be adjourned or postponed.

•	By TiVo:

•	if (i) the Rovi board or any committee thereof makes, prior to the Rovi special meeting, an adverse recommendation change (as summarized in the section entitled “The Mergers — No Solicitation” beginning on page 169); (ii) the Rovi board or any committee thereof fails to include the Rovi recommendation in this joint proxy statement/prospectus; (iii) a tender offer or exchange offer is commenced and the Rovi board fails to recommend against acceptance of such tender offer or exchange offer by Rovi stockholders; (iv) the Rovi board or any committee refuses to affirm publicly the Rovi recommendation following any reasonable written request by TiVo; or (v) the Rovi board formally resolves to take or publicly announces an intention to take any of the foregoing summarized actions;

•	prior to the receipt of the Rovi stockholder approval, if Rovi is in willful breach of its non-solicitation obligations (for purposes of the merger agreement, “willful breach” means (i) with respect to any breach of a representation or warranty contained in the merger agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching party on the date of the merger agreement that such representation or warranty was in breach, (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in the merger agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of the merger agreement and (iii) the failure by any party to consummate the transactions contemplated by the merger agreement after all of the conditions to the mergers have been satisfied or waived (by the party entitled to waive any such applicable conditions));

•	if Rovi breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Rovi’s representations and warranties or Rovi’s compliance with its covenants and agreements and (ii) is incapable of being cured by Rovi by the outside date (as it may be extended); or

•	prior to the receipt of the TiVo stockholder approval, so that TiVo may enter into a definitive agreement providing for a superior proposal.

•	By Rovi:

•	if (i) the TiVo board or any committee thereof makes, prior to the TiVo special meeting, an adverse recommendation change; (ii) the TiVo board or any committee thereof fails to include the TiVo recommendation in this joint proxy statement/prospectus; (iii) a tender offer or exchange offer is commenced and the TiVo board fails to recommend against acceptance of such tender offer or exchange offer by TiVo stockholders; (iv) the TiVo board or any committee refuses to affirm publicly the TiVo recommendation following any reasonable written request by Rovi; or (v) the TiVo board formally resolves to take or publicly announces an intention to take any of the foregoing summarized actions;

•	prior to the receipt of the TiVo stockholder approval, if TiVo is in willful breach of its non-solicitation obligations;

•

if TiVo breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of TiVo’s representations and warranties or TiVo’s compliance with its covenants and agreements and (ii) is incapable of being cured by TiVo by the outside date (as it may be extended); or

•	prior to the receipt of the Rovi stockholder approval, so that Rovi may enter into a definitive agreement providing for a superior proposal.

Termination Fees; Expenses (Page 181)

All out-of-pocket fees and expenses incurred by the parties are to be paid solely by the party that has incurred such fees and expenses.

In the event that (i) the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to a failure to consummate the transaction by the outside date (as it may be extended), and (ii) a takeover proposal (substituting 50% for 20% in its definition) for Rovi or TiVo, as applicable, is publicly disclosed or otherwise made public for the first time twenty (20) days prior to the date of termination and on or after the date of the merger agreement, where the vote seeking the stockholder approval applicable to the party with respect to which the takeover proposal was made had not been taken prior to the second business day prior to the outside date (as it may be extended), then the party that could have so terminated (or did so terminate, as applicable) will be paid by the other party, by wire transfer of same day funds on the date of such termination, $9,150,000.

In the event that (i) the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to a failure to obtain the Rovi stockholder approval or TiVo stockholder approval, as applicable, and (ii) a takeover proposal (substituting 50% for 20% in its definition) for Rovi or TiVo, as applicable, is publicly disclosed or otherwise made public for the first time ten (10) business days prior to the date of the special meeting of stockholders of the party with respect to which such takeover proposal was made and on or after the date hereof and not withdrawn prior to the final conclusion of such special meeting of stockholders, then the party that could have so terminated (or did so terminate, as applicable) will be paid by the other party, by wire transfer of same day funds on the date of such termination, $9,150,000.

If within one year following a termination described in the preceding two paragraphs, the party obliged to pay such $9,150,000 fee enters into a definitive agreement for, or otherwise consummates, a takeover proposal (substituting 50% for 20% in its definition), then such party will pay to the other party, by wire transfer of same day funds upon the earlier of the public announcement of such party’s entry into any such definitive agreement or the consummation of any such takeover proposal, $36,600,000 less any amount previously paid pursuant to the immediately preceding two paragraphs.

The merger agreement contains certain termination rights for Rovi and TiVo, as applicable, and provides that the terminating party (or the party that could have terminated for such specified circumstances, as applicable) will be paid by the other party a termination fee of $36,600,000 payable by wire transfer of same-day funds no later than two business days after the termination under the following specified circumstances:

•

the merger agreement is terminated, or at the time of termination for failure to obtain the Rovi stockholder approval or TiVo stockholder approval, as applicable, could have been terminated for: (i) an adverse recommendation change made by the TiVo board or Rovi board, as applicable, or any committee thereof prior to the special meeting, (ii) a failure by the TiVo board or Rovi board, as applicable, or any committee thereof to include its recommendation in this joint proxy statement/prospectus, (iii) a failure by the TiVo board or the Rovi board, as applicable, to recommend against acceptance by its stockholders of a tender offer or exchange offer, (iv) a failure by the TiVo board or the Rovi board, as applicable, to affirm its recommendation upon any reasonable written request by Rovi or TiVo, as applicable, or (v) a formal resolution by the TiVo board or the Rovi board, as applicable, to take or a public announcement of an intention to take any of the foregoing summarized actions; or

•	the merger agreement is terminated, or at the time of termination could have been terminated, for TiVo’s or Rovi’s, as applicable, willful breach of its non-solicitation obligations (prior to the receipt of the required stockholder approval).

The merger agreement further provides that, in the following circumstance, the terminating party shall pay to the other party a termination fee of $36,600,000 payable by wire transfer of same-day funds on the date of termination:

•	the merger agreement is terminated prior to receipt of the TiVo stockholder approval or the Rovi stockholder approval, as applicable, so that the terminating party may enter into a definitive agreement providing for a superior proposal.

The parties have agreed that other than with respect to claims for fraud or willful breaches and the right to pursue damages and specific performance in the event of another party’s willful breach or fraud, (i) (A) if any termination fee is paid to a party, then such payment will be the sole and exclusive remedy of such party, its subsidiaries, stockholders, affiliates and representatives against the other party or any of its stockholders, affiliates and representatives for, and, (B) in no event will the party being paid such termination fee or any of its stockholders, affiliates and representatives seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the mergers to be consummated, (2) the termination of the merger agreement, (3) any liabilities or obligations arising under the merger agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under the merger agreement, and (ii) upon payment of such termination fee, no party paying such termination fee nor any affiliates or representatives of any such party will have any further liability or obligation to the other party relating to or arising out of the merger agreement or the transactions contemplated thereby.

Material United States Federal Income Tax Consequences (Page 146)

It is anticipated that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Code, and that the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to TiVo’s obligation to complete the TiVo merger that TiVo receive a written opinion of its counsel, Skadden, to the effect that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Code. It is a condition to Rovi’s obligation to complete the Rovi merger that New Parent receive an opinion of its counsel, Cooley, to the effect that the Rovi merger and the TiVo merger, taken together, will qualify as an “exchange” described in Section 351(a) of the Code, and/or that the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. If the Rovi merger and the TiVo merger, taken together, qualify as an “exchange” described in Section 351(a) of the Code, then:

•	a U.S. holder (as defined in the section entitled “The Mergers—Material United States Federal Income Tax Consequences” beginning on page 146) of Rovi common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Rovi common stock for New Parent common stock; and

•	a U.S. holder of TiVo common stock generally will recognize gain, but not loss, on the exchange of TiVo common stock for a combination of New Parent common stock and cash equal to the lesser of:

(1)	the excess, if any, of (i) the sum of the fair market value of New Parent common stock and the amount of cash received by such U.S. holder in the TiVo merger over (ii) such U.S. holder’s tax basis in the TiVo common stock surrendered in the TiVo merger, and

(2)	the amount of cash received by such U.S. holder in the TiVo merger.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. See “The Mergers—Material United States Federal Income Tax Consequences” on page 146.

Appraisal Rights (Page 150)

Pursuant to Section 262 of the DGCL, holders of shares of TiVo common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of TiVo common stock, as determined by the Court of Chancery of the State of Delaware, rather than the TiVo merger consideration. Appraisal rights are only available to TiVo stockholders who do not vote in favor of adopting the merger agreement and a vote in favor of adopting the merger agreement will constitute a waiver of the stockholders’ appraisal rights. To exercise appraisal rights, TiVo stockholders must comply strictly with the procedures set forth in Section 262. These procedures are summarized under the section entitled “The Mergers—Appraisal Rights—TiVo Stockholders” beginning on page 150. In addition, the text of Section 262 as in effect with respect to the TiVo merger is included as Annex F to this joint proxy statement/prospectus.

Pursuant to Section 262, holders of shares of Rovi common stock will not have the right to obtain payment in cash for the fair value of their shares of Rovi common stock, as determined by the Court of Chancery of the State of Delaware, rather than the Rovi merger consideration.

Delisting of Rovi and TiVo Common Stock and Listing of New Parent Common Stock on the NASDAQ (Page 154)

It is a condition to the mergers that New Parent common stock be approved for listing on the NASDAQ, subject to issuance. New Parent common stock is expected to be listed on the NASDAQ under the symbol “TIVO.” After completion of the mergers, TiVo common stock and Rovi common stock will no longer be listed or traded on the NASDAQ.

Comparison of Stockholder Rights (Page 197)

As a result of the mergers, the holders of TiVo common stock and Rovi common stock will become holders of New Parent common stock. Following the mergers, TiVo stockholders and Rovi stockholders will have different rights as stockholders of New Parent than they had as stockholders of TiVo and Rovi due to the different provisions of the governing documents of TiVo, Rovi and New Parent. For additional information comparing the rights of stockholders of TiVo, Rovi and New Parent, see “Comparison of Stockholder Rights” beginning on page 197.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ROVI

The following data, insofar as it relates to each of the years 2011-2015, has been derived from annual financial statements, including the consolidated balance sheets at December 31, 2015 and 2014 and the related consolidated statements of operations for each of the three years in the period ended December 31, 2015 and notes thereto which are incorporated by reference in this joint proxy statement/prospectus. The data as of and for the three months ended March 31, 2016 and 2015 has been derived from unaudited condensed consolidated financial statements which are also incorporated by reference in this joint proxy statement/prospectus and which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results for the unaudited interim periods presented. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Rovi or the combined company, and you should read the following information together with Rovi’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Rovi’s Annual Report on Form 10-K for the year ended December 31, 2015, and Rovi’s unaudited condensed consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Rovi’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, which are incorporated by reference in this joint proxy statement/prospectus. The consolidated balance sheet at March 31, 2015 and the related consolidated statement of operations for the quarterly period ended March 31, 2015 and notes thereto contained in Rovi’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 are also incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 216.

	For the Three Months Ended March 31,		For the Year Ended December 31,
(in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Consolidated Statements of Operations Data:
Revenues	$118,384	$134,025	$526,271	$542,311	$537,390	$526,094	$584,124
Operating income from continuing operations	11,397	13,959	71,756	83,710	83,333	64,433	97,173
(Loss) income from continuing operations, net of tax	(17,652)	(15,470)	(4,292)	(13,522)	21,335	(20,142)	8,167
Loss from discontinued operations, net of tax	—	—	—	(56,222)	(193,425)	(14,202)	(49,453)
Net loss	(17,652)	(15,470)	(4,292)	(69,744)	(172,090)	(34,344)	(41,286)

Basic loss per share:
Continuing operations	$(0.22)	$(0.18)	$(0.05)	$(0.15)	$0.22	$(0.19)	$0.07
Discontinued operations	—	—	—	(0.61)	(1.97)	(0.14)	(0.45)

Basic loss per share	$(0.22)	$(0.18)	$(0.05)	$(0.76)	$(1.75)	$(0.33)	$(0.38)

Diluted loss per share:
Continuing operations	$(0.22)	$(0.18)	$(0.05)	$(0.15)	$0.22	$(0.19)	$0.07
Discontinued operations	—	—	—	(0.61)	(1.96)	(0.14)	(0.43)

Diluted loss per share	$(0.22)	$(0.18)	$(0.05)	$(0.76)	$(1.74)	$(0.33)	$(0.36)

	As of March 31,		As of December 31,
	2016	2015	2015	2014	2013	2012	2011
Consolidated Balance Sheet Data:
Total cash, cash equivalents and marketable securities	$303,582	$447,481	$324,269	$469,020	$641,121	$968,233	$485,480
Total assets (1)	2,189,194	2,379,172	2,199,296	2,421,152	2,687,178	3,260,370	2,898,508
Long-term liabilities (1)	1,084,652	1,200,360	1,075,512	910,906	1,264,041	1,444,507	1,051,314
Total stockholders’ equity	1,026,301	1,067,478	1,030,565	1,106,264	1,313,216	1,587,421	1,692,752

(1)	In April 2015, the Financial Accounting Standards Board (the “FASB”) issued guidance that generally requires unamortized debt issuance costs related to a recognized debt obligation be presented as a deduction from the carrying amount of the debt obligation. Rovi elected to early adopt the requirements. As a result of the early adoption, unamortized debt issuance costs were generally reclassified from Other long-term assets to Long-term debt, less current portion for all periods presented. In addition, in November 2015, the FASB issued guidance that requires deferred tax assets and liabilities to be presented as noncurrent in a classified statement of financial position. Rovi elected to early adopt the requirements and apply them retrospectively for all periods presented. As a result of the early adoption, current deferred tax assets were netted against noncurrent deferred tax liabilities for all periods presented.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TIVO

The following data, insofar as it relates to each of the fiscal years 2012-2016, has been derived from annual financial statements, including the consolidated balance sheets at January 31, 2016 and 2015 and the related consolidated statements of operations for each of the three years in the period ended January 31, 2016 and notes thereto which are incorporated by reference in this joint proxy statement/prospectus. The data as of and for the three months ended April 30, 2016 and 2015 have been derived from unaudited condensed consolidated financial statements which are also incorporated by reference in this joint proxy statement/prospectus and which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results for the unaudited interim periods presented. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of TiVo or the combined company, and you should read the following information together with TiVo’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in TiVo’s Annual Report on Form 10-K for the year ended January 31, 2016, and TiVo’s unaudited condensed consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in TiVo’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2016, which are incorporated by reference in this joint proxy statement/prospectus. The consolidated balance sheet at April 30, 2015 and the related consolidated statement of operations for the quarterly period ended April 30, 2015 and notes thereto contained in TiVo’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2015 are also incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 216.

	Three Months Ended April 30,		Fiscal Year Ended January 31,
	2016	2015	2016	2015	2014	2013	2012
	(in thousands, except per share data and share amounts)
Consolidated Statements of Operations Data:
Revenues
Service and software revenues	$46,146	$39,849	$175,178	$150,007	$138,835	$133,725	$131,341
Technology revenues	53,568	52,571	220,894	202,353	165,630	101,592	58,945
Hardware revenues	7,543	22,314	93,540	99,119	101,788	68,591	47,893

Net revenues	107,257	114,734	489,612	451,479	406,253	303,908	238,179

Costs and Expenses
Cost of service and software revenues	16,250	15,439	65,536	59,607	49,042	40,107	35,865
Cost of technology revenues	7,309	6,136	33,426	22,690	25,673	23,175	23,056
Cost of hardware revenues	10,510	22,571	97,587	95,505	96,633	78,183	59,439
Research and development	27,984	25,014	107,760	102,209	106,917	115,103	110,367
Sales and marketing	10,503	10,941	46,705	42,053	39,003	30,353	26,388
Sales and marketing, subscription acquisition costs	1,145	1,691	11,629	8,906	12,521	8,660	7,392
General and administrative	20,551	14,822	59,787	59,482	77,311	87,075	96,502
Litigation proceeds	—	—	—	—	(108,102)	(78,441)	(230,160)
Transition and restructuring	3,728	—	12,820	—	—	—	—

Income (loss) from operations	9,277	18,120	54,362	61,027	107,255	(307)	109,330

Interest income	1,257	885	4,168	4,147	4,727	3,951	5,672
Interest expense and other income (expense)	(4,331)	(4,834)	(20,512)	(11,961)	(8,077)	(7,872)	(12,034)
Income (loss) before income taxes	6,203	14,171	38,018	53,213	103,905	(4,228)	102,968
Benefit from (provision for) income taxes	(2,048)	(6,292)	(16,321)	(22,381)	167,911	(1,036)	(807)

Net income (loss)	$4,155	$7,879	21,697	30,832	271,816	$(5,264)	$102,161

Net income (loss) per common share
Basic	$0.04	$0.09	$0.23	$0.29	$2.29	$(0.04)	$0.88
Diluted	$0.04	$0.08	$0.23	$0.28	$1.99	$(0.04)	$0.80
Income (loss) for purposes of computing net income (loss) per share:
Basic	$4,155	$7,879	$21,697	$30,832	$271,816	$(5,264)	$102,161
Diluted	$4,155	$9,130	$21,697	$35,837	$276,825	$(5,264)	$109,140
Weighted average common and common equivalent shares:
Basic	94,539,000	91,454,492	92,763,835	106,799,817	118,445,466	119,411,727	116,592,943
Diluted	96,477,034	110,544,699	95,873,814	126,779,467	138,801,463	119,411,727	136,255,424

	As of April 30,		As of January 31,
	2016	2015	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$117,502	$145,888	$159,392	$178,217	$253,713	$157,104	$169,555
Short-term investments	385,136	540,411	486,677	564,744	748,759	470,136	449,244
Total assets	933,937	1,110,429	1,089,806	1,171,762	1,299,754	760,655	715,852
Long-term portion of deferred revenues	159,968	228,047	179,133	255,816	331,534	71,823	81,336
Convertible senior notes (1)	184,187	348,758	314,791	346,803	170,463	169,502	168,542
Total stockholders’ equity	350,885	300,966	344,919	309,313	549,085	340,764	313,027

(1)	As of April 30, 2016, TiVo adopted Accounting Standards Update (ASU) No. 2015-03, Interest-Imputation of Interest. This standard requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts. The adoption of this standard is retrospective in that TiVo’s consolidated balance sheet for all periods presented have been adjusted to reflect the adoption of this standard. The adjustment has resulted in a decrease of prepaid expenses and other, current and long-term assets and a decrease in the carrying amount of TiVo’s current and long-term convertible senior notes.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2015 and the three months ended March 31, 2016 reflect the mergers of TiVo by Rovi as if they had occurred on the first day of each period presented. The following unaudited pro forma condensed combined balance sheet data as of March 31, 2016 reflects the mergers as if they had occurred on March 31, 2016. Such unaudited pro forma condensed combined financial data is based on the historical financial statements of Rovi and TiVo and gives effect to the mergers of TiVo by Rovi under the acquisition method of accounting. The unaudited pro forma condensed combined financial information presented below and throughout this joint proxy statement/prospectus for the year ended December 31, 2015 and as of and for the three months ended March 31, 2016 includes historical consolidated financial information of TiVo that has been derived from TiVo’s historical consolidated financial statements for the fiscal year ended January 31, 2016 and as of and for the three-month period ended April 30, 2016. As a result, the unaudited pro forma condensed combined financial information is based on certain significant assumptions and adjustments as discussed in the section titled “Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information,” including assumptions related to allocating consideration paid to the assets acquired and liabilities assumed of TiVo based on preliminary estimates of their fair value. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) results of operations or financial position of the combined company or (ii) the future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements or benefits from anticipated synergies, operating efficiencies or cost savings that may be associated with the mergers, nor do they reflect the costs necessary to achieve any revenue enhancements, anticipated synergies, operating synergies or cost savings. The following should be read in connection with the section of this joint proxy statement/prospectus entitled “Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information,” and other information included in or incorporated by reference into this document.

	Unaudited Pro Forma Condensed Combined
	For the Three Months Ended March 31, 2016	For the Year Ended December 31, 2015
	(in thousands, except per share amounts)
Condensed Combined Statements of Operations Data:
Revenues	$198,870	$906,224
Operating loss	(14,543)	(38,586)
Net loss	(45,287)	(126,840)

Basic loss per share:	$(0.35)	$(0.97)
Diluted loss per share:	$(0.35)	$(0.97)

	As of March 31, 2016
	(in thousands)
Condensed Combined Balance Sheet Data:
Total cash, cash equivalents and marketable securities	$541,430
Total assets	3,471,096
Long-term liabilities	1,129,349
Total stockholders’ equity	1,905,500

COMPARATIVE PER SHARE DATA

Presented below are Rovi’s and TiVo’s historical per share data as of and for the three months ended March 31, 2016 and the year ended December 31, 2015 and unaudited pro forma condensed combined per share data as of and for the three months ended March 31, 2016 and the year ended December 31, 2015. This information should be read together with the consolidated financial statements and related notes of Rovi and TiVo that are incorporated by reference in this document and with the unaudited pro forma condensed combined financial information included under the “Selected Unaudited Pro Forma Condensed Combined Financial Information” section of this document. The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The combined company unaudited pro forma equivalent loss per share is computed by dividing the pro forma net loss by the pro forma weighted average number of shares outstanding for the respective periods. The combined company unaudited pro forma equivalent book value per share is computed by dividing combined company pro forma stockholders’ equity by the combined company pro forma number of shares of common stock outstanding at the end of the period.

The TiVo unaudited pro forma equivalent data was calculated by multiplying the corresponding combined company unaudited pro forma data by 37%, which is assumed to be the ratio of the number of shares of Rovi common stock to be issued as part of the TiVo merger consideration (49.5 million shares) divided by the combined company unaudited pro forma equivalent number of shares outstanding as of March 31, 2016 (132.8 million shares). These computations assume a Rovi stock price of $16.32 and excludes the benefit to TiVo stockholders from receiving a portion of the TiVo merger consideration in cash. The actual exchange ratio and number of shares to be issued may vary as described elsewhere in this joint proxy statement/prospectus. This data shows how each share of TiVo common stock would have participated in the net loss and book value of the combined company if the companies had been combined for all periods presented. These amounts, however, are not intended to reflect future per share levels of net income (loss) or book value of New Parent.

Neither Rovi nor TiVo has paid dividends on common stock during 2016 or 2015, and neither entity has any current intention of doing so.

	Three Months Ended March 31, 2016 (Rovi) and April 30, 2016 (TiVo)	Year Ended December 31, 2015 (Rovi) and January 31, 2016 (TiVo)
Rovi historical data
Earnings (loss) per share:
Basic	$(0.22)	$(0.05)
Diluted	(0.22)	(0.05)
Book value per share	12.32	12.47
TiVo historical data
Earnings (loss) per share:
Basic	$0.04	$0.23
Diluted	0.04	0.23
Book value per share	3.52	3.51
Combined company unaudited pro forma equivalent data
Earnings (loss) per share:
Basic	$(0.35)	$(0.97)
Diluted	(0.35)	(0.97)
Book value per share	14.35	N/A
TiVo unaudited pro forma equivalent data
Earnings (loss) per share:
Basic	$(0.13)	$(0.36)
Diluted	(0.13)	(0.36)
Book value per share	5.35	N/A

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Rovi common stock is traded on the NASDAQ under the symbol “ROVI.” TiVo common stock is traded on the NASDAQ under the symbol “TIVO.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Rovi common stock and TiVo common stock on the NASDAQ.

	Rovi Common Stock		TiVo Common Stock
	High	Low	High	Low
2016
Third Calendar Quarter (through July 29, 2016)	$18.99	$15.41	$10.56	$9.82
Second Calendar Quarter	19.61	15.06	10.22	8.79
First Calendar Quarter	23.70	16.25	9.85	7.29
2015
Fourth Calendar Quarter	18.18	8.01	9.87	8.35
Third Calendar Quarter	17.54	9.21	10.60	8.44
Second Calendar Quarter	19.90	15.57	11.40	10.08
First Calendar Quarter	26.44	18.06	11.92	10.27
2014
Fourth Calendar Quarter	23.38	17.52	13.30	11.56
Third Calendar Quarter	25.12	19.55	14.29	12.54
Second Calendar Quarter	25.09	19.50	13.42	11.31
First Calendar Quarter	25.34	19.56	13.80	11.77
2013
Fourth Calendar Quarter	20.06	16.00	14.25	11.88
Third Calendar Quarter	23.75	17.30	12.65	10.47
Second Calendar Quarter	26.55	20.00	14.10	10.67
First Calendar Quarter	21.62	15.62	13.49	11.51

Neither Rovi nor TiVo has paid dividends on common stock during 2016, 2015 or 2014, and neither entity has any current intention of doing so.

RISK FACTORS

In addition to the other information included in, or incorporated by reference in, and found in the Annexes attached to, this joint proxy statement/prospectus, including the matters addressed in “Cautionary Note Concerning Forward-Looking Statements” beginning on page 67, you should carefully consider the risks described below before deciding how to vote. You should also read and consider the risk factors associated with each of the businesses of Rovi and TiVo because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A in each of Rovi’s Annual Report on Form 10-K for the year ended December 31, 2015 and TiVo’s Annual Report on Form 10-K for the year ended January 31, 2016 and Part II, Item 1A in each of Rovi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and TiVo’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2016, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. Furthermore, you should read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein. See “Where You Can Find More Information” beginning on page 216 for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risk Factors Relating to the Mergers

TiVo and Rovi stockholders cannot be sure of the market value of the shares of New Parent common stock to be issued, or the amount of cash to be payable to TiVo stockholders, upon completion of the mergers.

The market values of Rovi common stock and TiVo common stock at the time of the mergers may vary significantly from their prices on the date the merger agreement was executed, the date of this joint proxy statement/prospectus or the date(s) on which Rovi stockholders and TiVo stockholders vote on the mergers. The market value of the New Parent common stock issued in the mergers and the Rovi common stock and TiVo common stock surrendered in the mergers may be higher or lower than the values of these shares on earlier dates. 100% of the Rovi merger consideration to be received by Rovi stockholders will be New Parent common stock. The purchase price for the TiVo common stock is designed to be valued at $10.70 per share at average Rovi stock prices from $16.00 to $25.00, comprised partially of cash and partially of shares of New Parent common stock in an amount based on an exchange ratio, subject to a two-way collar adjustment, and with the New Parent common stock component of the purchase price valued based on the average Rovi stock price. Under the merger agreement, the exchange ratio is subject to a two-way collar adjustment depending on the average Rovi stock price and, if the average Rovi stock price is less than $18.71, Rovi’s exchange ratio election, and that adjustment could result in more or less shares of New Parent common stock being issued to TiVo stockholders and more or less cash being payable to TiVo stockholders.

Changes in the market prices of Rovi common stock and TiVo common stock may result from a variety of factors that are beyond the control of Rovi or TiVo, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the mergers, the likelihood that the mergers will be completed, and general and industry-specific market and economic conditions may also have an effect on the market price of Rovi common stock and TiVo common stock. Changes in market prices of TiVo common stock and Rovi common stock may also be caused by fluctuations and developments affecting domestic and global securities markets. Neither Rovi nor TiVo is permitted to terminate the merger agreement solely because of changes in the market price of either party’s respective common stock.

In addition, it is possible that the mergers may not be completed until a significant period of time has passed after the special meetings. As a result, the market values of Rovi common stock and/or the TiVo common stock could vary significantly from the date of the special meetings to the date of the completion of the mergers. You are urged to obtain up-to-date prices for Rovi common stock and the TiVo common stock. There is no assurance that the mergers will be completed, that there will not be a delay in the completion of the mergers or that all or any of the anticipated benefits of the mergers will be obtained. See “Comparative Per Share Market Price and Dividend Information” for ranges of historic prices of Rovi common stock and TiVo common stock.

An antitrust challenge may prevent or delay completion of the mergers or reduce the anticipated benefits of the mergers or may require changes to the structure or terms of the mergers.

Consummation of the mergers is conditioned upon, among other things, the expiration or termination of the waiting period (and any extensions thereof) applicable to the mergers under the HSR Act which, as noted above, has been obtained by the grant of early termination of the HSR Act waiting period on July 8, 2016. Notwithstanding the grant of early termination, at any time before or after the mergers are consummated, any of the DOJ, the FTC or U.S. state attorneys general or foreign governmental authorities could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Rovi, TiVo or their subsidiaries or impose restrictions on New Parent’s post-merger operations. These could negatively affect the results of operations and financial condition of the combined company following completion of the mergers. Any such requirements or restrictions may prevent or delay completion of the mergers or may reduce the anticipated benefits of the mergers, which could also have a material adverse effect on the combined company’s business and cash flows, financial condition and results of operations.

Failure to successfully combine the businesses of Rovi and TiVo, or to achieve integration in the expected time frame, may adversely affect New Parent’s future results.

The success of the mergers will depend, in part, on New Parent’s ability to realize the anticipated benefits from combining the businesses of Rovi and TiVo as further described in the section titled “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118 and “The Mergers—Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” beginning on page 102. To realize these anticipated benefits, including the cost synergies being forecast, the businesses of Rovi and TiVo must be successfully combined. Historically, Rovi and TiVo have been independent companies, and they will continue to be operated as such until the completion of the mergers. The management of New Parent may face significant challenges in consolidating the functions of TiVo and Rovi, integrating the technologies, organizations, procedures, policies and operations, as well as addressing the different business cultures at the two companies, and retaining key personnel. For example, the management of New Parent may delay taking certain actions to consolidate functions because doing so might trigger costs under TiVo’s employee change of control benefits, or management of New Parent may take such actions and incur incremental costs. If the combined company is not successfully integrated or such integration is delayed, the anticipated benefits of the mergers may not be realized fully or at all, or may take longer to realize than expected. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses and/or adversely affect our relationships with employees, customers, regulators and others with whom we have business or other dealings.

Rovi and TiVo will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on TiVo or Rovi and consequently on the combined company. These uncertainties may impair Rovi’s or TiVo’s ability to retain and motivate key personnel and could cause customers and others that deal with Rovi or TiVo to defer entering into contracts with Rovi or TiVo or making other decisions concerning Rovi or TiVo, or seek to change existing business relationships with Rovi or TiVo. Certain of TiVo’s customer contracts contain change of control restrictions that may give rise to a right of termination or cancellation in connection with the mergers. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the mergers, TiVo’s and Rovi’s business could be harmed. In addition, the merger agreement restricts Rovi and TiVo from making certain acquisitions and taking other specified actions until the mergers occur without the consent of the other party. These restrictions may prevent Rovi and TiVo from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 165 for a description of the restrictive covenants applicable to Rovi and TiVo.

The merger agreement limits Rovi’s and TiVo’s ability to pursue alternatives to the mergers.

Each of Rovi and TiVo has agreed that it will not solicit, initiate, knowingly encourage or take any other action designed to facilitate inquiries or the making of any proposals which may reasonably be expected to lead to any takeover proposal, engage in discussions or negotiations regarding takeover proposals, provide any confidential information or data in relation to a takeover proposal, approve or recommend (or propose publicly to do the same) any takeover proposal or any letter of intent, merger agreement or similar agreement related to any takeover proposal, subject to limited exceptions, including that a party may take certain actions in the event it receives an unsolicited takeover proposal that constitutes a superior proposal or is reasonably expected to lead to a superior proposal, and the party’s board of directors determines in good faith, after consultation with its outside legal counsel, that a failure to take action with respect to such takeover proposal would be inconsistent with its fiduciary duties. Each party has also agreed that its board of directors will not change its recommendation to its stockholders or approve any alternative agreement, subject to limited exceptions, including that, at any time prior to the applicable stockholder approval, the applicable board of directors may make a change in recommendation (i) in response to an intervening event (as defined in the merger agreement) and the board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws; or (ii) in response to a superior proposal, if such board of directors concludes that a failure to change its recommendation would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws and, if requested by the other party, its representatives shall have negotiated in good faith with the other party for five business days (and in the case of any material amendment or modification to such superior proposal, for a period expiring upon the later to occur of three business days and the end of such five business day period) regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by the other party in response to such superior proposal. The merger agreement also requires each party to call, give notice of and hold a meeting of its stockholders for the purposes of obtaining the applicable stockholder approval. This special meeting requirement does not apply to a party in the event that the merger agreement is terminated in accordance with its terms. See “The Merger Agreement—Effect of Termination.” In addition, under specified circumstances, Rovi or TiVo may be required to pay a termination fee of $36.6 million or $9.15 million (depending on the specific circumstances) if the mergers are not consummated. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 181 for a description of the circumstances under which such termination fees and expense reimbursements are payable. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Rovi or TiVo from considering or proposing an acquisition, or might result in a potential competing acquiror proposing to pay a lower price per share to acquire Rovi or TiVo than it might otherwise have been willing to pay.

Certain directors and executive officers of Rovi and TiVo may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of Rovi and TiVo negotiated the terms of the merger agreement and the boards of Rovi and TiVo approved the merger agreement and recommend that you vote in favor of the proposal to adopt the merger agreement. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of Rovi and TiVo by New Parent, the continued positions of a number of directors of Rovi and TiVo as directors of New Parent, and the indemnification of former TiVo directors and Rovi and TiVo officers by New Parent and the surviving corporations. With respect to TiVo directors and executive officers, these interests also include the treatment in the TiVo merger of employment agreements, change-of-control severance agreements, indemnification agreements, restricted stock units, options and other rights held by these directors and executive officers. With respect to Rovi directors and executive officers, these interests also include the treatment in the Rovi merger of employment agreements, executive severance and arbitration agreements, indemnification agreements, restricted stock units, options and other rights held by these directors and executive officers. You should be aware of these interests when you consider your board of directors’ recommendation that you vote in favor of the mergers. For a discussion of the interests of directors and executive officers in the mergers, see “The Mergers—Interests of Officers and Directors in the Mergers.”

The shares of New Parent common stock to be received by TiVo stockholders and Rovi stockholders as a result of the mergers will have different rights from shares of TiVo common stock and Rovi common stock.

Following completion of the mergers, TiVo stockholders and Rovi stockholders will no longer be stockholders of TiVo and Rovi but will instead be stockholders of New Parent. There will be important differences between your current rights as a TiVo stockholder or Rovi stockholder and your rights as a New Parent stockholder. See “Comparison of Stockholder Rights” beginning on page 197 for a discussion of the different rights associated with Rovi common stock and TiVo common stock.

The amended and restated certificate of incorporation of New Parent provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between New Parent and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with New Parent or its directors, officers or employees.

The amended and restated certificate of incorporation of New Parent provides that unless New Parent consents in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of New Parent; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Parent to New Parent or its stockholders; (c) any action asserting a claim against New Parent or any director or officer or other employee of New Parent arising pursuant to any provision of the General Corporation Law of Delaware, amended and restated certificate of incorporation or the bylaws of New Parent; or (d) any action asserting a claim against New Parent or any director or officer or other employee of New Parent governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Parent or its directors, officers or other employees, which may discourage such lawsuits against New Parent and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, New Parent may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Both Rovi stockholders and TiVo stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, the Rovi stockholders and TiVo stockholders, as a group, will own a smaller percentage of New Parent than they currently own of Rovi and TiVo, respectively. The percentage of New Parent that such stockholders will own depends upon the average Rovi stock price and, if the average Rovi stock price is less than $18.71, Rovi’s exchange ratio election. Upon completion of the mergers, it is anticipated that Rovi stockholders, on the one hand, and TiVo stockholders, on the other hand, will hold approximately 66% and 34%, respectively, of the shares of common stock of New Parent issued and outstanding immediately after the consummation of the mergers (on a fully diluted basis, including dilution from stock options, restricted stock awards, and restricted stock units, based on the treasury stock method), assuming that the average Rovi stock price is determined to equal the $18.81 per share closing price for Rovi common stock on the NASDAQ on July 29, 2016 and assuming that at average Rovi stock prices below $18.71 Rovi elects to provide more cash consideration rather than increasing the exchange ratio above 0.4250. Consequently, Rovi stockholders, as a group, and TiVo stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Rovi and TiVo, respectively. In particular, TiVo stockholders, as a group, will have less than a majority of the ownership and voting power of New Parent and, therefore, will be able to exercise less collective influence over the management and policies of New Parent than they currently exercise over the management and policies of TiVo.

Failure to complete the mergers could negatively impact the stock prices, businesses and financial results of Rovi and TiVo.

If the mergers are not completed, the ongoing businesses of Rovi and TiVo may be adversely affected and Rovi and TiVo will be subject to several risks and consequences, including the following:

•	TiVo may be required, under certain circumstances, to pay Rovi a termination fee of $36.6 million or $9.15 million (depending on the specific circumstances);

•	Rovi may be required, under certain circumstances, to pay TiVo a termination fee of $36.6 million or $9.15 million (depending on the specific circumstances);

•	TiVo and Rovi will be required to pay their own costs relating to the mergers, whether or not the mergers are completed, such as significant fees and expenses relating to legal, accounting, financial advisor, regulatory filing and printing fees;

•	under the merger agreement, each of Rovi and TiVo is subject to certain restrictions on the conduct of its business prior to completing the mergers which may adversely affect its ability to execute certain of its business strategies; and

•	matters relating to the mergers may require substantial commitments of time and resources by Rovi and TiVo management, which could otherwise have been devoted to other opportunities that may have been beneficial to Rovi and TiVo as independent companies, as the case may be.

In addition, if the mergers are not completed, Rovi and/or TiVo may experience negative reactions from the financial markets and from their respective customers and employees. Rovi and TiVo also could be subject to litigation related to a failure to complete the mergers or to enforce their respective obligations under the merger agreement. If the mergers are not consummated, Rovi and TiVo cannot assure their respective stockholders that the risks described will not materially affect the business, financial results and stock prices of Rovi and/or TiVo.

Rovi, TiVo and New Parent will incur significant transaction and merger-related transition costs in connection with the mergers.

Rovi and TiVo expect that they and New Parent will incur significant, non-recurring costs in connection with consummating the mergers and integrating the operations of the two companies. Rovi and TiVo may incur additional costs to maintain employee morale and to retain key employees. Rovi and TiVo will also incur significant fees and expenses relating to legal, accounting and other transaction fees and other costs associated with the mergers. Some of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, Rovi or TiVo may be required to pay a termination fee of $36.6 million or $9.15 million (depending on the specific circumstances) if the mergers are not consummated. See “The Merger Agreement—Termination Fees; Expenses” beginning on page 181.

The unaudited pro forma condensed combined financial information included in this document may not be indicative of what New Parent’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Parent’s actual financial position or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to the assets acquired and liabilities assumed of TiVo based on their fair value. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed of TiVo as of the date of the completion of the mergers. In addition, subsequent to the closing date, there may be refinements to the purchase price allocation as additional information becomes available. Accordingly, the final purchase price allocation may differ materially from the pro forma adjustments reflected in this document. See “Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information” for more information.

A lawsuit has been filed against five members of the TiVo board who approved the merger agreement challenging the mergers, and an adverse ruling in such lawsuit may prevent the mergers from becoming effective or from becoming effective within the expected timeframe.

Five members of the TiVo board who approved the merger agreement are named as defendants in a lawsuit brought by and on behalf of TiVo stockholders challenging the mergers, seeking, among other things, to enjoin the defendants from completing the mergers on the agreed-upon terms. See “The Mergers — Litigation Relating to the Mergers” for more information about this lawsuit.

One of the conditions to the closing of the mergers is that no order (other than any foreign antitrust or competition law related order) has been enforced, enacted or issued or is applicable to the mergers or other transactions contemplated by the merger agreement by any governmental entity which prohibits, restrains or makes illegal the consummation of the mergers or other transactions contemplated by the merger agreement. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the mergers on the agreed upon terms, then such injunction may prevent the mergers from becoming effective, or from becoming effective within the expected timeframe.

Rovi, TiVo and, subsequently, the combined company must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the mergers, and failure to do so could negatively affect the combined company.

For the mergers to be successful, during the period before the mergers are completed, both Rovi and TiVo must continue to recruit, retain and motivate executives and other key employees. Moreover, the combined company must be successful at retaining and motivating key employees following the completion of the mergers. Experienced employees in the industries in which Rovi and TiVo operate are in high demand and competition for their talents can be intense. Employees of both Rovi and TiVo, and potential recruits to the companies, may experience uncertainty about their future role with the combined company until, or even after, strategies with regard to the combined company are announced or executed. The potential distractions of the mergers may adversely affect the ability of Rovi, TiVo or, following completion of the mergers, the combined company, to retain, motivate and recruit executives and other key employees and keep them focused on applicable strategies and goals. A failure by Rovi, TiVo or, following the completion of the mergers, the combined company, to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the mergers could have a negative impact on the business of Rovi, TiVo or the combined company.

The market price for shares of New Parent common stock may be affected by factors different from those affecting the market price for shares of either TiVo common stock or Rovi common stock.

Upon completion of the TiVo merger, holders of TiVo common stock and Rovi common stock will become holders of New Parent common stock. Rovi’s business differs from that of TiVo, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of TiVo and Rovi. For a discussion of the businesses of Rovi and TiVo and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 216.

Additional Risks Relating to Rovi, TiVo and New Parent After the Mergers

Rovi’s and TiVo’s businesses are, and will continue to be, subject to the risks described in (i) Part I, Item 1A in Rovi’s Annual Report on Form 10-K for the year ended December 31, 2015, (ii) Part I, Item 1A in TiVo’s Annual Report on Form 10-K for the year ended January 31, 2016, (iii) Part II, Item 1A in Rovi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and (iv) Part II, Item 1A in TiVo’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2016, in each case, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 216 for the location of information incorporated by reference in this joint proxy statement/prospectus.

ROVI AND TIVO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below is derived from the historical financial statements of Rovi and TiVo, adjusted to give effect to the mergers. For a summary of the mergers, see the section of this joint proxy statement/prospectus entitled “The Mergers.”

The unaudited pro forma condensed combined balance sheet gives effect to the mergers as if they occurred on March 31, 2016. The unaudited pro forma condensed combined statements of operations gives effect to the mergers as if they occurred on January 1, 2015. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are: (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the income statement, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements.

Rovi has a fiscal year that ends on December 31, whereas TiVo has a fiscal year that ends on January 31. In compiling the unaudited pro forma condensed combined financial statements, Rovi has combined TiVo’s historical consolidated financial statements for the period closest to Rovi’s reporting period. Accordingly, the unaudited pro forma condensed combined balance sheet is derived from: (i) Rovi’s unaudited condensed consolidated balance sheet as of March 31, 2016 and (ii) TiVo’s unaudited condensed consolidated balance sheet as of April 30, 2016. The unaudited pro forma condensed combined statements of operations are derived from: (i) Rovi’s audited consolidated statement of operations for the year ended December 31, 2015 and the unaudited condensed consolidated statement of operations three-month period ended March 31, 2016 and (ii) TiVo’s audited consolidated statement of operations for the year ended January 31, 2016 and TiVo’s unaudited condensed consolidated statement of income for the three-month period ended April 30, 2016. Certain reclassification adjustments have been made to conform Rovi’s and TiVo’s historical financial statements to the basis of presentation used in the unaudited pro forma condensed combined financial statements.

In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with:

•	Rovi’s audited consolidated financial statements for the year ended December 31, 2015 and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Rovi’s Annual Report on Form 10-K for the year ended December 31, 2015 and Rovi’s unaudited condensed consolidated financial statements for the three-month period ended March 31, 2016 and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016; and

•	TiVo’s audited consolidated financial statements for the year ended January 31, 2016 and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in TiVo’s Annual Report on Form 10-K for the year ended January 31, 2016 and TiVo’s unaudited condensed consolidated financial statements for the three-month period ended April 30, 2016 and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in TiVo’s Quarterly Report on Form 10-Q for the period ended April 30, 2016.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) results of operations or financial position that would have been achieved had the mergers taken place on the dates indicated or (ii) the future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements or benefits from anticipated synergies, operating efficiencies or cost savings that may be associated with the mergers, nor do they reflect the costs necessary to achieve any revenue enhancements, anticipated synergies, operating efficiencies or cost savings.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under accounting principles generally accepted in the U.S. (“U.S. GAAP”). Rovi has been treated as the acquirer in the mergers for accounting purposes. Under this method of accounting, the purchase consideration to be delivered by Rovi to complete the TiVo merger will generally be allocated to the assets acquired and liabilities assumed based on their fair value at the acquisition date. To complete the allocation of purchase consideration to the assets acquired and liabilities assumed at their acquisition date fair value, certain procedures, such as completing accounting valuations and further discussion with TiVo’s management, have to be performed.

Rovi has made significant estimates and assumptions in determining the preliminary fair value of the assets acquired and liabilities assumed based on discussions with TiVo’s management and Rovi’s informed insights into the industries in which TiVo competes. These preliminary fair value estimates are based on key assumptions of the acquisition. Accordingly, the pro forma reclassifications and adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements and are subject to change based on further review of the fair value of the assets acquired and liabilities assumed. Final amounts recorded for the mergers may differ materially from the preliminary fair value estimates presented in the unaudited pro forma condensed combined financial statements, and such differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

UNAUDITED PRO FORMA

CONDENSED COMBINED BALANCE SHEET

As of March 31, 2016

(in thousands)

	Historical		Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
	Rovi As of March 31, 2016	TiVo As of April 30, 2016
ASSETS
Cash and cash equivalents	$71,843	$117,502	$0	$0	(a)	$189,345
Short-term marketable securities	120,473	385,136	0	(264,790)	(b)	240,819
Accounts receivable, net	98,597	49,156	0	0		147,753
Inventories	0	17,628	0	0		17,628
Deferred cost of technology revenues, current	0	4,105	0	(4,105)	(c)	0
Prepaid expenses and other current assets	28,567	10,846	0	0		39,413

Total current assets	319,480	584,373	0	(268,895)		634,958
Long-term marketable securities	111,266	0	0	0		111,266
Deferred cost of technology revenues, long-term	0	12,153	0	(12,153)	(c)	0
Property and equipment, net	36,656	13,046	0	(777)	(d)	48,925
Intangible assets, net	370,200	55,548	0	454,452	(e)	880,200
Goodwill	1,343,976	109,215	0	330,472	(f)	1,783,663
Deferred tax assets, net	0	152,516	1,287	(152,452)	(k)	1,351
Other long-term assets	7,616	7,086	(1,287)	(2,682)	(g)	10,733

Total assets	$2,189,194	$933,937	$0	$347,965		$3,471,096

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$58,271	$21,957	$45,014	$27,062	(h)	$152,304
Accrued liabilities	0	45,014	(45,014)	0		0
Deferred revenue, current	12,970	160,845	0	(126,872)	(i)	46,943
Current portion of long-term debt	7,000	0	0	230,000	(j)	237,000

Total current liabilities	78,241	227,816	0	130,190		436,247
Taxes payable, less current portion	5,210	0	0	610	(k)	5,820
Deferred revenue, less current portion	7,710	159,968	0	(126,180)	(i)	41,498
Long-term debt, less current portion	961,970	184,187	0	(184,187)	(j)	961,970
Deferred tax liabilities, net	67,053	2,557	0	(782)	(k)	68,828
Other long-term liabilities	42,709	8,524	0	0		51,233

Total liabilities	1,162,893	583,052	0	(180,349)		$1,565,596
Commitments and contingencies
Stockholders’ equity:
Preferred stock	0	0	0	0		0
Common stock	132	144	0	(97)	(l)	179
Treasury stock	(1,167,283)	(552,124)	0	552,124	(m)	(1,167,283)
Additional paid-in capital	2,435,558	1,258,396	0	(474,883)	(n)	3,219,071
Accumulated other comprehensive loss	(5,003)	(1,703)	0	1,703	(m)	(5,003)
Accumulated deficit	(237,103)	(353,828)	0	449,467	(o)	(141,464)

Total stockholders’ equity	1,026,301	350,885	0	528,314		1,905,500

Total liabilities and stockholders’ equity	$2,189,194	$933,937	$0	$347,965		$3,471,096

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

(in thousands, except per share amounts)

	Historical		Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
	Rovi Year Ended December 31, 2015	TiVo Year Ended January 31, 2016
Revenues:
Licensing, services and software	$526,271	$0	$396,072	$(109,659)	(p)	$812,684
Service and software	0	175,178	(175,178)	0		0
Technology	0	220,894	(220,894)	0		0
Hardware	0	93,540	0	0		93,540

Total Revenues	526,271	489,612	0	(109,659)		906,224
Costs and expenses:
Cost of revenues, excluding amortization of intangible assets
Licensing, services and software	102,970	0	94,817	(15,803)	(q)	181,984
Service and software	0	65,536	(65,536)	0		0
Technology	0	33,426	(33,426)	0		0
Hardware	0	97,587	(353)	0		97,234

Total Cost of revenues, excluding amortization of intangible assets	102,970	196,549	(4,498)	(15,803)		279,218
Research and development	100,627	107,760	(880)	0		207,507
Selling, general and administrative	154,448	0	106,059	0		260,507
Sales and marketing	0	46,705	(46,705)	0		0
Sales and marketing, subscription acquisition costs	0	11,629	(11,629)	0		0
General and administrative	0	59,787	(59,787)	0		0
Depreciation	17,410	0	6,846	0		24,256
Amortization of intangible assets	76,982	0	10,594	70,848	(t)	158,424
Transition, restructuring and asset impairment charges	2,160	12,820	0	0		14,980
Gain on sale of patents	(82)	0	0	0		(82)

Total costs and expenses	454,515	435,250	0	55,045		944,810

Operating income (loss)	71,756	54,362	0	(164,704)		(38,586)
Interest expense	(46,826)	(20,512)	0	7,003	(u)	(60,335)
Interest income and other, net	716	4,168	0	(841)	(v)	4,043
Loss on interest rate swaps	(13,368)	0	0	0		(13,368)
Loss on debt extinguishment	(2,815)	0	0	0		(2,815)

Income (loss) before income taxes	9,463	38,018	0	(158,542)		(111,061)
Income tax expense (benefit)	13,755	16,321	0	(14,297)	(w)	15,779

Net (loss) income	$(4,292)	$21,697	$0	$(144,245)		$(126,840)

Basic loss per share	$(0.05)					$(0.97)
Weighted average shares used in computing basic loss per share	84,133			46,905	(x)	131,038

Diluted loss per share	$(0.05)					$(0.97)
Weighted average shares used in computing diluted loss per share	84,133			46,905	(x)	131,038

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2016

(in thousands, except per share amounts)

	Historical		Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
	Rovi Three Months Ended March 31, 2016	TiVo Three Months Ended April 30, 2016
Revenues:
Licensing, services and software	$118,384	$0	$99,714	$(26,771)	(p)	$191,327
Service and software	0	46,146	(46,146)	0		0
Technology	0	53,568	(53,568)	0		0
Hardware	0	7,543	0	0		7,543

Total Revenues	118,384	107,257	0	(26,771)		198,870
Costs and expenses:
Cost of revenues, excluding amortization of intangible assets
Licensing, services and software	22,537	0	25,561	(3,527)	(q)	44,571
Service and software	0	16,250	(16,250)	0		0
Technology	0	7,309	(7,309)	0		0
Hardware	0	10,510	(104)	0		10,406

Total Cost of revenues, excluding amortization of intangible assets	22,537	34,069	1,898	(3,527)		54,977
Research and development	22,669	27,984	(309)	(243)	(r)	50,101
Selling, general and administrative	36,082	0	25,985	(5,162)	(s)	56,905
Sales and marketing	0	10,503	(10,503)	0		0
Sales and marketing, subscription acquisition costs	0	1,145	(1,145)	0		0
General and administrative	0	20,551	(20,551)	0		0
Depreciation	4,234	0	1,643	0		5,877
Amortization of intangible assets	19,132	0	2,982	17,378	(t)	39,492
Transition, restructuring and asset impairment charges	2,333	3,728	0	0		6,061

Total costs and expenses	106,987	97,980	0	8,446		213,413

Operating income (loss)	11,397	9,277	0	(35,217)		(14,543)
Interest expense	(10,531)	(4,331)	0	1,805	(u)	(13,057)
Interest income and other, net	(17)	1,257	0	(246)	(v)	994
Loss on interest rate swaps	(13,087)	0	0	0		(13,087)

(Loss) income before income taxes	(12,238)	6,203	0	(33,658)		(39,693)
Income tax expense (benefit)	5,414	2,048	0	(1,868)	(w)	5,594

Net (loss) income	$(17,652)	$4,155	$0	$(31,790)		$(45,287)

Basic loss per share	$(0.22)					$(0.35)
Weighted average shares used in computing basic loss per share	81,375			46,905	(x)	128,280

Diluted loss per share	$(0.22)					$(0.35)
Weighted average shares used in computing diluted loss per share	81,375			46,905	(x)	128,280

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the Transaction

On April 28, 2016, Rovi Corporation (“Rovi”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among TiVo Inc. (“TiVo”), Titan Technologies Corporation, a wholly owned subsidiary of Rovi (“New Parent”), Nova Acquisition Sub, Inc., a wholly owned subsidiary of New Parent (“Rovi Merger Sub”), and Titan Acquisition Sub, Inc., a wholly owned subsidiary of New Parent (“TiVo Merger Sub”), on the terms and subject to the conditions set forth in the Merger Agreement. Subject to the Merger Agreement, Rovi Merger Sub will merge with and into Rovi (the “Rovi Merger”) and TiVo Merger Sub will merge with and into TiVo (the “TiVo Merger”, and collectively with the Rovi Merger, the “mergers”), and New Parent will own Rovi and TiVo as wholly owned subsidiaries.

Upon the terms and subject to the conditions set forth in the Merger Agreement, holders of outstanding shares of TiVo common stock, together with holders of outstanding TiVo equity-based awards, will receive consideration with an implied value of $10.70 per share in cash and stock, or approximately $1.05 billion in aggregate consideration assuming a Rovi stock price of $16.32, which was the closing price on July 6, 2016. The aggregate consideration assumes 99.6 million shares of TiVo common stock outstanding as of April 30, 2016 less 3.3 million net unvested TiVo employee restricted shares and other awards assumed as of April 30, 2016, plus $18.1 million allocated to the transaction price for the fair value of assumed TiVo employee stock options and restricted stock. The outstanding shares of TiVo common stock does not include 46.1 million shares of common stock held in treasury by TiVo. Rovi will pay $2.75 per share in cash, or approximately $264.8 million, subject to adjustment as described under the collar mechanism below. The remainder, $7.95 per share, will be paid in 46.9 million shares of common stock of New Parent that will own both Rovi and TiVo assuming Rovi does not elect the maximum cash payment described below.

The stock portion of the transaction price is subject to a two-way collar. As Rovi’s stock price increases between April 28, 2016 and closing of the TiVo Merger, TiVo stockholders will receive fewer shares (a lower exchange ratio) until the Average Rovi Stock Price (Rovi’s average volume weighted average price over the 15 trading days ending on the third trading day prior to closing of the Rovi Merger) reaches $25.00, at which point the exchange ratio will be fixed at 0.3180 per share. Conversely, as Rovi’s share price decreases between April 28, 2016 and closing of the mergers, TiVo stockholders will receive more shares (a higher exchange ratio) until the Average Rovi Stock Price reaches $18.71. At an Average Rovi Stock Price of less than $18.71, Rovi has the option to set the exchange ratio to any fraction from 0.4250 up to $7.95 divided by the Average Rovi Stock Price, with a maximum exchange ratio of 0.4969 reached at an Average Rovi Stock Price of $16.00. If the Average Rovi Stock Price is below $16.00, Rovi is to set the exchange ratio at the fraction between 0.4250 and 0.4969 that Rovi would have selected had the Average Rovi Stock Price been between $16.00 and $18.71. If the Average Rovi Stock Price is less than $18.71, the per share cash amount will be $10.70 minus the product of (i) the greater of (x) the Average Rovi Stock Price and (y) $16.00, and (ii) the applicable exchange ratio that Rovi elects. In no event will the cash amount be more than $3.90 per share, or approximately $375.5 million based on TiVo’s outstanding shares as of April 30, 2016, excluding unvested employee stock-based awards.

At the closing of the TiVo merger, each outstanding share of TiVo common stock, other than TiVo excluded shares, will be converted into, subject to a two-way collar mechanism detailed above, the right to receive (i) the per share cash amount and (ii) a number of validly issued, fully paid and non-assessable shares of New Parent common stock equal to the exchange ratio. A preliminary estimate of the components of the TiVo Merger consideration for a range of Rovi stock prices above and below Rovi’s share price on July 6, 2016 are included below assuming that Rovi does not elect to pay the maximum cash amount and that Rovi does elect to pay the maximum cash amount.

	Assuming no maximum cash payment election (in thousands)
	Average Rovi stock price
	$14.00	$16.32	$18.00
Aggregate cash consideration	$264,446	$264,790	$264,790
Aggregate fair value of New Parent shares issued	668,929	765,484	765,484
Fair value of assumed TiVo employee stock options and restricted stock allocated to consideration	15,450	18,076	18,076

Total estimated consideration	$948,825	$1,048,350	$1,048,350
Shares issued	47,781	46,905	42,527

	Assuming maximum cash payment election (in thousands)
	Average Rovi stock price
	$14.00	$16.32	$18.00
Aggregate cash consideration	$375,033	$362,572	$293,838
Aggregate fair value of New Parent shares issued	572,040	667,702	736,436
Fair value of assumed TiVo employee stock options and restricted stock allocated to consideration	15,819	18,076	18,076

Total estimated consideration	$962,892	$1,048,350	$1,048,350
Shares issued	40,860	40,913	40,913

Holders of TiVo stock options and stock-based awards will receive a portion of the aggregate TiVo Merger consideration comprised of awards of New Parent common stock with substantially similar terms, except for performance-based awards. Performance-based awards will convert to time-based awards assuming the performance metrics were achieved at target.

The unaudited pro forma condensed combined financial statements assume a Rovi stock price of $16.32, which was the closing price on July 6, 2016, which equates to an exchange ratio of 0.4871 on the assumption that Rovi elects to maximize the exchange ratio rather than paying additional cash consideration to the holders of shares of TiVo common stock in the TiVo Merger.

Rovi intends to fund the cash portion of the TiVo Merger consideration and other merger-related expenses from the combined company’s cash and investments on hand at the TiVo Merger date.

The mergers, which are subject to customary closing conditions, including receipt of applicable regulatory approvals, are expected to close by the end of the third calendar quarter of 2016.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Rovi and TiVo. Certain financial statement line items included in the historical financial statements have been disaggregated, condensed or classified differently to provide consistent presentation in the unaudited pro forma condensed combined financial statements. In addition, where Rovi and TiVo have different financial statements presentations, Rovi has made adjustments to conform TiVo’s presentation to Rovi’s presentation. See Note 3 for further details. Rovi has a fiscal year that ends on December 31, whereas TiVo has a fiscal year that ends on January 31.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting. Rovi has been treated as the acquirer in the mergers for accounting purposes. Under the acquisition method of accounting, purchase consideration to be delivered by New Parent to complete the TiVo Merger will generally be allocated to the assets acquired and liabilities assumed based on their fair value at the acquisition date. Rovi has made significant estimates and assumptions in determining the preliminary fair value of the assets acquired and liabilities assumed. These preliminary fair value estimates are based on key assumptions of the acquisition. Accordingly, the pro forma reclassifications and adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements and are subject to change based on further review of the fair value of the assets acquired and liabilities assumed. Final amounts recorded for the mergers may differ materially from the preliminary fair value estimates presented in the unaudited pro forma condensed combined financial statements, and such differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements or benefits from anticipated synergies, operating efficiencies or cost savings that may be associated with the mergers, nor do they reflect the costs necessary to achieve any revenue enhancements, anticipated synergies, operating efficiencies or cost savings.

3.	Financial Statement Classification Adjustments

The unaudited pro forma condensed combined balance sheet gives effect to the mergers as if they occurred on March 31, 2016. The unaudited pro forma condensed combined statements of operations give effect to the mergers as if they occurred on January 1, 2015. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are: (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements.

The following reclassification adjustments were made to the condensed consolidated balance sheets:

•	On its historical condensed consolidated balance sheet, TiVo reported deferred tax assets, net as a separate line item within noncurrent assets, whereas Rovi classified similar amounts as deferred tax assets, net within other long-term assets. Due to the significance of TiVo’s deferred tax assets, net, Rovi has reclassified its deferred tax assets, net to a separate line item within noncurrent assets.

•	On its historical condensed consolidated balance sheet, TiVo reported accrued liabilities as a separate line item within current liabilities, whereas Rovi classified similar amounts as accounts payable and accrued expenses within current liabilities. Rovi has reclassified accrued liabilities in TiVo’s condensed consolidated balance sheet to conform to Rovi’s presentation.

The following reclassifications were made to TiVo’s statements of operations for the year ended January 31, 2016 and the three months ended April 30, 2016:

•	On its historical statements of operations, TiVo presented revenues and cost of revenues disaggregated into three categories, whereas Rovi presented one category of revenues and cost of revenues on its historical statement of operations. Due to the significance of TiVo’s hardware revenue and costs, Rovi has reclassified revenues and cost of revenues in the unaudited pro forma condensed combined income statements into two categories: Licensing, services and software; and Hardware.

•	On its historical statements of operations, TiVo presented depreciation and amortization of intangible assets within its functional costs by including a portion of the costs in Cost of revenues, Research and development and General and administrative expenses, whereas Rovi separately presented Depreciation and Amortization of intangible assets as individual line items on its historical statement of operations. Rovi has reclassified depreciation and amortization of intangible assets reflected in TiVo’s Cost of revenues, Research and development and General and administrative expenses to separate statement of operations line items in the unaudited pro forma condensed combined statements of operations to conform to Rovi’s presentation.

•	On its historical statements of operations, TiVo presented patent litigation and maintenance costs within General and administrative expenses, whereas Rovi presented patent litigation and maintenance costs within Cost of goods sold on its historical statement of operations. Rovi has reclassified patent litigation and maintenance costs reflected in TiVo’s General and administrative expenses to Cost of licensing, services and software revenues, excluding amortization of intangible assets in the unaudited pro forma condensed combined statements of operations to conform to Rovi’s presentation.

•	On its historical statements of operations, TiVo separately presented Sales and marketing, Sales and marketing, subscription acquisition costs and General and administrative expenses, whereas Rovi presented similar costs in the single line item Selling, general and administrative expenses on its historical statement of operations. Rovi has reclassified TiVo’s Sales and marketing, Sales and marketing, subscription acquisition costs and General and administrative expenses to Selling, general and administrative expenses in the unaudited pro forma condensed combined statements of operations to conform to Rovi’s presentation.

4.	Estimate of TiVo Merger Consideration and TiVo Merger Consideration Allocation

The preliminary estimate of the aggregate TiVo Merger consideration used in these unaudited pro forma condensed combined financial statements was as follows (in thousands):

Aggregate cash consideration	$264,790
Aggregate fair value of New Parent shares issued (46.9 million shares issued using Rovi’s share price of $16.32 on July 6, 2016)	765,484
Fair value of assumed TiVo employee stock options and stock-based awards allocated to consideration	18,076

Total estimated consideration	$1,048,350

The preliminary purchase price allocation of the aggregate TiVo Merger consideration used in these unaudited pro forma condensed combined financial statements was as follows based on TiVo’s historical financial statements as of April 30, 2016 (in thousands):

Cash and cash equivalents	$117,502
Short-term marketable securities	385,136
Accounts receivable	49,156
Inventory	17,628
Prepaid expenses and other current assets	10,846
Property and equipment	12,269
Intangible assets:
Developed technology and patents	150,000
Existing contracts and customer relationships	346,000
Trademarks / Tradenames	14,000
Goodwill	439,687
Other long-term assets	4,404
Accounts payable and accrued expenses	(79,506)
Deferred revenue, current	(33,973)
Current portion of long-term debt	(230,000)
Taxes payable, less current portion	(610)
Deferred revenue, less current portion	(33,788)
Deferred tax liabilities, net	(111,877)
Other long-term liabilities	(8,524)

Pursuant to the Merger Agreement, holders of TiVo stock options and stock-based awards will receive a portion of the aggregate TiVo Merger consideration comprised of awards of New Parent common stock with substantially similar terms, except for performance-based awards. Performance-based awards will convert to time-based awards assuming the performance metrics were achieved at target. The fair value of the consideration to be received in exchange for vested TiVo stock options and stock-based awards is included in the transaction consideration transferred by New Parent to complete the TiVo Merger.

The fair value of the shares of New Parent common stock to be issued in the TiVo Merger is computed by multiplying 46.9 million shares of New Parent common stock (which, the Merger Agreement provides, is the total number of shares of New Parent common stock to be issued in the TiVo Merger, subject to the collar mechanism) by Rovi’s price per share of $16.32 as of July 6, 2016. The fair value of the TiVo Merger consideration will be determined based on, among other things, the price per share for Rovi’s common stock on the closing date of the TiVo Merger. Changes in the price per share for Rovi’s common stock within the collar does not change the total transaction consideration, but does change the ratio of cash and shares to be delivered to TiVo stockholders. The preliminary estimate of TiVo Merger consideration assumes New Parent does not elect to substitute additional cash instead of issuing additional shares as described in Note 1. If New Parent elected to substitute additional cash, the cash portion of the TiVo Merger consideration could increase to $362.6 million with a corresponding decrease in the value of the share consideration.

Rovi has not assigned any fair value adjustment to TiVo’s receivables, inventory, investments, or other long-term liabilities, as Rovi does not believe any adjustments would be significant to these unaudited pro forma condensed combined financial statements.

5.	Pro Forma Merger Adjustments

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are: (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma combined consolidated income tax expense does not necessarily reflect the amounts that would have resulted had Rovi and TiVo filed consolidated income tax returns during the periods presented.

Balance Sheet Adjustments

(a)	Adjustments to cash and cash equivalents are:

•	Proceeds from sale of marketable securities to fund the cash portion of transaction consideration.

•	Payment of the cash portion of the transaction consideration. The aggregate cash consideration of $264.8 million represents $2.75 per share multiplied by 96.3 million shares of TiVo common stock outstanding, which excludes 4.0 million unvested employee stock-based awards.

(in thousands)	March 31, 2016
Proceeds from sale of marketable securities	$264,790
Payment of cash portion of transaction consideration	(264,790)

$0

(b)	Sale of marketable securities to fund the cash portion of the transaction consideration.

(c)	Reflects a decrease in deferred cost of technology revenues to adjust historical TiVo amounts to a fair value of zero.

(d)	Reflects a decrease in fixed assets to adjust historical TiVo amounts to fair value.

(e)	Adjustments to intangible assets, net are:

•	Eliminate TiVo’s intangible assets, net.

•	Add the estimated fair value of intangible assets acquired in the TiVo Merger.

(in thousands)	March 31, 2016
Eliminate TiVo intangible assets, net	$(55,548)
Estimated intangible assets of TiVo Merger:
Developed technology and patents	150,000
Existing contracts and customer relationships	346,000
Trademarks / Tradenames	14,000

$454,452

(f)	Adjustments to goodwill are:

•	Eliminate TiVo’s goodwill.

•	Add estimated goodwill resulting from the TiVo Merger.

(in thousands)	March 31, 2016
Eliminate TiVo goodwill	$(109,215)
Estimated goodwill resulting from TiVo Merger	439,687

$330,472

(g)	Reflects a decrease in other long-term assets to adjust TiVo’s historical capitalized software amounts to fair value.

(h)	Adjustments to accounts payable and accrued expenses are:

•	Eliminate intercompany amounts due from TiVo to Rovi as TiVo purchases products from Rovi.

•	Accrue merger-related expenses, including advisory, legal, accounting, valuation and other professional services and consulting fees expected to be incurred in connection with the mergers.

(in thousands)	March 31, 2016
Eliminate intercompany amounts	$(2,515)
Recognize accrual for merger-related expenses	29,577

$27,062

(i)	Reflects a decrease in deferred revenue to adjust historical TiVo amounts to fair value. Deferred revenue related to TiVo’s patent licensing agreements has been reduced to a fair value of zero. Deferred revenue related to providing the TiVo service to TiVo’s retail and service provider customers has been reduced by approximately 27% and 38%, respectively.

(j)	Adjustments to debt are:

•	In September 2014, TiVo issued $230.0 million in aggregate principal amount of 2.0% Convertible Senior Notes due October 1, 2021 at par. At April 30, 2016, the $184.2 million carrying amount of the 2.0% Convertible Senior Notes was classified as long-term in TiVo’s condensed consolidated balance sheet. The closing of the transaction will trigger a fundamental change under the indenture governing the 2.0% Convertible Senior Notes, which will require TiVo to offer to repurchase the notes at par plus accrued and unpaid interest. In addition, as a result of the anticipated fundamental change, holders of the 2.0% Convertible Senior Notes will have the right to convert the Notes at their option at any time from or after the date that is 25 scheduled trading days prior to the anticipated effective date of the fundamental change until 35 trading days after the effective date of the fundamental change. However, Rovi currently anticipates most, if not all, holders of the 2.0% Convertible Senior Notes will require TiVo to repurchase their Notes. As the 2.0% Convertible Senior Notes will be subject to repurchase following the TiVo Merger, the carrying amount of the Notes has been reclassified to current in unaudited pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial statements do not reflect an adjustment to reflect the effect of the 2.0% Convertible Senior Notes being subject to repurchase by TiVo after closing of the TiVo Merger as the holders of the Notes control exercise of the repurchase right.

•	Adjust the carrying amount of TiVo’s debt assumed in the TiVo Merger to fair value.

(in thousands)	March 31, 2016
	Short-term	Long-term
Reclassify 2.0% Convertible Senior Notes	$184,187	$(184,187)
Adjust carrying amount to fair value	45,813	0

	$230,000	$(184,187)

(k)	Adjustments to deferred income taxes are:

•	The deferred tax effects of the pro forma adjustments described herein.

•	Reflects the recognition of revenue which was previously deferred for tax purposes and the recognition of a deferred tax asset for post-acquisition deferred revenue.

•	Reflects changes in the Rovi deferred tax asset valuation allowance resulting from the TiVo Merger. As a result of recording deferred tax liabilities related to the TiVo acquisition, Rovi has determined that its deferred tax asset valuation allowance should be reduced. A change in an acquirer’s valuation allowance for a deferred tax asset that results from a change in the acquirer’s circumstances caused by a business combination is accounted for as an event separate from the business combination. As this deferred tax asset valuation allowance reduction is non-recurring in nature and is directly related to the transaction, Rovi has recorded the decrease in the valuation allowance as an increase to retained earnings in the unaudited pro forma condensed combined balance sheet. The reduction in the deferred tax asset valuation allowance results in a reduction in income tax expense in the reporting period the mergers are completed.

•	Combining TiVo’s deferred tax positions with Rovi’s deferred tax positions results in certain amounts being reclassified between deferred tax assets, net and deferred tax liabilities, net to reflect the effects of jurisdictional netting.

	March 31, 2016
(in thousands)	Deferred Tax Assets, net	Taxes payable, less current portion	Deferred Tax Liabilities, net
Tax effect of adjusting acquired assets and assumed liabilities to fair value	$0	$0	$169,353
Recognition of previously deferred revenue for tax purposes and recognition of a deferred tax asset for post-acquisition deferred revenue	(92,483)	0	0
Recognition of taxes payable for states with no net operating losses for recognition of previously deferred revenue for tax	0	610	0
Reflect effect of changes in Rovi’s deferred tax asset valuation allowance	110,166	0	0
Effect of jurisdictional netting	(170,135)		(170,135)

	$(152,452)	$610	$(782)

(l)	Adjustments to common stock are:

•	Eliminate TiVo’s common stock.

•	Add par value for 46.9 million New Parent common shares issued to TiVo stockholders and holders of TiVo equity-based awards.

(in thousands)	March 31, 2016
Eliminate TiVo common stock	$(144)
New Parent common stock issued	47

$(97)

(m)	Reflects the elimination of TiVo’s treasury stock and accumulated other comprehensive loss.

(n)	Adjustments to additional paid-in capital are:

•	Eliminate TiVo’s additional paid-in capital.

•	Add additional paid-in capital for 46.9 million New Parent common shares to be issued to TiVo stockholders and holders of TiVo equity-based awards. This was calculated using Rovi’s share price of $16.32 on July 6, 2016.

•	Add additional paid-in capital for TiVo equity-based awards that were vested at the TiVo Merger date and included as part of the estimated transaction consideration.

(in thousands)	March 31, 2016
Eliminate TiVo additional paid-in capital	$(1,258,396)
New Parent common stock issued	765,437
Equity-based compensation	18,076

$(474,883)

(o)	Adjustments to accumulated deficit are:

•	Eliminate TiVo’s accumulated deficit.

•	Recognize accumulated deficit for merger-related expenses incurred by Rovi as described in (g).

•	Adjust accumulated deficit for changes in Rovi’s deferred tax asset valuation allowance resulting from the TiVo Merger, as described in (k).

(in thousands)	March 31, 2016
Eliminate TiVo accumulated deficit	$353,828
Merger-related expenses incurred by Rovi	(14,527)
Reflect effect of changes in Rovi’s deferred tax asset valuation allowance	110,166

$449,467

Statements of Operations Adjustments

(p)	Adjustments to revenues are:

•	A decrease in revenues to eliminate intercompany revenue as TiVo purchases products from Rovi.

•	A decrease in revenues to adjust TiVo’s historical deferred revenue amortization to fair value.

(in thousands)	Twelve months ended December 31, 2015	Three months ended March 31, 2016
Eliminate intercompany licensing, services and software revenues	$(7,604)	$(2,057)
Adjust licensing, services and software deferred revenue amortization to fair value	(102,055)	(24,714)

	$(109,659)	$(26,771)

After giving effect to the preceding adjustments to revenues, unaudited pro forma condensed combined intellectual property licensing revenue was $371.5 million and $78.3 million for the year ended December 31, 2015 and for the three months ended March 31, 2016, respectively.

(q)	Adjustments to cost of revenues, excluding amortization of intangible assets are:

•	A decrease in cost of revenues to eliminate intercompany cost of revenue as TiVo purchases products from Rovi.

•	A decrease in cost of revenues to adjust TiVo’s historical deferred technology cost amortization amounts to a fair value of zero.

(in thousands)	Twelve months ended December 31, 2015	Three months ended March 31, 2016
Eliminate intercompany licensing, services and software cost of revenues	$(8,884)	$(1,816)
Adjust licensing, services and software cost of revenues to fair value	(6,919)	(1,711)

	$(15,803)	$(3,527)

(r)	Reflects a reduction in research and development expenses for the three months ended March 31, 2016 related to professional fees to consummate the merger agreement in Rovi’s condensed consolidated statement of operations. Since these expenses will not have a continuing impact on the combined business, they have been excluded from the unaudited pro forma condensed combined statement of operations.

(s)	Reflects a reduction in selling, general and administrative expenses for the three months ended March 31, 2016 related to professional fees to consummate the merger agreement in TiVo’s condensed consolidated statement of operations. Since these expenses will not have a continuing impact on the combined business, they have been excluded from the unaudited pro forma condensed combined statement of operations.

(t)	Adjustments to amortization of intangible assets expense are:

•	Eliminate TiVo’s amortization expense.

•	Add estimated amortization expense based on the fair value of intangible assets acquired in the TiVo Merger. Amortization expense has been estimated using straight-line amortization with a weighted average life of 6.5 years for developed technology and patents and 10.5 years for existing contracts and customer relationships. Trade name intangible assets have been assigned an indefinite life, and are not subject to amortization.

(in thousands)	Twelve months ended December 31, 2015	Three months ended March 31, 2016
Eliminate TiVo amortization expense	$(10,594)	$(2,982)
Amortization of intangible assets acquired	81,442	20,360

	$70,848	$17,378

(u)	Adjustments to interest expense reflect the effect of adjusting the carrying amount of TiVo’s 2.0% Convertible Senior Notes to fair value. By adjusting the carrying amount of the Notes to fair value, which approximates par value, no amortization of debt issue costs or debt discount is necessary.

(v)	Reflects a reduction in interest income resulting from transaction consideration of $264.8 million paid in cash assuming an annual weighted average interest rate of 0.3%.

(w)	Adjustments to income tax expense are:

•	The income tax effects of pro forma adjustments utilizing a tax rate of 0.0%, which represents the effective income tax rate, after utilization of net operating loss carryforwards.

•	Adjust TiVo deferred tax expense.

(in thousands)	Twelve months ended December 31, 2015	Three months ended March 31, 2016
Tax effect of pro forma adjustments	$(0)	$(0)
Adjust TiVo deferred tax expense	(14,297)	(1,868)

	$(14,297)	$(1,868)

(x)	Reflects shares of New Parent common stock to be issued to TiVo stockholders and New Parent common stock equivalents that are dilutive as a result of net income for the period on a pro forma combined basis.

(in thousands)	Twelve months ended December 31, 2015	Three months ended March 31, 2016
New Parent shares to be issued—Basic	46,905	46,905
Dilutive common stock equivalents	0	0

New Parent shares to be issued—Diluted	46,905	46,905

6.	Pro Forma Loss Per Share

Shares used in computing pro forma combined basic and diluted loss per share are based on the weighted average outstanding shares of Rovi common stock and common stock equivalents for the periods presented, plus the 46.9 million shares of New Parent common stock to be issued to former TiVo stockholders on consummation of the acquisition. Common stock equivalents have not been included as they have an anti-dilutive effect on earnings per share as a result of a loss for the periods.

A preliminary estimate of the pro forma combined basic and diluted loss per share for the twelve months ended December 31, 2015 and the three months ended March 31, 2016 assuming a range of Rovi stock prices above and below Rovi’s share price on July 6, 2016 are included below assuming: (i) that Rovi makes no cash payment election and (ii) that Rovi does elect to pay the maximum cash amount.

	Assuming no cash payment election For the Year Ended December 31, 2015 (in thousands, except per share amounts) Average Rovi stock price			Assuming maximum cash payment election For the Year Ended December 31, 2015 (in thousands, except per share amounts) Average Rovi stock price
	$14	$16.32	$18	$14	$16.32	$18
Net Loss	$(126,840)	$(126,840)	$(126,840)	$(126,840)	$(126,840)	$(126,840)
Weighted average shares used in computing basic and diluted loss per share
Rovi Historical	84,133	84,133	84,133	84,133	84,133	84,133
Pro forma shares issued	47,781	46,905	42,527	40,860	40,913	40,913

Total Shares	131,914	131,038	126,660	124,993	125,046	125,046

Basic and Diluted Loss Per Share	$(0.96)	$(0.97)	$(1.00)	$(1.01)	$(1.01)	$(1.01)

	Assuming no cash payment election For the Three Months Ended March 31, 2016 (in thousands, except per share amounts) Average Rovi stock price			Assuming maximum cash payment election For the Three Months Ended March 31, 2016 (in thousands, except per share amounts) Average Rovi stock price
	$14	$16.32	$18	$14	$16.32	$18
Net Loss	$(45,287)	$(45,287)	$(45,287)	$(45,287)	$(45,287)	$(45,287)
Weighted average shares used in computing basic and diluted loss per share
Rovi Historical	81,375	81,375	81,375	81,375	81,375	81,375
Pro forma shares issued	47,781	46,905	42,527	40,860	40,913	40,913

Total Shares	129,156	128,280	123,902	122,235	122,288	122,288

Basic and Diluted Loss Per Share	$(0.35)	$(0.35)	$(0.37)	$(0.37)	$(0.37)	$(0.37)

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

Standard Operating Factors

•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain customers while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and sell new products and services to our existing customers;

•	The termination, or an unfavorable modification, of our relationship with one or more key licensees, or the significant reduction in payments made or discounts provided by licensees;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The impact of seasonal trends on TiVo’s device and subscription service sales;

•	Results in pending and future litigation or other proceedings which could subject require us to change our business practices, or the costs incurred in connection with such proceedings, including any pending intellectual property claims;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Our failure to execute on, or other issues arising under, certain key customer contracts;

•	Other developments in the advanced television solutions market;

•	Our failure to attract and retain talented employees, or to manage succession and retention for our key executives;

Transaction-Related Factors

•	Uncertainty as to whether Rovi and TiVo will be able to consummate the mergers on the terms set forth in the merger agreement;

•	The ability to obtain governmental clearance for the mergers;

•	Uncertainty as to the market value of the Rovi merger consideration;

•	Uncertainty as to the market value of the stock component of the TiVo merger consideration;

•	Uncertainty as to the aggregate value of the TiVo merger consideration, including uncertainty as to Rovi’s election to adjust the amount of stock included in the TiVo merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Rovi and TiVo;

•	Uncertainty as to the long-term value of shares of New Parent common stock;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Rovi or TiVo for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rovi’s most recent reports on Form 10-K and Form 10-Q and the risk factors included in TiVo’s most recent reports on Form 10-K and Form 10-Q and other documents of Rovi, New Parent and TiVo on file with the SEC. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

INFORMATION ABOUT THE COMPANIES

Rovi Corporation

Macrovision Solutions Corporation was incorporated in Delaware in December 2007. On May 2, 2008, Macrovision Corporation acquired Gemstar-TV Guide International, Inc. (“Gemstar”) in a cash and stock transaction. Upon consummation of this transaction on May 2, 2008, Macrovision Solutions Corporation assumed ownership of both Gemstar and Macrovision Corporation. On July 16, 2009, Macrovision Solutions Corporation changed its name to Rovi Corporation. Rovi is focused on powering entertainment discovery and personalization through product technology and intellectual property and using data and analytics to monetize interactions across multiple entertainment platforms. Rovi provides a broad set of content discovery solutions that are embedded in its customers’ products and services to connect consumers with entertainment, including device embedded and cloud-based interactive program guides (“IPGs”), natural language conversational voice and text search and recommendation services and its extensive database of “Metadata” (i.e., descriptive information, promotional images or other content that describes or relates to television shows, videos, movies, music, books, games or other entertainment content). Rovi also offers advertising and a portfolio of data and analytics products including advertising and programming promotion optimization that enable audience targeting in traditional pay TV advertising along with subscriber and operator analytic and insight products that service providers can use to unlock the usage patterns and behaviors of pay TV subscribers. Rovi’s solutions are deployed globally in the cable, satellite, consumer electronics, entertainment, media and online distribution markets. Rovi’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070. Rovi’s telephone number is (408) 562-8400 and its web site is www.rovicorp.com.

TiVo Inc.

TiVo Inc. was incorporated in Delaware in August 1997. TiVo is a leader in next-generation video technology software services and innovative cloud-based software-as-a-service solutions. TiVo’s software and cloud-based services provide an all-in-one approach for navigating ‘content chaos’ by seamlessly combining live, recorded, Video on Demand (“VOD”), and over-the-top (e.g. Netflix, Amazon, Hulu Plus, Vudu, and YouTube, among others) content into one intuitive user interface with simple universal search, discovery, viewing and recording, creating a unified viewing experience. This experience is distributed both directly to consumers and through distribution relationships with approximately 70 television service providers who utilize some or all of TiVo’s software, hardware, and cloud services to power their own television products. This includes the traditional TiVo products as well as its cloud-based search and discovery capabilities for non-TiVo user experiences and its emerging market television experiences, which were gained through the Cubiware acquisition. TiVo’s principal executive offices are located at 2160 Gold Street, San Jose, California 95002. TiVo’s telephone number is (408) 519-9100 and its web site is www.tivo.com.

Titan Technologies Corporation

Titan Technologies Corporation, also referred to in this document as “New Parent”, is a Delaware corporation and a direct wholly owned subsidiary of Rovi. Titan Technologies Corporation was organized on April 28, 2016, solely for the purpose of effecting the mergers and, following consummation of the mergers, we anticipate that Titan Technologies Corporation will change its name to “TiVo Corporation.” Pursuant to the merger agreement, Titan Acquisition Sub, Inc. will be merged with and into TiVo, and Nova Acquisition Sub, Inc. will be merged with and into Rovi. As a result, TiVo and Rovi will each become wholly owned subsidiaries of New Parent. As a result of the transactions contemplated by the merger agreement, New Parent will become a publicly traded corporation, and former TiVo and Rovi stockholders will own stock in New Parent. New Parent has not carried on any activities other than in connection with the mergers. New Parent’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

Nova Acquisition Sub, Inc.

Nova Acquisition Sub, Inc., also referred to in this document as “Rovi Merger Sub”, is a Delaware corporation and a direct wholly owned subsidiary of New Parent. Rovi Merger Sub was organized on April 28, 2016, solely for the purpose of effecting the mergers. Rovi Merger Sub will be merged with and into Rovi and, as a result, Rovi will become a wholly owned subsidiary of New Parent. Rovi Merger Sub has not carried on any activities other than in connection with the mergers. Rovi Merger Sub’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

Titan Acquisition Sub, Inc.

Titan Acquisition Sub, Inc., also referred to in this document as “TiVo Merger Sub”, is a Delaware corporation and a direct wholly owned subsidiary of New Parent. TiVo Merger Sub was organized on April 28, 2016, solely for the purpose of effecting the mergers. TiVo Merger Sub will be merged with and into TiVo and, as a result, TiVo will become a wholly owned subsidiary of New Parent. TiVo Merger Sub has not carried on any activities other than in connection with the mergers. TiVo Merger Sub’s principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070.

THE TIVO SPECIAL MEETING

This section contains information about the special meeting of TiVo stockholders that has been called to consider and adopt the merger agreement, to approve the adjournment of the TiVo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement, and to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers.

This joint proxy statement/prospectus is being furnished to the stockholders of TiVo in connection with the solicitation of proxies by the TiVo board for use at the TiVo special meeting. TiVo is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about August 5, 2016.

Date, Time and Place

A special meeting of the stockholders of TiVo will be held at 2160 Gold Street, San Jose, California 95002 on September 7, 2016, at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed.

Purpose

At the special meeting, TiVo stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;

•	a proposal to approve the adjournment of the TiVo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	a proposal to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers contemplated by the merger agreement.

Recommendation of the TiVo Board

The TiVo board has (i) approved the merger agreement and consummation of the transactions contemplated by the merger agreement, subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement, the TiVo merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, TiVo and its stockholders, (iii) directed that the merger agreement be submitted to TiVo stockholders for adoption at the TiVo special meeting, (iv) recommended that TiVo’s stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

The TiVo board recommends that TiVo stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	“FOR” the proposal to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers contemplated by the merger agreement.

See “The Mergers—Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger” beginning on page 102.

TiVo stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, the proposed transactions and certain compensation arrangements for TiVo’s named executive officers in connection with the mergers. In addition, TiVo stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of shares of TiVo common stock at the close of business on the TiVo record date July 22, 2016 will be entitled to vote shares held at that date at the TiVo special meeting or any adjournments or postponements thereof. Each outstanding share of TiVo common stock entitles its holder to cast one vote.

As of the TiVo record date, there were 100,241,448 shares of TiVo common stock, par value $0.001 per share, outstanding and entitled to vote at the TiVo special meeting.

Quorum

The presence, in person or represented by proxy, of holders of one-third of the TiVo common stock issued and outstanding and entitled to vote at the TiVo special meeting constitutes a quorum. In the absence of a quorum, the chairman of the special meeting or the holders of a majority of the TiVo common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will have the power to adjourn the special meeting. As of the record date for the TiVo special meeting, 50,120,725 shares of TiVo common stock will be required to achieve a quorum.

Holders of shares of TiVo common stock present in person at the TiVo special meeting but not voting, and shares of TiVo common stock for which TiVo has received proxies indicating that their holders have abstained, will be counted as present at the TiVo special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The adoption of the merger agreement is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares on that matter at the TiVo special meeting. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares on a particular non-routine matter. A broker will not be permitted to vote on the proposal to adopt the merger agreement without instruction from the beneficial owner of the shares of TiVo common stock held by that broker. Accordingly, shares of TiVo common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted on the proposal to adopt the merger agreement (broker non-vote) will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the special meeting. If you hold shares of TiVo stock through a broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Vote Required

Proposal to Adopt the Merger Agreement by TiVo Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock outstanding and entitled to vote. For example, if the vote on the proposal to adopt the merger agreement by TiVo stockholders had been held on July 22, 2016, the affirmative vote of the holders of at least 50,120,725 shares of TiVo common stock in favor of that proposal would have been required. Accordingly, a TiVo stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a TiVo stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the TiVo Special Meeting by TiVo Stockholders: Approving the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain TiVo Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, TiVo is providing stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for TiVo’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger—Related Compensation for TiVo Named Executive Officers” beginning on page 184. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TiVo common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Voting by TiVo’s Directors and Executive Officers

As of the TiVo record date, TiVo’s directors and executive officers and certain of their affiliates beneficially owned 6,890,229 shares of TiVo common stock entitled to vote at the TiVo special meeting. This represents approximately 6.9% in voting power of the outstanding shares of TiVo common stock entitled to be cast at the TiVo special meeting. As of the TiVo record date, TiVo did not beneficially own any shares of TiVo common stock.

How to Vote

Stockholders may vote using any of the following methods:

By telephone or on the Internet

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

The website for Internet voting is www.proxyvote.com. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on September 6, 2016. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, TiVo recommends that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not need to return your proxy card.

By mail

If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the TiVo board.

In person at the special meeting

All TiVo stockholders as of the TiVo record date may vote in person at the special meeting. You may also be represented by another person at the TiVo special meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares of TiVo common stock, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and “FOR” the proposal to approve, by non-binding advisory vote, certain compensation arrangements for TiVo’s named executive officers in connection with the mergers, and in the discretion of the proxyholders on any other matter that may properly come before the meeting at the discretion of the TiVo board.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the TiVo special meeting. To do this, you must:

•	enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;

•	provide written notice of the revocation to TiVo’s Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or

•	attend the TiVo special meeting and vote in person.

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Attending the Special Meeting

Only TiVo stockholders of record, or beneficial owners of TiVo common stock, as of the record date, may attend the special meeting in person. You will need an admission ticket or proof of ownership to enter the special meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a stockholder of record. If you plan to attend the TiVo special meeting, please vote your proxy, but keep the admission ticket and bring it with you to the special meeting.

If your shares are held beneficially in the name of a broker, bank or other holder of record, you must present proof of your ownership of TiVo common stock, such as a bank or brokerage account statement, to be admitted to the special meeting. Please note that if you plan to attend the special meeting in person and would like to vote there, you will need to bring a legal proxy from your broker, bank or other holder of record as explained above. If your shares are held beneficially and you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of TiVo common stock, to:

Investor Relations Department

TiVo Inc.

2160 Gold Street

San Jose, California 95002

Stockholders also must present a form of photo identification, such as a driver’s license, in order to be admitted to the special meeting. No cameras, recording equipment, large bags or packages will be permitted in the special meeting.

Confidential Voting

Proxy instructions, ballots and voting tabulations that identify individual TiVo stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within TiVo or to third parties, except: (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote and (iii) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards. All comments received are then forwarded to TiVo’s management.

Stockholders Sharing an Address

TiVo has adopted a procedure approved by the SEC called “householding.” Under this procedure, beneficial stockholders who have the same address and last name and who do not participate in electronic delivery or Internet access of proxy materials will receive only one copy of stockholder documents unless one or more of these stockholders notifies TiVo that they wish to continue receiving individual copies. This procedure is designed to reduce duplicate mailings and save significant printing and processing costs, as well as natural resources. Each stockholder who participates in householding will continue to receive a separate proxy card. Your consent to householding is perpetual unless you withhold or revoke it. You may revoke your consent at any time by contacting TiVo’s proxy solicitor, MacKenzie Partners, either by calling toll-free at (800) 322-2885, or by writing to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. You will be removed from the householding program within 30 days of receipt of your response, after which you will receive an individual copy of the stockholder documents.

Solicitation of Proxies

TiVo is soliciting proxies for the TiVo special meeting from TiVo stockholders. TiVo has also retained MacKenzie Partners to solicit proxies for the special meeting from TiVo stockholders for a fee of $50,000, plus reasonable out-of-pocket expenses. TiVo will bear the entire cost of soliciting proxies from TiVo stockholders. In addition to this mailing, TiVo’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies will be undertaken through the mail, in person and by telephone, the Internet and videoconference.

TiVo may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses for forwarding proxy and solicitation materials to the beneficial owners of TiVo common stock and in obtaining voting instructions from such beneficial owners.

Other Business

The TiVo board is not aware of any other business to be acted upon at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding TiVo’s special meeting, please contact:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

THE ROVI SPECIAL MEETING

This section contains information about the special meeting of Rovi stockholders that has been called to consider and adopt the merger agreement; and to approve the adjournment of the Rovi special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

This joint proxy statement/prospectus is being furnished to the stockholders of Rovi in connection with the solicitation of proxies by the Rovi board for use at the Rovi special meeting. Rovi is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about August 5, 2016.

Date, Time and Place

A special meeting of the stockholders of Rovi will be held at the principal executive offices of Rovi, 2 Circle Star Way, San Carlos, California 94070 on September 7, 2016, at 8:00 a.m., Pacific time, unless the special meeting is adjourned or postponed.

Purpose

At the special meeting, Rovi stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;

•	a proposal to approve the adjournment of the Rovi special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	a proposal to approve, by non-binding advisory vote, certain compensation arrangements for Rovi’s named executive officers in connection with the mergers contemplated by the merger agreement.

Recommendation of the Rovi Board

The Rovi board has (i) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders, (iii) directed that the merger agreement be submitted to Rovi stockholders for adoption, (iv) recommended that Rovi stockholders adopt the merger agreement and (v) declared that the merger agreement is advisable.

The Rovi board recommends that Rovi stockholders vote:

•	“FOR” the proposal to adopt the merger agreement; and

•	“FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; and

•	“FOR” the proposal to approve, by non-binding advisory vote, certain compensation arrangements for Rovi’s named executive officers in connection with the mergers contemplated by the merger agreement.

See “The Mergers—Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger” beginning on page 118.

Rovi stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, the proposed transactions; and certain compensation arrangements for Rovi’s named executive officers in connection with the mergers. In addition, Rovi stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of shares of Rovi common stock at the close of business on the Rovi record date (July 22, 2016) will be entitled to vote shares held at that date at the Rovi special meeting or any adjournments or postponements thereof. Each outstanding share of Rovi common stock entitles its holder to cast one vote.

As of the Rovi record date, there were 83,370,218 shares of Rovi common stock, par value $0.001 per share, outstanding and entitled to vote at the Rovi special meeting.

Quorum

Holders of a majority in voting power of the Rovi common stock issued and outstanding and entitled to vote at the Rovi special meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum a majority of the Rovi stockholders, present in person or represented by proxy will have the power to adjourn the special meeting. As of the record date for the Rovi special meeting, 41,685,110 shares of Rovi common stock will be required to achieve a quorum.

Holders of shares of Rovi common stock present in person at the Rovi special meeting but not voting, and shares of Rovi common stock for which Rovi has received proxies indicating that their holders have abstained, will be counted as present at the Rovi special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The adoption of the merger agreement is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares on that matter at the Rovi special meeting. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the proposal to adopt the merger agreement without instruction from the beneficial owner of the shares of Rovi common stock held by that broker. Accordingly, shares of Rovi common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted (broker non-vote) will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the special meeting.

Vote Required

Proposal to Adopt the Merger Agreement by Rovi Stockholders: Adopting the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock outstanding and entitled to vote. For example, if the vote on the proposal to adopt the merger agreement by Rovi stockholders had been held on July 22, 2016, the affirmative vote of the holders of at least 41,685,110 shares of Rovi common stock in favor of that proposal would have been required. Accordingly, a Rovi stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of a Rovi stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Rovi Special Meeting by Rovi Stockholders: Approving the adjournment of the special meeting by stockholders, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Rovi common stock present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Proposal Regarding Certain Rovi Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, Rovi is providing stockholders with the opportunity to approve, by nonbinding, advisory vote, certain compensation payments for Rovi’s named executive officers in connection with the mergers, as reported in the section of this joint proxy statement/prospectus entitled “Advisory Vote on Merger—Related Compensation for Rovi Named Executive Officers” beginning on page 187. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of Rovi common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while broker nonvotes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Voting by Rovi’s Directors and Executive Officers

As of the Rovi record date, Rovi’s directors and executive officers and certain of their affiliates beneficially owned 3,695,337 shares of Rovi common stock entitled to vote at the Rovi special meeting. This represents approximately 5% in voting power of the outstanding shares of Rovi common stock entitled to be cast at the Rovi special meeting.

How to Vote

If you are a stockholder of record (that is, if your shares of Rovi common stock are registered in your name with American Stock Transfer & Trust Company, Rovi transfer agent), there are four ways you can vote:

•	By attending the special meeting and voting in person by ballot;

•	By visiting the Internet at www.proxyvote.com;

•	By calling toll-free (within the U.S. or Canada) (800) 690-6903; or

•	By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern time) on September 6, 2016. Submitting a proxy over the Internet or by telephone is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the Rovi special meeting may vote in person, and any previously submitted proxies will be superseded by the vote cast at the Rovi special meeting.

Shares that are held in a brokerage account in the name of the broker are said to be held in “street name.” Stockholders who hold their shares in “street name” will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution. Stockholders who hold shares in “street name” and wish to vote at the Rovi special meeting must obtain a legal proxy form from the institution that holds their shares and bring that proxy to the Rovi special meeting.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement, “FOR” the proposal to approve, by non-binding advisory vote, certain Compensation arrangements for Rovi’s named executive officers in connection with the mergers, and in the discretion of the proxyholders on any other matter that may properly come before the meeting at the discretion of the Rovi board.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Rovi special meeting. To do this, you must:

•	enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;

•	provide written notice of the revocation to Rovi’s Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or

•	attend the Rovi special meeting and vote in person.

If your shares are held in “street name,” you must contact your broker or nominee to revoke your proxy.

Attending the Special Meeting

All Rovi stockholders as of the close of business on the record date may attend the Rovi special meeting but must have proof of identification. If you hold your shares in street name, your broker will forward these proxy materials to you. If you hold your shares in street name, you have the right to direct your broker on how to vote the shares, but you may not vote these shares in person at the annual meeting unless you bring an account statement and a letter of authorization from the broker that holds your shares to the meeting.

Confidential Voting

As a matter of policy, Rovi keeps confidential proxies, ballots and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspector of election and certain of Rovi’s employees and Rovi’s transfer agent and proxy solicitor who are associated with processing proxy cards and tabulating the vote. The vote of any stockholder is not disclosed except in a contested proxy solicitation or as may be necessary to meet legal requirements.

Stockholders Sharing an Address

Rovi may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call Rovi’s Corporate Secretary department at the following address or phone number: Rovi Corporation, 2 Circle Star Way, San Carlos, California 94070, Corporate Secretary, telephone number (408) 562-8400.

Solicitation of Proxies

Rovi is soliciting proxies for the Rovi special meeting from Rovi stockholders. Rovi has also retained Innisfree M&A Incorporated to solicit proxies for the special meeting from Rovi stockholders for a fee of $20,000 plus reasonable out-of-pocket expenses. Rovi will bear the entire cost of soliciting proxies from Rovi stockholders. In addition to this mailing, Rovi’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies will be undertaken through the mail, in person and by telephone, the Internet and videoconference. Rovi will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Rovi common stock.

Other Business

The Rovi board is not aware of any other business to be acted upon at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding Rovi’s special meeting, please contact Innisfree M&A Incorporated by telephone at (888) 750-5834 (toll free from U.S. and Canada) or +(412) 232-3651 (from other countries).

THE MERGERS

General

On April 28, 2016, the TiVo board and the Rovi board each approved the merger agreement, attached hereto as Annex A, which provides for two separate mergers involving Rovi and TiVo, respectively. First, the merger agreement provides for Rovi Merger Sub, a wholly owned subsidiary of New Parent, to merge with and into Rovi, with Rovi surviving the Rovi merger as a wholly owned subsidiary of New Parent. Second, immediately following the consummation of the Rovi merger, the merger agreement provides for the merger of TiVo Merger Sub, another wholly owned subsidiary of New Parent, with and into TiVo, with TiVo surviving the TiVo merger as a wholly owned subsidiary of New Parent. As a result of the mergers, both of the surviving entities of the Rovi merger and the TiVo merger will become wholly owned subsidiaries of New Parent, which will be a publicly traded corporation. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

At the effective time of the TiVo merger, each outstanding share of TiVo common stock (other than TiVo excluded shares) will be converted into, subject to a two-way collar detailed in the section entitled “The Merger Agreement—Merger Consideration Received by TiVo Stockholders” beginning on page 156, (i) the right to receive $2.75 per share in cash, without interest, and (ii) $7.95 per share in shares of validly issued, fully paid and non-assessable New Parent common stock, valued based on the average Rovi stock price. TiVo stockholders will not receive any fractional shares of New Parent common stock pursuant to the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional New Parent common stock shares that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled (rounded to four decimal places) and (B) the average Rovi stock price. At the effective time of the Rovi merger, each outstanding share of Rovi common stock, other than Rovi excluded shares, will be converted into one share of New Parent common stock (without the requirement to surrender any certificate previously representing any shares of Rovi common stock or the issuance of new certificates representing New Parent common stock). A description of the New Parent common stock to be issued in connection with the Rovi merger is set forth in the section entitled “Description of New Parent Capital Stock” beginning on page 189.

Background of the Mergers

The management and boards of directors of Rovi and TiVo have regularly reviewed their respective companies’ results of operations and competitive positions in the industries in which they operate as well as the strategic options of their businesses in light of economic and regulatory conditions, among other things, including whether the continued execution of their respective strategies as stand-alone companies or the possible sale to, or a combination with, a third party offers the best avenue to enhance stockholder value.

From time to time, these reviews of strategic options have led representatives of TiVo and Rovi to consider and discuss, among other potential strategic alternatives, the possibility of a business combination involving Rovi and TiVo, including discussions in 2011 and 2012. However, these preliminary discussions regarding a business combination did not lead to any indications of interest or term sheets, and did not result in a decision to proceed further.

In November 2014, Tom Rogers, then the Chief Executive Officer and President of TiVo, and Tom Carson, Rovi’s Chief Executive Officer, started to discuss a potential combination transaction. At this time, LionTree, TiVo’s financial advisor, was asked by TiVo management to produce some high-level, preliminary analyses of possible transaction structures. LionTree was not officially engaged as TiVo’s financial advisor for the transaction until June 2015, as described below.

On December 30, 2014, the Strategy Committee of TiVo’s board (a standing committee of the board consisting at that time of directors Jeffrey T. Hinson, Daniel M. Moloney and Thomas R. Wolzien, with other members of the board invited to attend as available) convened to discuss a framework for a potential transaction with Rovi.

On January 2, 2015, TiVo’s board held a special meeting of the independent directors, with a representative of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside legal counsel to TiVo, in attendance. After the representative of Skadden outlined the fiduciary duties of the board in connection with consideration of a potential merger of equals transaction, the TiVo board discussed the advantages and disadvantages of a combination with Rovi at this time, issues with respect to the governance and management of the combined company and negotiations with respect to these matters, the status of TiVo’s product and marketing initiatives, and the risk of potential leaks impacting pending business. After discussion, the TiVo board approved TiVo management approaching Rovi to propose an all stock merger of equals transaction in which TiVo stockholders would receive a premium of 20%-25% to the then-current share price (which implied an exchange ratio of 0.616x to 0.641x), the board of the combined company would be made up of an equal number of members of directors from each of TiVo and Rovi, and the TiVo executive team would lead management.

On January 8, 2015, at the International Consumer Electronics Show (“CES”) in Las Vegas, Nevada, representatives from Rovi and TiVo, and LionTree, TiVo’s financial advisor, held an in-person meeting to discuss the potential combination of Rovi and TiVo. A representative of LionTree presented TiVo’s framework for a merger of equals transaction on the terms discussed with the TiVo board and the parties discussed the potential strategic rationale for the transaction.

On January 14 and 15, 2015, TiVo’s board held a regularly scheduled meeting, with representatives of Skadden and LionTree in attendance. Mr. Rogers reported on the discussions with Rovi, and a discussion ensued regarding the risks and benefits of a transaction with Rovi. A representative of LionTree joined the meeting and discussed, on a preliminary basis and at a high level, potential synergies and valuation with respect to the potential transaction. The representative of LionTree then left the meeting, and a representative of Skadden discussed the fiduciary duties of the board in relation to a potential transaction. After a discussion of other business, the TiVo board met, first in executive session with Mr. Rogers, and then as an executive session of only the independent directors, and discussed the proposed transaction and whether to retain LionTree as TiVo’s financial advisor in connection with the potential transaction.

Around this time, Mr. Carson indicated to Mr. Rogers that the timing was not appropriate to enter into negotiations regarding a potential transaction in the short-term, but that they were interested in further discussions.

On February 6, 2015, the Strategy Committee of TiVo’s board met, and Mr. Rogers provided an update regarding the status of discussions with Rovi regarding a potential transaction.

On February 18, 2015, Rovi’s board met to discuss a possible merger with or acquisition of TiVo. Present at the meeting was a representative of Cooley LLP (“Cooley”), outside counsel to Rovi, as well as members of Rovi’s management team. Subsequent to this board meeting, in early March, representatives of Rovi worked with representatives of Cooley to draft a mutual confidentiality and standstill agreement for delivery to TiVo, in order to allow the parties to share additional information to better evaluate a potential transaction.

Between March 16 and March 20, 2015, the parties exchanged drafts of a mutual confidentiality agreement and standstill agreement, and representatives of management of each company, as well as Cooley, acting on behalf of Rovi, and Skadden, acting on behalf of TiVo, negotiated their terms. The mutual confidentiality agreement and standstill agreement was executed by Rovi and TiVo on March 20, 2015. The standstill provisions provided that each party would refrain from taking certain actions to acquire the other party without the other party’s consent for a period of 24 months. The standstill provision terminated upon a public announcement that a third person or group had acquired or proposed to acquire 50% or more of the outstanding voting securities of the other party or assets of the other party representing 50% or more of the consolidated earning power of the other party and its subsidiaries (a “controlling interest”), the commencement of a tender or exchange offer by a third party or group involving the other party, or a proxy contest with respect to the election of a majority of the board of directors of the other party, the solicitation of bids from third parties to purchase a controlling interest, or a public announcement by the other party of its intent to conduct a process to sell a controlling interest, or the sale of, or an agreement that would result in a sale of, or the approval by the board of a transaction that would result in any third party or group acquiring, a controlling interest.

On March 25, 2015, the Strategy Committee of TiVo’s board met and Mr. Rogers provided an update regarding the status of discussions with Rovi regarding a potential transaction, and on uncertainty around a particular litigation matter that was adversely impacting Rovi’s stock price.

On March 26, 2015, Rovi’s board met, along with a representative of Cooley and members of Rovi’s management team, to discuss the status of Rovi’s discussions with TiVo regarding a potential transaction. During the meeting, Mr. Carson requested authorization to engage Evercore, with a team led by Naveen Nataraj, Senior Managing Director, as Rovi’s financial advisor to assist Rovi in conducting a more detailed analysis and evaluating the options related to the potential transaction with TiVo. Mr. Carson indicated to the directors that Rovi’s management would keep the Rovi board apprised of the progress of discussions with TiVo, as well as of other strategic initiatives as they may develop. The Rovi board decided that Rovi’s management should continue to explore the possibility of a potential transaction with TiVo. After the March 26th board meeting, Rovi management continued its assessment of the situation and potential transaction in consultation with Evercore on an informal basis. Evercore was not officially engaged as Rovi’s financial advisor for the transaction until February 2016, as described below.

On April 1 and 2, 2015, TiVo’s board held a regularly scheduled meeting, with a representative of Skadden in attendance. Mr. Rogers reported on discussions with Rovi concerning a potential transaction, potential synergies, Rovi’s patent portfolio and business prospects, and the timing of further discussions. Naveen Chopra, who at that time was serving as TiVo’s Chief Financial Officer and SVP of Corporate Development & Strategy and was subsequently appointed to serve as TiVo’s Interim Chief Executive Officer, effective January 30, 2016, reported on certain preliminary financial analyses related to a potential transaction with Rovi prepared by representatives of LionTree and the potential benefits to stockholders. A representative of Skadden discussed the fiduciary duties of the TiVo board in connection with the proposed transaction, and the board discussed the process for negotiations. The board then met in executive session, and after further discussion, the board determined it was supportive of continuing to explore a potential transaction with Rovi. The board concluded that no special committee was necessary, and directed the lead independent director to negotiate matters related to who would manage the combined company.

On April 7, 2015 and April 8, 2015, representatives of Rovi and TiVo management held in-person meetings (with some members attending by teleconference) at Evercore’s offices in New York and discussed potential transaction structures and exchanged certain preliminary business diligence information, including information on cost structures to evaluate potential synergies. Representatives of LionTree and Evercore attended the April 7 meeting, at which Evercore presented a framework for an all stock transaction at an exchange ratio of 0.5000x, which approximated the average exchange ratio for the period following the receipt of TiVo’s proposal on January 8, but represented a negative premium to the then-current share price. At the April 8 meeting, representatives of TiVo and Rovi met without financial advisors to discuss their respective businesses. Both TiVo and Rovi concluded that an important next step to validating the merits of a potential transaction and establishing the basis of a potential transaction, would be to complete an analysis of portfolio fit and cost synergies, without engaging in a full legal diligence exercise at this point.

On each of April 9, 2015, April 16, 2015, and April 23, 2015, the Strategy Committee of TiVo’s board met, with a representative of Skadden in attendance at the meetings on April 16, 2015 and April 23, 2015. In each instance, Mr. Rogers provided an update regarding the status of discussions with Rovi, after which the members of the committee met in executive session and further discussed the proposed transaction.

On April 23, 2015, representatives of Rovi and TiVo management met by teleconference to discuss potential cost synergies in the proposed transaction. On April 28, 2015, representatives of Rovi and TiVo management met by teleconference to discuss TiVo’s financial model and potential cost synergies.

During the remainder of April and during May 2015, various members of Rovi and TiVo management met by teleconference to discuss the Rovi and TiVo operating cost structures to identify potential cost savings synergies that could be generated by combining the businesses. Members of senior management from both Rovi and TiVo attended these meetings, including, on behalf of TiVo, Mr. Rogers, Mr. Chopra, Pavel Kovar, TiVo’s Chief Accounting Officer, and Matt Zinn, TiVo’s General Counsel, and on behalf of Rovi, Mr. Carson, Sean Matthews, Rovi’s Executive Vice President, Strategy and Corporate Development, John Burke, Rovi’s Executive Vice President and Chief Operating Officer, Peter Halt, Rovi’s Chief Financial Officer, and Pamela Sergeeff, Rovi’s Executive Vice President, General Counsel and Corporate Secretary.

On May 5 and 6, 2015, during the Internet and Television Expo trade show, representatives of Rovi and TiVo management held an in-person meeting (with some members attending by teleconference) at the Skadden office in Chicago, Illinois to discuss intellectual property matters.

On May 7, 2015, the Strategy Committee of TiVo’s board met, with a representative of Skadden in attendance. Mr. Rogers provided an update regarding the status of discussions with Rovi regarding a potential transaction.

On May 14, 2015 and May 20, 2015, members of Rovi’s and TiVo’s management met by teleconference to continue discussing various topics related to the benefits of combining the businesses, including, among other things, long range financial forecasts and detailed cost information to assess cost synergies in connection with a potential transaction.

On May 21, 2015, the Strategy Committee of TiVo’s board met, with a representative of Skadden in attendance. Mr. Rogers provided an update regarding the status of discussions with Rovi regarding a potential transaction and recent changes in the Rovi board, and a discussion ensued regarding cost synergies, valuation, strategy and risks in respect of the proposed transaction, and the selection and engagement of a financial advisor.

On May 28, 2015, the Strategy Committee of TiVo’s board met, with a representative of Skadden in attendance. Mr. Rogers provided an update regarding the status of discussions with Rovi.

On June 2, 2015, TiVo’s board met, with representatives of LionTree and Skadden in attendance. The LionTree representatives provided an update on the status of discussions with Rovi and discussed certain preliminary financial analyses related to a potential transaction. The TiVo board discussed the risks associated with Rovi’s business and the synergies of the combined companies. The representatives of LionTree then left the meeting, and the TiVo board discussed the proposed transaction. The TiVo independent board members then met in executive session and further discussed the proposed transaction, as well as the choice of a financial advisor and whether to retain LionTree or UBS Securities LLC (“UBS”), a firm that TiVo had previously used as a financial advisor, and determined that UBS was not as familiar with TiVo’s business as LionTree, and would not be an appropriate choice for this engagement. The full board reconvened later that day, and the TiVo board approved the engagement of LionTree as financial advisor in connection with the proposed transaction, and the terms of the proposed engagement letter with LionTree, which provided that TiVo would pay LionTree $14.5 million for its services, contingent upon consummation of a transaction with Rovi, and $2.0 million in connection with LionTree’s delivery of its fairness opinion, which will be credited against the $14.5 million fee. The fee payable to LionTree will not be based on the size of the transaction.

On June 3, 2015, TiVo’s board reconvened and further discussed both the proposed transaction with Rovi, and potential alternatives to a transaction with Rovi, including whether there would be a better offer from other strategic buyers or private equity. After discussion, the sense of the board based on, among other things, discussion with representatives of LionTree, was that the absence of synergies in a sale to a private equity buyer compared to the substantial synergies in a transaction with Rovi, coupled with the financial profile of TiVo, including uncertainty surrounding its future cash flows, which would make obtaining financing and an appropriate level of leverage difficult for a private equity buyer, would make it prohibitive for a private equity buyer to match Rovi’s price. The board then discussed other potential strategic acquirors, how the different markets addressed by TiVo’s core businesses might pose a challenge for some strategic purchasers, and whether finding separate purchasers for different business units would increase stockholder value. After reviewing a list of 12 other potential strategic acquirors to assess whether there was a likelihood of strategic interest, their ability to realize synergies and willingness to pay a premium, and strategic fit, TiVo’s board concluded, in light of other strategic transactions that certain of the potential strategic acquirors were then engaged in or had recently completed, past commercial discussions with certain of the potential strategic acquirors, the potential for harm to TiVo’s business and commercial relationships, and the low perceived likelihood that any of the remaining proposed strategic acquirors would be willing to match the value being offered by Rovi, that LionTree should not be instructed to pursue discussions with any of the other potential strategic acquirors.

During the month of June 2015, members of Rovi and TiVo management met by teleconference to discuss TiVo’s existing customer licensing agreements and the consumer business.

On June 4, 2015, representatives of Evercore and LionTree held an in-person meeting at the LionTree office in New York and Evercore walked through an illustrative financial analysis with respect to a potential transaction.

On June 5, 2015, representatives from Rovi and TiVo management held an in-person meeting (with some members attending by teleconference) at the Evercore office in New York, with representatives of Evercore and LionTree in attendance, to discuss Rovi’s ongoing business review of the potential transaction with TiVo.

On June 7, 2015, TiVo entered into an engagement letter with LionTree.

On June 9, 2015, Rovi’s board met with members of Rovi’s management team to discuss Rovi’s continuing discussions with TiVo regarding a potential transaction, including additional possible transaction structures and consideration mixes.

On June 12, 2015, the Strategy Committee of TiVo’s board met, and Mr. Rogers provided an update on the status of discussions with Rovi regarding a potential transaction.

On June 17, 2015, Mr. Carson, Rovi board member Mr. James Meyer, and Mr. Matthews participating by teleconference met with Mr. Nataraj at Mr. Meyer’s office in New York to further discuss Rovi’s potential transaction with TiVo.

On June 18, 2015, the Strategy Committee of TiVo’s board met, and Mr. Rogers provided an update on the status of discussions with Rovi regarding a potential transaction.

On June 19, 2015, Rovi delivered to TiVo a proposal for Rovi to combine with TiVo in a merger of equals under terms that included, among others, no premium and 90% stock consideration. The proposal also called for existing Rovi stockholders to receive one warrant per Rovi share with an exercise price of $22.50 and an expiration date of July 31, 2017 to address the potential valuation impact of Rovi’s Tier 1 customer renewals. The stock prices at the time for TiVo and Rovi were $10.68 and $17.18, respectively.

On June 22, 2015, the Strategy Committee of TiVo’s board met, with representatives of LionTree and Skadden in attendance. Representatives of LionTree discussed with the committee warrant structure sensitivities at various premiums and strike prices, and the impacts of warrants on future valuation and on the value potential of a combined company. A proposed response to Rovi’s proposal was also discussed. Subsequently, TiVo delivered to Rovi a counterproposal for Rovi to acquire TiVo under terms that included, among others, a 10% premium and 90% stock consideration. TiVo’s counterproposal also contemplated the issuance of one warrant per Rovi share to existing Rovi stockholders, with an exercise price of $33.00, and a cap of 5% on the ownership transferred to Rovi stockholders due to exercise of the warrants. The proposed warrants had an expiration date of June 30, 2016 and were contingent upon Rovi announcing renewal agreements with three of its four largest customers and a minimum monthly revenue from licensing agreements. The stock prices at the time for TiVo and Rovi were $10.69 and $17.99, respectively.

During the week of June 22, 2015, Mr. Carson, Mr. Halt and Mr. Matthews had multiple one-on-one phone calls with members of the Rovi board to obtain their perspectives on a potential transaction with TiVo.

On June 23, 2015, Rovi communicated that TiVo’s June 22nd proposal and terms for a potential transaction were not satisfactory, although it did not provide TiVo with a counterproposal at this time.

On June 24, 2015, the Strategy Committee of TiVo’s board met to discuss the proposed transaction with Rovi, with representatives of LionTree and Skadden in attendance. Mr. Rogers described progress on negotiations surrounding the strike price, expiration date and trigger for the warrants being discussed as part of the consideration in the potential transaction, and a representative of LionTree discussed with the committee alternative terms that TiVo might propose. The independent directors on the Strategy Committee then met in executive session and further discussion ensued regarding the risks and benefits of reaching out to third parties to determine if they would have an interest in acquiring TiVo. The independent directors on the Strategy Committee determined that representatives of LionTree should prepare a list of other parties who might have strategic overlap with TiVo and provide an assessment of strategic fit and ability to consummate a transaction promptly, and discussed whether a termination fee would impede the ability of another bidder to emerge with a higher offer.

On June 29, 2015, the Strategy Committee of TiVo’s board met, and Mr. Rogers provided an update regarding the status of discussions with Rovi regarding a potential transaction, noting that there had not been any communication from Rovi in the last several days, and there was further discussion of the list of other potential strategic acquirors discussed at the June 3, 2015 meeting of TiVo’s board and a determination not to reach out to any of such potential strategic acquirors.

On July 1, 2015, members of Rovi’s and TiVo’s management and boards met at LionTree’s offices in New York to discuss Rovi’s ongoing business review of a potential transaction with TiVo.

On July 2, 2015, the Strategy Committee of TiVo’s board met, with a representative of Skadden in attendance. Mr. Rogers provided an update on a meeting between Mr. Carson, Mr. Meyer, Rovi’s chairman, Mr. Rogers and Mr. Wolzien of TiVo’s board. A discussion ensued regarding the TiVo and Rovi businesses. Mr. Wolzien reported that he and Mr. Meyer had met privately to briefly discuss management of the combined company, and that they did not discuss board composition of the combined company.

On July 2, 2015, Mr. Halt and Mr. Matthews met informally with Alan Earhart of Rovi’s board to discuss the potential transaction with TiVo, among other topics related to the audit committee of Rovi’s board, which Mr. Earhart chairs.

On July 9, 2015, the Strategy Committee of TiVo’s board met, with representatives of LionTree and Skadden in attendance. Mr. Rogers provided an update regarding the status of discussions with Rovi, and noted that Rovi had seen some improvement in its stock price. A representative of LionTree discussed potential cost synergies and strategic benefits of a proposed transaction with Rovi, and the potential for stock price appreciation if Rovi were to succeed with certain license renewals, as compared to typical cash merger premiums, and a discussion ensued regarding other companies which theoretically may have a strategic interest in acquiring TiVo and their ability and interest in consummating a transaction, TiVo’s standalone business plan, whether the transaction with Rovi would foreclose future exit alternatives, the risks and benefits of seeking to reach out to other potential bidders at this point of the process. A representative of Skadden discussed the fiduciary duties of the board in connection with the proposed transaction and the negotiation of relevant terms in the merger agreement. After meeting in executive session, the board determined not to reach out to other potential bidders at this point in the process.

On July 16, 2015, following the announcement of an adverse litigation result, the trading share price for Rovi’s stock decreased by more than 20% from $17.54 to $14.00.

On July 17, 2015, Mr. Rogers had a call with Mr. Carson to discuss the impact of the adverse litigation result on the potential transaction. Later that day, TiVo’s board held a meeting, with a representative of Skadden in attendance. Mr. Rogers provided an update on the proposed transaction with Rovi, including a discussion of the negative impact of the recent litigation result on Rovi’s share price, and a discussion ensued regarding the relative strength of the TiVo and Rovi patent portfolios, the potential impact of the recent litigation setback upon Rovi’s upcoming renewals with licensees, and whether or not the proposed transaction was still in the best interest of TiVo’s stockholders. A discussion then ensued regarding potential changes to the proposed transaction structure to better reflect the revised relative prices of TiVo and Rovi stock.

On July 22, 2015, Rovi provided a proposal for Rovi to acquire TiVo under terms that included, among others, no premium and 70% stock consideration. Rovi’s proposal also called for the issuance of one warrant per share to existing Rovi stockholders to provide Rovi stockholders with additional upside from Tier 1 customer licensing renewals. The proposed warrants had a $20.00 exercise price, with value from the warrants capped at a prospective $30.00 future share price for the pro forma company. The warrants had a proposed expiration date of March 31, 2017.

On July 23, 2015, the Strategy Committee of TiVo’s board met to discuss a potential response to Rovi’s position, with representatives of LionTree and Skadden in attendance. Subsequently, TiVo provided a counterproposal for Rovi to combine with TiVo under terms that included, among others, a 3% premium and 70% stock consideration. TiVo’s counterproposal also included: 0.5 warrants per share issued to existing Rovi stockholders with an exercise price of $20.00, with value from these warrants capped at a prospective future share price of $27.50 for the pro forma company, and 0.5 warrants per share issued to existing Rovi stockholders with an exercise price of $27.50, with value from these warrants capped at a prospective future share price of $35.00 for the pro forma company. Both tranches of warrants had a proposed expiration date of December 31, 2016. The stock prices at the time for TiVo and Rovi were $9.98 and $12.66, respectively.

On July 29, 2015, at a regularly scheduled Rovi board meeting, the Rovi board discussed the status of the business review and analysis for the potential transaction with TiVo. A representative of Cooley attended the meeting. A representative of Evercore was also present for a portion of the meeting and provided an updated analysis of the potential transaction. The representative of Evercore, along with members of Rovi’s management, recommended that, in light of recent events, including the adverse litigation result, the impact thereof on Rovi’s stock price, the volatility of Rovi’s stock price, and the uncertainty of reaching a mutually agreeable outcome, it would be prudent to terminate the current discussion. Rovi management called TiVo management to notify them that Rovi was terminating discussions of a potential transaction at this time.

On July 30, 2015, Rovi announced its results for the second quarter of fiscal 2015 and announced reduced expectations for fiscal 2015 financial results. On July 31, 2015, Rovi shares closed at $10.99, a decrease of 14.0% versus the closing price on the prior trading day.

On July 31, 2015, the Strategy Committee of TiVo’s board met and Mr. Rogers provided an update regarding the status of discussions with Rovi.

On August 6, 2015, members of the TiVo board met telephonically, with a representative of Skadden in attendance. Mr. Rogers provided an update on the status of discussions with Rovi.

On August 13, 2015, the TiVo board held a meeting and discussed the potential transaction, with representatives of LionTree and Skadden in attendance. Representatives of LionTree reported on recent discussions with Evercore, in which Evercore suggested the use of contingent value rights tied to Rovi’s upcoming patent license renewals to bridge the gap in valuation given the volatility in Rovi’s business. A discussion ensued regarding the continuing merits, timing and likelihood of a strategic transaction with Rovi. The TiVo board then met in executive session and continued to discuss the proposed transaction with Rovi and the alternatives for TiVo as a standalone company.

On August 25, 2015, representatives of Evercore and LionTree met in New York to discuss potential transaction structures; however, no clear path to a transaction emerged at this time.

On September 21, 2015, the TiVo board met, with a representative of Skadden in attendance, and discussed the potential transaction with Rovi and TiVo’s standalone plan and a proposed acquisition, and then the independent members of the TiVo board met in executive session and continued to discuss the strategic direction of the company, including a possible investment from, and patent licensing arrangement with, a cable operator.

On October 21, 2015, the TiVo board met and discussed, as part of a broader review of TiVo’s strategic alternatives, whether there was a possibility of re-engaging with Rovi on a potential transaction. Between the end of July and December of 2015, no direct discussions between Rovi and TiVo took place regarding the potential transaction between the two companies, except that, in October 2015, Mr. Carson told Mr. Rogers that there remained interest in pursuing a potential transaction between the companies but that Rovi would need to wait until Rovi could make progress in renewing its agreements with certain major customers of Rovi. Mr. Carson and Mr. Rogers also discussed whether the companies should explore combining their respective analytics businesses in some manner (whether by partnership or otherwise). Subsequently, Mr. Matthews and Mr. Chopra had a conversation on the topic, but no information was exchanged about the businesses and the companies did not pursue further discussions.

On November 17, 2015, TiVo announced that Mr. Rogers would be relinquishing his position as Chief Executive Officer, effective as of January 31, 2016, and remaining with TiVo as Non-Executive Chairman, and a search committee of the TiVo board was established to seek a replacement for Mr. Rogers. Mr. Wolzien’s resignation from the TiVo board was also announced at this time.

In late November or early December, 2015, Mr. Meyer communicated with representatives of LionTree regarding TiVo’s announcement that Mr. Rogers would be stepping down as Chief Executive Officer, and Mr. Rogers had a conversation with Mr. Carson regarding the same, and Mr. Carson indicated that they might be interested in re-engaging with TiVo about a potential transaction.

On December 2, 2015, Evercore informally provided an overview of the prior transaction analysis to Mr. Eddy Hartenstein, following his election to the Rovi board.

On December 16 and 17, 2015, the TiVo board met at Skadden’s offices in New York to discuss a review of TiVo’s long term strategy. Mr. Chopra reported to the board that there was no further interest from the cable operator in pursuing the investment and patent license arrangement.

On December 17, 2015, the Rovi board met to discuss a review of Rovi’s long term strategy conducted by Boston Consulting Group (“BCG”), a management consulting firm. The BCG representatives attended the meeting to discuss matters unrelated to a potential transaction with TiVo. At the conclusion of the meeting, and after the BCG representatives left, the Rovi board discussed the potential of re-engaging with TiVo. The Rovi board concluded that Mr. Meyer should informally set up a meeting with Mr. Moloney, who had agreed to serve as TiVo’s Lead Independent Director after the resignation of Mr. Wolzien from TiVo’s board, while they were both at CES in January 2016. The Rovi board requested that Rovi and its advisors refresh the analysis of the project as a first step before re-engaging in discussions with TiVo.

On December 22, 2015, Mr. Carson met with Mr. Moloney regarding re-engaging in discussions about a potential transaction.

On December 23, 2015, Rovi announced that Rovi had renewed its agreement with DIRECTV/AT&T. Rovi’s common stock price increased 24% on the announcement to close at $14.66 per share. Rovi’s common stock price continued to rise over subsequent trading days.

On January 5, 2016, representatives of Evercore met with members of TiVo’s management, informed TiVo’s management of Rovi’s interest in reconsidering a potential transaction with TiVo, and indicated that they would like to receive updated financial projections of both TiVo and Rovi for use in related discussions and structure considerations.

On January 7, 2016, at CES in Las Vegas, Nevada, Mr. Meyer and Mr. Hartenstein met with Mr. Moloney to discuss whether TiVo would consider re-engaging in transaction discussions.

From January 7, 2016 through March 23, 2016, members of TiVo’s management, members of Rovi’s management, and representatives of LionTree and Evercore, held various discussions regarding the two companies’ respective businesses, relative valuation, and potential transaction structure.

In January 2016, Rovi began discussing potential terms for the transaction with the Strategy Committee of Rovi’s Board of Directors (the “Strategy Committee”): specifically, Mr. Hartenstein, Mr. Lucas, Mr. Welling, Mr. Rau, and Ms. Quindlen.

On January 12, 2016, TiVo announced that Mr. Chopra had been named Interim Chief Executive Officer and that Wendy Webb had been elected to the TiVo board. In January 2016, a representative of Skadden reached out to Ms. Webb to provide her an overview of the history of discussions between TiVo and Rovi.

On January 19, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance, and discussed a potential transaction with Rovi. Rovi management had indicated that although they were not prepared to make a proposal at this time, they requested a mutual diligence update. Representatives of LionTree presented an update on certain preliminary financial analyses related to a potential transaction, and the board discussed considerations with respect to the proposed transaction with Rovi. The independent members of the TiVo board then met in executive session and further discussed the proposed transaction with Rovi and the TiVo standalone plan. The directors also discussed the possibility of selling TiVo’s Research and Analytics business. The TiVo board then authorized TiVo management to move forward with further discussions regarding a potential transaction with Rovi.

On January 26, 2016, representatives of Rovi and TiVo management held an in-person meeting (with some members attending by teleconference) at Skadden’s offices in New York to discuss long range financial plans and refresh the detailed synergy analysis in connection with the potential transaction.

On January 29, 2016, representatives of Rovi and TiVo management held a telephonic conference to discuss follow-up questions from the January 26th meeting at Skadden in New York.

On February 2, 2016, the Strategy Committee of the Rovi board and other members of the Rovi board met with Mr. Nataraj of Evercore to discuss the potential acquisition of TiVo and the analysis performed to date on the TiVo business. Mr. Carson started the discussion by providing the committee with an update on the status of Rovi’s major licensee renewals. Then, Mr. Matthews and Mr. Nataraj reviewed the analysis performed to date on the TiVo business, based on financial materials and business updates that had been provided to Rovi by TiVo. Following the discussion, the committee requested that Evercore and Mr. Matthews provide some further details on Evercore’s financial analysis and some alternatives by which to make a proposed offer to TiVo for further review.

On February 3, 2016, Mr. Carson circulated an email to the Rovi board enclosing the Strategy Committee’s recommendation in connection with the potential transaction with TiVo for the full Rovi board’s approval. Specifically, the committee recommended that the Rovi board approve submission of a non-binding letter of intent to TiVo setting forth the proposed terms under which Rovi would acquire TiVo. The committee recommended that the letter of intent would: (i) include a financial structure for Rovi’s acquisition of TiVo that was comprised of 70% stock consideration and 30% cash consideration, a 15% premium, and a contingent value right for Rovi’s stockholders related to potential future renewals of intellectual property licenses by Rovi customers; (ii) have standard caveats, including that the letter of intent would be non-binding and subject to further diligence and analysis of various factors such as cost synergies associated with the combination, TiVo’s revenue, and TiVo’s key employees; (iii) require final approval of the terms of the transaction by the Rovi board; and (iv) not disclose any information about the governance structure of the combined company.

In addition, in the same February 3, 2016 email to the Rovi board, Mr. Carson requested that the Rovi board approve Rovi’s official engagement of Evercore as Rovi’s financial advisor. Under Rovi’s proposed terms for the engagement, Evercore would receive a success fee in the amount of $8 million dollars if it served as sole financial advisor in the proposed transaction. However, if Rovi decided to engage an additional advisor to assist Evercore with a transaction, Rovi would incur a 50% increase in the total fees, which would be split between the advisors ($6 million dollars each). Evercore would receive $2 million dollars as a milestone advisory fee if and when a fairness opinion was delivered. Although the proposed terms did not include termination fee participation, the milestone fee would be due upon announcement or delivery of a fairness opinion. In response to Mr. Carson’s February 3 email, the Rovi board and the Strategy Committee approved Mr. Carson’s requests to submit a non-binding letter of intent to TiVo and officially engage Evercore, subject to a re-negotiation of Evercore’s fees. Later that day, Rovi sent TiVo a non-binding letter of intent containing the terms approved by the Rovi board.

Between February 3 and March 14, 2016, the companies exchanged proposals regarding the consideration to be paid in the proposed transaction. The chart below summarizes the major terms of each of the proposals and counterproposals, which are described in more detail below. All proposals included a minimum cash component of $2.75 per share of TiVo common stock.

Date of Proposal	Rovi 2/3	TiVo 2/9	Rovi 2/10	TiVo 2/10	Rovi 2/10	TiVo 2/15	Rovi 2/17	TiVo 3/12	Rovi 3/14	Rovi/TiVo 3/14
Date of Market Data	2/3	2/9	2/9	2/9	2/9	2/12	2/16	3/11	3/11	3/11
Implied Value[1]	$9.19	$10.76	$8.98	$10.31	$9.42	$11.19	$10.00	$11.00	$10.40	$10.70
Implied Spot Premium[2]	17.9%	43.4%	19.7%	37.5%	25.6%	45.5%	28.9%	41.6%	33.8%	37.7%
Rovi Stock Price[3]	$19.53	$17.79	$17.79	$17.79	$17.79	$20.84	$21.23	$21.76	$21.76	$21.76
TiVo Stock Price[3]	$7.80	$7.50	$7.50	$7.50	$7.50	$7.69	$7.76	$7.77	$7.77	$7.77
Type of Exchange Ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed exchange ratio	Fixed Price	Fixed Price	Fixed Price
Exchange Ratio	0.3300x	0.4500x	0.3500x	0.4250x	0.3750x	0.4050x	Variable; set at signing	Variable; set at closing	Variable; set at closing	Variable; set at closing
Contingent Value Rights[4]	Yes	No	No	No	No	No	No	No	No	No
Collar[5]	No	Need downside protection on Rovi’s stock price	No	Need downside protection on Rovi’s stock price	Downside protection at Rovi stock prices below $17.79, up to a maximum exchange ratio of 0.425x	Downside protection at Rovi stock prices below $19.00 up to a maximum exchange ratio of 0.45x	No	Collar on Rovi’s stock price between $15.00 and $24.50 (with Rovi cash election option below $18.00)	Collar on Rovi’s stock price between $16.00 and $25.50 (with Rovi cash election option below $18.00)	Collar on Rovi’s stock price between $16.00 and $25.00 (with Rovi cash election option below $18.71)
Implied Rovi Ownership at $16.00	72.4%	65.7%	71.2%	67.0%	66.9%	65.6%	71.6%	65.2%	66.9%	66.9%
Implied Rovi Ownership at $25.00	72.3%	66.5%	71.0%	66.8%	69.7%	68.0%	71.4%	71.8%	74.2%	73.0%

[1]	Represents the implied value of the proposal based on the exchange ratio, collar mechanism (if any), the closing price per share of the Rovi common stock on the market data date noted, and a cash payment of $2.75, per share of TiVo common stock.
[2]	Implied spot premium calculated based on the closing price of the Rovi common stock and TiVo common stock as of the market data date associated with each proposal.
[3]	Rovi and TiVo stock prices are based on the closing price on the market data date of each proposal.
[4]	Contingent value rights would have value for Rovi stockholders based on Tier 1 renewals substantially increasing the relative value of Rovi to TiVo.
[5]	A collar is intended to protect against changes in Rovi’s stock price within a mutually agreed range of prices.

On February 3, 2016, Rovi submitted a written, non-binding proposal to acquire TiVo in a stock and cash transaction for consideration of 0.33 shares of Rovi common stock plus $2.75 in cash for each share of TiVo common stock. Based on the closing price per share of the Rovi common stock of $19.53 on February 3, 2016, the offer implied total consideration of $9.19 per share of TiVo common stock, a 17.8% premium to the closing price of the TiVo common stock on that day of $7.80. Rovi’s offer also called for existing Rovi stockholders to receive a contingent value right for each share of Rovi stock held at closing, the value of which would be based on the successful achievement of the remaining Tier 1 customer license renewals. The proposal also called for TiVo, upon acceptance of the proposal and continuing until 30 days thereafter, to not directly or indirectly solicit, respond to or initiate or enter into discussions or any transaction with any counterparty other than Rovi.

On February 5, 2016, TiVo’s board met to discuss the Rovi proposal, with representatives of LionTree and Skadden in attendance. Mr. Chopra reported on the February 3rd proposal from Rovi, and Mr. Chopra and representatives of LionTree discussed the Rovi proposal with the board, including a preliminary financial analysis related to value potential, valuation, implied premiums, transaction structure alternatives, and sensitivity to future share price movements. A discussion ensued with respect to the Rovi proposal, including a discussion of timing and near term milestones for both companies.

On February 8, 2016, TiVo’s board again met to discuss Rovi’s February 3rd proposal and to evaluate potential counterproposals, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided his observations regarding Rovi’s February 3rd offer. A representative of Skadden then discussed the fiduciary duties of the board in considering the proposal in light of the nature of the proposed transaction. A representative of LionTree discussed with the board an updated preliminary financial analysis of the Rovi proposal based on current share prices, trading scenarios, and TiVo’s objectives in the negotiations, and Mr. Chopra discussed considerations regarding downside protection and potential counterproposals. A discussion ensued regarding the possible transaction structure alternatives, negotiating strategy and options for a response, and the TiVo board authorized management to respond that the board would consider a merger with Rovi in a stock and cash transaction with consideration of 0.45 shares of Rovi common stock plus $2.75 in cash for each share of TiVo common stock, with no contingent value rights, and no collar. On February 9, 2016, TiVo verbally communicated this counterproposal to Rovi. Based on the closing price per share of the Rovi common stock of $17.79 on February 9, 2016, the counterproposal implied total consideration of $10.76 per share of TiVo common stock, a 43.4% premium to the closing price of the TiVo common stock on that day of $7.50.

On February 10, 2016, representatives from Rovi signed an engagement letter with Evercore, retaining Evercore to act as financial advisor in connection with the potential transaction between Rovi and TiVo. Under the terms of Rovi’s engagement with Evercore, Rovi agreed to pay Evercore a success fee in the amount of $7.5 million, which would be paid upon the closing date of a transaction. In addition, Evercore would receive a milestone fee of $1 million upon the earlier of the delivery of an opinion (if requested by Rovi) regarding the consideration to be paid with respect to the transaction (irrespective of the conclusion in that opinion), and the announcement of the transaction by Rovi. Such milestone fee would be fully creditable, to the extent previously paid, against any success fee payable upon the closing date of the transaction. Evercore would also receive a discretionary fee at the conclusion of the assignment in an amount not to exceed $1 million, based upon, among other things, the resources expended by Evercore in the course of the assignment and Rovi’s satisfaction with Evercore’s services, with the amount of the discretionary fee to be determined by Rovi in its sole and absolute discretion.

On February 10, 2016, Rovi’s board met, with a representative of Cooley, representatives of Evercore and members of management, to discuss Rovi’s recent discussions with TiVo and various issues relating to the potential transaction, including, among other things, pricing, strategy, and cost synergies. During the meeting, the Rovi board authorized management of Rovi to submit a revised proposal to acquire TiVo in a stock and cash transaction for consideration of 0.35 shares of Rovi common stock plus $2.75 in cash for each share of TiVo common stock. Based on the closing price of the Rovi common stock per share of $17.79 on February 9, 2016 (the last trading day of shares of Rovi common stock prior to the meeting of the Rovi board), the Rovi proposal implied total consideration of $8.98 per share of TiVo common stock, a 19.7% premium to the closing price of the TiVo common stock on February 9, 2016 of $7.50. That same day, TiVo made a counterproposal for Rovi to acquire TiVo in a stock and cash transaction for consideration of 0.425 shares of Rovi common stock plus $2.75 in cash for each share of TiVo common stock. Based on the closing price of the Rovi common stock per share of $17.79 on February 9, 2016, the TiVo counterproposal implied total consideration of $10.31 per share of TiVo common stock, a 37.5% premium to the closing price of the TiVo common stock on that day of $7.50.

Also on February 10, 2016, Rovi submitted a revised proposal to acquire TiVo in a stock and cash transaction for consideration of 0.375 shares of Rovi common stock (subject to a variable exchange ratio at Rovi closing share prices below $17.79, up to a maximum of 0.425 shares of Rovi common stock), plus $2.75 in cash, for each share of TiVo common stock. Based on the closing price of the Rovi common stock per share of $17.79 on February 9, 2016 (the last trading day of shares of Rovi common stock prior to the meeting of the Rovi board), the Rovi revised proposal implied total consideration of $9.42 per share of TiVo common stock, a 25.6% premium to the closing price of the TiVo common stock on that day of $7.50.

On February 15, 2016, after receiving Rovi’s revised offer on February 10, 2016, the TiVo board convened via telephone to discuss potential counterproposals, with representatives of LionTree and Skadden in attendance. Mr Chopra provided an update on discussions with Rovi since February 8, 2016 and Rovi’s current offer and the increase in the value of the proposal due to the increase in Rovi’s stock price. A discussion ensued regarding Rovi’s agreement to drop the contingent value right and increase its proposal, the volatility in Rovi’s stock price, the risk of a decline in the value of the Rovi stock price, other potential suitors, and counterproposal alternatives, among other topics. TiVo’s board authorized management to respond that the board would consider a merger with Rovi in a stock and cash transaction with consideration of 0.405 shares of Rovi common stock plus $2.75 in cash for each share of TiVo, with a collar intended to provide downside protection at Rovi stock prices below $19.00 up to a maximum exchange ratio of 0.4500x. Later that day, TiVo communicated this counterproposal to Rovi. Based on the closing price per share of the Rovi common stock of $20.84 on February 12, 2016 (the last trading day of shares of Rovi common stock prior to the meeting of the TiVo board), the counterproposal implied total consideration of $11.19 per share of TiVo common stock, a 45.5% premium to the closing price of the TiVo common stock on February 12, 2016 of $7.69.

On February 16, 2016, the Rovi board met with representatives from Evercore to discuss the strategic rationale and proposed offer terms for a potential acquisition of TiVo. During the meeting, the Rovi board approved authorizing management of Rovi to offer TiVo a non-binding letter of intent to purchase TiVo under a construct in which TiVo stockholders would receive consideration valued at $10.00 per share at signing, consisting of $2.75 in cash and the remainder in Rovi stock at an exchange ratio to be determined at signing equivalent to $7.25.

On February 17, 2016, Mr. Nataraj delivered the terms of Rovi’s proposal, as approved by the Rovi board, to LionTree.

On February 18, 2016, TiVo’s board met to discuss the latest proposal from Rovi. Mr. Chopra provided an update regarding the negotiations with Rovi since the prior board meeting on February 15, 2016, and informed the board that Rovi had indicated its intention to propose a reduction in the consideration from the fixed exchange ratio contemplated by Rovi’s February 11, 2016 offer, citing the increase in Rovi’s stock price, and of the terms of the latest Rovi proposal. After discussion, the board determined to suspend discussions with Rovi.

On March 1, 2016, a representative from Evercore, Mr. Meyer, Mr. Welling, and members of Rovi management met to discuss the potential transaction with TiVo, including pricing, valuation and negotiating strategy.

On March 4, 2016, TiVo’s board met, with representatives of LionTree and Skadden in attendance. Mr Chopra provided an update on discussions with Rovi, including a proposal from Rovi for the parties to continue due diligence and synergy valuation efforts with a view to returning to negotiations in several weeks. The board discussed the negative market reaction to TiVo’s announcement of its earnings for the fourth quarter and fiscal year ended January 31, 2016 and to TiVo’s announcement of its plans for the fiscal year ended

January 31, 2017, and the strategic alternatives available to TiVo, including stand alone scenarios. Mr. Moloney reported on discussions he had with the Mr. Meyer, and a representative of LionTree reported on discussions with Evercore, and a discussion ensued regarding the merits and drawbacks of responding to Rovi’s proposal, but no consensus of the board emerged as to whether to accept Rovi’s offer to engage in further diligence in the absence of an understanding on the consideration that would be paid in the proposed transaction.

On March 8, 2016, TiVo’s board held an informal call, with representatives of LionTree in attendance. Mr. Chopra provided an update on discussions with Rovi, and discussed a preliminary financial analysis by LionTree of potential transaction structures based on a fixed price at closing consisting of cash and stock.

On March 10, 2016, Mr. Carson and Mr. Chopra met to discuss potential terms in connection with the potential transaction.

On March 12, 2016, representatives of Evercore and LionTree met telephonically and, at the request of TiVo management, a representative of LionTree discussed a proposal for a potential transaction whereby Rovi would combine with TiVo in a stock and cash transaction with total consideration of $11.00 per share of TiVo common stock, including $8.25 of consideration in the form of shares of Rovi’s common stock. Under this proposal, upon the close of the transaction, if the Rovi closing stock price were between (or equal to) $15.00 and $24.50, the exchange ratio would be the quotient of $8.25 divided by the Rovi closing share price. If the Rovi share price were greater than $24.50, the exchange ratio would be 0.3367 shares of Rovi common stock per share of TiVo common stock. If the Rovi closing share price were less than $18.00 but greater than or equal to $15.00, Rovi would, at its sole discretion, have the option to offer an exchange ratio of no less than 0.4583 shares of Rovi common stock per share of TiVo common stock, plus additional cash consideration, to maintain the total consideration of $11.00 per share. If the Rovi stock price were less than $15.00, the cash consideration and exchange ratio would be fixed at $4.13 and 0.4583, respectively. Based on the closing price per share of the Rovi common stock of $21.76 on March 11, 2016 (the last trading day of shares of Rovi common stock prior to the delivery of the proposal), the proposal implied total consideration of $11.00 per share of TiVo common stock, a 41.6% premium to the closing price of the TiVo common stock on that day of $7.77.

On March 14, 2016, Mr. Meyer, Mr. Welling, Mr. Carson, Mr. Matthews and Mr. Nataraj met telephonically to discuss negotiations with TiVo.

On March 14, 2016, representatives from TiVo and Rovi management met in Denver, Colorado, with representatives of Evercore and LionTree in attendance, to discuss the potential transaction with TiVo. Representatives from LionTree discussed the proposal that included total consideration of $11.00 per share of TiVo common stock, and representatives from Evercore discussed a proposal that included total consideration of $10.40 per share of TiVo stock. At the conclusion of these meetings, the representatives of Rovi and TiVo management had tentatively reached an understanding, subject to approval of their respective boards, for Rovi to combine with TiVo in a stock and cash transaction with total consideration of $10.70 per share of TiVo common stock, including $7.95 of consideration in the form of shares of Rovi’s common stock. Under this proposal, upon the close of the transaction, if the Rovi closing stock price were between (or equal to) $16.00 and $25.00, the exchange ratio would be the quotient of $7.95 divided by the Rovi closing share price. If the Rovi share price were greater than $25.00, the exchange ratio would be 0.3180 shares of Rovi common stock per share of TiVo common stock. If the Rovi closing share price were less than $18.71 but greater than or equal to $16.00, Rovi would, at its sole discretion, have the option to offer an exchange ratio of no less than 0.4250 shares of Rovi common stock per share of TiVo common stock, plus additional cash consideration, to maintain the total consideration of $10.70 per share. If the Rovi stock price were less than $16.00, the cash consideration and exchange ratio would be fixed at the values Rovi would have elected to offer (as described above) at a Rovi closing price of $16.00. Based on the closing price per share of the Rovi common stock of $21.98 on March 14, 2016, the proposal implied total consideration of $10.70 per share of TiVo common stock, a 35.6% premium to the closing price of the TiVo common stock on that day of $7.89.

On March 16, 2016, the Rovi board met, with a representative of Cooley, representatives of Evercore, and members of management, to discuss the strategic rationale and the terms of Rovi’s proposal for a potential acquisition of TiVo. At the meeting, the Rovi board authorized Rovi management to send TiVo a non-binding letter of intent to acquire TiVo upon the foregoing terms. At this meeting, the Rovi board members comprising Rovi’s audit committee pre-approved the engagement of Ernst & Young LLP, Rovi’s independent registered public accounting firm, to perform certain financial due diligence services related to the potential acquisition of TiVo. On March 17, 2016, Rovi’s management sent a non-binding letter of intent consistent with the foregoing terms to TiVo.

On March 17, 2016, TiVo’s board met to discuss the status of negotiations with Rovi, with representatives of LionTree and Skadden in attendance. Mr. Chopra reported on the non-binding letter of intent received from Rovi, and Mr. Chopra and representatives of LionTree discussed the structure and value of the proposal, as well as the meeting with Mr. Carson earlier that week. A discussion ensued regarding the merits of the latest proposal for TiVo’s stockholders, other possible transaction structures, TiVo’s standalone alternatives, and the status of Rovi’s upcoming license renewals. The board instructed Mr. Chopra to inform Rovi that the board would consider the proposal at its in-person meeting on March 23 and 24, 2016.

On March 18, 2016, Mr. Meyer and Mr. Moloney had a telephone conversation regarding TiVo’s anticipated timing for consideration of the letter of intent at a TiVo board meeting the following week. On March 18, 2016, Rovi sent an initial list of due diligence requests to TiVo.

On March 21, 2016, TiVo sent an initial list of reverse due diligence requests to Rovi, and members of the management teams of Rovi and TiVo, along with representatives of Evercore, met in Palo Alto, California, to discuss alignment of synergy assumptions and requirements and team members for detailed due diligence.

On March 22, 2016, Mr. Chopra reached out to a company to see if they would have any interest in a business combination with TiVo, and did not receive any interest from the counterparty.

On March 23 and 24, 2016, the TiVo board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra presented his views on TiVo’s strategic opportunities and challenges, potential strategic transactions that TiVo could pursue, and various standalone scenarios and risks. The board discussed the latest proposal from Rovi. Mr. Moloney noted that Rovi had clearly stated that this proposal represented its best and final offer. The board considered the TiVo management team’s views, based on, among other things, discussions with representatives of LionTree, in assessing the merits of the transaction as well as management’s views of the risks and opportunities for remaining an independent public company and other alternatives it could pursue for maximizing stockholder value including potential acquisitions and divestitures as well as organic changes. The board received an update on the search for a new Chief Executive Officer and considered the potential impact a new Chief Executive Officer could have on TiVo. The board discussed the risks associated with continuing as an independent company. The board also discussed the risks associated with the proposed transaction, including whether the projected synergies could be realized and the uncertainty surrounding whether Rovi would be able to renew its current license agreements with some of its most significant customers, as well as the media reports regarding rumors of a potential transaction and the impact of these media reports on the respective stock prices of TiVo and Rovi. After discussion, the board voted to approve engaging in further due diligence with Rovi and authorized management to negotiate and execute a non-binding letter of intent providing for the economic terms described above and to negotiate a merger agreement for the board to consider at a subsequent meeting. Such letter of intent would not address the board composition of the combined company. The TiVo board emphasized the importance of moving expeditiously in light of the marketplace rumors of the transaction which appeared in The New York Times on March 24th.

On March 24 and 25, 2016, following media reports that Rovi and TiVo were engaged in discussions regarding a possible transaction, various representatives of Rovi, including representatives of Cooley and Evercore, and Mr. Meyer and Mr. Carson, had multiple telephone calls with various representatives of TiVo, including representatives of Skadden and LionTree, and Mr. Moloney and Mr. Chopra, about the media reports. At the conclusion of trading on March 24, TiVo and Rovi shares closed at $9.45 and $19.81, respectively. Compared with closing prices on the prior day, TiVo shares increased by 23.4%, while Rovi shares decreased by 1.3%. Based on the closing price per share of the Rovi common stock of $20.07 on March 23, 2016, the last day prior to the publication of media reports that Rovi and TiVo were discussing a potential transaction, the proposal implied total consideration of $10.70 per share of TiVo common stock, a 39.7% premium to the unaffected closing price of the TiVo common stock on March 23, 2016 of of $7.66.

On March 26, 2016, Rovi and TiVo executed the letter of intent. The letter of intent did not contain the exclusivity period originally required by Rovi in its February 3, 2016 letter. Under the terms of the letter of intent, Rovi would acquire TiVo’s outstanding stock in a stock and cash transaction for consideration of $10.70 per share of TiVo’s common stock, comprised of $2.75 in cash consideration per share of TiVo common stock, plus $7.95 per share in shares of the common stock of a new entity to be established to serve as the parent entity of the combined company, New Parent. Upon completion of the acquisition, each issued and outstanding share of TiVo’s stock would be converted to the right to receive the total consideration, with the number of shares of New Parent common stock to be issued to be based on the average stock price of Rovi over a mutually agreed period leading up to the consummation of the transaction. In addition, the parties agreed that Rovi would seek to retain the key members of TiVo’s management and technical teams, and that Rovi would finance the cash portion of the consideration with cash on hand.

On March 27, 2016, TiVo made available a virtual dataroom with legal and business diligence information to Rovi and its advisors, and, on March 28, 2016, Rovi made available a virtual dataroom with legal and business diligence information to TiVo and its advisors. From March 27, 2016 through April 27, 2016, the parties conducted business due diligence investigations with respect to each other’s business, legal, regulatory, technology and other matters and held discussions concerning their respective businesses and prospects and the potential synergies and commercial benefits that could result from a potential transaction.

From March 27, 2016 through April 27, 2016, the Rovi board conducted numerous meetings with representatives from Cooley and Evercore to discuss transaction developments with TiVo, the diligence conducted thus far and initial assessments of the potential transaction based on materials provided to the Rovi board. After due diligence started on March 27, 2016, Rovi also engaged Ropes & Gray LLP, and TiVo also engaged Irell & Manella LLP, to assist with conducting diligence with respect to intellectual property matters in connection with the proposed transaction.

On March 29, 2016, representatives of Rovi and TiVo management and their advisors met in Palo Alto, California to commence a series of due diligence and reverse due diligence meetings and telephone discussions that continued through the remainder of March and throughout April. During this period, representatives of TiVo and Rovi and their advisors also negotiated various terms and conditions and provisions in the proposed form of merger agreement.

On March 29 and 30, 2016, representatives of Rovi and TiVo held meetings covering, among other topics, general due diligence on TiVo, TiVo products and services, TiVo business outlook, infrastructure and operations, supply chain, finance and accounting, corporate records, and legal and insurance matters, and reverse due diligence on Rovi and its business, covering Rovi’s organization, products and financials. Representatives of Rovi and TiVo held additional meetings on March 31, 2016 to further discuss the foregoing topics, and continued reverse due diligence on Rovi’s products, revenue and expenses and customers. The TiVo and Rovi teams further discussed the assumptions related to cost synergies, with plans to further validate these assumptions as the due diligence work progressed.

On March 31, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided an update on the status of due diligence pertaining to a strategic transaction with Rovi, including a discussion of upcoming activities relating to Rovi’s renewals and next steps in the process, and the board approved a cash bonus pool of $1.5 million to be allocated by Mr. Chopra among certain TiVo employees who would be critical to completion of the due diligence and negotiation efforts but whose employment would likely be terminated following the closing of the potential transaction with Rovi, with 50% of each recipient’s award to paid promptly upon closing of a transaction, and 50% of the award to be paid the earlier of six months after closing of a transaction, or termination of the employee’s employment other than for cause, disability or good reason, as defined in the employee’s change of control agreement with TiVo.

On April 1, 2016, Rovi sued Comcast, Inc., alleging patent infringement. On the same day, Rovi announced that it had agreed to a standstill with DISH Network and EchoStar Corporation, during which the parties agreed not to pursue litigation against each other in order to allow discussions to continue with respect to the possible extension of their license agreement. Following these announcements, the price of shares of Rovi’s common stock closed at $17.40, down 15.2% from the prior day’s close.

During the week of April 4, 2016, due diligence and reverse due diligence meetings and telephone conferences continued between representatives of Rovi and TiVo. Meetings that week included reverse due diligence by representatives of TiVo management on Rovi’s intellectual property and products and due diligence by representatives of Rovi management on TiVo’s IT infrastructure and tax provisions.

On April 7, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided an update on the status of due diligence pertaining to a potential strategic transaction with Rovi, including a discussion of Rovi’s recent litigation and the status of Tier 1 customer renewals. The TiVo board discussed an inquiry from an individual affiliated with a private equity fund made to Mr. Moloney. This individual, who had been interviewed for the Company’s CEO position, inquired whether the Company would be interested in engaging in discussions regarding a potential transaction, but did not make any specific proposal. TiVo’s board considered the potential synergies in a transaction with a strategic buyer, how difficult it would be for a private equity buyer to match this potential value, the fact that the inquiry did not include the express backing of the private equity fund, the low likelihood that the private equity fund or any private equity fund could deliver stockholder value superior to that proposed by Rovi, and the time and distraction associated with engaging with this individual, and the TiVo board determined not to engage with this individual. The board also discussed certain topics relating to the proposed transaction with Rovi, including certain terms included in the proposed draft of the merger agreement, and related employee compensation matters.

On April 11, 2016, Rovi’s board met, with members of management, representatives of Cooley and representatives of Evercore. Mr. Carson and other members of management presented an update on the status of due diligence efforts and synergy analysis, along with transaction status and negotiations. Mr. Carson also noted that the Company was assessing a recommendation to adopt a net operating loss (“NOL”) rights plan for the protection of Rovi’s NOL tax assets.

On April 14, 2016, TiVo’s board met in person for an interim update on the status of the proposed transaction and negotiations, with representatives of LionTree and Skadden in attendance. The board also interviewed the final candidates for the Chief Executive Officer position. Mr. Chopra provided an update on the status of due diligence, including a discussion of confirmed assumptions and expectations, potential issues based on diligence findings, combined company scale, Rovi customer and revenue expectations, synergies, products, financial model and operating cases, intellectual property diligence and litigation, the likelihood of Rovi completing Tier 1 customer renewals, key merger agreement terms, and timing considerations. The representatives of LionTree discussed with the board certain preliminary financial analyses related to the Rovi proposal. After discussion, the representatives of LionTree left the meeting, and Mr. Carson joined the meeting. Mr. Carson reported on Rovi’s various businesses and accomplishments during the past several years, including acquisitions and restructuring efforts and intellectual property licensing, and discussed his vision for the combined company, new product offerings, management, and board composition. Mr. Carson also discussed the likelihood of completion of certain intellectual property license renewal discussions, and a potential transaction timeline, after which Mr. Carson left the meeting. A representative of Skadden then gave a presentation on the board’s fiduciary duties in considering the proposed transaction with Rovi, and reported on various issues with respect to the merger agreement being negotiated. A discussion ensued, after which the board met in executive session and discussed the risks associated with continuing as a standalone entity, the risks and opportunities associated with hiring a new Chief Executive Officer, and the risks associated with the proposed transaction with Rovi, including the risks associated with customer renewals and the presentation by Mr. Carson. At the conclusion of the discussion, the consensus of the board was to continue negotiating with Rovi, and to discuss the matter further at the next board meeting. Five of the directors recommended continuing discussions with Rovi and Mr. Cella and Mr. Yoffie did not, although there was no formal vote taken.

On April 15, 2016, Mr. Chopra and Mr. Carson met in person to discuss the outcomes from the meeting with TiVo’s board and the remaining issues to resolve in connection with the potential transaction.

On April 19, 2016, Rovi’s board met, with members of management, representatives of Cooley and a representative of Evercore. Mr. Carson and other members of management presented an update on the status of transaction discussions and negotiations to date, due diligence efforts and preliminary findings, synergies analysis, the status of open items being negotiated in the merger agreement, and upcoming key timing milestones. The representatives of Evercore also reviewed a preliminary valuation analysis supporting the fairness opinion Evercore was preparing to deliver at such time as the board considered approval of the transaction, and the board further discussed the adoption of an NOL rights plan to protect Rovi’s NOL tax assets based on management’s tax analysis thereof.

On April 23, 2016, Rovi’s board met, with members of management, representatives of Cooley and a representative of Evercore. Mr. Carson and other members of management presented an update on the status of transaction discussions and negotiations to date, due diligence efforts and findings, retention plans being evaluated, and ongoing synergies analyses. The representatives of Cooley also reviewed the key terms of, and open issues being negotiated in, the merger agreement, and the representatives of Evercore and Cooley reviewed a draft form of NOL rights plan and rights agreement consistent with the previous discussions and management’s recommendation thereof. The representative of Evercore also reviewed a preliminary valuation analysis supporting the fairness opinion Evercore was preparing to deliver at such time as the board considered approval of the transaction.

On April 25, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided an update on the status of due diligence pertaining to the potential strategic transaction with Rovi, including a discussion of the status of Rovi’s intellectual property renewals and open items in the merger agreement. A representative of LionTree also discussed with the board certain preliminary financial analyses related to the Rovi proposal and an update on the due diligence process, including the status of certain intellectual property license renewals, and discussed certain preliminary financial analyses related to valuation, transaction consideration sensitivities and cost synergies.

On April 27, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided an update on the status of due diligence and negotiations pertaining to the potential transaction with Rovi, including with respect to Rovi’s and TiVo’s business operations during the period between signing and closing.

On April 26 and 27, 2016, Rovi’s board met, with members of management, a representative of Cooley and, for portions of the meetings, representatives of Evercore. Mr. Carson and other members of management presented an update on the status of transaction discussions and negotiations to date, retention plan discussions, due diligence efforts and findings, and ongoing synergies analysis. The representatives of Cooley, along with members of management, also reviewed open issues being negotiated in the merger agreement.

On April 28, 2016, the Rovi board met, with members of management and representatives of Cooley and Evercore, to discuss the terms of the proposed transaction and the merger agreement and the developments since the previous day. Together with management, Cooley and Evercore, the Rovi board reviewed the results of management’s financial and legal due diligence analysis and the terms of the proposed transaction. Members of Rovi’s management updated the Rovi board on the negotiations with TiVo since the previous Rovi board meeting and representatives of Cooley, together with management, reviewed with the Rovi board the material terms of the merger agreement. Representatives of Cooley also reviewed the final terms of the proposed NOL rights plan and the related charter provisions of the new parent company proposed in connection with the merger, as well as a proposal that Rovi adopt a forum selection amendment to its bylaws. Representatives of Evercore discussed Evercore’s financial analyses of the Rovi Exchange Ratio (as defined below). Following discussion, representatives of Evercore rendered the oral opinion of Evercore, which was subsequently confirmed in writing on the same day, that, as of April 28, 2016, and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the Rovi Exchange Ratio (as defined below) was fair, from a financial point of view, to Rovi’s common stockholders (with no opinion expressed as to Rovi subsidiaries and certain other Rovi-affiliated holders and holders who are entitled to and properly demand an appraisal of their shares of Rovi common stock). The Evercore opinion is more fully described under the section— “The Mergers—Opinion of Financial Advisor to Rovi” beginning on page 120. Following extensive discussion of all of the foregoing by the Rovi board, the Rovi board approved the NOL rights plan, the forum selection amendment to Rovi’s bylaws, the merger agreement and the consummation of the Rovi merger upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the merger agreement, the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders, directed that the merger agreement be submitted to the stockholders of Rovi for adoption, recommended that Rovi’s stockholders adopt the merger agreement and declared that the merger agreement is advisable.

On April 28, 2016, TiVo’s board held a meeting, with representatives of LionTree and Skadden in attendance. Mr. Chopra provided an update on the status of due diligence pertaining to a potential strategic transaction with Rovi, including proposed resolution of the issues discussed with the board on April 27, 2016 with respect to Rovi’s and TiVo’s business operations during the period between signing and closing. Questions were asked, and a full discussion ensued, including a discussion of remaining open issues and process, as well as consideration of remaining independent and selecting a new Chief Executive Officer. Representatives of LionTree then reviewed certain financial analyses undertaken by LionTree related to the proposed transactions. LionTree also delivered LionTree’s oral opinion, subsequently confirmed in writing by delivery of LionTree’s written opinion dated April 28, 2016, to the TiVo board that, as of such date, the TiVo merger consideration to be received by the holders of TiVo’s common stock (for purposes of such opinion and this summary, other than Rovi and its affiliates and other than the TiVo excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. The number of issued and outstanding shares of TiVo common stock (other than any treasury shares), together with a portion of the equity awards that may be entitled to merger consideration, in each case provided to LionTree by the management of TiVo and approved for LionTree’s use by TiVo, formed the basis for the share count used by LionTree in performing its fairness analysis. The LionTree opinion is more fully described under the section— “The Mergers—Opinion of Financial Advisor to TiVo” beginning on page 107. A representative of Skadden then described the material terms of the proposed merger agreement between TiVo and Rovi, and reported on any changes to terms previously discussed, and a proposal that TiVo adopt a forum selection amendment to its bylaws, and discussion ensued. Following extensive discussion of all of the foregoing by the TiVo board, the TiVo board, by majority vote, approved the bylaw amendment, and approved the merger agreement and the consummation of the proposed merger upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the merger agreement, the TiVo merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, TiVo and its stockholders, directed that the merger agreement be submitted to the stockholders of TiVo for adoption, recommended that TiVo’s stockholders adopt the merger agreement and declared that the merger agreement is advisable. Such majority of the members of the TiVo board (comprised of Mr. Aquino, Mr. Hinson, Mr. Moloney, Mr. Rogers, and Ms. Webb) then determined that the transactions contemplated by the merger agreement were advisable and in the best interests of TiVo and its stockholders, approved the merger agreement and recommended that TiVo stockholders vote in favor of adopting the merger agreement. Mr. Cella and Mr. Yoffie voted against approving the merger agreement. Mr. Cella and Mr. Yoffie opposed these resolutions, because they preferred the alternative of remaining a stand-alone public company, hiring one of several chief executive officer candidates interviewed by TiVo’s board, and allowing the new CEO to develop and pursue a new strategic growth and cost cutting plan that could be more attractive than the transactions contemplated by the merger agreement, as well as their beliefs that the consideration to be paid to holders of TiVo common stock was too low in light of the potentially negative factors outlined on page 106. The rest of the TiVo board also considered and discussed these factors and reached a different conclusion. The reasons that supported the TiVo board’s decision to enter into the merger agreement and consummate the TiVo merger, and a variety of risks and other countervailing factors that the TiVo board considered, are summarized in the section titled “Recommendation of the TiVo Board; TiVo’s Reasons for the Merger” beginning on page 102.

Each of Rovi, TiVo, Parent and the Merger Subs executed and delivered the merger agreement, effective as of April 28, 2016. On the morning of April 29, 2016, prior to the open of markets, TiVo and Rovi publicly announced the transaction via press release and a subsequent joint conference call including, among others, Mr. Carson and Mr. Chopra.

Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger

At a meeting held on April 28, 2016, a majority of the members of the TiVo board approved the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the TiVo merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, TiVo and its stockholders, directed that the merger agreement be submitted to TiVo stockholders for adoption, recommended that TiVo stockholders adopt the merger agreement and declared that the merger agreement is advisable. ACCORDINGLY, THE TIVO BOARD RECOMMENDS THAT TIVO STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT.

As described above under “—Background of the Mergers,” the TiVo board, in evaluating the proposed merger and the merger agreement, consulted with TiVo’s management and legal and financial advisors and, in reaching its decision at its meeting on April 28, 2016 to approve the merger agreement and the transactions contemplated thereby, considered a variety of factors weighing positively and negatively in connection with the TiVo merger. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the TiVo board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The TiVo board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of TiVo’s reasons for the TiVo merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Concerning Forward-Looking Statements.”

The reasons in favor of the merger considered by the TiVo board include, but are not limited to, the following:

•	the fact that the proposed consideration to be received by the holders of TiVo common stock of $2.75 in cash and $7.95 in shares of New Parent common stock per share of TiVo common stock (subject to adjustment under the two-way collar mechanism) represented a significant premium over the market price at which TiVo’s common stock traded prior to the announcement of the execution of the merger agreement with Rovi dated April 28, 2016 – specifically, based upon the closing price of Rovi’s common stock on April 28, 2016, the last trading day prior to the announcement of the merger agreement with Rovi, the consideration represents an approximate premium of:

•	39.7% based on the closing price per share of TiVo common stock of $7.66 on March 23, 2016, the last full trading day prior to publication of press reports that TiVo was rumored to be in discussions with Rovi regarding a possible transaction;

•	33.9% based on the average closing price per share of TiVo common stock of $7.99 over the 90 trading day period ending March 23, 2016; and

•	54.1% to TiVo’s enterprise value, based on the average closing price per share of $7.99 over the 90-day trading period ending March 23, 2016, assuming $230.0 million of outstanding indebtedness and $514.0 million of cash, cash equivalents and short-term investments on TiVo’s balance sheet, in each case, as of January 31, 2016, as adjusted to reflect a subsequent use of cash to repay certain indebtedness;

•

the fact that the consideration to be paid in the TiVo merger is subject to a two-way collar mechanism, under which there will be adjustment to the amount of cash and shares of New Parent common stock payable per share of TiVo common stock based on the volume-weighted average trading price of the

Rovi common stock on the NASDAQ over the 15 day period ending on (and including) the third trading day prior to closing, which we refer to as the average Rovi stock price, including:

•	the fact that, under the two-way collar mechanism, the value to TiVo stockholders, measured in cash and average Rovi stock price, will not decrease if the average Rovi stock price declines between the signing of the merger agreement and the end of the measurement period for determining the average Rovi stock price, except to the extent any such decline results in an average Rovi stock price of less than $16.00 per share;

•	the fact that, under the two-way collar mechanism, if the average Rovi stock price is between $16.00 and $18.71 per share, Rovi has the option, at its discretion, to increase the amount of cash consideration up to a maximum amount of $3.90 per share in lieu of adjusting the exchange ratio above what the exchange ratio would have been were the average Rovi stock price $18.71 per share, while maintaining the total consideration of $10.70 per share, measured in cash and average Rovi stock price; and

•	the fact that, under the two-way collar mechanism, the value to TiVo stockholders, measured in cash and average Rovi stock price, will not increase if the average Rovi stock price increases between the signing of the merger agreement and the end of the measurement period for determining the average Rovi stock price, except to the extent any such increase results in an average Rovi stock price in excess of $25.00 per share;

•	the belief of TiVo’s board that the TiVo merger is more favorable to TiVo’s stockholders than the potential value that might result from the other alternatives reasonably available to TiVo, including the alternative of remaining a stand-alone public company and other strategies that might be pursued as a stand-alone public company;

•	the fact that a substantial portion of the transaction consideration is comprised of shares of New Parent common stock, so TiVo’s stockholders will participate in any future share price appreciation of the combined company, and potential cost synergies created by the transaction, including:

•	the opportunity for TiVo stockholders to participate in value creation through the realization of up to $100 million in identified cost synergies, as estimated by TiVo management through discussions with Rovi;

•	the importance of achieving scale to support both TiVo’s consumer products business and the growing service provider business, and the opportunity for TiVo stockholders to participate in a larger more diversified TV software, data and analytics, and IP licensing business and IP portfolio with a substantially broader customer base with significantly greater scale and diversified revenue streams and profitability; and

•	enhanced opportunity to participate in other industry consolidation scenarios in the TV and video technology and licensing arena over a period of time through participation in a larger entity;

•	the fact that the portion of the consideration received in the form of shares of New Parent common stock in exchange for shares of TiVo common stock pursuant to the TiVo merger is not expected to be a taxable transaction for U.S. federal income tax purposes (see “The Mergers—Material United States Federal Income Tax Consequences”);

•	the risks and uncertainties associated with maintaining TiVo’s existence as an independent company, including the risks and uncertainties with respect to:

•	achieving its growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and in the media and electronics industries specifically;

•	the risk factors set forth in TiVo’s Form 10-K for the fiscal year ended January 31, 2016 and subsequent reports filed with the SEC;

•	the inherent uncertainty of attaining management’s internal financial projections, including those set forth under the heading “—Certain Financial Forecasts—Financial Forecasts by TiVo,”

including the fact that TiVo’s actual financial results in future periods could differ materially and adversely from the projected results;

•	the financial impact of the conclusion of material existing IP licensing revenue streams in calendar year 2018 related to DVR settlements and TiVo’s TimeWarp patent that contributes materially to profitability of TiVo;

•	uncertainties regarding TiVo’s future IP monetization strategy;

•	uncertainties related to TiVo’s ongoing search for a new chief executive officer;

•	uncertainties around the long-term opportunities in the consumer sector and related revenue opportunities and the growth of various emerging TiVo businesses; and

•	the risks posed by ongoing consolidation among several of TiVo’s large service provider customers and the potential for that consolidation to limit future market opportunity for TiVo;

•	information and discussions with TiVo management regarding Rovi’s business, assets, results, current business strategy and prospects, and the risks and uncertainties associated with Rovi’s business, including the risk factors set forth in Rovi’s Form 10-K for the fiscal year ended December 31, 2015 and subsequent reports filed with the SEC;

•	the fact that TiVo conducted a thorough process of exploring its strategic alternatives over approximately 17 months, including consideration by TiVo’s board of a list of 12 other parties that could potentially be interested in a strategic transaction, that resulted in a determination that there was a low likelihood that any of such potential strategic acquirors would be willing to match the value being offered by Rovi, and the lack of interest from other strategic parties after the publication of press reports on March 24, 2016 that TiVo was rumored to be in discussions with Rovi regarding a possible transaction;

•	the fact that representatives of TiVo were told by one prominent financial advisor that strategic options may be limited, and by another that the more likely potential acquirers of TiVo were not in a position to make a large, dilutive software acquisition in the reasonably foreseeable future;

•	the negotiation process with Rovi, which was conducted at arm’s length, and the fact that TiVo’s lead independent director, senior management and its legal and financial advisors were directly involved throughout the negotiations and updated TiVo’s board directly and regularly;

•	the fact that the price proposed by Rovi reflected extensive negotiations between TiVo and Rovi and their respective advisors over an extended period of time;

•	TiVo’s board’s and management’s belief that the price proposed by Rovi is the highest price Rovi would pay;

•	the oral opinion delivered by LionTree to TiVo’s board on April 28, 2016 (which was subsequently confirmed in writing by the delivery of LionTree’s written opinion dated April 28, 2016), as to the fairness, from a financial point of view, as of such date, to the holders of TiVo common stock of the consideration to be paid for such shares of TiVo common stock (for purposes of such opinion and this summary, other than any such shares held by Rovi and its affiliates, and other than the TiVo excluded shares) pursuant to the merger agreement, which was based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion (you are urged to read LionTree’s written opinion, which is set forth in its entirety in Annex C, and the description of the opinion and the related financial analyses presented by LionTree as described above under the heading “The Mergers—Opinion of Financial Advisor to TiVo” beginning on page 107);

•	TiVo’s board’s belief that the TiVo merger will likely be consummated, based on, among other factors, the absence of any financing condition to consummation of the TiVo merger;

•	TiVo’s board’s assessment that Rovi has adequate financial resources to pay the aggregate merger consideration, including the fact that the cash consideration is expected to be financed from cash on hand in the combined company, and Rovi’s representations and covenants contained in the merger agreement;

•	TiVo’s board’s expectations regarding the anticipated timing of the consummation of the mergers;

•	the terms and conditions of the merger agreement and related transaction documents, in addition to those described above, including:

•	the limited and otherwise customary conditions to the parties’ obligations to complete the mergers, including the commitment by Rovi to obtain the applicable regulatory clearance and assume the risks related to certain conditions and requirements that may be imposed by regulators in connection with securing such clearance, in addition to the absence of a financing condition;

•	the requirement that consummation of the TiVo merger is conditioned on the need for approval by TiVo stockholders, and thus will occur only if TiVo stockholders agree the transaction is in the best interests of TiVo;

•	TiVo’s ability to seek to specifically enforce Rovi’s obligations under the merger agreement, including Rovi’s obligations to consummate the merger;

•	TiVo’s ability to seek damages in the event of fraud or a willful breach by Rovi of its obligations under the merger agreement;

•	TiVo’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding an acquisition proposal that is, or would reasonably be expected to lead to, a superior proposal;

•	TiVo’s ability, subject to certain conditions, to terminate the merger agreement in order to accept a superior proposal, subject to paying or causing to be paid to Rovi the termination fee of up to $36.6 million, which TiVo’s board determined, after discussion with its legal and financial advisors, to be reasonable in light of, among other things:

•	the benefits of the TiVo merger to TiVo’s stockholders;

•	the lengthy negotiations between TiVo and Rovi, including multiple proposals and counter-proposals made by each of TiVo and Rovi;

•	the fact that no other potentially interested party engaged during the period after press reports on March 24, 2016 of discussions between TiVo and Rovi with respect to a strategic transaction;

•	the typical size of such fees in similar transactions;

•	the fact that Rovi is obligated to pay TiVo a termination fee of up to $36.6 million if the merger agreement is terminated under certain circumstances; and

•	the belief that a fee of such size would not preclude or unreasonably restrict the emergence of alternative transaction proposals;

•	the ability of TiVo’s board, subject to certain conditions, to change its recommendation supporting the TiVo merger in response to an intervening event, regardless of the existence of a competing or superior acquisition proposal, to the extent TiVo’s board determines that such action is necessary to comply with its fiduciary duties to TiVo’s stockholders under applicable law;

•	the customary nature of the other representations, warranties and covenants of TiVo in the merger agreement; and

•	the fact that the financial and other terms and conditions of the merger agreement minimize, to the extent reasonably practical, the risk that a condition to closing of the TiVo merger would not be satisfied and also provide a reasonable level of flexibility to operate TiVo’s business during the pendency of the merger; and

•	the availability of appraisal rights under Section 262 to holders of TiVo common stock who do not vote in favor of the TiVo merger proposal and who comply with all of the required procedures under Section 262, which provides those eligible stockholders with an opportunity to have the Delaware Court of Chancery determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the merger agreement.

TiVo’s board also considered a variety of potentially negative factors in its deliberations concerning the merger agreement, and the TiVo merger, including the following (not in relative order of importance):

•	the fact that the transaction is not all cash, which precludes TiVo’s stockholders from enjoying certainty of value for their shares of TiVo common stock;

•	the fact that capital markets broadly, and the TiVo and Rovi stock prices, specifically, have been highly volatile recently due to concerns about license renewals, recent earnings results and outlook, which may result in fluctuations in the value of the portion of the consideration to TiVo’s stockholders to be paid in New Parent common stock, notwithstanding the two-way collar mechanism;

•	the impact that cross licenses may have on the licensing opportunities of the combined companies;

•	the fact that, under the two-way collar mechanism, the value to TiVo stockholders, measured in cash and average Rovi stock price, will not increase as the average Rovi stock price increases, except to the extent any such increase results in an average Rovi stock price in excess of $25.00 per share;

•	the fact that, under the two-way collar mechanism, if the average Rovi stock price is between $16.00 and $18.71 per share, Rovi has the option, at its discretion, to increase the amount of cash consideration, up to a maximum amount of $3.90 per share, in lieu of adjusting the exchange ratio above what the exchange ratio would have been were the average Rovi stock price $18.71 per share, while maintaining the total consideration of $10.70 per share, measured in cash and average Rovi stock price;

•	the fact that, under the two-way collar mechanism, if the average Rovi stock price is less than $16.00 per share, the implied value to TiVo stockholders of the TiVo merger consideration will be less than $10.70 per share, measured in cash and average Rovi stock price;

•	the fact that, under the two-way collar mechanism, if the average Rovi stock price is less than $16.00 per share, Rovi has the option, at its discretion, to fix the exchange ratio at either 0.4969 or the exchange ratio that Rovi would have selected were the average Rovi stock price greater than or equal to $16.00 and less than $18.71 per share, which decision will affect the value of the total consideration, measured in cash and average Rovi stock price;

•	the fact that the cash portion of the consideration received in exchange for shares of TiVo common stock pursuant to the TiVo merger is expected to be taxable for U.S. federal income tax purposes (see “The Mergers—Material United States Federal Income Tax Consequences”);

•	the status, timing and potential outcomes of Rovi’s Tier 1 IP renewals;

•	the pro forma leverage of the combined company;

•	the risks and costs to TiVo if the TiVo merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	that TiVo is obligated to pay Rovi a termination fee of up to $36.6 million if the merger agreement is terminated under certain circumstances, which TiVo’s board believes, after consulting with its legal and financial advisors, would not preclude competing offers following the announcement of the transaction;

•	that the TiVo merger is conditioned on the expiration or termination of the waiting period under the HSR Act, and, therefore, the TiVo merger may not be completed in a timely manner or at all;

•	the risk that the TiVo merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, including the possibility that conditions to the parties’ obligations to complete the TiVo merger may not be satisfied and the potential resulting disruptions to TiVo’s and Rovi’s business;

•	the risk that an insufficient number of shares of Rovi common stock may be voted to approve the Rovi merger proposal;

•	the risk that an insufficient number of shares of TiVo common stock may be voted to approve the TiVo merger proposal;

•	the merger agreement’s restrictions on the conduct of TiVo’s business prior to the completion of the TiVo merger, generally requiring TiVo to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent TiVo from undertaking business opportunities that may arise pending completion of the TiVo merger;

•	the fact that TiVo is prohibited from making stock repurchases prior to the consummation of the TiVo merger;

•	the fact that TiVo’s executive officers and directors may have, and LionTree may have, interests in the transactions contemplated by the merger agreement that are different from, or in addition to, those of TiVo’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the merger agreement, as more fully described under the heading “The Mergers—Interests of Officers and Directors in the Mergers—Interests of TiVo Directors and Executive Officers in the Merger” and “The Mergers—Opinion of Financial Advisor to TiVo—Other Matters”;

•	the fact that significant customers or potential customers may defer or cancel projects with TiVo as a result of the transaction, particularly where Rovi conducts intellectual property licensing or litigation activities with respect to TiVo customers;

•	the fact that key executives could leave as a result of the transaction;

•	the fact that the combined company may not be able to realize the anticipated cost synergies;

•	the fact that TiVo has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the TiVo merger is consummated; and

•	the fact that the transaction would foreclose the alternative of remaining a stand-alone company and other strategies that might be pursued as a stand-alone public company, including to pursue a new strategic plan with a new chief executive officer.

After considering the foregoing potentially positive and potentially negative factors, TiVo’s board concluded that the potential benefits of the merger agreement and the TiVo merger outweighed the risks and other potentially negative factors associated with the merger agreement and the TiVo merger. The TiVo board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion addresses the material information and factors that the TiVo board reviewed in its consideration of the mergers.

Opinion of Financial Advisor to TiVo

Opinion of LionTree Advisors LLC

On April 28, 2016, at a meeting of the TiVo board, LionTree Advisors LLC, which we refer to as LionTree, rendered an oral opinion to the TiVo board (which was subsequently confirmed in writing by delivery of LionTree’s written opinion dated April 28, 2016), as to the fairness, from a financial point of view, as of such date, to the holders of TiVo common stock of the consideration to be paid for such shares of TiVo common stock (for purposes of such opinion and this summary, other than (i) any such shares held by TiVo, TiVo Merger Sub or any wholly owned subsidiary of TiVo, (ii) any such shares properly subject to demand for appraisal, (iii) any treasury shares, and (iv) any such shares held by Rovi and its affiliates, which we refer to collectively as the excluded parties) pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was provided to the TiVo board and only addressed the fairness, from a financial point of view, to the holders of TiVo common stock (other than the excluded parties) of the consideration to be received by such stockholders pursuant to the merger agreement (without giving effect to any impact of the transactions contemplated by the merger agreement (which we refer to collectively as the transaction) on any particular stockholder of TiVo other than in its capacity as a holder of TiVo common stock). The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the transaction or any other matter.

In arriving at its opinion, LionTree, among other things:

•	reviewed a draft of the merger agreement dated April 28, 2016;

•	reviewed certain publicly available business and financial information relating to TiVo and Rovi;

•	reviewed certain historical financial information and other data relating to TiVo and Rovi that were provided to LionTree by the management of TiVo and Rovi, respectively, approved for LionTree’s use by TiVo, and not publicly available;

•	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of TiVo that were provided to LionTree by the management of TiVo, approved for LionTree’s use by TiVo, and not publicly available, including financial forecasts and estimates for the fiscal years ending January 31, 2017 through January 31, 2021, prepared by the management of TiVo;

•	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of Rovi that were provided to LionTree by the management of Rovi as well as TiVo, approved for LionTree’s use by TiVo, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2016 through December 31, 2019, prepared by the management of Rovi as well as TiVo;

•	reviewed certain estimates of cost savings, costs to achieve cost savings and synergies, and severance costs, in each case, for the fiscal years ending December 31, 2016 through December 31, 2019, prepared by the management of TiVo in consultation with Rovi and approved for LionTree’s use by TiVo (which we refer to collectively as the transaction effects);

•	conducted discussions with members of the senior management of TiVo concerning the business, operations, historical financial results, and financial prospects of TiVo and Rovi, the transaction effects, and the transaction;

•	reviewed current and historical market prices of TiVo common stock and Rovi common stock;

•	reviewed and compared data regarding the premiums paid in certain other transactions;

•	reviewed certain financial and stock market data of TiVo and Rovi and compared that data with similar data for certain other companies;

•	reviewed certain pro forma effects relating to the transaction prepared by management of TiVo and approved for LionTree’s use by TiVo; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with its review, with TiVo’s consent, LionTree assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by it for the purpose of its opinion. In addition, with TiVo’s consent, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of TiVo, Rovi, New Parent, or any of their respective subsidiaries nor was LionTree furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, transaction effects, and pro forma effects referred to above, which we refer to collectively as the Forecasts, LionTree assumed, with TiVo’s consent and based on advice of management of TiVo, that each had been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of TiVo as to the future financial performance of TiVo and Rovi (including the transaction effects and pro forma effects). In addition, LionTree assumed that the Forecasts referred to above would be achieved at the times and in the amounts projected. LionTree expressed no opinion with respect to such Forecasts (including any transaction effects or pro forma effects). LionTree assumed, with the consent of the TiVo board, that the transaction will have the tax consequences contemplated by the merger agreement, including that the transaction will not result in an ownership change (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) with respect to Rovi. LionTree’s opinion did not address any legal, regulatory, taxation or accounting matters, and LionTree assumed the accuracy and veracity of all assessments made by TiVo’s professional advisors with respect to legal, regulatory, taxation, and accounting matters. LionTree’s opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to LionTree as of, the date thereof and its opinion speaks only as of the date thereof.

In rendering its opinion, LionTree assumed, with the consent of the TiVo board, that except as would not be any way meaningful to LionTree’s analysis (i) the final executed form of the merger agreement would not differ from the draft that LionTree reviewed, (ii) the representations and warranties of the parties to the merger agreement, and the related transaction documents, were true and correct, (iii) the parties to the merger agreement, and the related transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the merger agreement and the related transaction documents and (iv) the transaction will be consummated in accordance with the terms of the merger agreement and related transaction documents, without any waiver or amendment of any term or condition thereof. LionTree also assumed, with the consent of the TiVo board, that all governmental, regulatory or other third-party consents and approvals necessary for the consummation of the transaction or otherwise contemplated by the transaction will be obtained without any adverse effect on TiVo, Rovi or New Parent or on the expected benefits of the transaction in any way meaningful to LionTree’s analysis. Further, LionTree assumed that TiVo’s outstanding 2.00% convertible notes due 2021 will be redeemed for cash in accordance with their terms and without converting into TiVo common stock, and the related hedges will be unwound without costs that in any way would be meaningful to LionTree’s analysis.

LionTree’s opinion was provided solely for the benefit of the TiVo board (in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transaction or any other matter.

LionTree’s opinion did not address the relative merits of the transaction as compared to other business strategies or transactions that might be available to TiVo, TiVo’s underlying business decision to engage in the transaction, or whether the consideration to be received by the stockholders of TiVo pursuant to the merger agreement represents the best price obtainable. In connection with LionTree’s engagement, LionTree was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, TiVo or any other alternative transaction. LionTree expressed no view as to, and its opinion did not address, the solvency of TiVo or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. LionTree was not asked to, nor did LionTree, offer any opinion as to the terms (other than the consideration to the extent expressly specified therein) of the merger agreement or any related documents or the form of the transaction or any related transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of TiVo, Rovi or New Parent, or of any of their respective affiliates. LionTree was not asked to, nor did LionTree, offer any opinion with respect to any ongoing obligations of TiVo, Rovi or New Parent, or of any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise, contained in any agreement related to the transaction or under applicable law), any allocation of the consideration (or any portion thereof), or the fair market value of TiVo, Rovi, New Parent, TiVo common stock, Rovi common stock, or New Parent common stock. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the transaction, any excluded parties, or any class of such persons, whether relative to the consideration or otherwise. LionTree expressed no opinion as to what the value of New Parent common stock will be when issued pursuant to the transaction or the prices at which New Parent common stock, Rovi common stock, or TiVo common stock will trade at any time.

In preparing its opinion to the TiVo board, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of the parties to the merger agreement, such as the impact of competition on the business of the parties and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the parties or the proposed transaction, and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments, and informed assumptions. The estimates contained in TiVo’s Forecasts and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the parties. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the TiVo board in connection with its evaluation of the transaction and was only one of many factors considered by the TiVo board in evaluating the transaction. Neither LionTree’s opinion nor its analyses were determinative of the consideration or of the views of the TiVo board or management with respect to the transaction or the consideration. The type and amount of consideration payable in the transaction were determined through negotiation between TiVo and Rovi, during which LionTree provided advice to TiVo, and the decision to enter into the merger agreement was solely that of the TiVo board. LionTree did not, however, recommend any specific type or amount of consideration to TiVo or the TiVo board, nor did it recommend that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

The following is a summary of the material analyses performed by LionTree in connection with LionTree’s presentation to the TiVo board and opinion rendered on April 28, 2016. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•	equity value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding restricted stock awards, and outstanding vested and unvested options, warrants, and other convertible securities, based on the treasury stock method), based on the relevant company’s closing stock price;

•	enterprise value (or EV), calculated as the relevant company’s equity value plus net debt (calculated as outstanding indebtedness, preferred stock, and capital lease obligations minus the amount of cash and cash equivalents on its balance sheet);

•	for TiVo, Adjusted enterprise value (or Adjusted EV), calculated as the enterprise value less future guaranteed licensing payments treated as cash, based on a discount rate determined as set forth below;

•	for TiVo, Adjusted EBITDA, calculated as earnings before interest, taxes, depreciation and amortization, including non-cash licensing income and adjusted for stock-based compensation expense, transition and restructuring costs, and earn-out-related costs from TiVo’s acquisition of Cubiware. Adjusted EBITDA figures for fiscal 2017 and 2018 exclude certain one-time litigation costs estimated at $16.4 million and $15.0 million, respectively;

•	for TiVo, Adjusted EBITDA (Excluding Non-Cash Licensing Income), calculated as Adjusted EBITDA (excluding certain litigation expenses), less non-cash licensing income received from EchoStar, AT&T, Verizon, Cisco and Google/Motorola Mobility for which cash payments have been previously received, which represents the ongoing business excluding non-cash licensing revenue;

•	for TiVo, Adjusted Cash EBITDA, calculated as Adjusted EBITDA, excluding non-cash licensing income and non-cash deferred revenue amortization from TiVo owned and service provider term subscriptions that were paid up front in the past and where revenues are recognized in the future, and non-cash non-recurring engineering costs that were incurred in the past, including certain one-time litigation expenses of $16.4 million and $15.0 million in fiscal 2017 and 2018, respectively. Adjusted Cash EBITDA does not include new prospective deferred revenue related to TiVo owned and service provider term subscriptions less new deferred non-recurring engineering costs during the projection period which were, however, reflected as changes in working capital for purposes of LionTree’s discounted cash flow analysis;

•	for TiVo, Adjusted Net Income (Excluding Non-Cash Licensing Income), calculated as Adjusted EBITDA less non-cash licensing income, less depreciation and amortization expense, less transition and restructuring costs, less earn-out related costs from TiVo’s acquisition of Cubiware, less net interest expense and less estimated cash taxes and excludes stock-based compensation. The calculation of Adjusted Net Income (Excluding Non-Cash Licensing Income) assumes no cash tax effect from the exclusion of non-cash licensing income;

•	for Rovi, Adjusted EBITDA, calculated as earnings before interest, taxes, depreciation and amortization, adjusted for stock-based compensation expense and one-time items identified by Rovi management; and

•	for Rovi, Adjusted Net Income, calculated as Adjusted EBITDA less depreciation and amortization expense less net interest expense, less the cost of swap payments relating to Rovi’s outstanding Term Loan B, less cash taxes and less other expenses identified by Rovi management.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analyses described below were calculated using the closing price of TiVo common stock, Rovi common stock, and the common stock of the selected publicly traded companies listed below as of April 27, 2016, and transaction values for the target companies included in the selected transactions analysis described below were calculated as of the date one day prior to the announcement or first public rumor regarding the transaction and the date 30 days prior to the announcement of the transaction. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, (i) per share amounts for TiVo common stock and Rovi common stock were calculated on a fully diluted basis, using the treasury stock method; (ii) Pro Forma Rovi refers to New Parent after giving effect to the transaction; (iii) future licensing revenue refers to an aggregate of $198 million (as of January 31, 2016) of contractual licensing payments owed to TiVo in future years related to AT&T, DISH, Verizon, Motorola and Cisco, which substantially conclude in TiVo’s fiscal year ending January 31, 2019, discounted at a rate of 9.5% per annum; and (iv) cash fill or equity fill assumes, at or above a .4250x exchange ratio, that Rovi elects to pay the incremental consideration above such exchange ratio within the collar with either all cash or all stock, respectively, pursuant to terms of the merger agreement.

Financial Analyses

Selected Publicly Traded Companies Analysis

Using publicly available information, LionTree compared selected financial data of TiVo and Rovi to corresponding financial data for the following publicly traded companies in the subcategories described below.

For TiVo, LionTree selected a number of companies that were grouped into several subcategories:

TV Software

•	Rovi (based on consensus estimates)

•	SeaChange International, Inc.

Service Provider Software

•	Amdocs Limited

•	CSG Systems International

•	Redknee Solutions

•	Synchronoss Technologies

TV Devices / Infrastructure

•	ARRIS International

•	Technicolor

Audience Measurement / Data

•	comScore

•	Nielsen Holdings

IP & Technology Licensing

•	Dolby Laboratories

•	Rambus

•	DTS (Digital Theater Systems)

•	InterDigital

For Rovi, LionTree selected a number of companies that were grouped into two principal subcategories:

IP & Product Licensing

•	Acacia Research Corporation

•	Dolby Laboratories

•	DTS

•	InterDigital

•	Rambus

•	RPX Corporation

TV Software & Audience Measurement / Data

•	TiVo (consensus estimates)

•	comScore

•	Nielsen Holdings

•	SeaChange International, Inc.

Although none of the selected companies is directly comparable to TiVo or Rovi, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may, in certain respects, be considered similar to certain operations of TiVo and Rovi. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect TiVo and Rovi. The selected companies for TiVo all had a higher 2015A-2017E revenue compound annual growth rate than TiVo (Excluding Non-Cash Licensing Revenue), and all but one of the selected companies for Rovi had a higher 2015A-2017E revenue compound annual growth rate than TiVo management’s estimates for Rovi. Investors are cautioned that (i) these comparisons do not suggest, and were not based on an expectation that, TiVo or Rovi would be able to achieve a similar growth rate to their respective selected companies, (ii) the growth rate for certain of the selected companies was impacted by acquisitions, and (iii) the growth rates were not the primary basis on which the selected companies were determined.

Using publicly available information, for each of the selected companies, LionTree calculated valuation multiples, including enterprise value as a multiple of calendar year (which we refer to as CY) 2015 EBITDA, estimated CY 2016 EBITDA and estimated CY 2017 EBITDA, and price as a multiple of CY 2015 earnings per share, estimated CY 2016 earnings per share and estimated CY 2017 earnings per share (in each case, with estimates based on consensus equity research analyst estimates). These multiples were then compared to the multiples implied by the transaction for TiVo (in each case for TiVo multiples, based on Adjusted EBITDA (Excluding Non-Cash Licensing Income) and Adjusted Net Income (Excluding Non-Cash Licensing Income) and also based on Adjusted EV that includes future cash licensing income treated as cash in enterprise value and Adjusted EBITDA excluding all licensing revenue and including future cash licensing revenue as a representative metric for TiVo’s core business) and for Rovi compared to prevailing EBITDA and price as a multiple of net income trading multiples for TiVo management estimates for Rovi.

The related multiples and revenue compound annual growth rate (which we refer to as revenue CAGR) for such selected companies and for TiVo (at its unaffected stock price) are set forth below, and compared to the multiples implied by the transaction (in each case for TiVo multiples, including and excluding certain future licensing revenue):

Selected Companies—TiVo	EV / 2015A EBITDA (1)	EV / 2016E EBITDA	EV / 2017E EBITDA	Price / 2015A EPS	Price / 2016E EPS	Price / 2017E EPS	2015A- 2017E Revenue CAGR
High	15.2x	14.7x	13.6x	25.2x	51.5x	36.1x	30.3%
Low	5.8x	5.2x	5.3x	6.9x	8.0x	6.4x	(3.8%)
TiVo @ Offer (Excl. Non-Cash Licensing Income)	29.6x	12.7x	8.4x	n.m.	64.2x	22.7x	(5.5%)
TiVo @ Offer (Excl. All Licensing Income based on Adj. EV)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
TiVo @ Unaffected (Excl. Non-Cash Licensing Income)	17.9x	7.7x	5.1x	n.m.	46.0x	16.2x	(5.5%)
TiVo @ Unaffected (Excl. All Licensing Income based on Adj. EV)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

(1)	For this calculation, where applicable, 2015A EBITDA was adjusted to reflect completed acquisitions by the selected companies.

The related multiples and revenue CAGR for such selected companies and for Rovi (at its prevailing trading stock price) are set forth below:

Selected Companies—Rovi	EV / 2015A EBITDA (1)	EV / 2016E EBITDA	EV / 2017E EBITDA	Price / 2015A EPS	Price / 2016E EPS	Price / 2017E EPS	2015A- 2017E Revenue CAGR
IP & Product Licensing
High	15.2x	17.5x	13.6x	25.2x	51.5x	36.1x	19.8%
Low	6.1x	6.1x	5.9x	6.9x	10.4x	9.2x	(3.8%)
TV Software & Audience Measurement / Data
High	22.8x	14.7x	12.5x	19.6x	20.2x	16.3x	30.3%
Low	14.2x	11.5x	6.2x	14.7x	9.8x	15.5x	4.5%
TiVo Management Estimates for Rovi	11.9x	12.6x	11.4x	10.7x	13.3x	11.4x	(2.3%)

(1)	For this calculation, where applicable, 2015A EBITDA was adjusted to reflect completed acquisitions by the selected companies.

Selected Transactions Premiums Paid Analysis

LionTree calculated certain premiums paid on the equity value and enterprise value (based on the unaffected prices for each transaction) in the following selected publicly announced transactions from 2011 to 2015. The selected transactions consisted of publicly announced transactions involving target companies primarily engaged in the telecommunications, media, or technology industries with transaction values under $5 billion with target pro forma ownership by target stockholders of 20-50% of the combined company and a cash component of 15-50% of total consideration. These premiums were then compared to the premium implied by the transaction. For the purposes of calculating the premium paid in each transaction, LionTree used as reference dates the date prior to the announcement or first public rumor regarding the transaction and the date 30 days prior to such announcement. The list of selected transactions that met the above criteria is set forth below:

Announcement Date	Target	Acquiror
June 2015	Martha Stewart Living Omnimedia, Inc.	Sequential Brands Group, Inc.
April 2015	Pace Plc	ARRIS Group, Inc.
February 2015	Entropic Communications, Inc.	MaxLinear, Inc.
March 2013	Palomar Medical Technologies, Inc.	Cynosure, Inc.
April 2012	Catalyst Health Solutions, Inc.	SXC Health Solutions Corp.
February 2012	SureWest Communications	Consolidated Communications Holdings, Inc.
May 2011	Integral Systems, Inc. (Maryland)	Kratos Defense & Security Solutions, Inc.

None of the selected transactions reviewed was identical to the transactions contemplated by the merger agreement. However, the transactions selected were chosen because certain aspects of the transactions, for purposes of LionTree’s analysis, may be considered similar to the transactions contemplated by the merger agreement. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the transactions contemplated by the merger agreement.

The analysis indicated the following maximum, minimum, mean, and median premiums paid, percentage of cash consideration, and target percentage ownership for the selected transactions, and compared to the comparable premiums and percentages implied by the transaction. As indicated in the table below, LionTree reviewed the equity premiums implied by the selected transactions and also added back net debt to calculate the enterprise value premiums implied by the transaction.

	% Cash	1-Day Equity Premium	30-Day Equity Premium	1-Day EV Premium	30-Day EV Premium	Target % Ownership
Max	50.0%	47.5%	87.3%	27.6%	43.6%	36.4%
Min	31.1%	(0.1)%	4.8%	(0.1)%	4.2%	20.9%
Mean	42.0%	20.6%	31.1%	19.2%	26.7%	28.1%
Median	39.9%	20.6%	22.1%	25.2%	28.4%	24.0%
TiVo(1)	25.7%	39.7%	34.8%	64.9%	52.6%	31.5%

(1)	Based on implied offer price of $10.70 and 3/23/16 TiVo share price of $7.66 and Rovi share price of $20.07

DCF Analyses

LionTree performed a discounted cash flow (which we refer to as DCF) analysis of TiVo and Rovi by calculating the estimated net present value of the unlevered, after-tax free cash flows that TiVo and Rovi were forecasted to generate through the fiscal year ending January 31, 2021 (which we refer to in this section as FY 2021) for TiVo and the calendar year ending December 31, 2019 for Rovi and for synergies, including the transaction effects, based on the Forecasts. LionTree calculated terminal values for TiVo by applying a range of terminal value multiples of 9.0x to 11.0x to TiVo’s FY 2021 estimated last twelve-month period (LTM) Adjusted Cash EBITDA. LionTree calculated terminal values for Rovi by applying a range of terminal value multiples of 8.0x to 10.0x to Rovi’s 2019 estimated LTM Adjusted EBITDA. The present values of the cash flows and terminal values, including the net present value of the tax attributes of the companies, were then calculated using discount rates ranging from 9% to 10% for TiVo and 8% to 9% for Rovi (except for the tax attributes, which were calculated using a mid-point discount rate of 9.5% for TiVo and 8.5% for Rovi). The discounted cash flow analysis indicated the following implied per share equity value reference ranges for each of TiVo and Rovi on a standalone basis:

DCF Price per Share	Low	High
Rovi	$17.52	$23.06
TiVo	$7.99	$9.20

In addition, LionTree performed a discounted cash flow analysis of cost synergies estimated by TiVo management to result from a combination. The analysis was based on a phasing of estimated cost synergies, less the cost to achieve these cost synergies and other potential change of control costs. In determining the present value of these cost synergies, LionTree applied a range of terminal value multiples from 8.0x to 10.0x on LTM EBITDA as of December 31, 2019, and a range of discount rates from 8.2% to 9.2%. The range of discount rates was determined by applying the average of the discount rates used in the standalone valuations of TiVo and Rovi, weighted by the relative enterprise value of each company.

DCF Value of Synergies ($mm)	Low	High
Based on LTM Terminal EBITDA Multiple (12/31/19)	$645.0	$808.0

Following the calculation of the standalone implied per share equity value reference ranges for TiVo and Rovi, as well as the DCF value reference range for the estimated cost synergies, LionTree performed a Pro Forma DCF analysis to evaluate a range of implied DCF values per share to TiVo that could result from a combination. The analysis was based on the standalone implied DCF equity value calculated for TiVo and Rovi, the total DCF value of cost synergies, the changes in incremental net debt (primarily due to the cash consideration paid to TiVo stockholders in the transaction), closing exchange ratio, cash per share to TiVo stockholders and pro forma shares outstanding expected to occur based on various closing assumptions. The analysis indicated the approximate implied per share equity value to TiVo that could potentially result from the transaction based on various closing assumptions:

Closing Assumption	Consideration per share to TiVo Stockholders	Based on Low End of Range for TiVo, Rovi and Synergy DCF Analysis	Based on High End of Range for TiVo, Rovi and Synergy DCF Analysis
Exchange Ratio Implied by Rovi Stock Price prior to Announcement ($17.92)	0.4436x & $2.75 Cash	$11.77	$14.38
Full Cash Fill @ Lower Collar Threshold ($16.00 per Rovi share)	0.4250x & $3.90 Cash	$12.29	$14.82
Full Equity Fill @ Lower Collar Threshold ($16.00 per Rovi share)	0.4969x & $2.75 Cash	$12.46	$15.27
Middle of the Collar ($20.50 per Rovi share)	0.3878x & $2.75 Cash	$10.99	$13.37
Upper Collar Threshold ($25.00 per Rovi share)	0.3180x & $2.75 Cash	$9.90	$11.96

Pro Forma DCF Accretion/Dilution Analysis

LionTree performed discounted cash flow accretion/dilution analyses by comparing the implied per share equity reference range of TiVo on a standalone basis, as discussed above, to the implied per share equity reference range for a share of TiVo common stock derived from the pro forma discounted cash flow analysis of Pro Forma Rovi (based on various assumptions regarding Rovi’s closing stock price and its choice of cash fill or equity fill where applicable at the lower end of the collar and TiVo’s resulting ownership in Pro Forma Rovi). The analysis indicated the approximate accretion that could potentially result from the transaction based on various closing assumptions:

Closing Assumption	Consideration per Share to TiVo Stockholders	Based on Low End of Range for TiVo, Rovi and Synergy DCF Analysis (percentage accretion over TiVo on standalone basis)	Based on High End of Range for TiVo, Rovi and Synergy DCF Analysis (percentage accretion over TiVo on standalone basis)
Exchange Ratio Implied by Rovi Stock Price prior to Announcement ($17.92 per Rovi share)	0.4436x & $2.75 Cash	47.3%	56.3%
Full Cash Fill @ Lower Collar Threshold ($16.00 per Rovi share)	0.4250x & $3.90 Cash	53.8%	61.1%
Full Equity Fill @ Lower Collar Threshold ($16.00 per Rovi share)	0.4969x & $2.75 Cash	55.9%	65.9%
Middle of the Collar ($20.50 per Rovi share)	0.3878x & $2.75 Cash	37.5%	45.3%
Upper Collar Threshold ($25.00 per Rovi share)	0.3180x & $2.75 Cash	23.8%	30.0%

Other Matters

LionTree was engaged by TiVo to act as its financial advisor in connection with the transaction and provide financial advisory services, including an opinion to the TiVo board regarding the fairness, from a financial point of view, to the holders of TiVo common stock (other than the excluded parties) of the consideration to be received by such stockholders pursuant to the merger agreement. The TiVo board selected LionTree as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction, and because of its significant prior experience with the industries in which TiVo and Rovi operate. Pursuant to its engagement letter, TiVo will pay LionTree $14.5 million for its services, which is contingent upon the consummation of the transaction. TiVo paid LionTree $2.0 million in connection with LionTree’s delivery of its fairness opinion, which will be credited against the fee described in the preceding sentence. TiVo has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates and certain related parties against certain liabilities and expenses.

In the past, LionTree and its affiliates have provided investment banking services to TiVo and its affiliates unrelated to the transaction, for which LionTree and its affiliates received approximately $925,000 in aggregate fees in the past two years, including having acted as (i) financial advisor to TiVo in connection with certain potential merger and acquisition matters and (ii) a co-manager in connection with a TiVo convertible debt offering. LionTree and its affiliates may also seek to provide such services to TiVo, New Parent, Rovi and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of TiVo and Rovi and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger

At a meeting held on April 28, 2016, the Rovi board approved the merger agreement and the consummation of the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the Rovi merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rovi and its stockholders, directed that the merger agreement be submitted to Rovi stockholders for adoption, recommended that Rovi stockholders adopt the merger agreement and declared that the merger agreement is advisable. ACCORDINGLY, THE ROVI BOARD RECOMMENDS THAT ROVI STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE, BY NON-BINDING ADVISORY VOTE, CERTAIN COMPENSATION ARRANGEMENTS FOR ROVI’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS.

As described above under “—Background of the Mergers,” the Rovi board, in evaluating the mergers and the merger agreement, consulted with Rovi’s management and legal and financial advisors and, in reaching its decision at its meeting on April 28, 2016 to approve the merger agreement and the transactions contemplated thereby, considered a variety of factors weighing positively and negatively in connection with the mergers. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Rovi board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Rovi board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Rovi’s reasons for the Rovi merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Concerning Forward-Looking Statements.”

The reasons in favor of the mergers considered by the Rovi board include, but are not limited to, the following:

•	the strategic and transformative nature of the transaction, which will combine Rovi’s and TiVo’s respective businesses to create a new company which will be one of the leading enterprises for media and entertainment technology, with expected combined annual cost synergies of at least $100 million and 65% of these cost synergies anticipated to be recognized in the first 12 months;

•	the fact that, because Rovi stockholders would hold approximately 66% of the New Parent common stock upon completion of the mergers, Rovi stockholders would have the opportunity to participate in the future performance of the combined company;

•	the fact that the combined company would have a strong balance sheet and the ability to invest in improving and adding new technology, services and products for customers; and

•	Rovi’s view of the likelihood that the required regulatory approval would be obtained without a material adverse impact on the respective businesses of Rovi, TiVo or New Parent.

In addition to considering the factors in favor of the mergers outlined above, the Rovi board considered the following additional factors, all of which it viewed as generally supporting its decision to approve the mergers:

•	the review and analysis of Rovi’s and TiVo’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, including the results of the business, financial, accounting and legal due diligence investigations of TiVo;

•	the current and prospective economic and competitive environment facing the media and entertainment industry and Rovi;

•	the strong strategic fit between Rovi and TiVo;

•	the historical market prices, volatility and trading information with respect to the TiVo common stock and Rovi common stock in connection with determining an exchange ratio that results in an acceptable level of ownership of New Parent common stock for existing Rovi common stock holders;

•	the terms and conditions of the merger agreement, including (i) the limited nature and scope of the closing conditions, as well as the likelihood of satisfaction of these conditions, and (ii) the circumstances under which termination fees are payable by either Rovi or TiVo and the size of the termination fees, which are reasonable in light of the benefits of the mergers and commercial practice;

•	the opinion and financial presentation of Evercore, each dated April 28, 2016, to the Rovi board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to be received by Rovi stockholders in the transaction (for their Rovi stock) (after giving effect to the completion of the mergers), as more fully described below (see “The Mergers—Opinion of Financial Advisor to Rovi”);

•	that the mergers would provide for significant opportunities for cost saving by eliminating duplicative activities, including consolidating corporate governance, reducing public company costs, reducing procurement expenses, reducing labor expenses and realizing cost synergies between the businesses of TiVo and Rovi, thereby driving meaningful and long-term stockholder value; the Rovi board reviewed potential net transaction synergies anticipated to result from the combination of TiVo’s and Rovi’s businesses, including potential combined annual cost synergies as initially estimated by Rovi’s management of at least $100 million; and

•	the anticipation that the consideration to be received by Rovi stockholders in the Rovi merger in the form of shares of New Parent common stock will be tax-free to Rovi stockholders for U.S. federal income tax purposes (see “The Mergers—Material United States Federal Income Tax Consequences” ).

The Rovi board also considered the following potentially negative factors associated with the mergers:

•	the dilution associated with the shares that New Parent could be required to issue under the mergers;

•	that, because the exchange ratio under the merger agreement is subject to a two-way collar adjustment depending on the average Rovi stock price determined at the time of closing, the value of the equity consideration payable to TiVo stockholders in the mergers could change between the signing of the merger agreement and the completion of the mergers as a result of, among other things: (1) a change in the value of the Rovi business, (2) the amount of cost savings anticipated to be obtained as a result of the mergers, and (3) changes in the equity markets;

•	the risk that the mergers might not be consummated in a timely manner or that the closing of the mergers might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of either of the Rovi stockholders or the TiVo stockholders or the failure of the parties to obtain the applicable regulatory approval;

•	the potential length of the regulatory approval process and the period of time during which Rovi may be subject to the merger agreement;

•	the possibility that regulatory or governmental authorities might seek to impose conditions or divestitures on or otherwise prevent or delay the mergers, including the risk that they might seek an injunction in federal court and/or commence an administrative proceeding seeking to prevent the parties from completing the transaction;

•	the risks and costs to Rovi if the mergers are not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•

the risk that the potential benefits of the mergers may not be fully or partially realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of Rovi and TiVo, including the potential for client losses and the possibility that anticipated cost savings from the mergers may not be realized;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the mergers and integrating the companies;

•	the risk that certain key employees of Rovi or TiVo might not choose to remain with the combined company;

•	the potential challenges and difficulties relating to integrating the operations of Rovi and TiVo;

•	the restrictions on the conduct of Rovi’s business prior to the completion of the mergers, requiring Rovi to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Rovi from undertaking business opportunities that may arise pending completion of the mergers;

•	the limitations imposed in the merger agreement on the solicitation or consideration by Rovi of alternative business combinations;

•	the fact that Rovi may be required to pay TiVo, under certain circumstances, a termination fee of up to $36.6 million if the merger agreement were to be terminated (see “The Merger Agreement—Termination”);

•	TiVo’s right to terminate the merger agreement to enter into a transaction representing a superior proposal;

•	that some officers and directors of Rovi have interests in the mergers that may be different from, in addition to or in conflict with the interests of Rovi stockholders (see “The Mergers—Interests of Officers and Directors in the Mergers—Interests of Rovi Directors and Executive Officers in the Mergers”);

•	the fees and expenses associated with completing the transaction; and

•	various other risks associated with the mergers and the business of Rovi, TiVo and the combined company described under “Risk Factors.”

After considering the foregoing potentially positive and potentially negative factors, Rovi’s board concluded that the potential benefits of the merger agreement and the mergers outweighed the risks and other potentially negative factors associated with the merger agreement and the proposed mergers. The Rovi board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion addresses the material information and factors that the Rovi board reviewed in its consideration of the mergers.

Opinion of Financial Advisor to Rovi

Opinion of Evercore Group L.L.C.

Rovi retained Evercore to act as its financial advisor. As part of this engagement, Rovi requested that Evercore evaluate the fairness, from a financial point of view, of the Rovi Exchange Ratio (defined as the conversion of each share of common stock, par value $0.001 per share, of Rovi then issued and outstanding (other than shares that are held by Rovi as treasury stock or that are owned by Rovi, Rovi Merger Sub or any other wholly owned subsidiary of Rovi) into one fully paid and nonassessable share of common stock, par value $0.001 per share, of New Parent) to be received by the holders of Rovi common stock in the transaction (after giving effect to the completion of the mergers), as described below. At a meeting of the Rovi board held to evaluate the transaction on April 28, 2016, Evercore rendered an oral opinion to the Rovi board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Evercore’s written opinion, the Rovi Exchange Ratio to be received by the holders of Rovi common stock in the transaction (after giving effect to the completion of the mergers) is fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated April 28, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Evercore’s opinion does not constitute a recommendation to the Rovi board or to any other persons in respect of the transaction, including as to how any holder of Rovi common stock should vote or act in respect of the transaction. We encourage you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the benefit of the Rovi board and was rendered to the Rovi board in connection with its evaluation of whether the Rovi Exchange Ratio to be received by the holders of Rovi common stock in the transaction (after giving effect to the completion of the mergers) is fair, from a financial point of view, to such holders, and did not address any other aspects of the transaction.

Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of Evercore’s opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of Evercore’s opinion. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments. Evercore’s opinion did not express any opinion as to the price at which the shares of Rovi or TiVo will trade at any time.

In connection with its engagement, Evercore was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Rovi, and its opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Rovi might engage or the merits of the underlying decision by Rovi to engage in the transaction.

The following is a summary of Evercore’s opinion. We encourage you to read Evercore’s written opinion carefully in its entirety:

In connection with its opinion, Evercore:

•	reviewed certain publicly available business and financial information relating to Rovi and TiVo that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Rovi and TiVo prepared and furnished to Evercore by management of Rovi and TiVo;

•	reviewed certain non-public projected financial data relating to Rovi and TiVo, as well as certain non-public historical and projected operating data, in each case prepared and furnished to Evercore by management of Rovi and TiVo, as well as projected financial and operating data relating to Rovi and TiVo under alternative business assumptions, as prepared by the management of Rovi;

•	reviewed certain non-public projected financial statements and other non-public financial and operating data relating to Rovi and TiVo, including cost savings and operating synergies estimated to result from the transaction (collectively, the “synergies”) and the amounts, as well as the timing and cost of realization, of such synergies, in each case prepared and furnished to Evercore by management of Rovi and TiVo;

•	discussed the past and current operations, financial projections and current financial condition of Rovi and TiVo with management of Rovi and TiVo (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of Rovi common stock and TiVo common stock;

•	compared the financial performance of Rovi and TiVo and their stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Rovi and TiVo and the valuation multiples relating to the transaction with those of certain other transactions that Evercore deemed relevant;

•	reviewed the potential pro forma financial impact of the transaction on the future financial performance of the combined company, based on the projected financial data relating to each of Rovi and TiVo referred to above, including the projected operating synergies and other strategic benefits, including the amounts and timing of realization thereof, anticipated by management of Rovi to be realized from the transaction;

•	reviewed a draft of the merger agreement dated April 28, 2016; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to Rovi and TiVo referred to above (including the projected data related to the synergies), Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Rovi and TiVo as to the future financial performance of TiVo and as to the synergies, including the amounts and timing of the realization of such synergies. Evercore expressed no view as to any projected financial data relating to TiVo or the synergies or the assumptions on which they are based.

For purposes of rendering Evercore’s opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the transaction will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Rovi, TiVo or the consummation of the transaction or materially reduce the benefits to the holders of shares of Rovi common stock of the transaction. Evercore also assumed that the executed merger agreement will not differ in any material respect from the draft merger agreement dated April 28, 2016 reviewed by Evercore.

Evercore assumed no responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of TiVo or Rovi, nor was Evercore furnished with any such inspection, valuation or appraisal, nor did Evercore evaluate the solvency or fair value of TiVo or Rovi under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of the date of Evercore’s opinion and financial, economic, market and other conditions as they exist and as can be evaluated on the date of Evercore’s opinion. It is understood that subsequent developments may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm the opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of shares of Rovi common stock, from a financial point of view, of the Rovi Exchange Ratio. Evercore did not express any view on, and Evercore’s opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of TiVo or Rovi, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TiVo or Rovi, or any class of such persons, whether relative to the Rovi Exchange Ratio or otherwise. Evercore’s opinion does not address the relative merits of the transaction as compared to other business or financial strategies that might be available to Rovi, nor does it address the underlying business decision of Rovi to engage in the transaction. Evercore’s opinion, does not constitute a recommendation to the Rovi board or to any other persons in respect of the transaction, including as to how any holder of shares of Rovi common stock should vote or act in respect of the Rovi merger. Evercore expressed no opinion as to the price at which shares of Rovi common stock, TiVo common stock or the common stock of New Parent will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Rovi and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analysis

The following is a brief summary of the material financial and comparative analyses that Evercore deemed to be appropriate for this type of transaction and that were reviewed with the Rovi board in connection with rendering Evercore’s opinion. The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Rovi and TiVo. No company, business or transaction used in Evercore’s analyses and reviews as a comparison is identical to Rovi or TiVo or the transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2016 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

TiVo

Evercore performed a sum-of-the-parts discounted cash flow analysis of TiVo to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that TiVo was projected to generate from June 30, 2016 through calendar year 2022, in each case, based on composite financial projections for TiVo derived from assumptions provided by the management of TiVo and adjusted by the management of Rovi. For TiVo’s ongoing business, Evercore also calculated a terminal value by applying a terminal EBITDA multiple, based on its professional judgment given the nature of TiVo and its business and industry, of 7.25x to 8.75x, to the projected standalone unlevered, after-tax free cash flows in the terminal year. No terminal value was assigned to the non-recurring payments associated with licensing agreements with EchoStar, AT&T, Verizon, and Cisco and Google/Motorola Mobility. The cash flows and the terminal value for TiVo’s ongoing businesses were then discounted to present value using a discount rate of 9.5% to 11.5%, based on an estimate of TiVo’s weighted average cost of capital, to derive a range of implied enterprise values for TiVo. The cash flows for the licensing agreements with EchoStar, AT&T, Verizon, and Cisco and Google/Motorola Mobility, which end in calendar 2018, were discounted to present value using a discount rate of 3.0% to 5.0%, based on Evercore’s professional judgment given the contractual nature of the payments and creditworthiness of the counterparties. A range of implied equity values for TiVo was then calculated by increasing the range of implied enterprise values by the amount of TiVo’s projected net cash (calculated as cash and cash equivalents less debt) as of June 30, 2016. Evercore performed this analysis for TiVo (i) on a standalone basis and (ii) with the inclusion of operating synergies estimated by Rovi management to be realized from the transaction, attributing 100% of the value of such synergies to TiVo. Evercore’s analysis indicated an implied per-share equity value reference range for TiVo on a standalone basis of approximately $7.81 to $8.79. Evercore’s analysis with the inclusion of operating and tax synergies, attributing 100% of the value of such synergies to TiVo, indicated an implied per-share equity value reference range for TiVo of approximately $13.94 to $17.32.

Rovi

Evercore performed a discounted cash flow analysis of Rovi to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Rovi was projected to generate from June 30, 2016 through calendar year 2019, based on two sets of projections provided by the management of Rovi, Case 1, which assumes that Rovi does not enter into IP license renewal agreements with selected prior patent licensees during the projection period (referred to as the Sensitivity Case in the Evercore opinion), and Case 2, which assumes that Rovi enters into IP license renewal agreements with selected prior patent licensees during the calendar year 2016 (referred to as the Management Case in the Evercore opinion). Evercore also calculated a terminal value for Rovi by applying a terminal EBITDA multiple, based on its professional judgment (after discussion with Rovi management) given the uncertain nature of Rovi’s future financial performance and its business and industry, of 5.5x to 7.0x, to the projected standalone unlevered, after-tax free cash flows of Rovi in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 9.5% to 11.5%, based on an estimate of Rovi’s weighted average cost of capital, to derive a range of implied enterprise values for Rovi. A range of implied equity values for Rovi was then calculated by reducing the range of implied enterprise values by the amount of Rovi’s projected net debt (calculated as debt less cash and cash equivalents) as of June 30, 2016 as well as the present value of Rovi’s net operating losses. This analysis indicated an implied per share equity value reference range of approximately $16.38 to $22.39 for Rovi on a standalone basis in Case 1 and a range of $17.88 to $23.84 for Case 2.

Implied Adjusted Exchange Ratio

Evercore calculated an implied adjusted exchange ratio reference range by dividing the high end of the implied per share value reference range for TiVo, less the $2.75 per-share cash consideration to be paid to TiVo stockholders in the Transaction (the “Per Share Cash Amount”), by the low end of the implied per share equity value reference range for Rovi indicated by the discounted cash flow analyses and by dividing the low end of the implied per share equity value reference range for TiVo, less the Per Share Cash Amount, by the high end of the implied per share equity value reference range for Rovi indicated by the discounted cash flow analyses. Utilizing the projections provided by TiVo management and adjusted by Rovi management for TiVo on a standalone basis, this analysis indicated an implied exchange ratio reference range of 0.2258 to 0.3685 of a share of New Parent common stock for each share of TiVo common stock using Case 1 and an implied exchange ratio reference range of 0.2121 to 0.3376 of a share of New Parent common stock for each share of TiVo common stock using Case 2. Utilizing the projections provided by TiVo management and adjusted by Rovi management for TiVo with the inclusion of operating and tax synergies, and attributing 100% of the value of such synergies to TiVo, the analysis indicated an implied exchange ratio reference range of 0.4996 to 0.8898 of a share of New Parent common stock for each share of TiVo common stock using Rovi Management Case and an implied exchange ratio reference range of 0.4693 to 0.8152 of a share of New Parent common stock for each share of TiVo common stock using Case 2. Evercore compared these exchange ratios to the exchange ratio range of 0.3180 to 0.4250 of a share of New Parent common stock for each share of TiVo common stock as determined by the high and low end of the collar range in the transaction, assuming that Rovi elects to offer more cash consideration rather than issue more shares if the average Rovi stock price at closing is less than $18.71.

Present Value of Future Stock Price Analysis

TiVo

Evercore performed an illustrative analysis of the present value of the future stock price of TiVo, which is designed to provide an indication of the present value of a theoretical future value of a company’s value as a function of such company’s estimated future EBITDA and its assumed TEV / EBITDA multiple. For this analysis, Evercore used financial projections for TiVo derived from assumptions provided by the management of TiVo and adjusted by the management of Rovi for the fiscal year ending January 31, 2020. Evercore first multiplied the EBITDA estimate by a range of TEV to EBITDA multiples of 7.25x to 8.75x to calculate the implied future enterprise values. Evercore then discounted those values to June 30, 2016 using a range of discount rates of 9.5% to 11.5% based on its professional judgment and next subtracted the debt and added cash and cash equivalents as of June 30, 2016 using estimates prepared by TiVo management, and also added the net present value of the licensing agreements with EchoStar, AT&T, Verizon, and Cisco and Google/Motorola Mobility. The discount rate was based on Evercore’s analysis of the weighted average cost of capital for TiVo. This analysis resulted in an implied per share equity value reference range of approximately $7.64 to $8.52. Evercore’s analysis with the inclusion of operating synergies, attributing 100% of the value of such synergies to TiVo, indicated an implied per-share equity value reference range for TiVo of approximately $13.77 to $17.06.

Rovi

Evercore performed an illustrative analysis of the present value of the future stock price of Rovi, which is designed to provide an indication of the present value of a theoretical future value of a company’s value as a function of such company’s estimated future EBITDA and its assumed TEV / EBITDA multiple. For this analysis, Evercore used two sets of projections provided by the management of Rovi, Case 1 and Case 2, for the fiscal year ending December 31, 2019. Evercore first multiplied the EBITDA estimate by a range of TEV to EBITDA multiples of 7.25x to 8.75x to calculate the implied future enterprise values. Evercore then discounted those values to June 30, 2016 using a range of discount rates of 9.5% to 11.5% and next subtracted the debt and added cash and cash equivalents as of June 30, 2016 using estimates prepared by Rovi management. The discount rate was based on Evercore’s analysis of the weighted average cost of capital for Rovi. This analysis resulted in an implied per share equity value reference range of approximately $10.64 to $15.10 in Case 1 and a range of $17.62 to $23.89 for Case 2.

Implied Adjusted Exchange Ratio

Evercore calculated an implied adjusted exchange ratio reference range by dividing the high end of the implied per share value reference range for TiVo, less the $2.75 per-share cash consideration to be paid to TiVo stockholders in the transaction (the “Per Share Cash Amount”), by the low end of the implied per share equity value reference range for Rovi indicated by the discounted cash flow analyses and by dividing the low end of the implied per share equity value reference range for TiVo, less the Per Share Cash Amount, by the high end of the implied per share equity value reference range for Rovi indicated by the discounted cash flow analyses. Utilizing the projections provided by TiVo management and adjusted by Rovi management for TiVo on a standalone basis, this analysis indicated an implied exchange ratio reference range of 0.3237 to 0.5418 of a share of New Parent common stock for each share of TiVo common stock using Case 1 and an implied exchange ratio reference range of 0.2046 to 0.3272 of a share of New Parent common stock for each share of TiVo common stock using Case 2. Utilizing the projections provided by TiVo management and adjusted by Rovi management for TiVo with the inclusion of operating synergies, and attributing 100% of the value of such synergies to TiVo, the analysis indicated an implied exchange ratio reference range of 0.7297 to 1.3441 of a share of New Parent common stock for each share of TiVo common stock using Case 1 and an implied exchange ratio reference range of 0.4612 to 0.8118 of a share of New Parent common stock for each share of

TiVo common stock using Case 2. Evercore compared these exchange ratios to the exchange ratio range of 0.3180 to 0.4250 of a share of New Parent common stock for each share of TiVo common stock as determined by the high and low end of the collar range in the transaction, assuming that Rovi elects to offer more cash consideration rather than issue more shares if the Average Rovi Stock Price at closing is less than $18.71.

Selected Publicly Traded Companies Analyses

In performing a selected publicly traded companies analysis of Rovi, Evercore reviewed publicly available financial and market information for Rovi and TiVo and the selected public companies listed in the table below (the “Selected Public Companies”), which Evercore deemed most relevant to consider in relation to Rovi and TiVo, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Evercore considered similar to the operations of one or more of the business lines of Rovi.

Evercore reviewed, among other things, enterprise values of the Selected Public Companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) as well as stock prices of the Selected Public Companies as a multiple of estimated EPS (“P/E multiples”) for calendar year 2016 and 2017. EBITDA and Net Income of all companies were adjusted to exclude stock-based compensation and extraordinary items. Enterprise values were generally calculated as equity value (based on the per share closing price of each selected public company on April 27, 2016 multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, minority interest, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company and in the case of minority interest, where applicable). The financial data of the Selected Public Companies used by Evercore for this analysis were based on publicly available research analysts’ estimates. The revenue growth rate, EBITDA multiple and P/E multiple for each of the Selected Public Companies are set forth in the table below.

Sector	Selected Public Company	Revenue CAGR 2015A-2017E	TEV / 2016E EBITDA	TEV / 2017E EBITDA	Stock Price / 2016E EPS	Stock Price / 2017E EPS
Cable Infrastructure/Software	Cisco Systems	1.8%	6.9x	6.7x	12.5x	12.2x
Cable Infrastructure/Software	Ericsson	(1.0%)	5.7x	5.1x	13.6x	12.0x
Cable Infrastructure/Software	Arris	3.0%	7.4x	6.5x	9.5x	7.8x
Cable Infrastructure/Software	Technicolor	0.5%	4.5x	4.6x	9.0x	9.2x
Cable Infrastructure/Software	Kudelski	3.7%	14.4x	13.9x	30.4x	28.0x
Marketing & Audience Measurement	Nielsen	4.5%	13.3x	12.4x	18.2x	16.7x
Marketing & Audience Measurement	Acxiom	3.2%	12.0x	10.0x	37.6x	26.6x
Marketing & Audience Measurement	ComScore	15.2%	8.9x	6.8x	20.0x	15.5x
Patent Licensing	InterDigital	(2.6%)	8.7x	7.7x	24.8x	20.9x
Patent Licensing	Rambus	6.5%	8.4x	7.1x	20.2x	16.5x
Patent Licensing	Tessera	1.2%	9.1x	8.5x	13.3x	12.2x
Technology & IP Rich	Qualcomm	(1.7%)	7.2x	6.5x	12.8x	11.7x
Technology & IP Rich	ARM	14.6%	21.6x	18.7x	28.1x	24.1x
Technology & IP Rich	Nuance	3.1%	10.3x	9.6x	11.8x	10.5x
Technology & IP Rich	Dolby	5.7%	10.8x	9.7x	26.9x	21.7x
Technology & IP Rich	Universal Display	19.8%	26.4x	19.2x	NM	34.5x
Technology & IP Rich	Imagination	0.4%	27.1x	15.4x	NM	28.6x
Technology & IP Rich	CEVA	12.7%	19.2x	14.7x	31.1x	23.2x
Technology & IP Rich	DTS	19.8%	7.9x	7.3x	10.7x	9.7x

	Reference:
	Rovi	6.8%	10.9x	8.1x	9.8x	7.5x
	TiVo	3.9%	3.2x	2.8x	17.3x	12.9x

Evercore applied a reference range of EBITDA multiples of 9.0x to 11.0x and 7.0x to 9.0x as well as a reference range of P/E multiples of 9.0x to 12.0x and 8.0x to 11.0x, derived by Evercore based on its review of the Selected Public Companies and its experience and professional judgment, to the estimated EBITDA and net income for Rovi for the fiscal year ending December 31, 2016 and the fiscal year ending December 31, 2017, respectively. In the case of Rovi, estimated EBITDA and net income were based on the projections provided by the management of Rovi. Using the 2016 and 2017 EBITDA multiples, this analysis indicated an implied equity value per share reference range for Rovi of approximately $12.86 to $17.56 and $7.58 to $12.11 in Case 1 and $20.72 to $27.12 and $16.44 to $23.48 in Case 2, respectively. Using the 2016 and 2017 P/E multiples, this analysis indicated an implied equity value per share reference range for Rovi of approximately $13.11 to $17.48 and $10.85 to $14.91 in Case 1 and $20.97 to $27.91 and $20.97 to $28.77 in Case 2, respectively.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the analysts’ price targets, 52-week trading range and precedent premia analyses described below.

Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of April 27, 2016, noting that the low and high share price targets ranged from $29.00 to $34.00 for Rovi and that the low and high share price targets ranged from $8.00 to $18.00 for TiVo. Evercore calculated an implied adjusted exchange ratio reference range by dividing the high end of the share price target range for TiVo, less the Per Share Cash Amount, by the low end of the share price target range for Rovi and by dividing the low end of the share price target range for TiVo, less the Cash Consideration, by the high end of the share price target range for Rovi. This analysis indicated an implied adjusted exchange ratio reference range of 0.1544 to 0.5259 of a share of New Parent common stock for each share of TiVo common stock, as compared to the transaction exchange ratio range of 0.3180 to 0.4250 of a share of New Parent common stock for each share of TiVo common stock, assuming that Rovi elects to offer more cash consideration rather than issue more shares of New Parent common stock if the Average Rovi Stock Price at closing is less than $18.71.

52-Week Trading Range

Evercore reviewed historical trading prices of TiVo and Rovi shares during the 52-week period ended April 27, 2016, noting that the low and high closing prices during such period ranged from $8.69 to $23.44 for Rovi and $7.45 to $11.31 for TiVo. Evercore calculated an implied adjusted exchange ratio reference range by dividing the high end of the historical trading price range for TiVo, less the Per Share Cash Amount by the low end of the historical trading price range for Rovi and by dividing the low end of the historical trading price range for TiVo, less the Per Share Cash Amount by the high end of the historical trading price range for Rovi. This analysis indicated an implied adjusted exchange ratio reference range of 0.2005 to 0.9850 of a share of New Parent common stock for each share of TiVo common stock, as compared to the transaction exchange ratio range of 0.3180 to 0.4250 of a share of New Parent common stock for each share of TiVo common stock, assuming that Rovi elects to offer more cash consideration rather than issue more shares if the Average Rovi Stock Price at closing is less than $18.71.

Precedent Premia

Evercore reviewed and analyzed premia paid in precedent transactions since January 2005. Based on its professional judgment and premia in precedent transactions for acquisitions where the target is based in the U.S., Evercore applied a reference range of premia of 25% to 40% to the TiVo unaffected share price as of March 23, 2016 of $7.66. This analysis indicated a per share equity value reference range of approximately $9.58 to $10.72 for TiVo.

Miscellaneous

Under the terms of Evercore’s engagement, Evercore provided Rovi with financial advisory services and delivered a fairness opinion to the Rovi board in connection with the transaction. Pursuant to the terms of its engagement letter, Rovi has agreed to pay Evercore certain fees for its services in connection with its engagement, including a milestone fee and a success fee. Evercore is entitled to receive a milestone fee of $1 million, which Evercore earned upon delivery of its fairness opinion to the Rovi board. In addition, Evercore is entitled to receive an additional success fee in an amount equal to $6.5 million, which Evercore will earn upon the consummation of the transaction. At the conclusion of the assignment, an additional discretionary fee in an amount not to exceed $1 million may be paid by Rovi in its sole and absolute discretion.

In addition, Rovi has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

Evercore currently is providing certain financial advisory services to Rovi, and in the future may provide certain financial and other services to New Parent and certain of its affiliates, for which Evercore has received and may receive compensation.

During the two-year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and TiVo pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship.

With respect to the transaction, Evercore did not recommend any specific amount of consideration to the Rovi board or Rovi management or that any specific amount of consideration constituted the only appropriate consideration in the transaction for the holders of Rovi common stock.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Rovi, TiVo and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore Group L.L.C.

The Rovi board engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation, as well as its familiarity with the business of Rovi. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Certain Financial Forecasts

Financial Forecasts by TiVo

Although TiVo has publicly issued limited short-term projections concerning various aspects of its expected financial performance, TiVo does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. In connection with the evaluation of the mergers, however, TiVo management prepared unaudited prospective financial information for TiVo on a stand-alone basis, without giving effect to the mergers, and also prepared unaudited prospective financial information for Rovi on a stand-alone basis, based on the projections provided by Rovi as adjusted by TiVo management, without giving effect to the mergers, and estimated synergies arising in connection with the mergers. TiVo is providing the summary unaudited prospective financial information and estimated synergies in this section of the joint proxy statement/prospectus solely to give TiVo stockholders and Rovi stockholders access to certain non-public unaudited prospective financial information and estimated synergies that were made available to the TiVo board. The unaudited prospective financial information and estimated synergies were also provided to the financial advisor of TiVo, LionTree. See also “—Opinion of Financial Advisor to TiVo”.

The inclusion of summary unaudited prospective financial information and estimated synergies below should not be regarded as an indication that any of TiVo, Rovi or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material or to be reliably predictive of actual future results, and the unaudited prospective financial information and estimated synergies should not be relied upon as such. None of TiVo, Rovi, or their respective affiliates, officers, directors, or other representatives assumes any responsibility to their respective stockholders for the validity, reasonableness, accuracy, or completeness of this information, or gives any stockholder of TiVo, stockholder of Rovi or any other person any assurance as to, or has made or makes any representation to any stockholder or anyone else regarding, the unaudited prospective financial information, the estimated synergies set forth below or the possibility that actual results will differ materially from the unaudited prospective financial information or the estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information or the estimated synergies to reflect circumstances after the date the unaudited prospective financial information and estimated synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the unaudited prospective financial information and estimated synergies are shown to be in error. You are cautioned not to rely on the unaudited prospective financial information or the estimated synergies.

The unaudited prospective financial information and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. TiVo’s independent registered public accounting firm, which is listed as an expert in the section entitled “Experts,” and any other independent accountants, did not compile, examine or perform any procedures with respect to the projections or estimated synergies summarized below, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information and estimated synergies. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information or the estimated synergies and should not be seen to do so.

Although presented with numerical specificity, the unaudited prospective financial information and estimated synergies were prepared in accordance with variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of TiVo, and which may prove not to have been, or to no longer be, accurate. The unaudited prospective financial information and estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information and estimated synergies include risks and uncertainties relating to TiVo’s and Rovi’s businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in this joint proxy statement/prospectus and in TiVo’s and Rovi’s reports filed with the SEC, and other factors described or referenced in the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

The unaudited prospective financial information also reflects assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for TiVo’s and Rovi’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information and estimated synergies were prepared. In addition, the unaudited prospective financial information and estimated synergies do not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information and estimated synergies were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the unaudited prospective financial information and estimated synergies.

The unaudited prospective financial information and estimated synergies included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information and estimated synergies should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Rovi’s and TiVo’s respective public filings with the SEC.

The following table presents summary selected unaudited TiVo prospective financial information for the fiscal years ending January 31, 2017 through 2021 prepared by TiVo management in connection with its evaluation of the mergers (all figures are in millions and unaudited):

	Fiscal year ended January 31,
	2017E (1)	2018E	2019E	2020E	2021E
Total Revenue	$456.5	$449.8	$357.8	$319.4	$341.5
Adj. Revenue (Excl. Non-Cash IP Licensing Revenue) (2)	367.0	359.0	300.3	317.5	339.6
Adj. EBITDA (3)	152.0	185.7	105.6	61.5	84.6
Adj. EBITDA (Excl. Non-Cash IP Licensing Revenue) (4)	62.5	94.9	48.1	59.6	82.7
Adj. Cash EBITDA (5)	12.9	61.8	31.9	48.3	77.8
Adj. Net Income (Excl. Non-Cash Licensing Income) (6)	16.7	47.3	15.5	26.5	48.8

(1)	The projected financial data provided in this table has not been updated to reflect TiVo’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for fiscal 2017 or any other period.
(2)	Adjusted Revenue (Excluding Non-Cash IP Licensing Revenue) represents revenue, excluding non-cash intellectual property licensing revenue, and is a non-U.S. GAAP financial measure.
(3)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, less stock-based compensation expense, transition and restructuring costs, and earn-out-related costs from TiVo’s acquisition of Cubiware, and is a non-U.S. GAAP financial measure. Adjusted EBITDA figures for fiscal 2017 and 2018 exclude certain one-time litigation costs estimated at $16.4 million and $15.0 million, respectively.
(4)	Adjusted EBITDA (Excluding Non-Cash IP Licensing Income) represents Adjusted EBITDA (excluding certain one-time litigation expenses), less non-cash intellectual property licensing income received from EchoStar, AT&T, Verizon, Cisco and Google/Motorola Mobility for which cash payments have been previously received, and is a non-U.S. GAAP financial measure. Adjusted EBITDA figures for fiscal 2017 and 2018 exclude certain one-time litigation costs estimated at $16.4 million and $15.0 million, respectively.
(5)	Adjusted Cash EBITDA represents Adjusted EBITDA, excluding non-cash licensing income, non-cash deferred revenue amortization from TiVo owned and service provider term subscriptions that were paid up front in the past and where revenues are recognized in the future, and non-cash non-recurring engineering costs that were incurred in the past, and including certain one-time litigation expenses of $16.4 million and $15.0 million in fiscal 2017 and 2018, respectively, and is a non-U.S. GAAP financial measure. Adjusted Cash EBITDA does not include new prospective deferred revenue related to TiVo owned and service provider term subscriptions less new deferred non-recurring engineering costs during the projection period which were, however, reflected as changes in working capital for purposes of LionTree’s discounted cash flow analysis.
(6)	Adjusted Net Income (Excluding Non-Cash IP Licensing Income) represents Adjusted EBITDA, less non-cash intellectual property licensing income, less depreciation and amortization expense, less transition and restructuring costs, less earn-out related costs from TiVo’s acquisition of Cubiware, less net interest expense, and less estimated cash taxes, and excludes stock-based compensation, and is a non-U.S. GAAP financial measure.

The following table presents summary estimated synergies that TiVo’s management also prepared in respect of the combined company following the completion of the mergers for the calendar years ending December 31, 2016 through 2019 in connection with its evaluation of the mergers (all figures are unaudited and in millions):

	Calendar year ended December 31,
	2016E	2017E	2018E	2019E
Cost Synergies (1)	$20.0	$65.0	$100.0	$100.0

(1)	Estimated synergies are presented on a gross basis and do not reflect estimated costs to achieve projected synergies of $17.0 million in calendar 2016 and $17.0 million in calendar 2017 and certain other estimated potential change of control and transaction-related expenses of $33.5 million.

In connection with TiVo’s consideration of the mergers, Rovi’s management provided TiVo with summary selected unaudited prospective financial information. After review of this summary selected unaudited TiVo prospective financial information received from Rovi, TiVo’s management prepared an alternative version of this Rovi prospective financial information, based on assumptions deemed appropriate by TiVo’s management relating to Rovi’s business and operations for the years 2016 through 2019. We refer to these projections as the “Adjusted Rovi Forecasts.”

The Adjusted Rovi Forecasts were utilized to assist the TiVo board in its evaluation of the quantitative and strategic rationale for the mergers. TiVo also provided the Adjusted Rovi Forecasts to its financial advisor for use in connection with the delivery of its financial analyses described in the section titled “—Opinion of Financial Advisor to TiVo.” The following table presents the Adjusted Rovi Forecasts (all figures are unaudited and in millions):

	Calendar year ended December 31,
	2016E (1)	2017E	2018E	2019E
Total Revenue	$475.7	$482.7	$508.3	$529.3
Adj. EBITDA (2)	180.8	199.6	247.4	278.0
Adj. Net Income (3)	115.7	135.0	180.3	211.7

(1)	The projected financial data provided in this table has not been updated to reflect Rovi’s views of its future financial performance, and should not be treated as guidance with respect to projected results for calendar 2016 or any other period.
(2)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, adjusted for stock-based compensation expense and one-time items identified by Rovi management, and is a non-U.S. GAAP financial measure.
(3)	Adjusted Net Income represents Adjusted EBITDA, less depreciation and amortization expense less net interest expense, less the cost of swap payments relating to Rovi’s outstanding Term Loan B, less cash taxes and less other expenses identified by Rovi management, and is a non-U.S. GAAP financial measure.

Financial Forecasts by Rovi

Although Rovi has publicly issued limited short-term projections concerning various aspects of its expected financial performance, Rovi does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. In connection with the evaluation of the mergers, however, Rovi management prepared unaudited prospective financial information for Rovi on a stand-alone basis, without giving effect to the mergers, and also prepared unaudited prospective financial information for TiVo on a stand-alone basis, based on the projections provided by TiVo as adjusted by Rovi management, without giving effect to the mergers, and estimated synergies arising in connection with the mergers. Rovi is providing the summary unaudited prospective financial information and the estimated synergies in this section of the joint proxy statement/prospectus solely to give Rovi stockholders and TiVo stockholders access to certain non-public unaudited prospective financial information and estimated synergies that were made available to the Rovi board. The unaudited prospective financial information and estimated synergies were also provided to the financial advisor of Rovi, Evercore. See also “—Opinion of Financial Advisor to Rovi”.

The inclusion of summary unaudited prospective financial information and estimated synergies below should not be regarded as an indication that any of Rovi, TiVo or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material or to be reliably predictive of actual future results, and the unaudited prospective financial information and estimated synergies should not be relied upon as such. None of Rovi, TiVo, or their respective affiliates, officers, directors, or other representatives assumes any responsibility to their respective stockholders for the validity, reasonableness, accuracy, or completeness of this information, or gives any stockholder of Rovi, stockholder of TiVo or any other person any assurance as to, or has made or makes any representation to any stockholder or anyone else regarding, the unaudited prospective financial information, the estimated synergies set forth below or the possibility that actual results will differ materially from the unaudited prospective financial information or the estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information or the estimated synergies to reflect circumstances after the date the unaudited prospective financial information and estimated synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the unaudited prospective financial information and estimated synergies are shown to be in error. You are cautioned not to rely on the unaudited prospective financial information or the estimated synergies.

The unaudited prospective financial information and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. The projections do not purport to present operations in accordance with U.S. GAAP, and our independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. Rovi’s independent registered public accounting firm, which is listed as an expert in the section entitled “Experts,” and any other independent accountants, did not compile, examine or perform any procedures with respect to the projections or estimated synergies summarized below, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information and estimated synergies. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information or the estimated synergies and should not be seen to do so.

Although presented with numerical specificity, the unaudited prospective financial information and estimated synergies were prepared in accordance with variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Rovi, and which may prove not to have been, or to no longer be, accurate. The unaudited prospective financial information and estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information and estimated synergies include risks and uncertainties relating to Rovi’s and TiVo’s businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in this joint proxy statement/prospectus and in Rovi’s and TiVo’s reports filed with the SEC, and other factors described or referenced in the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

The unaudited prospective financial information and estimated synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Rovi’s and TiVo’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information and estimated synergies were prepared. In addition, the unaudited prospective financial information and estimated synergies do not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information and estimated synergies were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the unaudited prospective financial information and estimated synergies. The inclusion of this information should not be regarded as an indication that the Rovi board, the TiVo board, any of their advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results.

The unaudited prospective financial information and estimated synergies included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information and estimated synergies should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Rovi’s and TiVo’s respective public filings with the SEC.

The following table presents selected unaudited Rovi prospective financial information for the calendar years ending 2016 through 2019 prepared by Rovi management in connection with its evaluation of the mergers.

Case 1 assumes that Rovi does not enter into IP license renewal agreements with selected prior patent licensees during the period indicated.

Case 2 assumes that Rovi enters into IP license renewal agreements with selected prior patent licensees during calendar year 2016. Such assumption is modeled using a license rate that is consistent with recent renewal license rates.

	Rovi Management Forecasts for Rovi (Stand-Alone, Pre-Merger Basis)(1)
	(in millions, unaudited)
Case 1	2016	2017	2018	2019
Product	$233	$252	$266	$285
Intellectual Property	$274	$280	$328	$335
Adjusted EBITDA(2)	$202	$194	$245	$272

Case 2
Product	$233	$241	$246	$268
Intellectual Property	$349	$387	$447	$452
Adjusted EBITDA(2)	$277	$303	$351	$372

(1)	The projected financial data provided in this table has not been updated to reflect Rovi’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for fiscal 2017 or any other period.
(2)	“Adjusted EBITDA” is defined as operating income excluding depreciation, amortization of intangible assets, restructuring and asset impairment changes, equity-based compensation, retention earn-outs payable to former stockholders of businesses acquired and changes in contingent consideration, contested proxy election costs, changes in franchise tax reserves and transaction, transition and integration expenses.

Rovi’s management anticipates $100 million in annual cost synergies following the completion of the mergers, with 65% run rate achievement of such synergies expected within the first twelve months, 100% run rate achievement expected in the second full year after closing.

In connection with Rovi’s consideration of the mergers, TiVo’s management provided Rovi with summary selected unaudited prospective financial information. After review of this summary selected unaudited TiVo prospective financial information received from TiVo, Rovi’s management prepared an alternative version of this TiVo prospective financial information, based on assumptions deemed appropriate by Rovi’s management relating to TiVo’s business and operations for the years 2016 through 2019. We refer to these projections as the “Adjusted TiVo Forecasts.”

The Adjusted TiVo Forecasts were utilized to assist the Rovi board in its evaluation of the quantitative and strategic rationale for the mergers. Rovi also provided the Adjusted TiVo Forecasts to its financial advisor for use in connection with the delivery of its financial analyses described in the section titled “—Opinion of Financial Advisor to Rovi.” The following table presents the Adjusted TiVo Forecasts (all figures are unaudited and in millions) for the calendar years ending 2016 through 2019:

	2016	2017	2018	2019
Product Revenue	$250	$256	$243	$269
Licensing Revenue	$104	$93	$38	$30
Adjusted EBITDA(1)	$31	$87	$38	$62

(1)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, adjusted for stock-based compensation expense and one-time items identified by Rovi management, and is a non-U.S. GAAP financial measure.

Interests of Officers and Directors in the Mergers

Interests of TiVo Directors and Executive Officers in the Mergers

In considering the recommendation of the TiVo board that you vote to adopt the merger agreement, you should be aware that TiVo’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of TiVo’s stockholders generally. The TiVo board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the merger agreement and approve the TiVo merger and to recommend that you vote in favor of adopting the merger agreement.

Stock Options and Other Stock-Based Awards

Except as discussed below, outstanding TiVo stock options, restricted stock awards, restricted stock awards subject to performance-based vesting or lapse restrictions (referred to below as performance stock awards) and restricted stock unit awards will generally be assumed by New Parent and converted from a right to acquire TiVo common stock into a right to acquire New Parent common stock, on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such TiVo award immediately prior to the effective time of the TiVo merger. For a detailed discussion of the conversion of TiVo equity awards, see “The Merger Agreement—Treatment of TiVo Stock Options and Other Stock-Based Awards.”

Accelerated Vesting for TiVo Board Members and Non-Continuing Service Providers

TiVo stock options and TiVo restricted stock awards held by members of the TiVo board or by individuals who will not be continuing employees or outside consultants with TiVo or New Parent immediately following the closing, will not be assumed by New Parent. Under the terms of the applicable TiVo equity plan, if an acquiror does not assume outstanding unvested awards, then any outstanding awards held by individuals who remain active service providers of TiVo as of the completion of the TiVo merger will accelerate in full. Such awards will be canceled in exchange for the same per share payment paid to holders of TiVo common stock, after deduction any per share exercise price in the case of TiVo stock options, and less any amount required to be withheld.

Treatment of Performance-Based Awards

Certain TiVo employees, including Naveen Chopra, Dan Phillips, Matthew Zinn and Pavel Kovar, hold TiVo performance stock awards that vest only upon achievement of certain milestones related to the value of TiVo’s common stock. Upon the completion of the TiVo merger, such awards will be converted into time-based restricted stock awards denominated in shares of New Parent common stock, and covering a number of shares assuming target-level performance (the “New Parent Converted Restricted Stock Awards”), provided that the holder remains employed through the consummation of the TiVo merger. Each such New Parent Converted Restricted Stock Award will be subject to vesting in three equal annual installments that will be deemed to commence as of the original grant date of such award by TiVo. As a result, two-thirds of the shares underlying TiVo performance stock awards granted in 2014, and one-third of the shares underlying TiVo performance stock awards granted in 2015, will effectively accelerate and be deemed vested as of the consummation of the TiVo merger.

Summary of Stock-Based Holdings

Based upon equity award holdings as of July 22, 2016, the number of TiVo stock options and other stock-based awards held by the executive officers and the non-employee directors is as follows:

	Stock Options
Name	Number	Weighted Average Exercise Price	Restricted Stock	Performance Stock (1)	RSUs (2)
Naveen Chopra CFO, Interim CEO	60,323	$7.92	239,984	169,187	14,160

Charles (Dan) Phillips SVP, COO	88,563	$7.65	136,000	138,000	0

Matthew Zinn SVP, GC and Chief Privacy Officer	296,822	$7.60	154,396	139,187	0

Pavel Kovar CAO	8,751	$8.60	120,000	80,000	65,000

Peter Aquino, Director	35,685	$9.48	15,504	0	0

William Cella, Director	25,000	$8.98	15,504	0	0

Jeff Hinson, Director	52,292	$8.68	15,504	0	0

Dan Moloney, Director	0	N/A	22,077	0	0

Thomas S. Rogers, Director	1,483,818	$7.11	7,162	0	433,946	(3)

Wendy Webb, Director	0	N/A	7,992	0	20,278

David Yoffie, Director	25,000	$10.70	15,504	0	0

(1)	Pursuant to the merger agreement, performance stock awards are assumed by New Parent and converted into time-based stock awards denominated in shares of New Parent common stock, assuming achievement of target-level performance with respect to the performance period applicable thereto, with such time-based vesting deemed to have commenced as of the grant date of the underlying TiVo award and subject to vesting in three equal annual installments.
(2)	Amounts reflect both stock and cash-settled restricted stock units.
(3)	These restricted stock units vested on February 9, 2016, but will not be released to Mr. Rogers until the six-month anniversary of such date.

Transaction Bonus Payment

Upon the completion of the TiVo merger Pavel Kovar would receive a one-time cash bonus in the amount of $325,000, less applicable taxes and withholdings, payable 50% promptly upon closing and 50% on the six month anniversary of the closing. Mr. Kovar must be actively employed on the scheduled payout dates to be eligible for each tranche, provided that each tranche is subject to 100% acceleration if Mr. Kovar experiences a “Payment Termination” (as defined in the Change of Control Terms and Conditions Agreement between Mr. Kovar and TiVo) prior to its respective payment date.

Retention Arrangement

On July 29, 2016, Rovi and Dan Phillips entered into a letter agreement that will become effective as of the closing of the TiVo merger. Under such letter agreement, Rovi (on behalf of New Parent) agrees to provide Mr. Phillips with certain retention benefits in lieu of the benefits under his existing change of control terms and conditions agreement with TiVo, if he agrees to (i) remain employed with TiVo and serve as the Executive Vice President, Worldwide Engineering of TiVo, Inc., following the closing of the TiVo merger and through March 31, 2018, (ii) waive any rights to claim a “Good Reason” for resignation under his change of control terms and conditions agreement with TiVo, or a “Constructive Termination” from TiVo under TiVo’s 1999 Equity Incentive Plan and 2008 Equity Incentive Award Plan, (iii) terminate the at-will employment agreement between Mr. Phillips and TiVo dated March 1, 2016, and (iv) amend the definition of “Cause” under his change of control terms and conditions agreement with TiVo.

The new retention benefits provided under the Letter Agreement are as follows: (i) guaranteed annual bonus payments for calendar years 2016 and 2017 equal to 100% of his current annual base salary, (ii) a prorated bonus covering January 1 through March 31, 2018, based on 100% of his current annual base salary, subject to his execution of a release agreement; (iii) cash payments equal to an aggregate of in an aggregate amount of $1,404,540, which represents an accelerated payment of the lump sum payment that would otherwise be payable to Mr. Phillips upon a qualifying termination under his existing change of control terms and conditions agreement, payable along the following schedule: 25% on the next payroll date following at the closing of the TiVo merger, 25% upon the 6-month anniversary of the closing of the TiVo merger, and 50% on the next payroll date following March 31, 2018 (the “CiC Cash Payments”); (iv) following his March 31, 2018, scheduled termination date, a lump sum cash payment equal to $1,638,630, which is equal to 175% of his current annual base salary (the “Lump Sum Payment”); (v) continued vesting of existing equity awards granted on or prior to April 12, 2016, and 100% accelerated vesting of any remaining unvested portion of such awards on March 31, 2018; and (vi) 18 months’ worth of post-employment health and welfare benefits coverage.

If Mr. Phillips is terminated without Cause (as defined in the letter agreement with Rovi) following the closing of the TiVo merger and prior to March 31, 2018, he will be entitled to receive the following severance benefits: (1) a prorated portion of his annual bonus for the year of termination; (2) payment of any then-unpaid CiC Cash Payments; (3) the Lump Sum Payment; (4) 100% accelerated vesting of any remaining unvested portion of any assumed TiVo equity awards; and (5) 18 months’ worth of post-employment health and welfare benefits coverage. Similarly, if his employment is terminated by reason of death or Disability (as defined in his change of control terms and conditions agreement with TiVo) following the closing of the TiVo merger and prior to March 31, 2018, he will be entitled to only the benefits in (2), (4) and (5) above. If such employment termination is for Cause, he will be entitled to only the benefits in (4) and (5) above. If Mr. Phillips voluntarily resigns, no benefits are payable under the agreement.

Change of Control Severance Terms and Conditions

Pursuant to the terms of change of control severance terms and conditions agreements (“Change of Control Agreements”) between TiVo and certain of its executives, if within 13 months following the completion of the TiVo merger, such an executive’s employment is involuntarily terminated by TiVo or Rovi for any reason other than for “Cause” (as defined below) or due to a “disability” (defined as absence from full-time work for six (6) consecutive months) or by the executive officer for “Good Reason” (as defined below), the executive will be entitled to a lump sum payment equal to a percentage of his or her annual base salary and targeted annual bonus, which percentage is 150% for the Executive Vice Presidents and Senior Vice Presidents and 100% for the Vice

Presidents. In addition, all equity awards (including such stock awards that are subject to performance-based vesting restrictions, except as otherwise specifically stated in such grant) held by the terminated executive officer or vice president will become vested and any restrictions on that specified percentage of shares granted to the executive officer or vice president will immediately lapse.

In addition, TiVo has agreed to provide the following benefits to any terminated executive officer or vice president: (i) continued directors’ and officers’ liability insurance for a period of six years not to exceed one hundred fifty percent (150%) of the per annum rate of premium currently paid by TiVo for the insurance; and (ii) medical benefits for a period not to exceed 12 months for Vice Presidents and 18 months for Senior Vice Presidents.

For purposes of the Change of Control Agreements, “Cause” means (a) the executive’s willful and continued failure to substantially perform his or her duties with TiVo (other than any such failure resulting from incapacity due to physical or mental illness or any such actual or anticipated failure after such executive’s issuance of a Notice of Termination (as defined in such executive’s Change of Control Agreement) for Good Reason (as defined below), after a written demand for substantial performance is delivered to such executive by the TiVo board, which demand specifically identifies the manner in which the TiVo board believes that the executive has not substantially performed his or her duties, (b) such executive’s willful and continued failure to substantially follow and comply with the specific and lawful directives of the TiVo board, as reasonably determined by the TiVo board (other than any such failure resulting from incapacity due to physical or mental illness or any such actual or anticipated failure after such executive’s issuance of a Notice of Termination for Good Reason), after a written demand for substantial performance is delivered to such executive by the TiVo board, which demand specifically identifies the manner in which the TiVo board believes that such executive has not substantially performed his or her duties, (c) such executive’s willful commission of an act of fraud or dishonesty resulting in material economic or financial injury to TiVo, or (d) such executive’s conviction of, or entry of a guilty or no contest plea to, the commission of a felony involving moral turpitude. For purposes of this definition, no act, or failure to act, on an executive’s part shall be deemed “willful” unless done, or omitted to be done, by such executive not in good faith.

For purposes of the Change of Control Agreements, “Good Reason” means the occurrence, after a “Change in Control” (as defined in the Change of Control Agreements, which the TiVo merger will constitute), of any one or more of the following events without the executive’s prior written consent, unless TiVo (or its successor) fully corrects the circumstances constituting Good Reason (provided such circumstances are capable of correction) prior to the Date of Termination (as defined in the Change of Control Agreements): (a) a material reduction in the nature or scope of such executive’s responsibilities, or the assignment to such executive of duties that are materially inconsistent with such executive’s position (in each case as compared to such executive’s responsibilities, duties or position immediately prior to the Change in Control); (b) TiVo’s (or its successor’s) reduction of such executive’s annual base salary or bonus opportunity, each as in effect on the date hereof or as the same may be increased from time to time; (c) the relocation of TiVo’s (or its successor’s) offices at which such executive is principally employed immediately prior to the date of the Change in Control such that such executive’s one-way daily commute from such executive’s principal residence to TiVo’s (or its successor’s) offices at which such executive is principally employed is increased by more than 50 miles; (d) TiVo’s (or its successor’s) failure to pay to such executive any portion of such executive’s then current compensation or any portion of an installment of deferred compensation under any deferred compensation program of TiVo (or its successor), in each case within 7 days of the date such compensation is due; (e) TiVo’s (or its successor’s) failure to continue in effect compensation and benefit plans which provide such executive with benefits which are no less favorable on an aggregate basis, both in terms of the amount of benefits provided and the level of such executive’s participation relative to other participants, to the benefits provided to such executive under TiVo’s (or its successor’s) compensation and benefit plans and practices immediately prior to the Change in Control; (f) TiVo’s (or its successor’s) failure to obtain a satisfactory agreement from any successor to assume and agree to perform the Change of Control Agreement, as provided therein; or (g) any purported termination of such executive’s employment that is not effected pursuant to a Notice of Termination pursuant to the terms of the

Change of Control Agreement. Such executive’s right to terminate such executive’s employment for Good Reason shall not be affected by such executive’s incapacity due to physical or mental illness.

Assuming that the TiVo merger was completed and the employment of each executive officer was terminated on July 22, 2016, each executive officer would receive approximately the amounts set forth in the table below, based on a $9.72 share price of TiVo common stock, which is the average closing market price of TiVo’s common stock over the first five business days following the April 28, 2016 public announcement of the merger agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. As a result, the actual amounts, if any, to be received by an executive officer may materially differ from the amounts set forth below:

Name	Total Non-Equity Related Cash Severance and Other Payments (1)	Total Equity- Related Cash Severance (2)	Benefits Continuation
Naveen Chopra CFO, Interim CEO	$1,377,000	$3,677,377	$50,400

Charles (Dan) Phillips SVP, COO	$1,404,540	$1,885,680	$50,400

Matthew Zinn SVP, GC and Chief Privacy Officer	$1,404,540	$2,076,027	$50,400

Pavel Kovar CAO	$937,500	$1,927,800	$33,600

(1)	Pursuant to the terms of Change of Control Agreements between TiVo and certain of its executives, this payment corresponds to a potential a lump sum payment equal to a percentage of each such executive’s annual base salary and targeted annual bonus, which percentage is 150% for the Executive Vice Presidents and Senior Vice Presidents and 100% for the Vice Presidents. Furthermore, as described under the heading “Interests of Officers and Directors in the Mergers—Interests of TiVo Directors and Executive Officers in the Mergers—Transaction Bonus Payment,” upon completion of the TiVo merger Mr. Kovar would also receive a transaction bonus payment of $325,000, payable in two equal installments, on the closing date of the TiVo merger and the six-month anniversary of such closing date.
(2)

Pursuant to the terms of Change of Control Agreements between TiVo and certain of its executives, all equity awards (including such stock awards that are subject to performance-based vesting restrictions, except as otherwise specifically stated in such grant) held by terminated executives will become vested and any restrictions on that specified percentage of shares granted to the executives will immediately lapse, provided that with respect to the terms of the performance share awards granted in April 2016, if any of the executives experiences a qualifying termination without Cause or for Good Reason (as such terms are described above) and such termination occurs following the completion of the TiVo merger and within the first six months following the April 2016 grant date, which would be the case in the event of a July 22, 2016 closing, such grants shall be entitled to no greater than 12 months’ accelerated vesting, or, in the case of Mr. Chopra, no greater than accelerated vesting of 62.5% of the shares subject to such award. The following table states the executive officers’ equity related cash severance in greater detail (assuming change in control value of stock options and restricted stock units at a $9.72 stock price, which is the average closing market price of TiVo’s common stock over the first five business days following the April 28, 2016 public announcement of the merger agreement):

Name	Stock Options	Restricted Stock Awards	Performance Share Awards	RSUs	Total
Naveen Chopra CFO, Interim CEO	$0	$1,982,724	$1,557,018	$137,635	$3,677,337
Charles (Dan) Phillips SVP, COO	$0	$699,840	$1,185,840	$0	$1,885,680
Matthew Zinn SVP, GC and Chief Privacy Officer	$0	$878,649	$1,197,378	$0	$2,076,027
Pavel Kovar CAO	$0	$648,000	$648,000	$631,800	$1,927,800

Non-Employee Director Awards

Assuming that the TiVo merger was completed on July 22, 2016, pursuant to the terms of the merger agreement, each non-employee director would receive approximately the amounts set forth in the table below, based on a $9.72 share price of TiVo common stock, which is the average closing market price of TiVo’s common stock over the first five business days following the April 28, 2016, public announcement of the merger agreement; provided, that the portion of Mr. Rogers’ RSUs that are cash settled are based on a share price of $7.98, which was the price on January 29, 2006, the date his employment terminated. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions occurring before completion of the TiVo merger. As a result, the actual amounts, if any, to be received by non-employee directors may materially differ from the amounts set forth below:

Name	Stock Options	Restricted Stock Awards	Performance Share Awards	RSUs	Total
Peter Aquino, Director	$0	$150,669	$0	$0	$150,669
William Cella, Director	$0	$150,669	$0	$0	$150,669
Jeff Hinson, Director	$0	$150,669	$0	$0	$150,669
Dan Moloney, Director	$0	$214,588	$0	$0	$214,588
Thomas S. Rogers, Director	$0	$69,615	$0	$3,880,489	$3,950,104
Wendy Webb, Director	$0	$77,682	$0	$197,102	$274,784
David Yoffie, Director	$0	$150,699	$0	$0	$150,699

Compensation Actions between Signing of Merger Agreement and Completion of Merger

Under the terms of the merger agreement, TiVo may take certain compensation actions prior to the completion of the TiVo merger that will affect its executive officers and directors, including the following actions: (i) TiVo may grant new equity awards to new hires located in the United States with a job level at the Senior Director level and below, and subject to certain equity grant guidelines agreed upon between Rovi and TiVo prior to the merger agreement’s effective date; (ii) as part of TiVo’s annual review process, effective as of July 1, 2016, TiVo may increase the salaries of certain employees below the Vice President level, up to an aggregate increase of no greater than 2.0% of the salaries of such employees as of the date hereof; and (iii) as part of TiVo’s normal business practice, TiVo may promote employees below the Director level (including promotions of senior managers to Directors), provided that no such employee (A) is subject to a Change in Control Agreement or (B) would, in connection with such promotion, become party to a Change in Control Agreement.

Continuing Services as Director for New Parent Board

The New Parent board after the mergers is expected to include a number of directors from the current TiVo board. It is currently expected that the compensation to be paid to outside directors of New Parent will be substantially similar to the compensation paid to Rovi directors immediately prior to the effective time of the Rovi merger. For a discussion of the New Parent board, see “The Mergers—New Parent’s Board of Directors and Management after the Mergers.”

Indemnification and Insurance

Pursuant to the merger agreement, TiVo may obtain and fully pay for “tail” insurance policies with a claims period of no more than 6 years from and after the TiVo merger from an insurance carrier with the same or better credit rating as TiVo’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not materially more favorable than TiVo’s existing policies with respect to matters existing or occurring at or prior to the TiVo merger (including with respect to acts and omissions occurring in connection with the merger agreement or the mergers) and, if such policies have been obtained, New Parent shall, and shall cause the surviving corporation to maintain such policies in full force and effect after the TiVo merger; provided, however, that in no event shall New Parent, TiVo or Rovi expend for such “tail” policies a premium amount greater than the product of the cost of the annual premium of TiVo’s policy in existence as of the date of the merger agreement multiplied by the number of years covered by such “tail” policy. New Parent shall cause each of Rovi and if, as of the TiVo merger’s effective time, TiVo shall not have obtained the “tail” policies described in the previous sentence, the “TiVo Surviving Corporation” (as defined in the merger agreement), as the case may be, to provide the current and former directors and officers of TiVo and Rovi with an insurance and indemnification policy (from an insurance carrier or insurance carriers with the same or better credit rating as the current insurers) that provides directors’ and officers’ liability insurance and fiduciary liability insurance for events, acts and omissions occurring at or prior to the TiVo merger for an aggregate period of no less than 6 years from the TiVo merger that is not materially less favorable than each party’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event shall New Parent or the TiVo Surviving Corporation be required to expend for such policies an annual premium amount greater than 300% of TiVo’s policy in existence as of the date of the merger agreement.

Interests of Rovi Directors and Executive Officers in the Mergers

In considering the recommendation of the Rovi board with respect to the proposal to adopt the merger agreement, Rovi stockholders should be aware that executive officers and directors of Rovi have certain interests in the mergers that may be different from, or in addition to, the interests of Rovi stockholders generally. These interests include the following:

Continuing Services as Director for New Parent Board

The New Parent board after the mergers is expected to include a number of directors from the current Rovi board. The Rovi board presently consists of eight directors, including Rovi’s Chief Executive Officer. It is currently expected that the compensation to be paid to outside directors of New Parent will be substantially similar to the compensation paid to Rovi directors immediately prior to the effective time of the Rovi merger. For a discussion of the New Parent board, see “—New Parent’s Board of Directors and Management after the Mergers.”

Rovi non-employee directors who are not appointed to the New Parent board will terminate their service on the Rovi board in connection with the mergers. Each terminating director will be entitled to a prorated portion of his or her quarterly retainer payment if such termination occurs prior to the end of a quarter, but will not be entitled to any accelerated vesting of then-unvested equity awards.

Stock Options and Other Stock-Based Awards

Except as discussed below under the heading “—Change of Control Severance Terms and Conditions,” outstanding Rovi stock options, restricted stock awards and restricted stock unit awards will generally be assumed by New Parent and converted from a right to acquire Rovi common stock into a right to acquire New Parent common stock, on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Rovi award immediately prior to the effective time of the Rovi merger. For a detailed discussion of the conversion of Rovi equity awards, see “The Merger Agreement—Treatment of Rovi Stock Options and Other Stock-Based Awards.”

Summary of Stock-Based Holdings

Based upon equity award holdings as of July 22, 2016, the number of Rovi stock options and other stock based awards held by our executive officers and our non-employee directors is as follows:

	Stock Options

Name	Number	Weighted Average Exercise Price	Restricted Stock	RSUs
Thomas Carson CEO	879,089	$26.89	203,163	268,982

Peter Halt CFO	160,195	$24.02	74,909	85,594

John Burke COO	124,661	$24.07	82,500	106,285

Pamela Sergeeff EVP, GC and Corporate Secretary	58,297	$24.50	47,500	61,146

Alan L. Earhart, Director	45,000	$44.54	10,296	—

Eddy W. Hartenstein, Director	—	—	48,087	—

N. Steven Lucas, Director	—	—	27,105	—

Andrew K. Ludwick, Director	—	—	—	—

James E. Meyer, Director	45,000	$44.54	10,296	—

James P. O’Shaughnessy, Director	—	—	—	—

Ruthann Quindlen, Director	15,000	$57.63	10,296	—

Raghavendra Rau, Director	—	—	28,698	—

Glenn W. Welling, Director	—	—	28,698	—

Change of Control Severance Terms and Conditions

Rovi has entered into an executive severance and arbitration agreement with each of its named executive officers that provides for certain “double trigger” severance benefits upon a qualifying termination of employment following a change in control of Rovi. Mr. Carson and Ms. Sergeeff have entered into letter agreements with Rovi whereby each have agreed that the mergers will not qualify as a “change in control” as defined in such agreements.

Pursuant to the executive severance and arbitration agreement with John Burke, if Rovi or a successor (including New Parent) terminates Mr. Burke’s employment without “Cause”, and other than as a result of Mr. Burke’s death or disability, or Mr. Burke resigns for “Good Reason” (in each case as defined therein)

(referred to hereafter as a qualifying termination) within 90 days prior to or within 12 months following a change in control of Rovi (referred to hereafter as the change in control period), he will be entitled to receive the following severance benefits: salary continuation and continued welfare benefits coverage for up to 12 months, a lump sum payment equal to 100% of his target bonus, and full accelerated vesting of equity-based compensation (including equity awards that are subject to performance-based vesting).

Pursuant to the executive severance and arbitration agreement with Peter Halt, if he experiences a qualifying termination within the change in control period, such executive will be entitled to receive severance benefits in the form of salary continuation and continued welfare benefits coverage for up to 12 months, and full accelerated vesting of equity-based compensation (including equity awards that are subject to performance-based vesting).

Under each executive severance and arbitration agreement, severance benefits are conditioned on the executive complying with an employee non-solicitation covenant, and the execution of a general release of claims in the case of Mr. Burke. If the executive commences new employment with compensation that is substantially comparable to his salary continuation severance, then such salary continuation will cease on the later of the date that is 6 months following the executive’s termination date and his or her start date with such new employer. In addition, if such executive obtains substantially comparable welfare benefits coverage from another entity prior to the end of executive’s 12-month severance period, the executive’s welfare benefit continuation severance will cease as of the date such new coverage is obtained. Severance benefits also cease upon employment of an executive by a company that Rovi reasonably believes is a competitor.

Assuming that the Rovi merger was completed and the employment of each Rovi executive officer was terminated on July 22, 2016, each executive officer would receive approximately the amounts set forth in the table below, based on a $16.21 share price of Rovi common stock, which is the average closing market price of Rovi’s common stock over the first five business days following the April 28, 2016 public announcement of the merger agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions occurring before completion of the Rovi merger. As a result, the actual amounts, if any, to be received by an executive officer may materially differ from the amounts set forth below:

Name	Total Non-Equity Related Cash Severance	Total Equity- Related Cash Severance	Benefits Continuation
John Burke COO	$831,250	$3,060,205	$20,062

Peter Halt CFO	$413,751	$2,703,067	$19,974

Indemnification and Insurance

Under the merger agreement, New Parent has agreed, following the effective times of the mergers, to indemnify and exculpate (and advance expenses to), each present and former director, officer or employee of Rovi and its subsidiaries against any costs or expenses arising out of matters existing or occurring at or prior to (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective times of the mergers, including the transactions contemplated by the merger agreement. New Parent has also agreed to continue all rights to exculpation or indemnification provided for in the organizational documents of Rovi in favor of the current or former directors or officers of Rovi. Further, New Parent has agreed, subject to certain limitations, to cause the surviving corporations in the Rovi merger and TiVo merger to maintain, for six years after the effective times of the mergers, directors’ and officers’ liability insurance and fiduciary liability insurance that is not materially less favorable to the current and former directors and officers than such party’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event will Rovi or TiVo’s surviving corporation be required to expend for such policies an annual premium amount greater than 300% of TiVo’s existing policy. For a discussion of these interests, see “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance.”

New Parent’s Board of Directors and Management after the Mergers

Board of Directors

Rovi and New Parent will, prior to the closing date and effective as of immediately following the closing date, set the size of the New Parent board to a number no less than eight and no more than 11 directors. That decision will be made by the Rovi board (and, as a technical matter, by the New Parent board), following a recommendation of Rovi’s Corporate Governance and Nominating Committee. It is expected that the decision will be made prior to the consummation of the mergers. If the New Parent board size is set at (i) eight or nine directors, two individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be appointed to the New Parent board or (ii) 10 or 11 directors, three individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be appointed to the New Parent board. As of the date of this joint proxy statement/prospectus, no determination has been made as to the identity or number of the Rovi or TiVo directors who will be appointed to the New Parent board.

Assuming that the mergers are consummated prior to New Parent’s 2017 annual stockholders meeting, the initial term of the New Parent directors will end with New Parent’s annual stockholders meeting in 2017. Thereafter, the directors will serve for one-year terms.

Committees of the New Parent Board of Directors

Upon completion of the mergers, it is expected that the New Parent board will have the following three committees: Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The principal function of the Audit Committee will be to assist the New Parent board in its oversight responsibilities relating to our financial accounting, reporting and controls. The principal functions of the Compensation Committee will be to review and approve our incentive compensation programs for all executive-level direct reports of the chief executive officer and review and recommend the annual compensation for the chief executive officer to the New Parent board for approval. The principal functions of the Corporate Governance and Nominating Committee will be to advise and make recommendations to the New Parent board on matters concerning corporate governance, review potential or actual conflicts of interest involving members of the New Parent board, help identify, evaluate and recruit candidates to fill vacancies on the New Parent board, identify the nominees for election to the New Parent board at the annual meeting of stockholders and oversee the annual evaluation of members of and performance of the New Parent board and its committees. Each committee will be composed entirely of directors deemed to be, in the judgment of the Rovi board, independent in accordance with listing standards of the NASDAQ.

Management

Rovi has determined that, upon completion of the mergers, the officers of Rovi immediately before the effective time of the Rovi merger will be the officers of New Parent.

Compensation of Directors and Other Management

New Parent has not yet paid any compensation to its directors and executive officers. It is currently expected that the compensation to be paid to directors and executive officers of New Parent will be substantially similar to the compensation paid to Rovi directors, executive officers or other managers immediately prior to the effective time of the Rovi merger.

Information concerning the compensation paid to, and the employment agreements with, the Chief Executive Officer and the other four most highly compensated executive officers of Rovi for the fiscal year ended December 31, 2015 is contained in Rovi’s proxy statement for its 2016 annual meeting of stockholders and is incorporated by reference in this joint proxy statement/prospectus. Information concerning the compensation paid to, and the employment agreements with, the Chief Executive Officer and the other four most highly compensated executive officers of TiVo for the fiscal year ended January 31, 2016 is contained in TiVo’s proxy statement for its 2016 annual meeting of stockholders and is incorporated by reference in this joint proxy statement/prospectus.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion and Exchange of TiVo Common Stock

The conversion of shares of TiVo common stock, other than the TiVo excluded shares, into the TiVo merger consideration will occur automatically at the effective time of the TiVo merger. As soon as reasonably practicable after the effective time of the TiVo merger, New Parent’s exchange agent will mail a letter of transmittal to each holder of record of a certificate that had represented shares of TiVo common stock whose shares of TiVo common stock were converted into the right to receive the New Parent common stock portion of the TiVo merger consideration. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for surrendering the certificates in exchange for the TiVo merger consideration, including shares of New Parent common stock (which will be issued in non-certificated book entry form unless a physical certificate is requested), the right to receive the cash portion of the TiVo merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of New Parent common stock. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. TiVo stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the TiVo merger, shares of TiVo common stock will no longer be outstanding and cease to exist, until surrendered, and each certificate that previously represented shares of TiVo common stock will represent only the right to receive the TiVo merger consideration as described above.

Until holders of certificates previously representing TiVo common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions, if any, on the shares of New Parent common stock into which those shares have been converted with a record date after the effective time of the TiVo merger. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on shares of New Parent common stock with a record date after the effective time of the TiVo merger and a payment date on or prior to the date of surrender, without interest.

Any holder of book entry shares of TiVo common stock will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the TiVo merger consideration that such holder is entitled to receive pursuant to the merger agreement.

In lieu thereof, each holder of record of one or more book entry shares of TiVo common stock whose shares of TiVo common stock will be converted into the right to receive the TiVo merger consideration will automatically, upon the effective time of the TiVo merger (or, at any later time at which such book entry share shall be so converted), be entitled to receive, and New Parent will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the TiVo merger, the TiVo merger consideration, including shares of New Parent common stock (which will be issued in non-certificated book entry form unless a physical certificate is requested), the right to receive the cash portion of the TiVo merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of New Parent common stock. The book entry shares of TiVo common stock held by such holder will be canceled.

TiVo stockholders will not receive any fractional shares of New Parent common stock pursuant to the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional New Parent common stock shares that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of

TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled (rounded to four decimal places) and (B) the average Rovi stock price.

New Parent, TiVo and the exchange agent will be entitled to deduct and withhold from the TiVo merger consideration otherwise payable to any holder of TiVo common stock any amounts required to be deducted and withheld under the Code, or under any provision of state, local or foreign tax law.

Conversion of Rovi Common Stock

The conversion of shares of Rovi common stock into shares of New Parent common stock will occur automatically at the effective time of the Rovi merger. All of the shares of Rovi common stock converted into New Parent common stock pursuant to the Rovi merger will cease to be outstanding and will cease to exist. As of the effective time of the Rovi merger, holders of Rovi common stock will be deemed to have received shares of New Parent common stock (without the requirement to surrender any certificate previously representing shares of Rovi common stock or issuance of new certificates representing New Parent common stock). Each certificate representing shares of Rovi common stock prior to the effective time of the Rovi merger will be deemed to automatically represent an equivalent number of shares of New Parent common stock.

Governmental and Regulatory Approvals

The mergers are subject to the requirements of the HSR Act, and expiration or termination of the waiting period under this Act is necessary to consummate the mergers. Rovi and TiVo each filed a Notification and Report Form pursuant to the HSR Act with the FTC and the DOJ with respect to the mergers. The DOJ and FTC granted early termination of the HSR waiting period on July 8, 2016.

The FTC and DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the mergers. Notwithstanding the grant of early termination, at any time before the mergers, the FTC or DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the mergers. In addition, private parties, as well as state and foreign governments, may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the mergers or other related transactions on antitrust grounds will not be made or, if such a challenge is made, of the result, including any delay or bar to the completion of the mergers.

The antitrust and competition laws of certain foreign countries often apply to transactions such as the mergers and notifications may be required when such laws are applicable. However, Rovi and TiVo do not believe that any such foreign antitrust filings are required in connection with the mergers, and accordingly, the obligations of Rovi and TiVo to consummate the mergers are not subject to conditions precedent related to any such foreign antitrust filings.

Other Governmental Approvals

Rovi and TiVo are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described in the section entitled “—Governmental and Regulatory Approvals.” It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Timing

Rovi and TiVo also cannot assure you that, despite the DOJ and FTC granting early termination of the waiting period under the HSR Act, as described above, the DOJ, the FTC or any state attorney general will not attempt to challenge the mergers on antitrust grounds and, if such a challenge is made, Rovi and TiVo cannot assure you as to its result or that the mergers will not be delayed.

Merger Expenses, Fees and Costs

All fees and expenses incurred by Rovi and TiVo in connection with the merger agreement and the related transactions will be paid by the party incurring those fees or expenses, including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a party and its affiliates and SEC and HSR filing fees. Under specified circumstances, Rovi or TiVo may be required to pay a termination fee of $36.6 million or $9.15 million (depending on the specific circumstances) if the mergers are not consummated. Notwithstanding the foregoing, in no event shall Rovi or TiVo, as applicable, reimburse the other party’s expenses or pay the other party the full amount of the termination fee more than once, nor will anyone be paid an aggregate amount pursuant to the termination fee provisions of the merger agreement in excess of the full amount of the termination fee. See “The Merger Agreement—Termination Fees; Expenses” beginning on page 181.

Litigation Relating to the Mergers

On July 14, 2016, alleged stockholders of TiVo Inc. filed a putative class action captioned Northern California Pipe Trades Trust Fund, et al. v. Peter Aquino, et al., Case Number 12560, in the Delaware Court of Chancery (the “Delaware Action”). The defendants are the five members of the TiVo board of directors who approved the Merger Agreement.

The complaint in the Delaware Action alleges that the defendants breached their fiduciary duties to TiVo’s stockholders by failing to disclose all material facts concerning the Proposed Transaction in the draft joint Proxy Statement/Prospectus filed on June 6, 2016, and as amended on July 8, 2016. The complaint in the Delaware Action seeks orders: declaring that the action is properly maintainable as a class action; declaring that the defendants breached their fiduciary duties; enjoining consummation of the Proposed Transaction unless and until full disclosure is made of all material information; awarding plaintiffs their costs and disbursements, including attorneys’, accountants’, and experts’ fees; and awarding such other and further relief as is just and equitable. Also on July 14, 2016, plaintiffs in the Delaware Action filed a motion for expedited proceedings. In that motion, plaintiffs requested expedited discovery and for a hearing on a motion for preliminary injunction to be heard on or before September 29, 2016. On July 25, 2016, the defendants filed an opposition brief with the court. The defendants believe the complaint is meritless and intend to defend the action.

Material United States Federal Income Tax Consequences

The following is a summary of (i) the material United States federal income tax consequences of the Rovi merger to U.S. holders (as defined below) of Rovi common stock and (ii) the material United States federal income tax consequences of the TiVo merger to U.S. holders of TiVo common stock. This summary does not discuss the United States federal income tax consequences of the mergers to persons who are not U.S. holders and does not address the tax consequences of any transaction other than the mergers.

This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All of the foregoing is subject to change, possibly with retroactive effect, and could affect the tax consequences described below. This summary deals only with Rovi common stock and TiVo common stock held as capital assets within the meaning of Section 1221 of the Code. This summary does not address all aspects of United States federal income taxation which may be relevant to particular Rovi stockholders or TiVo stockholders in light of their individual circumstances, such as stockholders subject to special tax rules including, without limitation, the following: persons that are subject to special expatriation rules; financial institutions; insurance companies; dealers or traders in securities or currencies or notional principal contracts; tax-exempt entities; 401(k) and other tax-free qualified plans; persons that hold their stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for United States federal income tax purposes; stockholders subject to the alternative minimum tax; stockholders subject to the Medicare contribution tax; regulated investment companies; real estate investment trusts; persons that own (or are deemed to own) five percent or more of the outstanding stock of Rovi or TiVo; partnerships and other pass-through entities and persons who hold common stock through such partnerships or other pass-through entities; persons that have a “functional currency” other than the U.S. dollar; and stockholders that acquired (or will acquire) common stock through exercise of employee stock options or otherwise as compensation, all of whom may be subject to United States federal income tax rules that differ significantly from those discussed below. Also, this discussion does not address United States federal income tax considerations applicable to holders of options or warrants to purchase Rovi, TiVo or New Parent common stock, or holders of debt instruments convertible into Rovi, TiVo or New Parent common stock.

This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the mergers. No rulings will be sought by New Parent, Rovi or TiVo from the Internal Revenue Service (“IRS”) with respect to the mergers, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences. We urge you to consult your tax advisor with respect to the particular U.S. federal, state and local or foreign tax consequences of the mergers to you.

For purposes of this discussion, the term “U.S. holder” means a Rovi stockholder or TiVo stockholder who, for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof;

•	a trust (1) the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person for United States federal income tax purposes; or

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds Rovi common stock or TiVo common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership, or a U.S. holder that is a partner in a partnership, holding Rovi common stock or TiVo common stock should consult its tax advisors regarding the U.S. federal income tax consequences of the mergers.

HOLDERS OF ROVI COMMON STOCK OR TIVO COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS.

The following discussion assumes that the mergers will be consummated as described in the merger agreement and this joint proxy statement/prospectus. The obligation of Rovi to consummate the Rovi merger is conditioned on the receipt by Rovi of an opinion from its counsel, Cooley, dated the effective date of the mergers, to the effect that (i) the exchange of Rovi common stock and TiVo common stock for New Parent common stock pursuant to the mergers, taken together, will qualify for United States federal income tax purposes as an “exchange” described in Section 351(a) of the Code and/or (ii) the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of TiVo to consummate the TiVo merger is conditioned on the receipt of an opinion from its counsel, Skadden, dated the effective date of the mergers, to the effect that the exchange of Rovi common stock and TiVo common stock for New Parent common stock pursuant to the mergers, taken together, will qualify for United States federal income tax purposes as an “exchange” described in Section 351(a) of the Code. Each opinion (each, a “Tax Opinion”) will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. In rendering the Tax Opinions, each counsel may require and rely upon representations and covenants including those contained in the certificates of officers of Rovi, TiVo, New Parent and others, which representations and covenants must remain true and accurate as of the effective time of the mergers. Based on such representations, covenants and assumptions, and assuming that they remain true and accurate as of the effective time of the mergers, (i) it is the opinion of Cooley that the exchange of Rovi common stock and TiVo common stock for New Parent common stock pursuant to the mergers, taken together, will qualify for United States federal income tax purposes as an “exchange” described in Section 351(a) of the Code and/or the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and accordingly, the U.S. federal income tax consequences of the mergers to U.S. holders of Rovi common stock are as described below under “United States Federal Income Tax Consequences to U.S. Holders of Rovi Common Stock,” and (ii) it is the opinion of Skadden that the exchange of Rovi common stock and TiVo common stock for New Parent common stock pursuant to the mergers, taken together, will qualify for United States federal income tax purposes as an “exchange” described in Section 351(a) of the Code, and accordingly, the U.S. federal income tax consequences of the mergers to U.S. holders of TiVo common stock are as described below under “United States Federal Income Tax Consequences to U.S. Holders of TiVo Common Stock—Exchange of TiVo Common Stock for a Combination of New Parent Common Stock and Cash.” If any of the representations, covenants or assumptions upon which the Tax Opinions are based is inaccurate, the United States federal income tax consequences of the mergers could differ from those described in the Tax Opinions. The Tax Opinions are not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the mergers. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Rovi merger and the TiVo merger, taken together, as an exchange described in Section 351(a) of the Code (or the qualification of the Rovi merger, taken alone, as a reorganization within the meaning of Section 368(a) of the Code) or that a court will not sustain such challenge. If the IRS were to successfully make such a challenge, the tax consequences could differ from those described in this joint proxy statement/prospectus.

United States Federal Income Tax Consequences to U.S. Holders of Rovi Common Stock

Assuming that the receipt of New Parent common stock in exchange for Rovi common stock pursuant to the Rovi merger, taken together with the receipt of New Parent common stock in exchange for TiVo common stock pursuant to the TiVo merger, qualifies as an “exchange” described in Section 351(a) of the Code and/or, taken alone, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Rovi common stock receiving New Parent common stock pursuant to the Rovi merger will not recognize gain or loss with respect to such receipt of New Parent common stock. The aggregate adjusted tax basis of the New Parent common stock the U.S. holder of Rovi common stock receives will be equal to the aggregate adjusted tax basis of the Rovi common stock the U.S. holder surrendered pursuant to the Rovi merger, and the holding period of the New Parent common stock will include the U.S. holder’s holding period of the Rovi common stock surrendered therefor.

United States Federal Income Tax Consequences to U.S. Holders of TiVo Common Stock

Exchange of TiVo Common Stock for a Combination of New Parent Common Stock and Cash

Assuming that the receipt of New Parent common stock in exchange for TiVo common stock pursuant to the TiVo merger, taken together with the receipt of New Parent common stock in exchange for Rovi common stock pursuant to the Rovi merger, qualifies as an “exchange” described in Section 351(a) of the Code, the material United States federal income tax consequences to a U.S. holder of TiVo common stock who receives both cash and New Parent common stock in the TiVo merger are determined under Section 351 of the Code which, in general, provides as follows:

•	gain (but not loss) will be recognized on the exchange of TiVo common stock for a combination of cash and New Parent common stock pursuant to the TiVo merger equal to the lesser of:

(1)	the excess of (i) the sum of the fair market value of the New Parent common stock and the amount of cash received by such U.S. holder of TiVo common stock in the TiVo merger over (ii) the U.S. holder’s tax basis in such U.S. holder’s TiVo common stock surrendered in the TiVo merger, and

(2)	the amount of cash received by such U.S. holder in the TiVo merger;

•	the aggregate adjusted tax basis of the New Parent common stock received in the TiVo merger will be equal to the aggregate adjusted tax basis of the TiVo common stock surrendered, reduced by the amount of cash such U.S. holder of TiVo common stock receives and increased by the amount of gain that such U.S. holder of TiVo common stock recognizes;

•	the holding period of the New Parent common stock received in the TiVo merger will include the holding period of the TiVo common stock exchanged for that New Parent common stock; and

•	in the case of a U.S. holder who acquired different blocks of TiVo common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of TiVo common stock, and the cash received will be allocated pro rata to each such block of stock.

A U.S. holder should consult with its tax advisor regarding the manner in which the above rules would apply to such U.S. holder.

The discussion above assumes that Section 304 of the Code is not applicable to the TiVo merger because former stockholders of TiVo who, in the aggregate, owned stock possessing at least 50% of the total combined voting power of all shares of TiVo, will not also own at least 50% of the total combined voting power of New Parent following the TiVo merger. U.S. holders of TiVo common stock should consult their own tax advisors regarding the possibility and consequences of the application of Section 304 of the Code to them.

Cash Instead of Fractional Shares

The tax treatment of cash received in lieu of a fractional share pursuant to the TiVo merger is not entirely certain. The receipt of cash in lieu of a fractional share of New Parent common stock may be treated as the receipt of cash in exchange for TiVo common stock in connection with the TiVo merger, which would be treated as described above under “United States Federal Income Tax Consequences to U.S. Holders of TiVo Common Stock.” It is possible, however, that the receipt of cash instead of fractional shares may be treated as if the U.S. holder received the fractional shares in the TiVo merger and then received the cash in a redemption of the fractional shares, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional shares and the U.S. holder’s tax basis allocable to such fractional shares.

Taxation of Capital Gain or Loss

Gain or loss recognized by a U.S. holder in connection with the TiVo merger will generally constitute capital gain or loss, and any such capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period is greater than one year as of the date of the TiVo merger. For non-corporate U.S. holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limits.

HOLDERS OF ROVI COMMON STOCK OR TIVO COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS AND APPLICABLE REPORTING REQUIREMENTS.

Accounting Treatment

The business combination will be accounted for as an acquisition by Rovi of TiVo, as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. In identifying Rovi as the acquiring entity, the companies took into account the relative outstanding share ownership, the composition of the governing body of the combined entity and the designation of certain senior management positions. As a result, the historical financial statements of Rovi will become the historical financial statements of New Parent. The assets acquired (including identifiable intangible assets) and liabilities assumed (including executory contracts and other commitments) of TiVo will be recorded at their respective fair values at the acquisition date and be added to those of Rovi. Any excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. In the rare event there is any excess of the fair value of the assets acquired and liabilities assumed over the purchase price, such excess will be recognized as a gain in earnings on the acquisition date by New Parent. Financial statements of New Parent issued after the mergers will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of TiVo. The results of operations of TiVo will be included in the results of operations of New Parent beginning on the effective date of the mergers. See “Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 51 for more information.

Appraisal Rights

TiVo Stockholders

Pursuant to Section 262, holders of shares of TiVo common stock who do not wish to accept the TiVo merger consideration may elect to have the “fair value” of their shares of TiVo common stock (exclusive of any element of value arising from the accomplishment or expectation of the mergers) judicially determined and paid in cash, together with interest, if any, to be paid upon the amount determined to be the fair value, in lieu of receiving the TiVo merger consideration. A TiVo stockholder may exercise these appraisal rights only by complying strictly with Section 262. Failure to follow precisely any of the statutory procedures may result in a termination or waiver of appraisal rights.

The following is a brief summary of the statutory procedures to be followed by holders of TiVo common stock in order to dissent from the TiVo merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete, and is qualified in its entirety by reference to Section 262, the full text of which is included as Annex F to this joint proxy statement/prospectus.

Any holder of TiVo common stock seeking to exercise its right to dissent from the TiVo merger and demand appraisal of its shares of TiVo common stock, or wishing to preserve its right to do so, should review carefully Section 262 and is urged to consult a legal advisor.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of TiVo common stock unless otherwise indicated. A person having a beneficial interest in shares of TiVo common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, if a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of TiVo’s special meeting, TiVo must, not less than 20 days prior to the special meeting, notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus constitutes such notice to the TiVo stockholders, and a copy of Section 262, as in effect with respect to the TiVo merger, is included as Annex F to this joint proxy statement/prospectus.

A TiVo stockholder wishing to exercise the right to demand appraisal under Section 262 must satisfy each of the following conditions. The stockholder must:

•	deliver a written demand for appraisal of its shares to TiVo before the taking of the vote with respect to the merger agreement at the TiVo special meeting. This demand will be sufficient if it reasonably informs TiVo of the stockholder’s identity and that the stockholder intends thereby to demand the appraisal of its shares. A proxy or vote against the TiVo merger will not constitute such a demand. The written demand for appraisal must be in addition to and separate from any proxy the stockholder delivers or vote the stockholder casts in person;

•	not vote in favor of adopting the merger agreement (voting against, abstaining from voting or not voting at all will satisfy this requirement) (a vote in favor of adopting the merger agreement, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal);

•	continue to hold his, her or its shares of TiVo common stock from the date of making the demand through the date upon which the TiVo merger becomes effective; and

•	file (or the surviving corporation in the TiVo merger must file) a petition in the Court of Chancery of the State of Delaware, which we refer to in this section as the Court of Chancery, requesting a determination of the fair value of the shares within 120 days after the date upon which the TiVo merger becomes effective. The surviving corporation in the TiVo merger is under no obligation to file any such petition if there are dissenting stockholders.

All written demands for appraisal should be mailed or delivered to:

TiVo Inc.

2160 Gold Street

San Jose, CA 95002

Attention: General Counsel

To be effective, a demand for appraisal rights must be executed by or for the stockholder of record who held such shares of TiVo common stock on the date of making the demand and who continuously holds such shares through the date upon which the TiVo merger becomes effective, fully and correctly, as such stockholder’s name appears on his, her or its stock certificate(s).

If the shares of TiVo common stock are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all of the owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record owner, such as a bank or broker, who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares of TiVo common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers or other nominees to determine appropriate procedures for making a demand for appraisal.

Within 10 days after the date upon which the TiVo merger becomes effective, the surviving corporation in the TiVo merger will give written notice of the date that the TiVo merger has become effective to each stockholder who satisfied the requirements of Section 262 and has not voted in favor of adopting the merger agreement.

Within 120 days after the date upon which the TiVo merger becomes effective, the surviving corporation in the TiVo merger, or any stockholder who has complied with Section 262 and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of TiVo common stock held by all the dissenting stockholders that have properly demanded appraisal. A person who is the beneficial owner of shares of TiVo common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Any dissenting stockholder desiring to file a petition is advised to file on a timely basis unless the dissenting stockholder receives notice that another stockholder of TiVo has already filed a petition. The failure to file a petition timely could nullify any previous written demand for appraisal. The surviving corporation in the TiVo merger is under no obligation to file any such petition if there are dissenting stockholders. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the date upon which the TiVo merger becomes effective, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the TiVo merger consideration. Any attempt to withdraw made more than 60 days after the effectiveness of the TiVo merger will require the written approval of the surviving corporation in the TiVo merger and no appraisal proceeding before the Court of Chancery as to any stockholder will be dismissed without the approval of the Court of Chancery, which approval may be conditioned upon any terms the Court of Chancery deems just. If the surviving corporation in the TiVo merger does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the TiVo merger consideration.

Within 120 days after the date upon which the TiVo merger becomes effective, any stockholder who has complied with Section 262 to that point in time shall be entitled to receive from TiVo, upon written request, a statement setting forth the aggregate number of shares of TiVo common stock not voted in favor of adopting the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of TiVo common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation in the TiVo merger the statement described in the previous sentence. Each written statement shall be mailed within 10 days after the stockholder’s written request for such statement is received by the surviving corporation in the TiVo merger or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving corporation in the TiVo merger. If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to the surviving corporation in the TiVo merger, such corporation shall, within 20 days after such service, file with the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreement as to the value of their shares has not been reached by such corporation. After giving notice to dissenting stockholders who demanded appraisal of their shares, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining which stockholders are entitled to an appraisal, the Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the date upon which the TiVo merger becomes effective through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the date upon which the TiVo merger becomes effective and the date of payment of the judgment. In determining fair value, the Court of Chancery is to take into account all relevant factors, including the rate of interest that the surviving corporation in the TiVo merger would have had to pay to borrow money during the pendency of the proceeding. The fair value of their shares as determined under Section 262 could be greater than, the same as, or less than the TiVo merger consideration.

The Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the surviving corporation in the TiVo merger to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the surviving corporation in the TiVo merger of the certificates representing such stock.

The costs of the proceedings may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ or expert witnesses’ fees. Upon application of a stockholder, the Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts.

Any stockholder who has demanded appraisal rights will not, from and after the date upon which the TiVo merger becomes effective, be entitled to vote shares subject to that demand for any purpose or to receive payment of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the date upon which the TiVo merger becomes effective; however, if no petition for appraisal is filed within 120 days after the date upon which the TiVo merger becomes effective, or if the stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the TiVo merger within 60 days after the date upon which the TiVo merger becomes effective, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the TiVo merger consideration pursuant to the merger agreement. Withdrawal of a demand for appraisal made more than 60 days after the date upon which the TiVo merger becomes effective may only be made with the written approval of the surviving corporation in the TiVo merger and, to be effective, must be made within 120 days after the date upon which the TiVo merger becomes effective.

Failure to strictly follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights, in which event dissenting TiVo stockholders will be entitled to receive the TiVo merger consideration with respect to their dissenting shares. In view of the complexity of the provisions of Section 262, any stockholder considering exercising its appraisal rights under Section 262 is urged to consult his, her or its own legal advisor.

Rovi Stockholders

Rovi stockholders are not entitled to an appraisal by a Delaware court of the fair value of such stockholder’s shares of Rovi common stock under Section 262.

Certain Contracts Between Rovi and TiVo

In connection with the mergers, on April 28, 2016, Rovi and TiVo entered into a letter agreement regarding TiVo’s transition from using metadata from Gracenote (formerly known as Tribune Media Services, Inc.), the current sole supplier of program guide data for the TiVo service, to using metadata from Rovi. Pursuant to the letter agreement, effective April 25, 2016, Rovi granted TiVo a non-transferable, non-exclusive license to use certain metadata products from Rovi in connection with the products and services of TiVo and its subsidiaries in the United States and Canada. The letter agreement obligates TiVo to pay Rovi an upfront fee, monthly fees based on the number of TiVo’s subscribers with set-top boxes that use Rovi’s metadata or a specified minimum amount, an ongoing fee for mapping services, monthly fees for the use of metadata by certain of TiVo’s subsidiaries and monthly fees for additional types of metadata requested by TiVo. The letter agreement provides that each of Rovi and TiVo will use its best commercial efforts to complete the metadata transition at the earliest practicable date. The term of the letter agreement expires on April 30, 2021. Either party may terminate the letter agreement upon the other party’s uncured material breach. In addition, TiVo may terminate the letter agreement for any reason upon 180 days’ prior written notice, subject to certain obligations to reimburse Rovi for costs incurred through the termination date if the termination occurs before April 25, 2017. Upon the expiration or termination of the letter agreement for any reason, subject to TiVo’s continued payment of fees and compliance with the letter agreement, TiVo may elect to continue using metadata from Rovi during a one-year wind-down period.

Restrictions on Sales of Shares by Certain Affiliates

The shares of New Parent common stock to be issued in connection with the mergers will be registered under the Securities Act of 1933, as amended (which we refer to as the Securities Act), and will be freely transferable under the Securities Act, except for shares of New Parent common stock issued to any person who is deemed to be an “affiliate” of Rovi or TiVo at the time of the applicable special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either Rovi or TiVo and may include our executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of New Parent common stock acquired in connection with the mergers except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

This joint proxy statement/prospectus does not cover resales of New Parent common stock by affiliates of Rovi, TiVo or New Parent.

Listing of New Parent Common Stock on the NASDAQ

It is a condition to the mergers that New Parent common stock be approved for listing on the NASDAQ, subject to issuance. Additionally, the effectiveness of the registration statement for the New Parent common stock is a condition to the completion of the mergers. It is expected that following the mergers, New Parent common stock will trade on the NASDAQ under the symbol “TIVO.”

Delisting and Deregistration of TiVo Common Stock and Rovi Common Stock

If the TiVo merger is completed, the TiVo common stock will be delisted from the NASDAQ and will no longer be registered under the Exchange Act. If the Rovi merger is completed, New Parent common stock will be substituted for Rovi common stock on the NASDAQ, and Rovi common stock will no longer be registered under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. They are not intended to provide any other factual information about Rovi, TiVo, New Parent and the Merger Subs or any of their respective subsidiaries or affiliates. That information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings made by Rovi, TiVo, or New Parent with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information” beginning on page 216. The representations, warranties and covenants contained in the merger agreement are made by Rovi, TiVo, New Parent and the Merger Subs only for the purposes of the merger agreement and were qualified and subject to certain limitations and exceptions agreed to by Rovi, TiVo, New Parent and the Merger Subs in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this joint proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Rovi, TiVo, New Parent and the Merger Subs or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Rovi, TiVo and New Parent will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Structure of the Mergers

The merger agreement provides, upon the terms and subject to the conditions thereof, for two separate mergers involving Rovi and TiVo, respectively. First, Rovi Merger Sub, a wholly owned subsidiary of New Parent, will merge with and into Rovi, with Rovi surviving the Rovi merger as a wholly owned subsidiary of New Parent. Second, immediately following the consummation of the Rovi merger, the merger agreement provides for the merger of TiVo Merger Sub, another wholly owned subsidiary of New Parent, with and into TiVo, with TiVo surviving the TiVo merger as a wholly owned subsidiary of New Parent. As a result of the mergers, both of the surviving entities of the Rovi merger and the TiVo merger will become wholly owned subsidiaries of New Parent. It is a condition to the mergers that New Parent common stock be approved for listing on the NASDAQ, subject to issuance.

Closing

Unless another time and place is agreed to by Rovi and TiVo, the closing will occur as soon as practicable after satisfaction or waiver of the conditions set forth in the merger agreement (but, in any event, within three business days), except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions. For a description of the conditions to the closing of the mergers, see the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 176.

Effective Times

The mergers will become effective at the respective time at which the applicable certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such other time agreed upon by TiVo and Rovi, in the case of the Rovi merger, or by TiVo and New Parent, in the case of the TiVo merger, and specified in the applicable certificate of merger. The certificates of merger for both the Rovi merger and the TiVo merger will be filed on the closing date, and the merger agreement provides that the TiVo merger will become effective immediately following consummation of the Rovi merger upon the filing of the certificate of merger for the TiVo merger or at such other time as TiVo and New Parent shall agree and specify in such certificate of merger.

Merger Consideration Received by Rovi Stockholders

At the effective time of the Rovi merger, each outstanding share of Rovi common stock, other than Rovi excluded shares, will be converted into one share of New Parent common stock (without the requirement for the surrender of any certificate previously representing any shares of Rovi common stock or issuance of new certificates representing New Parent common stock).

Merger Consideration Received by TiVo Stockholders

At the effective time of the TiVo merger, each outstanding share of TiVo common stock, other than TiVo excluded shares, will be converted into, subject to a two-way collar mechanism detailed below, the right to receive (i) the per share cash amount (as described below) and (ii) a number of validly issued, fully paid and non-assessable shares of New Parent common stock equal to the exchange ratio, which we refer to as the per share stock amount. Refer to the next page for a chart illustrating the above.

		Average Rovi Stock Price
		$14.00	$15.00	$16.00	$17.00	$18.00	$18.71	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00

No Cash Top-Up Election	Per Share Cash Amount	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75
	Per Share Stock Amount	6.96	7.45	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	8.27	8.59

	TiVo Merger Consideration	$9.71	$10.20	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$11.02	$11.34
	Exchange Ratio	0.4969x	0.4969x	0.4969x	0.4676x	0.4417x	0.4250x	0.4184x	0.3975x	0.3786x	0.3614x	0.3457x	0.3313x	0.3180x	0.3180x	0.3180x

With Cash Top-Up Election (1)	Per Share Cash Amount	$3.90	$3.90	$3.90	$3.48	$3.05	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75	$2.75
	Per Share Stock Amount	5.95	6.38	6.80	7.23	7.65	7.95	7.95	7.95	7.95	7.95	7.95	7.95	7.95	8.27	8.59

	TiVo Merger Consideration	$9.85	$10.28	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$10.70	$11.02	$11.34
	Exchange Ratio	0.4250x	0.4250x	0.4250x	0.4250x	0.4250x	0.4250x	0.4184x	0.3975x	0.3786x	0.3614x	0.3457x	0.3313x	0.3180x	0.3180x	0.3180x

				▼ Cash Top-Up Election Range

				▼ Collar Range

(1)	Assumes that Rovi elects the maximum permissible cash top-up at all prices below $18.71.

The average Rovi stock price is calculated under the merger agreement to be the average of volume weighted averages of the trading prices of Rovi common stock on the NASDAQ for each of the 15 consecutive trading days ending on (and including) the third complete trading day prior to the date on which the Rovi merger becomes effective.

The per share cash amount that each share of TiVo common stock will be converted into the right to receive, together with the fraction of a share of New Parent common stock that each share of TiVo common stock will be converted into the right to receive, is referred to as the TiVo merger consideration.

The value of the per share stock amount is calculated under the merger agreement based on the average Rovi stock price.

If the average Rovi stock price is greater than or equal to $18.71 and less than or equal to $25.00, the exchange ratio will be the quotient of (i) $7.95 divided by (ii) the average Rovi stock price, rounded to four decimal places. If the average Rovi stock price is greater than $25.00, the exchange ratio will be 0.3180.

If the average Rovi stock price is less than $18.71 but greater than or equal to $16.00, Rovi shall fix the exchange ratio as any fraction between 0.4250 and the quotient of (i) $7.95 divided by (ii) the average Rovi stock price, rounded to four decimal places. If the average Rovi stock price is less than $16.00, Rovi shall fix the exchange ratio as either 0.4969 or the fraction that Rovi would have selected had the average Rovi stock price been less than $18.71 but greater than or equal to $16.00.

The exchange ratio therefore depends on the following factors:

•	the average Rovi stock price; and

•	if the average Rovi stock price is less than $18.71, the exchange ratio elected by Rovi.

The per share cash amount will be $2.75 if the average Rovi stock price is greater than or equal to $18.71. If the average Rovi stock price is less than $18.71, the cash component of the TiVo merger consideration will be $10.70 minus the product of (A) the greater of (i) the average Rovi stock price and (ii) $16.00, multiplied by (B) the exchange ratio. The cash component of the TiVo merger consideration thus depends on the same factors that the exchange ratio depends on.

The per share cash amount will be no less than $2.75 and no more than $3.90, and the exchange ratio will be no less than 0.3180 and no more than 0.4969 shares of New Parent common stock.

The TiVo merger consideration is designed to be valued at $10.70 per share of TiVo common stock in total, provided that the average Rovi stock price is between $16.00 and $25.00. If the average Rovi stock price is below $16.00, the TiVo merger consideration per share of TiVo common stock is designed to be valued at $10.70 minus the product of (i) the exchange ratio and (ii) the amount by which the average Rovi stock price is less than $16.00. If the average Rovi stock price is above $25.00, the TiVo merger consideration per share of TiVo common stock is designed to be valued at $10.70 plus the product of (i) the exchange ratio and (ii) the amount by which the average Rovi stock price exceeds $25.00.

TiVo stockholders will not receive any fractional shares of New Parent common stock pursuant to the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional New Parent common stock shares that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled (rounded to four decimal places) and (B) the average Rovi stock price.

Treatment of TiVo Stock Options and Other Stock-Based Awards

TiVo Stock Options

Each TiVo stock option granted under any TiVo stock plan that is outstanding and unexercised immediately prior to the effective time of the TiVo merger, whether or not vested or exercisable (other than any TiVo stock option held by any person who is not either a covered employee or an employee of TiVo as of the date of the merger agreement who remains an active consultant of TiVo as of the effective time of the TiVo merger, which we refer to as a covered consultant), will be assumed by New Parent and will be converted into a stock option to acquire New Parent common stock, which we refer to as a New Parent stock option, entitling its holder to receive, upon exercise, a number of whole shares of New Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo common stock subject to such TiVo stock option and (ii) the sum of (A) the exchange ratio and (B) the quotient obtained by dividing (1) the per share cash amount by (2) the average Rovi stock price, which we refer to as the stock award exchange ratio. The New Parent stock option will have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of TiVo common stock of such TiVo stock option by (y) the stock award exchange ratio. The exercise price and the number of shares of New Parent common stock subject to the New Parent stock option will be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of TiVo stock options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

Each such New Parent stock option will continue to be subject to the same terms and conditions that applied to the TiVo stock option immediately prior to the effective time of the TiVo merger (but, taking into account any changes to such TiVo stock option provided for in the TiVo stock plans or award agreements or by reason of the merger agreement or the transactions contemplated thereby).

Outstanding TiVo stock options held by persons other than covered employees or covered consultants, whether vested or unvested, will not be assumed by New Parent and will (i) become exercisable in full immediately prior to the effective time of the TiVo merger for fully vested shares of TiVo common stock, and (ii) to the extent outstanding immediately prior to the effective time of the TiVo merger, be cancelled and automatically converted into the right to receive for each share of TiVo common stock subject to such TiVo stock option (A) (1) the per share cash amount, and (2) the per share stock amount minus (B) the exercise price of such TiVo stock option (the net amount of (A) minus (B), which we refer to as the per share option payment). In no event will any amount be payable in respect of any TiVo stock option if the exercise price payable in respect of a share of TiVo common stock subject to such TiVo stock option is equal to or exceeds the sum of the per share cash amount and the per share stock amount, and such TiVo stock option will be cancelled at the effective time of the TiVo merger.

TiVo Restricted Stock Awards and TiVo Performance Stock Awards

Each TiVo restricted stock award granted under any TiVo stock plan that is outstanding immediately prior to the effective time of the TiVo merger (other than any TiVo restricted stock award held by any person who is not either a continuing employee or a continuing consultant) will be assumed by New Parent and will automatically be converted into a restricted stock award denominated in shares of New Parent common stock, which we refer to as a New Parent restricted stock award. Each New Parent restricted stock award will cover that number of shares of New Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo common stock underlying such TiVo restricted stock award multiplied by (ii) the stock award exchange ratio. Each such New Parent restricted stock award will continue to be subject to substantially the same terms and conditions as applied to the TiVo restricted stock award immediately prior to the effective time of the TiVo merger (but, taking into account any changes to such TiVo restricted stock award provided for in the TiVo stock plans, in any award agreements or by reason of the merger agreement or the transactions contemplated thereby).

Each TiVo performance stock award granted under any TiVo stock plan that is outstanding immediately prior to the effective time of the TiVo merger, will automatically be assumed by New Parent and will be converted into a time-based restricted stock award denominated in shares of New Parent common stock, which we refer to as a New Parent converted restricted stock award, to cover that number of shares of New Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo common stock underlying such TiVo performance stock award (assuming achievement of target-level performance with respect to the applicable performance period) multiplied by (ii) the stock award exchange ratio. Each such New Parent converted restricted stock award will continue to have, and will be subject to, the same terms and conditions as applied to the TiVo performance stock award immediately prior to the effective time of the TiVo merger (but, taking into account any changes to such TiVo performance stock award provided for in the TiVo stock plans, any award agreements or by reason of the merger agreement or the transactions contemplated thereby). Each New Parent converted restricted stock award will be subject to only time-based vesting or lapse restrictions that are deemed to have commenced as of the grant date of the underlying TiVo performance stock award and subject to vesting in three equal annual installments commencing on the first anniversary of such grant date.

Any shares of TiVo common stock subject to a TiVo restricted stock award that is outstanding immediately prior to the effective time of the TiVo merger and for which any repurchase rights held by TiVo lapse as of the effective time of the TiVo merger (including any shares pursuant to a TiVo performance stock award that converts to a New Parent converted restricted stock award and is deemed to vest as of the effective time of the TiVo merger) will be cancelled and converted into the TiVo merger consideration.

TiVo RSUs

Each restricted stock unit of TiVo subject to time-based vesting restrictions, which we refer to as a restricted stock unit, granted under any TiVo stock plan subject to time-based vesting restrictions that is outstanding immediately prior to the effective time of the TiVo merger, whether vested or unvested, which we refer to as a TiVo RSU, will be assumed by New Parent and will be converted into a restricted stock unit award to acquire New Parent common stock, which we refer to as a New Parent RSU, for the number of shares of New Parent common stock equal to the product of (i) the number of shares of TiVo common stock underlying such TiVo RSU multiplied by (ii) the stock award exchange ratio. Each such New Parent RSU will continue to be subject to substantially the same terms and conditions as applied to the TiVo RSU immediately prior to the effective time of the TiVo merger (but, taking into account any changes to such TiVo RSUs provided for in the TiVo stock plans, any award agreements or by reason of the merger agreement or the transactions contemplated thereby).

For a discussion of the treatment of TiVo stock options, restricted stock awards, performance stock awards and restricted stock units held by officers and directors of TiVo in the TiVo merger, see the discussion under the heading “The Mergers—Interests of Officers and Directors in the Mergers—Interests of TiVo Directors and Executive Officers in the Mergers—Stock Options and Other Stock-Based Awards” on page 134.

TiVo ESPP

The right to acquire shares of TiVo common stock under the TiVo Inc. 1999 Employee Stock Purchase Plan, which we refer to as the TiVo ESPP, is not a TiVo stock option for purposes of the merger agreement. Instead, each individual participating in the offering period in progress as of the closing date, if applicable, which we refer to as the final offering, will receive a notice of the mergers no later than 20 days prior to the closing date, will have an opportunity to terminate his or her outstanding purchase rights under the TiVo ESPP and the final offering will end no later than the 10th business day prior to the closing date. Each TiVo ESPP participant’s accumulated contributions under the TiVo ESPP will be used to purchase shares of TiVo common stock in accordance with the terms of the TiVo ESPP as of the end of the final offering and the applicable purchase price for TiVo common stock as set forth in the TiVo ESPP will not be decreased below the levels set forth in the TiVo ESPP as of the date of the merger agreement. The TiVo ESPP will terminate immediately following the end of the final offering and no further rights will be granted or exercised under the TiVo ESPP.

Treatment of Rovi Stock Options and Other Stock-Based Awards

Rovi Stock Options

Each Rovi stock option outstanding under the Rovi stock plans outstanding immediately prior to the effective time of the Rovi merger, whether or not vested or exercisable, will be assumed by New Parent and automatically converted into a New Parent stock option, on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Rovi stock option immediately prior to the effective time of the Rovi merger.

Rovi Restricted Stock Awards, Rovi RSUs

Each award of Rovi common stock subject to time-based or performance-based vesting or lapse restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi and that is not then vested, which we refer to as a Rovi restricted stock award, and each restricted stock unit subject to time-based or performance-based vesting restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi, whether or not vested, which we refer to as a Rovi RSU, will be assumed by New Parent and will be converted automatically into a New Parent Restricted Stock Award and New Parent RSU, respectively, on substantially the same terms and conditions (including vesting schedule) as applied to such Rovi restricted stock award and Rovi restricted stock unit, respectively, immediately prior to the effective time of the Rovi merger.

Rovi ESPP

Each right to purchase shares of Rovi common stock under the Rovi Corporation 2008 Employee Stock Purchase Plan, which we refer to as the Rovi ESPP, will be converted into the right to purchase shares of New Parent common stock, subject to the same terms and conditions as were applicable under the Rovi ESPP, and the Rovi ESPP and such purchase rights will be assumed by New Parent.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion and Exchange of TiVo Common Stock

The conversion of shares of TiVo common stock, other than the TiVo excluded shares, into the TiVo merger consideration will occur automatically at the effective time of the TiVo merger. As soon as reasonably practicable after the effective time of the TiVo merger, the exchange agent will mail a letter of transmittal to each holder of record of a certificate that had represented shares of TiVo common stock whose shares of TiVo common stock were converted into the TiVo merger consideration. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for surrendering the certificates in exchange for the TiVo merger consideration, including shares of New Parent common stock (which will be issued in non-certificated book entry form unless a physical certificate is requested), the cash portion of the TiVo merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of New Parent common stock. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. TiVo stockholders should not return stock certificates with the enclosed proxy card.

As of the effective time of the TiVo merger, all shares of TiVo common stock will be converted into the TiVo merger consideration, and each certificate that previously represented shares of TiVo common stock will represent only the TiVo merger consideration as described above, except for any TiVo excluded shares.

Until holders of certificates previously representing TiVo common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the shares of New Parent common stock into which those shares have been converted with a record date after the effective time of the TiVo merger. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on shares of New Parent common stock with a record date after the effective time of the TiVo merger and a payment date on or prior to the date of surrender, without interest.

Any holder of book entry shares of TiVo common stock will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the TiVo merger consideration that such holder is entitled to receive pursuant to the merger agreement.

In lieu thereof, each holder of record of one or more book entry shares of TiVo common stock whose shares of TiVo common stock will be converted into the TiVo merger consideration will automatically, upon the effective time of the TiVo merger (or, at any later time at which such book entry shares will be converted), be entitled to receive, and New Parent will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the TiVo merger, the TiVo merger consideration, including shares of New Parent common stock (which will be issued in non-certificated book entry form unless a physical certificate is requested), the right to receive the cash portion of the TiVo merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of New Parent common stock. The book entry shares of TiVo common stock held by such holder will be canceled.

TiVo stockholders will not receive any fractional shares of New Parent common stock pursuant to the TiVo merger. Instead of receiving any fractional shares, after aggregating all fractional shares of New Parent common stock that otherwise would be received by such TiVo stockholder as TiVo merger consideration, each holder of TiVo common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of New Parent common stock to which such holder would otherwise be entitled (rounded to four decimal places) and (ii) the average Rovi stock price.

New Parent, TiVo and the exchange agent will be entitled to deduct and withhold from the TiVo merger consideration otherwise payable to any holder of TiVo common stock any amounts required to be deducted and withheld under the Code, or under any provision of state, local or foreign tax law.

Conversion of Rovi Common Stock

The conversion of shares of Rovi common stock into shares of New Parent common stock will occur automatically at the effective time of the Rovi merger. All of the shares of Rovi common stock converted into New Parent common stock pursuant to the Rovi merger will cease to be outstanding and will cease to exist. As of the effective time of the Rovi merger, holders of Rovi common stock will be deemed to have received shares of New Parent common stock (without the requirement to surrender any certificate previously representing shares of Rovi common stock or issuance of new certificates representing New Parent common stock). Each certificate representing shares of Rovi common stock prior to the effective time of the Rovi merger will be deemed to automatically represent an equivalent number of shares of New Parent common stock.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications contained in the merger agreement (including exceptions that do not result in, and would not reasonably be expected to have, a “material adverse effect”) and may be further modified and limited by confidential disclosure schedules delivered by the parties to each other prior to the execution of the merger agreement. The representations and warranties made by TiVo are also subject to, and qualified by, certain information included in TiVo’s filings made with the SEC (or incorporated by reference into such documents) from February 1, 2014 until the date of the merger agreement, and the representations and warranties made by Rovi, New Parent and the Merger Subs are also subject to and qualified by certain information included in Rovi’s filings made with the SEC (or incorporated by reference into such documents) from January 1, 2014 until the date of the merger agreement. See also the definition of “material adverse effect” beginning on page 162 of this joint proxy statement/prospectus. The representations and warranties made by the parties to the merger agreement relate to, among other things:

•	the due organization, valid existence, good standing and qualification to do business, the corporate power and authority of parties to the merger agreement and their subsidiaries and similar corporate matters;

•	the capitalization of the parties, including the number of shares of common stock, stock options and other stock-based awards outstanding;

•	the accuracy and completeness of the parties’ and their subsidiaries’ certificates of incorporation and bylaws (or like organizational documents), and the absence of any violations of these documents;

•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement as to the parties;

•	the approval and recommendation by such party’s board of directors of the merger agreement and the transactions contemplated by the merger agreement and the inapplicability of anti-takeover and other similar laws;

•	the consents and approvals required from governmental entities in connection with the transactions contemplated by the merger agreement;

•	the required stockholder approval to approve the mergers;

•	the absence of any conflicts with such party’s organizational documents, applicable laws, governmental orders or certain contracts as a result of such party entering into the merger agreement, complying with its terms or consummating the transactions contemplated by the merger agreement;

•	the proper filing or furnishing of required documents with the SEC since February 1, 2014 (in the case of TiVo) or January 1, 2014 (in the case of Rovi), the accuracy of information contained in such documents and the compliance of the consolidated financial statements contained in such documents with the rules and regulations of the SEC applicable thereto and with U.S. GAAP;

•	such party’s compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the NASDAQ, such party’s disclosure controls and procedures relating to financial reporting and the absence of certain undisclosed liabilities (see “—Covenants and Agreements—Conduct of Business by Rovi” and “—Covenants and Agreements—Conduct of Business by TiVo” below);

•	compliance with applicable law and contracts;

•	maintaining in effect privacy compliance and data security programs and policies;

•	the possession of and compliance with required permits necessary for the conduct of such party’s business;

•	such party’s conduct of its businesses in the ordinary course, the absence of any action which would require the consent of the other party under its interim operating covenants and the absence of any material adverse effect (as described below) since January 1, 2016;

•	the absence of certain legal proceedings and governmental orders;

•	ERISA matters, certain U.S. and non-U.S. benefit plans and certain compensation, severance and termination pay related to the execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

•	the accuracy of information supplied by such party in connection with this joint proxy statement/prospectus and the associated registration statement;

•	tax matters;

•	employment and labor matters, including matters relating to collective bargaining agreements, agreements with works councils, labor practices, the WARN Act and independent contractors;

•	intellectual property;

•	real property;

•	the receipt of a fairness opinion from such party’s financial advisor;

•	material contracts, including the validity of, enforceability of, compliance with and absence of notice of termination or non-renewal of such contracts;

•	finders’ or brokers’ fees related to the mergers;

•	insurance policies with respect to such party’s business and assets;

•	compliance with environmental laws and absence of environmental claims;

•	the absence of contracts or transactions between such party or any of its subsidiaries and its directors, officers, beneficial owners or affiliates;

•	the absence of any stockholder rights plan or similar agreements; and

•	the tax qualification of the mergers under the Code.

Rovi, New Parent and the Merger Subs have also, jointly and severally, made certain representations and warranties relating to:

•	the solvency and available funds of Rovi as of the effective time of the Rovi merger;

•	the absence of any arrangements between Rovi, New Parent or the Merger Subs and any member of TiVo’s management or directors that relate to TiVo or the transactions contemplated by the merger agreement; and

•	the absence of ownership of any shares of capital stock of TiVo or other securities convertible into, exchangeable into or exercisable for shares of TiVo common stock.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Rovi or TiVo, means any event, change, effect, development, state of facts, condition, circumstances or occurrence (including any development arising after the date of the merger agreement in any legal proceeding) that, individually or in the aggregate, has or would be reasonably expected to have, a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the referenced party and its subsidiaries, taken as a whole, except to the extent such material adverse effect results from:

•	any changes in general United States or global economic conditions, except in the event that such changes in conditions have greater adverse materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such party and any of its subsidiaries operate;

•	any changes in conditions generally affecting any of the industries in which such party and its subsidiaries operate, except in the event that such changes in conditions have a greater adverse materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in such industries;

•	any decline in the market price or trading volume of the common stock of such party (it being understood that the facts or occurrences giving rise to or contributing to such decline may be taken into account in determining whether there has been or would be a material adverse effect);

•

any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except in the event that such conditions have a greater adverse materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such party and any of its subsidiaries operate;

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or would be a material adverse effect);

•	the execution and delivery of the merger agreement or the public announcement or pendency of the mergers or any of the other transactions contemplated by the merger agreement;

•	any change in applicable law, regulation or U.S. GAAP (or authoritative interpretations thereof);

•	any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except in the event that such conditions or events have a greater adverse materially disproportionate effect on such and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such party and any of its subsidiaries operate; or

•	any action required to be taken pursuant to the express terms of the merger agreement or taken at the request of the other party.

The representations and warranties of each of the parties to the merger agreement will expire upon the effective times of the mergers.

Covenants and Agreements

Conduct of Business by TiVo

TiVo has agreed that, prior to the effective time of the TiVo merger, unless Rovi gives its prior written consent, except as otherwise expressly contemplated or permitted by the merger agreement, TiVo will and will cause its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•	use reasonable best efforts to (i) preserve intact its business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

TiVo has also agreed that, prior to the effective time of the TiVo merger, unless Rovi gives its prior written consent, except as otherwise expressly contemplated or permitted by the merger agreement, TiVo will not and will not permit any of its subsidiaries to:

•	amend TiVo’s certificate of incorporation or by-laws or other similar organizational documents (whether by merger, consolidation or otherwise);

•

(i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of any securities of TiVo (other than the issuance of shares of TiVo common stock pursuant to the exercise of TiVo stock options, the final offering under the TiVo ESPP and the TiVo convertible senior notes indenture and the vesting of other TiVo stock based awards), (ii) accelerate the vesting of any TiVo stock options or other TiVo stock based awards (other than pursuant to the merger agreement or certain TiVo benefit plans), (iii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of the outstanding shares of capital stock of TiVo or any of its subsidiaries (other than in connection with certain TiVo stock based awards, TiVo warrants and the TiVo bond hedge options), (iv) split, combine, subdivide or reclassify any shares of TiVo’s capital stock or (v) declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of TiVo’s capital stock or otherwise make any payments to TiVo stockholders in their capacity as such;

•	other than indebtedness under the TiVo convertible senior notes indenture and TiVo convertible senior notes and certain other indebtedness for borrowed money and any renewals, refinancings, replacements, amendments, restatements or extensions of such indebtedness that are effected on provisions regarding the effect of a change of control that are substantially the same and with certain maturity dates, mandatory prepayments or redemptions and principal amounts, incur any other indebtedness for borrowed money or modify in any material respect the terms of any existing indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any person other than a subsidiary, or issue or sell any debt securities of TiVo or its subsidiaries (other than intercompany transactions or pursuant to contracts in effect as of the date of the merger agreement) or redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money (other than as required in accordance with its terms or in the ordinary course of business);

•	sell, transfer, license, exchange or swap, mortgage, subject to any lien (other than permitted liens) or otherwise dispose of by any means, or agree to do any of the foregoing with respect to, any of its material properties, assets, operations, product lines or businesses except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, in the ordinary course of business consistent with past practice, pursuant to contracts in force on the date of the merger agreement, dispositions of obsolete or immaterial assets or transfers among TiVo and its subsidiaries;

•	(i) make any acquisition of, or investment in, a business outside the ordinary course of business (other than intercompany transactions or pursuant to contracts in effect as of the date of the merger agreement) with a value or purchase price in excess of $10 million individually or in the aggregate when taken with all other such ordinary course acquisitions or investments or that is or would have any reasonable possibility of preventing or delaying the closing beyond the outside date (as it may be extended) or could increase the likelihood of a failure to satisfy certain closing conditions or (ii) enter into any joint venture, partnership or similar agreement with any person;

•	enter into a new line of business directly or indirectly (including any direct or indirect stand-alone patent licensing or other stand-alone licensing of intellectual property of TiVo or any of its subsidiaries, but excluding the sale, grant or license made in the ordinary course consistent with past practice or pursuant to contracts in force on the date of the merger agreement);

•	make or authorize any payment of, accrual or commitment for, capital expenditures in any 12 month period in excess of $1 million in the aggregate more than the amount previously budgeted for TiVo’s 2017 fiscal year;

•	enter into, modify, amend, continue, cancel, renew or terminate any contract or waive, release or assign any material rights or claims thereunder, which would reasonably be expected to (i) prevent or materially delay or impair the ability of TiVo and its subsidiaries to consummate the mergers, (ii) materially impair the ability of TiVo and its subsidiaries, taken as a whole, to conduct their business in the ordinary course consistent with past practice or (iii) result in an incremental grant of a license to, or extension of rights to, the patents owned by New Parent or its subsidiaries (excluding TiVo and its subsidiaries);

•	modify, amend, cancel, renew or terminate certain specified contracts or waive or release any material rights or claims thereunder or enter into any contracts with certain designated parties;

•

extend, renew or enter into any contracts containing non-compete or exclusivity provisions that would materially restrict or limit the operations of TiVo and its subsidiaries, taken as a whole; provided, that, no such non-compete or exclusivity limitations will apply to the affiliates of TiVo (except in the case of extensions and renewals to existing contracts on the same terms that are pursuant to the automatic renewal terms of such contract);

•	except as required in order to comply with applicable law, the merger agreement or any TiVo benefit plan, (i) grant or increase any severance pay, retention or change in control bonus, supplemental retirement, post-employment benefit, compensation or benefit in connection with any TiVo board member, employee or consultant, (ii) enter into any employment or other similar agreement (or amend such agreement) with any current or former TiVo board member, executive officer or employee at the level of director or higher, (iii) establish, adopt or amend any bonus, retirement, compensation or other TiVo benefit plan or arrangement covering any TiVo board member, officer, consultant or employee, (iv) take any action to accelerate the vesting or payment of any compensation or benefits under any TiVo benefit plan, (v) make any material determination under any TiVo benefit plan that is inconsistent with the ordinary course of business or past practice, (vi) enter into any third-party contract with respect to a TiVo benefit plan or (vii) loan any funds to any TiVo board member, officer, consultant or employee;

•	execute, adopt, amend or terminate any collective bargaining contract to which TiVo is a party or which governs any employees of TiVo or its subsidiaries;

•	settle, or offer or propose to settle any litigation or other legal proceeding or dispute (other than a transaction litigation) for an amount in excess of $1 million or which would include any non-monetary relief that would materially affect TiVo, its subsidiaries or its affiliates from and after the closing date;

•	except as required or permitted by U.S. GAAP or as advised by TiVo’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of TiVo;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of TiVo or any of its material subsidiaries;

•	outside the ordinary course of TiVo’s administration of its tax matters, adopt or change any material method of tax accounting, make or change any material tax election or file any amended material tax return;

•	except as permitted by the merger agreement, enter into any contract between itself and any of its employees, officers or directors;

•	subject to TiVo’s obligations to use reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity which is required, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the mergers not being satisfied;

•	amend, modify, waive or terminate any of the change in control provisions contained in the applicable TiVo benefit plans or employment or change of control agreements between TiVo and certain persons; or

•	agree, resolve or commit to take any of the foregoing summarized actions.

Conduct of Business by Rovi

Rovi and New Parent have agreed that, prior to the effective time of the Rovi merger, unless TiVo gives its prior written consent, except as otherwise expressly contemplated or permitted by the merger agreement, Rovi and New Parent will, and will cause their respective subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

Rovi and New Parent have also agreed that, prior to the effective time of the Rovi merger, unless TiVo gives its prior written consent, except as otherwise expressly contemplated or permitted by the merger agreement, Rovi and New Parent will not and will not permit any of their subsidiaries to:

•	amend Rovi’s, New Parent’s or the Merger Subs’ certificates of incorporation, by-laws or other similar organizational documents (whether by merger, consolidation or otherwise) in a manner that would adversely affect the consummation of the mergers or affect the holders of TiVo common stock whose shares may be converted into New Parent common stock at the effective time of the Rovi merger in a manner different than holders of New Parent common stock prior to the effective time of the Rovi merger;

•	split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments or distributions to its stockholders in their capacity as such;

•	make any acquisition of, or investment in, a business outside the ordinary course of business (other than intercompany transactions or pursuant to contracts in effect as of the date of the merger agreement) with a value or purchase price in excess of $25 million individually or in the aggregate when taken with all other such ordinary course acquisitions or investments or that is or would have any reasonable possibility of preventing or delaying the closing beyond the outside date (as it may be extended) or could increase the likelihood of a failure to satisfy certain closing conditions;

•	enter into any agreement to acquire another business or effect any transaction that would have any reasonable possibility of preventing or delaying the closing beyond the outside date (as it may be extended) or could increase the likelihood of a failure to satisfy certain closing conditions;

•	sell, transfer, license, exchange or swap, mortgage, subject to any lien (other than permitted liens) or otherwise dispose of by any means, or agree to do any of the foregoing with respect to, any of its material properties, assets, operations, product lines or businesses except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, in the ordinary course of business consistent with past practice, pursuant to contracts in force on the date of the merger agreement, dispositions of obsolete or immaterial assets or transfers among Rovi and its subsidiaries;

•	enter into, modify, amend, continue, cancel, renew or terminate any contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (i) prevent or materially delay or impair the ability of Rovi and its subsidiaries to consummate the mergers and other transactions contemplated by the merger agreement, or (ii) materially impair the ability of Rovi and its subsidiaries, taken as a whole, to conduct their business in the ordinary course consistent with past practice;

•	except as required or permitted by U.S. GAAP or as advised by Rovi’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Rovi;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of New Parent, Rovi or any of Rovi’s material subsidiaries;

•	outside the ordinary course of Rovi’s administration of its tax matters, adopt or change any material method of tax accounting, make or change any material tax election or file any amended material tax return;

•

subject to Rovi’s obligations to use reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity which is required, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the mergers not being satisfied; or

•	agree, resolve or commit to take any of the foregoing summarized actions.

No Solicitation

Each of TiVo and Rovi has agreed to immediately cease any discussions or negotiations with any parties that may have been ongoing with respect to a takeover proposal (as defined below) and to seek to have returned to the other party any confidential information that has been provided in any such discussions or negotiations.

Until the earlier of the effective time of the TiVo merger or the date of termination of the merger agreement, each of TiVo and Rovi has agreed not to, nor permit any of its subsidiaries to, nor authorize or permit any of its affiliates or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal;

•	engage in any discussions or negotiations regarding any takeover proposal;

•	provide any confidential information or data to any person in relation to a takeover proposal;

•	approve or recommend, or propose publicly to approve or recommend, any takeover proposal;

•	approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent or merger agreement or similar agreement related to any takeover proposal (excluding any confidentiality agreements entered into in connection with any takeover proposal); or

•	propose publicly or agree to do any of the foregoing related to any takeover proposal.

Restrictions on Recommendation Withdrawal

However, (x) Rovi or TiVo may ascertain facts from the party making such takeover proposal for the sole purpose of the TiVo board or the Rovi board, as applicable, informing itself about the takeover proposal and the party that made it and (y) if, prior to obtaining the TiVo stockholder approval (in the case of TiVo) or the Rovi stockholder approval (in the case of Rovi), following the receipt of a superior proposal (as defined below) or a proposal which is reasonably expected to lead to a superior proposal that in either case was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of the non-solicitation provision described above, the TiVo board or the Rovi board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such takeover proposal, as applicable, would be inconsistent with its fiduciary duties to TiVo stockholders or Rovi stockholders, as applicable, under applicable law, TiVo or Rovi may, in response to such takeover proposal, as applicable, and subject to compliance with the notification requirements with respect to any takeover proposal described below:

•	furnish information with respect to TiVo or Rovi, as applicable, to the party making the takeover proposal and its representatives pursuant to a confidentiality agreement that contains provisions not less favorable to TiVo or Rovi, as the case may be, than those contained in the confidentiality agreement between the parties and that in any event does not prohibit or restrain the making of a takeover proposal; provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with TiVo or Rovi, as applicable, and (2) TiVo advises Rovi or Rovi advises TiVo, as applicable, of all nonpublic information delivered to such person substantially concurrently with its delivery to the requesting party; and

•	engage in discussions or negotiations with such party and its representatives regarding such takeover proposal.

Each of TiVo and Rovi has agreed not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party relating to a potential or actual takeover proposal.

For purposes of the merger agreement, “takeover proposal” means any inquiry, proposal or offer from any person (other than TiVo, Rovi, New Parent and their subsidiaries, affiliates and representatives) relating to:

•	any direct or indirect acquisition or purchase of 20% or more of the consolidated assets (including equity interests in subsidiaries) of TiVo or Rovi, as applicable, and its subsidiaries, taken as a whole, or 20% or more of any class of equity securities or the voting power of TiVo or Rovi;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of TiVo or Rovi; or

•	any merger, consolidation, share exchange, business combination, recapitalization, extraordinary dividend or self tender offer, liquidation, dissolution, or similar transaction involving TiVo or Rovi or any of their subsidiaries;

in each case, other than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, “superior proposal” means a bona fide written takeover proposal from any person (other than TiVo, Rovi and their subsidiaries) providing for:

•	the direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in subsidiaries) of TiVo or Rovi and its subsidiaries, taken as a whole, or 50% or more of any class of equity securities or the voting power of TiVo or Rovi;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities or the voting power of TiVo or Rovi; or

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving TiVo or Rovi or any of their subsidiaries;

in each case, other than the transactions contemplated by the merger agreement and for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the TiVo board or the Rovi board in its good faith judgment (after receiving the advice of independent financial advisors and outside counsel) and which the TiVo board or the Rovi board, as applicable, has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction more favorable to TiVo or Rovi, as applicable, and their respective stockholders from a financial point of view than the transactions contemplated by the merger agreement.

Notwithstanding any other provision of the merger agreement, but subject to the non-solicitation obligations described in this section, prior to receipt of the TiVo stockholder approval, the TiVo board may, or, prior to receipt of the Rovi stockholder approval, the Rovi board may, in response to any takeover proposal, (i) withhold, withdraw or modify or qualify its recommendation, or propose publicly to take any of the foregoing actions, in a manner adverse to the other party, the approval, determination of advisability, or recommendation by the TiVo board or the Rovi board, or any committees thereof, as applicable, of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, (ii) make any other public statement in connection with the TiVo stockholder meeting or Rovi stockholder meeting, as applicable, by or on behalf of the TiVo board or the Rovi board, as applicable, that would reasonably be expected to have the same effect or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any takeover proposal (we collectively refer to clauses (i)-(iii) as an adverse recommendation change), and terminate the merger agreement in order to enter into a binding agreement providing for a superior proposal, if:

•	the TiVo board or the Rovi board, as applicable, concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such takeover proposal constitutes a superior proposal;

•	the TiVo board or the Rovi board, as applicable, concludes in good faith, after consultation with its outside legal counsel, that the failure to make an adverse recommendation change would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws;

•	the board effecting the recommendation change, or seeking to terminate the merger agreement, provides the other party five business days’ prior written notice of its intention to take such action, which notice will include certain information with respect to such superior proposal as summarized below, as well as a copy of such takeover proposal;

•	during the five business days following such written notice (or such shorter period as specified below), the board effecting the recommendation change and, if requested by the other party, its representatives have negotiated in good faith with the other party regarding any revisions to the terms of the transactions contemplated by the merger agreement that are proposed by the other party in response to such superior proposal; and

•	at the end of the five business day period described in the foregoing bullet point, the TiVo board or the Rovi board, as applicable, concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of the merger agreement to which the other party has agreed in writing), that the takeover proposal continues to be a superior proposal and that the failure to make an adverse recommendation change would be inconsistent with the exercise by such board of its fiduciary duties to its stockholders under applicable laws.

Any material amendment or modification to any superior proposal will be deemed to be a new takeover proposal for purposes of the non-solicitation obligations summarized in this section; provided, however, that the notice period pursuant to the third bullet point above and the period during which the board effecting the recommendation change and its representatives are required to negotiate in good faith with the other party regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by the other party in response to such new takeover proposal pursuant to the fifth bullet point above will expire on the later to occur of (i) three business days after the board effecting the recommendation change provides written notice of such new takeover proposal to the other party and (ii) the end of the original five business day period described above. The delivery of the notice by a party pursuant to the third bullet point above and any public announcement thereof that such party determines that it is required to make does not constitute an adverse recommendation change, unless and until such party shall have failed at or prior to the end of the five business day period to publicly announce that it (1) was recommending the transactions contemplated by the merger agreement and (2) has determined that such other takeover proposal is not a superior proposal and has publicly rejected such takeover proposal.

The TiVo board or the Rovi board, as applicable, may also effect an adverse recommendation change if (and only if) it is in response to, or as a result of, an intervening event (as defined below) and such board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws.

For purposes of the merger agreement, “intervening event” means any material event, condition, fact, occurrence, change or development that occurs, arises or becomes known to the Rovi board or the TiVo board, as applicable, after the date of the merger agreement and prior to the Rovi stockholder approval or TiVo stockholder approval, as applicable, to the extent that such change, event, occurrence or development was unknown to the Rovi board or the TiVo board, as applicable, and was not reasonably foreseeable, in each case, as of the date of the merger agreement; provided, that the receipt of the existence or the terms of a takeover proposal or a superior proposal does not constitute an intervening event.

Additionally, each of TiVo and Rovi has agreed to promptly, and in any event no later than 24 hours after receiving any takeover proposal or any request for nonpublic information or inquiry that TiVo or Rovi reasonably believes could lead to a takeover proposal, advise the other party orally and in writing of any request for confidential information in connection with a takeover proposal or of any takeover proposal, the material terms and conditions of such request or takeover proposal and the identity of the person making such request or takeover proposal and will keep the other party promptly advised of all changes to the material terms of any takeover proposal. Each of TiVo and Rovi has agreed that subject to restrictions under applicable laws, it will, prior to or concurrent with the time it is provided to any third parties, provide to the other party any non-public information concerning TiVo or Rovi and their subsidiaries that TiVo or Rovi provided to any third party in connection with any takeover proposal which was not previously provided to the other party.

Nothing contained in the merger agreement will prohibit the TiVo board or the Rovi board from (i) taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to their stockholders if the TiVo board or Rovi board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to the stockholders of TiVo or Rovi under applicable laws or (iii) making accurate disclosure to their stockholders of factual information regarding the business, financial condition or results of operations of Rovi or TiVo or the fact that a takeover proposal has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure will not be deemed to be an adverse recommendation change), so long as (A) any such disclosure includes the Rovi recommendation or the TiVo recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the Rovi board or TiVo board, as the case may be, and (B) does not contain an express adverse recommendation change (without giving effect to clause (ii) of the definition of adverse recommendation change set forth above) or any other statements by or on behalf of the board of such party which would reasonably be expected to have the same effect as an adverse recommendation change.

Stockholder Meetings and Duty to Recommend

The merger agreement requires each of TiVo and Rovi to, as soon as practicable following effectiveness of the registration statement for the New Parent common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part), duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking stockholder approval of the mergers and the other transactions contemplated by the merger agreement. If the applicable party’s board has not made an adverse recommendation change, such party, through its board, will recommend that its stockholders adopt the merger agreement, include such recommendation in this joint proxy statement/prospectus, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement and (ii) take all other action necessary or advisable to secure stockholder approval. Except as expressly permitted under the non-solicitation provisions described above, neither the TiVo board nor the Rovi board, or any committees thereof, may make an adverse recommendation change. TiVo and Rovi have the right to make one or more postponements or adjournments of their respective stockholders meetings if TiVo or Rovi, as applicable, (A) has not received proxies representing a sufficient number of shares common stock to obtain the required stockholder approval or (B) has provided a written notice to the other party that it intends to make an adverse recommendation change in connection with a superior proposal. The parties have agreed that notwithstanding any adverse recommendation change, unless the merger agreement is terminated in accordance with its terms, the obligations of the parties under the merger agreement will continue in full force and effect and the merger agreement will be submitted to a stockholders vote for the purpose of voting on adopting the merger agreement.

Reasonable Best Efforts

Each of Rovi, New Parent and TiVo has agreed to, and has agreed to cause its subsidiaries to, use reasonable best efforts (i) to take, or cause to be taken, all actions necessary or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the mergers and, subject to the conditions to the mergers, to consummate the transactions contemplated by the merger agreement as promptly as practicable, (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party which is required to be obtained by TiVo, New Parent or Rovi or any of their respective subsidiaries in connection with the mergers and the other transactions contemplated by the merger agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval and (iii) to execute and deliver any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

Each of Rovi, New Parent and TiVo has agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate and make effective, as soon as practicable after the date of the merger agreement, the transactions contemplated by the merger agreement, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate such transactions and using reasonable best efforts to defend any proceeding seeking to enjoin, prevent or delay the consummation of such transactions or seeking material damages.

Governmental Approvals

TiVo and Rovi each filed a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement. Each of the parties also agreed to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with its obligations to use reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable, and as noted above, the DOJ and FTC granted early termination of the HSR waiting period on July 8, 2016. In addition, each of TiVo and Rovi has agreed to use its reasonable best efforts to (i) take all action reasonably necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the transactions contemplated by the merger agreement and (ii) if any state takeover statute or similar law becomes applicable to any of such transactions, take all action reasonable to enable such transactions to be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise minimize the effect of such law on such transactions.

Additionally, each of the parties has agreed to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with (A) determining whether any filing or submission with a governmental entity in connection with the transactions contemplated by the merger agreement and in connection with any proceeding relating to such transactions, including any proceeding initiated by a private party, is required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties to other governmental entities, and (B) timely making all such filings and submissions and timely obtaining all such consents, permits, authorizations or approvals, (ii) supply to any governmental entity as promptly as practicable any additional information or documents that may be requested pursuant to any law or by such governmental entity, and (iii) keep the other parties informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other governmental entity and of any communication received or given by a private party in connection with any proceeding, in each case regarding any of such transactions.

The parties to the merger agreement have agreed that each party will have the right to review in advance, and to the extent practicable each will consult the other on, any filing made with, or written materials constituting material communications submitted to, any third party and/or any governmental entity with respect to the transactions contemplated by the merger agreement in connection with proceedings under or relating to any antitrust law.

The parties have agreed that in no event will Rovi or New Parent or their subsidiaries or affiliates be required to agree to (nor will TiVo and its subsidiaries, without Rovi’s prior written consent, propose or commit to any third party that it or Rovi or New Parent or their subsidiaries or affiliates) (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any governmental entity in connection with obtaining the consents, authorizations, orders or approvals contemplated by the merger agreement that would have an adverse impact, in any material respect, on the business of Rovi and its subsidiaries, taken as a whole, or the business of TiVo and its subsidiaries, taken as a whole.

Rovi, after prior consultation with TiVo to the extent practicable and good faith consideration of its views, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances, and will take the lead in all meetings and communications with any governmental entity and TiVo in connection with obtaining any necessary antitrust or competition clearances. Rovi and TiVo may reasonably designate any competitively sensitive material as “Antitrust Counsel Only Material,” which will be given only to the outside antitrust counsel of the recipient and not to representatives of the recipient unless express permission is given from the source of the materials or its legal counsel.

Indemnification and Insurance

From and after the effective times of the mergers, New Parent has agreed to, and has agreed to cause TiVo and Rovi to, indemnify, defend and hold harmless (i) to the fullest extent permitted under applicable law, and to advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified under the merger agreement, and (ii) to the same extent that such persons are entitled to indemnification pursuant to the certificate of incorporation and by-laws of Rovi and TiVo or in any contract of the applicable party or its subsidiaries with any of their directors, officers or employees in effect as of the date of the merger agreement, each present and former director, officer or employee of TiVo, Rovi and their respective subsidiaries against any costs, expenses, losses or liabilities arising out of matters existing or occurring at or prior to the effective times of the mergers, including the transactions contemplated by the merger agreement.

New Parent has also agreed to continue all rights to exculpation, indemnification or advancement of expenses arising from acts or omissions occurring prior to the effective times of the mergers provided for in the certificates of incorporation, by-laws or other organizational documents of Rovi and TiVo or any of their respective subsidiaries in favor of the current or former directors, officers or employees of Rovi or TiVo or any of their respective subsidiaries. For six years after the mergers, New Parent will cause TiVo and Rovi to, and the surviving corporations will, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of the merger agreement or in any contract of the applicable party or its subsidiaries with any of their directors, officers or employees in effect on the date of the merger agreement, and will not amend, repeal or modify such provisions in any manner that would adversely affect the rights of any individuals who are entitled to such rights.

Prior to the effective time of the TiVo merger, TiVo may purchase directors’ and officers’ liability insurance and fiduciary liability insurance with a claims period of no more than six years from and after the effective time of the TiVo merger and benefits and levels of coverage not materially more favorable than TiVo’s existing policies for matters existing or occurring at or prior to the effective time of the TiVo merger; provided, that the cost of such policies may not exceed a specified amount. If such policies are obtained, New Parent will, and will cause TiVo after the TiVo merger to, maintain such policies. If such policies have not been obtained as of the effective time of the TiVo merger, New Parent will, and will cause the surviving corporations to, maintain, for six years after the effective times of the mergers, directors’ and officers’ liability insurance and fiduciary liability insurance that is not materially less favorable to the current and former directors and officers of TiVo and Rovi than each party’s existing policy. New Parent will not be obligated to pay an annual premium in an amount greater than 300% of TiVo’s policy in existence on the date of the merger agreement. The parties have agreed that in the event such coverage is unavailable, New Parent and the surviving corporations will be obligated to obtain the best available coverage.

Control of Operations

The merger agreement does not either (i) give Rovi or TiVo or their respective subsidiaries control over the other party’s or its subsidiaries’ operations, business or decision-making before the effective times of the mergers or (ii) constitute the grant of control of the patent portfolio, or any of its related rights, of either Rovi or TiVo or their respective subsidiaries with respect to or under the patents of the other party or its subsidiaries before or after the effective times of the mergers.

Employee Benefits

For a period of 12 months following the effective times of the mergers, New Parent will, or will cause its subsidiary to, provide to each employee of TiVo and its subsidiaries as of the effective times of the mergers, which we refer to as a covered employee, (i) a base salary or wage rate (as applicable) and annual company bonus plan opportunity that are no less favorable to each covered employee than in effect for such covered employee immediately prior to the effective times of the mergers and (ii) health and welfare benefits that are, in the aggregate, no less favorable to the covered employee than such benefits provided to similarly situated employee of Rovi immediately prior to the effective times of the mergers.

Following the effective times of the mergers, New Parent will, or will cause Rovi and its affiliates and any successors thereto to, assume, honor, fulfill and discharge TiVo’s and its subsidiaries’ obligations under certain specified employee benefit plans and agreements.

As of the effective times of the mergers, New Parent will waive, subject to any legal limitation, or will use reasonable best efforts to cause its and Rovi’s and TiVo’s third party insurance providers or third party administrators to waive, all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each covered employee under any welfare plans that such employees may be eligible to participate in after such effective times, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied under any comparable employee benefit plan. In addition, covered employees will be eligible to participate in the Rovi ESPP on the same terms and conditions as similarly situated employees of New Parent, Rovi and their respective affiliates. New Parent will, and will cause Rovi and TiVo to, give covered employees full credit for purposes of eligibility, vesting and level of benefits (including for purposes of paid time off, severance and short-term disability benefits, but not for benefit accrual purposes under any defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by New Parent or any of its affiliates for such covered employees’ service with Rovi, TiVo or any of their respective affiliates to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the effective times of the mergers.

No later than three business days prior to the date that TiVo and Rovi become part of the same controlled group pursuant to the Code, TiVo will terminate the TiVo Inc. 401(k) Plan, provided Rovi will cause the Rovi Corporation 401(k) Retirement Plan to accept rollovers from and after the effective times of the mergers from the TiVo 401(k) Plan with respect to the covered employees.

A “change in control”, “change of control” or term of similar import will occur upon the effective time of the TiVo merger for the purpose of each TiVo benefit plan.

Election to New Parent Board

Rovi and New Parent will, prior to the effective time of the TiVo merger, set the size of the New Parent board to a number no less than eight and no more than eleven, which includes members appointed from the TiVo board. If the board size is set at eight or nine, two individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be appointed. If the board size is set at ten or eleven, three individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be appointed. If the number of individuals on the TiVo board willing to serve on the New Parent board is fewer than the number provided for above, then the number of individuals that Rovi and New Parent will be required to appoint from the TiVo board to the New Parent board will be reduced to the number of persons willing to serve.

TiVo Convertible Senior Notes

Promptly after the date of the merger agreement and the effective time of the TiVo merger, TiVo will provide the notices required pursuant to the TiVo convertible senior notes indenture and pursuant to the terms of the TiVo bond hedge options and the TiVo warrants, in form and substance reasonably acceptable to Rovi.

Prior to the effective time of the TiVo merger, TiVo will enter into a supplemental indenture to the TiVo convertible senior notes indenture (in form and substance reasonably acceptable to Rovi) and comply with the requirements of the TiVo convertible senior notes indenture. The parties will cooperate with regard to any amendments, modifications or supplements to, adjustments, calculations and determinations under, or termination of the TiVo bond hedge options and the TiVo warrants. TiVo will, at Rovi’s reasonable request, (i) initiate or continue reasonable discussions or negotiations with the counterparties of the TiVo bond hedge options and the TiVo warrants and (ii) engage a consultant or other advisor reasonably acceptable to Rovi to negotiate and advise on the termination and unwind of the TiVo bond hedge options and the TiVo warrants.

Prior to the effective time of the Rovi merger, Rovi will timely provide all notices required pursuant to the Rovi convertible senior notes indenture and pursuant to the terms of the Rovi bond hedge options and the Rovi warrants. Prior to or at the effective time of the Rovi merger, Rovi will enter into a supplemental indenture to the Rovi convertible senior notes indenture and comply with the requirements of the Rovi convertible senior notes indenture.

Conditions to the Mergers

Conditions to Rovi’s, New Parent’s, the Merger Subs’ and TiVo’s Obligations to Complete the Mergers

The obligations of Rovi, Rovi Merger Sub and New Parent to consummate the Rovi merger and of TiVo, TiVo Merger Sub and New Parent to consummate the TiVo merger are subject to the satisfaction at or prior to the closing of various conditions (which may be waived, in whole or in part, to the extent permitted by law, by Rovi or New Parent, as the case may be, on behalf of itself and its subsidiaries, and TiVo) that include the following:

•	TiVo has obtained the TiVo stockholder approval, and Rovi has obtained the Rovi stockholder approval;

•	the shares of New Parent common stock issuable to TiVo’s stockholders and Rovi’s stockholders pursuant to the merger agreement have been approved for listing on the NASDAQ, subject to official notice of issuance;

•	no order (disregarding any foreign antitrust or competition law-related order) has been promulgated, entered, enforced, enacted or issued or is applicable to the mergers or other transactions contemplated by the merger agreement by any governmental entity which prohibits, restrains or makes illegal the consummation of the mergers or other transactions contemplated by the merger agreement and continues in effect;

•	effectiveness of the registration statement for the New Parent common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order or proceedings for that purpose; and

•	the waiting period (and any extensions thereof) under the HSR Act has expired or been terminated.

Conditions to Rovi’s, New Parent’s and the Merger Subs’ Obligation to Complete the Mergers

The obligations of Rovi, New Parent and Rovi Merger Sub to consummate the Rovi merger and of New Parent and TiVo Merger Sub to consummate the TiVo merger are subject to the satisfaction on or prior to the closing date of the following conditions (which may be waived in whole or in part by Rovi or New Parent, as the case may be, on behalf of itself and such other entities):

•	certain of the representations and warranties of TiVo set forth in the merger agreement with respect to (i) the due organization, good standing and requisite corporate power and authority of TiVo and its subsidiaries, a complete and correct list of TiVo’s subsidiaries and the absence of any violation of TiVo’s organizational documents, (ii) the capitalization of TiVo, (iii) due authorization, the required stockholder approval to approve the TiVo merger and the absence of any conflicts with TiVo’s or its subsidiaries’ organizational documents (but, with respect to TiVo’s subsidiaries, solely with respect to those subsidiaries which are material to the business of TiVo and its subsidiaries, taken as a whole), (iv) the absence of a TiVo material adverse effect since January 31, 2016 and (v) finders’ or brokers’ fees related to the mergers, in each case, are true and correct in all material respects (except, in the case of such representations and warranties with respect to the capitalization of TiVo, to the extent that any inaccuracies would be immaterial in the aggregate) as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of TiVo set forth in the merger agreement are true and correct in all respects (without giving effect to any materiality or TiVo material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for breaches of such representations or warranties that would not have a TiVo material adverse effect;

•	Rovi, New Parent and the Merger Subs have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that the two conditions above have been satisfied;

•	TiVo has performed or complied with all of the obligations, agreements and covenants (other than certain notification obligations) required by the merger agreement to be performed or complied with by it in all material respects and Rovi, New Parent and the Merger Subs have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

•	there has not been any TiVo material adverse effect since the date of the merger agreement and New Parent and the Merger Subs have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

•	the receipt by Rovi of a tax opinion from Cooley to the effect that the Rovi merger and the TiVo merger, taken together, will be treated as an “exchange” described in Section 351(a) of the Code and/or the Rovi merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•

there is (i) no legal proceeding pending in a United States District Court commenced by a governmental entity seeking an order that would prohibit, restrain or make illegal the consummation of the mergers or the other transactions contemplated by the merger agreement under the U.S. antitrust laws and (ii) no motion of a governmental entity pending in a United States Court of Appeals, seeking on an expedited basis, appeal, review, rehearing or reconsideration, which we refer to as an expedited appeal, of the matters set forth in clause (i) that has been granted by such United States Court of Appeals.

Conditions to TiVo’s Obligation to Complete the TiVo Merger

The obligation of TiVo to consummate the TiVo merger is subject to the satisfaction on or prior to the closing date of the following conditions (which may be waived in whole or in part by TiVo):

•	certain of the representations and warranties of Rovi set forth in the merger agreement with respect to (i) the due organization, good standing and requisite corporate power and authority of Rovi, New Parent, the Merger Subs and Rovi’s other subsidiaries and the absence of any violation of Rovi’s organizational documents, (ii) capitalization of Rovi, (iii) due authorization, required stockholder approval to approve the Rovi merger and the absence of any conflicts with Rovi’s or its subsidiaries’ organizational documents (but, with respect to Rovi’s subsidiaries, solely with respect to those subsidiaries which are material to the business of Rovi and its subsidiaries, taken as a whole), (iv) the absence of a Rovi material adverse effect since January 31, 2016 and (v) finders’ or brokers’ fees related to the mergers, in each case, are true and correct in all material respects (except, in the case of such representations and warranties made with respect to the capitalization of Rovi, to the extent that any inaccuracies would be immaterial in the aggregate) as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Rovi, New Parent and the Merger Subs set forth in the merger agreement are true and correct in all respects (without giving effect to any materiality or Rovi material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties would not have a Rovi material adverse effect;

•	TiVo has received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that the two conditions above have been satisfied;

•	Rovi, New Parent and the Merger Subs have performed or complied with, as applicable, all of the obligations, agreements and covenants (other than certain notification obligations) required by the merger agreement to be performed or complied with by each of them in all material respects and TiVo has received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

•	there has not been any Rovi material adverse effect since the date of the merger agreement and TiVo has received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied; and

•	the receipt by TiVo of a tax opinion from Skadden to the effect that the Rovi merger and the TiVo merger, taken together, will be treated as an “exchange” described in Section 351(a) of the Code.

Termination

The merger agreement may be terminated and the mergers may be abandoned at any time prior to the effective time of the TiVo merger, whether before or after the TiVo stockholder approval and/or the Rovi stockholder approval:

•	by the mutual written consent of Rovi and TiVo;

•	by either of TiVo or Rovi:

•	if any governmental entity in the U.S. has issued an order permanently restraining, enjoining or otherwise prohibiting the mergers and the other transactions contemplated by the merger agreement and such order has become final and non-appealable (provided that the party seeking to terminate the merger agreement shall have used its reasonable best efforts to contest, appeal and remove such order and shall not have breached any representations, warranties, covenants or other agreements that resulted in or caused the issuance of such order);

•	if the mergers and the other transactions contemplated by the merger agreement have not been consummated by October 14, 2016; provided, however, that if the conditions relating to (i) the absence of any order (other than a foreign antitrust or competition law related order) of a governmental entity prohibiting the mergers, (ii) expiration or termination of the waiting period (and any extensions thereof) under the HSR Act and (iii) the absence of legal proceedings in a United States District Court seeking to prohibit the mergers under the U.S. antitrust laws or a motion of a governmental entity pending in a United States Court of Appeals seeking expedited appeal, review, rehearing or reconsideration of such a legal proceeding have not been satisfied or waived by all parties entitled to the benefit of such condition by the fifth business day prior to October 14, 2016, either Rovi or TiVo may, by written notice delivered to the other party, extend the outside date from time to time to a date not later than January 14, 2017 (provided, that this right of termination is not available to a party if its action or failure to act constitutes a material breach or violation of its covenants, agreements or other obligations under the merger agreement and such material breach or violation caused or resulted in (x) the failure to satisfy the conditions to the obligations of the terminating party to consummate the respective merger(s) prior to the outside date (as it may be extended) or (y) the failure of the closing to occur by the outside date (as it may be extended);

•	if the Rovi stockholder approval has not been obtained at the conclusion of the duly convened Rovi special meeting following any and all adjournments or postponements of such meeting (provided that Rovi may not exercise this termination right if Rovi has materially breached its obligations in connection with the Rovi stockholders meeting in a manner that caused or resulted in the failure of the Rovi stockholder approval to be obtained); or

•	if the TiVo stockholder approval has not been obtained at the conclusion of the duly convened TiVo special meeting following any and all adjournments or postponements of such meeting (provided that TiVo may not exercise this termination right if TiVo has materially breached its obligations in connection with the TiVo stockholders meeting in a manner that caused or resulted in the failure of the TiVo stockholder approval to be obtained).

•	By TiVo:

•

if (i) the Rovi board or any committee thereof makes, prior to the Rovi special meeting, an adverse recommendation change, (ii) the Rovi board or any committee thereof fails to include the Rovi recommendation in this joint proxy statement/prospectus, (iii) a tender offer or exchange offer is commenced and the Rovi board fails to recommend against acceptance of such tender offer or exchange offer by Rovi stockholders (including by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within 10 business days of the commencement of such tender offer or exchange offer, (iv) the Rovi board or any committee thereof refuses to affirm publicly the Rovi recommendation following any reasonable written request by TiVo to provide such reaffirmation (including in the event of a takeover proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) 10 calendar days following such request and (y) five business days prior to the Rovi special meeting (provided, in the case of clause (y), that if such request is made less than eight business days prior to such meeting, then, notwithstanding the foregoing, the Rovi board or any committee thereof shall have four business days to respond to such request for reaffirmation); provided, that a request for affirmation may be made only once per takeover proposal or material modification of such takeover proposal that, in the reasonable judgment of TiVo, calls into question whether the Rovi stockholder approval will be obtained or (v) the Rovi board formally resolves to take or publicly announces an intention to take any of the foregoing summarized actions; provided, that the right to terminate pursuant to clauses (i) through (v) which arises following the commencement or announcement of a takeover proposal will expire if not exercised prior to the 10th business day following the date on which the right to terminate under these circumstances first arose or the Rovi stockholder approval shall have already been obtained;

•	prior to the receipt of the Rovi stockholder approval, if Rovi is in willful breach of its non-solicitation obligations;

•	if Rovi breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Rovi’s representations and warranties or Rovi’s compliance with its covenants and agreements and (ii) is incapable of being cured by Rovi by the outside date (as it may be extended) (provided, TiVo will not be able to exercise this right to terminate if it is then in breach of any representations, warranties, covenants or other agreements that would result in a failure of certain closing conditions); or

•	prior to the receipt of the TiVo stockholder approval, so that TiVo may enter into a definitive agreement providing for a superior proposal.

•	By Rovi:

•	if (i) the TiVo board or any committee thereof makes, prior to the TiVo special meeting, an adverse recommendation change, (ii) the TiVo board or any committee thereof fails to include the TiVo recommendation in this joint proxy statement/prospectus, (iii) a tender offer or exchange offer is commenced and the TiVo board fails to recommend against acceptance of such tender offer or exchange offer by TiVo stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within 10 business days of the commencement of such tender offer or exchange offer, (iv) the TiVo board or any committee thereof refuses to affirm publicly the TiVo recommendation following any reasonable written request by Rovi to provide such reaffirmation (including in the event of a takeover proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) 10 calendar days following such request and (y) five business days prior to the TiVo special meeting (provided, in the case of clause (y), that if such request is made less than eight business days prior to such meeting, then, notwithstanding the foregoing, the TiVo board or any committee thereof shall have four business days to respond to such request for reaffirmation); provided, that a request for affirmation may only be made once per takeover proposal or material modification of such takeover proposal that, in the reasonable judgment of Rovi, calls into question whether the TiVo stockholder approval will be obtained or (v) the TiVo board formally resolves to take or publicly announces an intention to take any of the foregoing summarized actions; provided, that the right to terminate the merger agreement pursuant to clauses (i) through (v) which arises following the commencement or announcement of a takeover proposal will expire if not exercised prior to the 10th business day following the date on which a right to terminate under these circumstances first arose or the TiVo stockholder approval shall have already been obtained;

•	prior to the receipt of the TiVo stockholder approval, if TiVo is in willful breach of its non-solicitation obligations;

•	if TiVo breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of TiVo’s representations and warranties or TiVo’s compliance with its covenants and agreements and (ii) is incapable of being cured by TiVo by the outside date (as it may be extended) (provided, Rovi will not be able to exercise this right to terminate if it is then in breach of any representations, warranties, covenants or other agreements that would result in a failure of certain closing conditions); or

•	prior to the receipt of the Rovi stockholder approval, so that Rovi may enter into a definitive agreement providing for a superior proposal.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the merger agreement will be void and have no effect, without any liability or obligation on the part of any party, except that:

•	no termination will affect the obligations of the parties contained in the confidentiality agreement;

•	no termination will relieve any party from liability for any fraud, willful breach of a representation or warranty or willful breach of any covenant or other agreement contained in the merger agreement; and

•	certain other provisions of the merger agreement, including (i) provisions with respect to the ability of Rovi and TiVo to pursue damages against the other party for a willful breach of the merger agreement and (ii) provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Termination Fees; Expenses

All out-of-pocket fees and expenses incurred by the parties are to be paid solely by the party that has incurred such fees and expenses.

In the event that (i) the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to a failure to consummate the transaction by the outside date (as it may be extended), and (ii) a takeover proposal (substituting 50% for 20% in its definition) for Rovi or TiVo, as applicable, is publicly disclosed or otherwise made public for the first time twenty (20) days prior to the date of termination and on or after the date of the merger agreement, where the vote seeking the stockholder approval applicable to the party with respect to which the takeover proposal was made had not been taken prior to the second business day prior to the outside date (as it may be extended), then the party that could have so terminated (or did so terminate, as applicable) will be paid by the other party, by wire transfer of same day funds on the date of such termination, $9,150,000.

In the event that (i) the merger agreement is terminated and, at the time of such termination, could have been (or was) terminated due to a failure to obtain the Rovi stockholder approval or TiVo stockholder approval, as applicable, and (ii) a takeover proposal (substituting 50% for 20% in its definition) for Rovi or TiVo, as applicable, is publicly disclosed or otherwise made public for the first time ten (10) business days prior to the date of the the special meeting of stockholders of the party with respect to which such takeover proposal was made and on or after the date hereof and not withdrawn prior to the final conclusion of such special meeting of stockholders, then the party that could have so terminated (or did so terminate, as applicable) will be paid by the other party, by wire transfer of same day funds on the date of such termination, $9,150,000.

If within one year following a termination described in the preceding two paragraphs, the party obliged to pay such $9,150,000 fee enters into a definitive agreement for, or otherwise consummates, a takeover proposal (substituting 50% for 20% in its definition), then such party will pay to the other party, by wire transfer of same day funds upon the earlier of the public announcement of such party’s entry into any such definitive agreement or the consummation of any such takeover proposal, $36,600,000 less any amount previously paid pursuant to the immediately preceding two paragraphs.

The merger agreement contains certain termination rights for Rovi and TiVo, as applicable, and provides that the terminating party (or the party that could have terminated for such specified circumstances, as applicable) will be paid by the other party a termination fee of $36,600,000 payable by wire transfer of same-day funds no later than two business days after the termination under the following specified circumstances:

•	the merger agreement is terminated, or at the time of termination for failure to obtain the Rovi stockholder approval or TiVo stockholder approval, as applicable, could have been terminated for: (i) an adverse recommendation change made by the TiVo board or Rovi board, as applicable, or any committee thereof prior to the special meeting, (ii) a failure by the TiVo board or Rovi board, as applicable, or any committee thereof to include its recommendation in this joint proxy statement/prospectus, (iii) a failure by the TiVo board or the Rovi board, as applicable, to recommend against acceptance by its stockholders of a tender offer or exchange offer, (iv) a failure by the TiVo board or the Rovi board, as applicable, to affirm its recommendation upon any reasonable written request by Rovi or TiVo, as applicable, or (v) a formal resolution by the TiVo board or the Rovi board, as applicable, to take or a public announcement of an intention to take any of the foregoing summarized actions; or

•	the merger agreement is terminated, or at the time of termination could have been terminated, for TiVo’s or Rovi’s, as applicable, willful breach of its non-solicitation obligations (prior to the receipt of the required stockholder approval).

The merger agreement further provides that if the merger agreement is terminated in the following circumstance, the terminating party shall pay to the other party a termination fee of $36,600,000 payable by wire transfer of same-day funds on the date of termination:

•	the merger agreement is terminated prior to receipt of the TiVo stockholder approval or the Rovi stockholder approval, as applicable, so that the terminating party may enter into a definitive agreement providing for a superior proposal.

Notwithstanding the foregoing, in no event will the full amount of the termination fee be paid more than once by either TiVo or Rovi, as applicable, nor will anyone be paid an aggregate amount pursuant to the termination fee provisions of the merger agreement in excess of the full amount of the termination fee.

The parties have agreed that other than with respect to claims for fraud or willful breaches of any representation, warranty, covenant or other agreement set forth in the merger agreement and the right of each party to pursue damages and specific performance in the event of another party’s willful breach or fraud, (i) (A) if any termination fee is paid to a party, then such payment will be the sole and exclusive remedy of such party, its subsidiaries, stockholders, affiliates and representatives against the other party or any of its stockholders, affiliates and representatives for, and, (B) in no event will the party being paid such termination fee or any of its stockholders, affiliates and representatives seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the mergers to be consummated, (2) the termination of the merger agreement, (3) any liabilities or obligations arising under the merger agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under the merger agreement, and (ii) upon payment of such termination fee, no party paying such termination fee nor any affiliates or representatives of any such party will have any further liability or obligation to the other party relating to or arising out of the merger agreement or the transactions contemplated thereby.

Amendment and Waiver

Amendment

The merger agreement may be amended, modified or supplemented in any and all respects by a written agreement of the parties with respect to any of the terms contained in the merger agreement, either before or after the vote of the stockholders of TiVo or Rovi contemplated by the merger agreement; provided, however, that no amendment, modification or supplement may be made following the adoption of the merger agreement by the Rovi or TiVo stockholders unless, to the extent required, approved by the stockholders.

Waiver

At any time prior to the effective times of the mergers the parties may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	subject to the proviso in the amendment provisions described above, waive compliance with any of the agreements or conditions contained in the merger agreement.

Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Third-Party Beneficiaries; Specific Performance

Third-Party Beneficiaries

The merger agreement is not intended to confer upon any person other than the parties thereto any rights or remedies, except:

•	for each party to pursue damages and specific performance, on behalf of its stockholders, in the event of another party’s willful breach of the merger agreement or fraud;

•	for TiVo stockholders to the extent necessary to receive the TiVo merger consideration to which such holder is entitled following the effective time of the TiVo merger; and

•	for the directors, officers or employees of TiVo, Rovi and their respective subsidiaries to enforce the provisions of the merger agreement relating to indemnification and exculpation from liability.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the obligations of the parties to consummate the mergers and the obligation of Rovi, New Parent and the Merger Subs to pay, and the affected party’s stockholders’ right to receive, the applicable merger consideration) in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR TIVO NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of TiVo that is based on or otherwise relates to the TiVo merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to TiVo’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of TiVo’s stockholders, as described below in this section.

Upon completion of the TiVo merger, certain outstanding TiVo equity compensation awards will be converted into an equivalent equity award with respect to Rovi common stock and certain outstanding TiVo equity compensation awards will vest upon the completion of the TiVo merger. Each named executive officer of TiVo is also entitled to certain “double-trigger” severance payments and benefits upon a termination of employment by TiVo or Rovi without “cause” or a resignation by the named executive officer for “good reason” (in either case, a “qualifying termination”) as described in the section titled “The Mergers—Interests of Officers and Directors in the Mergers—Interests of TiVo Directors and Executive Officers in the Mergers.” Provision of these severance payments and benefits is conditioned upon the named executive officer executing a general release of claims in favor of TiVo and in each case complying with non-solicitation provisions that apply for a period of one year after the executive’s employment terminates.

Assuming that the TiVo merger was completed and the employment of each of the named executive officers was terminated on July 22, 2016 (the last practicable date prior to filing this joint proxy statement/prospectus), each named executive officer would receive approximately the amounts set forth in the table below, based on a $9.72 share price of TiVo common stock, which is the average closing market price of TiVo’s common stock over the first five business days following the April 28, 2016 public announcement of the merger agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions occurring before completion of the TiVo merger (such as the grant of awards in respect of TiVo’s FY17 bonus cycle). As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name (1)	Cash ($)(a)(2)	Equity ($)(b)(3)	Perquisites/ Benefits ($)(c)(4)	Other ($)(d)	Total ($)
Naveen Chopra	$1,377,000	$3,677,377	$50,400	—	$5,104,777
Charles (Dan) Phillips	$1,404,540	$1,885,680	$50,400	—	$3,340,620
Matthew Zinn	$1,404,540	$2,076,027	$50,400	—	$3,530,967
Thomas S. Rogers (1)	—	—	—	—	—
Jeffrey Klugman (1)	—	—	—	—	—

(1)	TiVo entered into a Transition Agreement with Thomas S. Rogers effective November 13, 2015, pursuant to which he ceased serving as our principal executive officer. Jeff Klugman separated from service with TiVo effective as of March 1, 2016. Accordingly, with the exception of the payments noted in footnote (3), neither person will receive golden parachute compensation in connection with the TiVo merger.
(2)

Payable as cash severance under the terms of the Change of Control Agreements, as further described under “Interests of Officers and Directors in the Mergers—Interests of TiVo Directors and Executive Officers in the Mergers.” The payments in this column constitute “double-trigger” payments (i.e., payments payable upon a qualifying termination in connection with a change in control).

(3)	The equity amounts in this column (i) assume change in control value of stock options and restricted stock units at $9.72 stock price and (ii) are payable pursuant to the acceleration provisions under the terms of the Change of Control Agreements, provided that with respect to the terms of the performance share awards granted in April 2016, if any of the executives experiences a qualifying termination without Cause or for Good Reason (as such terms are described above) and such termination occurs following the completion of the TiVo merger and within the first six months following the April 2016 grant date, which would be the case in the event of a July 22, 2016 closing, such grants shall be entitled to no greater than 12 months’ accelerated vesting, or, in the case of Mr. Chopra, no greater than accelerated vesting of 62.5% of the shares subject to such award. Other than Mr. Rogers’ stock options, which will be accelerated and cashed out upon the consummation of the TiVo merger because he is not an employee and serves on the TiVo board as of the presumed closing date of July 22, 2016, which is a “single-trigger” payment (i.e., a payment payable solely upon occurrence of a change in control), the equity awards in this column constitute double-trigger payments, as described above.

Name	Stock Options	Restricted Stock Awards	Performance Share Awards	RSUs	Total
Naveen Chopra	$0	$1,982,724	$1,557,018	$137,635	$3,677,337
Charles (Dan) Phillips	$0	$699,840	$1,185,840	$0	$1,885,680
Matthew Zinn	$0	$878,649	$1,197,378	$0	$2,076,027
Thomas S. Rogers	—	—	—	—	—
Jeffrey Klugman	—	—	—	—	—

(4)	Amounts represent payments related to health/wellness plan continuation for 18 months for each named executive officer, as indicated above. These amounts are double-trigger payments, as described above.

Merger-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, TiVo is seeking non-binding, advisory stockholder approval of the compensation of TiVo’s named executive officers that is based on or otherwise relates to the TiVo merger as disclosed above in this section. The proposal gives TiVo’s stockholders the opportunity to express their views on the merger-related compensation of TiVo’s named executive officers.

Accordingly, TiVo is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to TiVo’s named executive officers, in connection with the TiVo merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory Vote on Merger-Related Compensation for TiVo Named Executive Officers—Golden Parachute Compensation,” are hereby APPROVED.”

Vote Required and TiVo Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related executive compensation and vote to adopt the merger agreement and vice versa. Because the vote is advisory in nature, it will not be binding on TiVo, regardless of whether the merger agreement is adopted. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by TiVo’s named executive officers in connection with the TiVo merger is not a condition to completion of the TiVo merger, and failure to approve this advisory matter will have no effect on the vote to adopt the merger agreement. Because the merger-related executive compensation to be paid in connection with the TiVo merger is based on contractual arrangements with the named executives, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto).

The advisory vote on the compensation that may be received by TiVo’s named executive officers in connection with the TiVo merger will be approved if a majority of the votes cast on such proposal vote “FOR” such proposal.

THE TIVO BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION THAT MAY BE RECEIVED BY TIVO’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE TIVO MERGER.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR ROVI NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Rovi that is based on or otherwise relates to the Rovi merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Rovi’s stockholders, as described below in this section.

Upon completion of the Rovi merger, certain outstanding Rovi equity compensation awards will be converted into an equivalent equity award with respect to New Parent common stock. Mr. Burke and Mr. Halt are also entitled to certain “double-trigger” severance payments and benefits upon a termination of employment by Rovi or New Parent without “cause” or a resignation by the named executive officer for “good reason” (in either case, a “qualifying termination”) within 90 days prior to or 12 months following a “change in control” of Rovi, as described in the section titled “Interests of Officers and Directors in the Mergers—Interests of Rovi Executive Officers and Directors in the Mergers.” Mr. Carson and Ms. Sergeeff have entered into letter agreements where they have agreed that the mergers will not constitute a change in control of Rovi for purposes of eligibility to receive double-trigger severance benefits in connection with a termination following a change in control.

Provision of these severance payments and benefits is conditioned upon complying with non-solicitation provisions that apply for a period of one year after the executive’s employment terminates, and the execution of a general release of claims in the case of Mr. Burke. In addition, the named executive officer’s rights to continued payment of severance benefits will cease if the executive becomes employed by a company that Rovi reasonably believes is a competitor.

Assuming that the Rovi merger was completed and the employment of each of the named executive officers was terminated on July 22, 2016 (the last practicable date prior to filing this joint proxy statement/prospectus), each named executive officer would receive approximately the amounts set forth in the table below, based on a $16.21 per share price of Rovi common stock, which is the average closing market price of Rovi’s common stock over the first five business days following the April 28, 2016 public announcement of the merger agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(a)(1)	Equity ($)(b)(2)	Perquisites/ Benefits ($)(c)(3)		Total ($)
John Burke	$831,250	$3,060,205	$20,062	—	$3,911,517
Peter Halt	$413,751	$2,601,754	$19,974	—	$3,035,479

(1)	Cash severance includes 100% of target annual bonus for Mr. Burke.
(2)	Values in Equity column assume a value of stock options, time-vested restricted stock awards and restricted stock units, and performance-vested restricted stock awards and restricted stock units at $16.21 per share, 100% accelerated vesting upon a qualifying termination following the Rovi merger, as follows:

Name	Stock Options	Restricted Stock Awards	Restricted Stock Units
John Burke	$0	$1,337,325	$1,722,880
Peter Halt	$0	$1,214,275	$1,387,479

All unvested stock options held by Rovi named executive officers have an exercise price above $16.21 per share.

(3)	Amounts represent payments related to continued welfare benefit plan coverage for 12 months for each named executive officer

Merger-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Securities Exchange Act of 1934, Rovi is seeking non-binding, advisory stockholder approval of the compensation of Rovi’s named executive officers that is based on or otherwise relates to the Rovi merger as disclosed above in this section. The proposal gives Rovi’s stockholders the opportunity to express their views on the merger-related compensation of Rovi’s named executive officers.

Accordingly, Rovi is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Rovi’s named executive officers, in connection with the Rovi merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory Vote on Merger-Related Compensation for Rovi Named Executive Officers  — Golden Parachute Compensation,” are hereby APPROVED.”

Vote Required and Rovi Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related executive compensation and vote to adopt the merger agreement and vice versa. Because the vote is advisory in nature, it will not be binding on Rovi, regardless of whether the merger agreement is adopted. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by Rovi’s named executive officers in connection with the Rovi merger is not a condition to completion of the Rovi merger, and failure to approve this advisory matter will have no effect on the vote to adopt the merger agreement. Because the merger-related executive compensation to be paid in connection with the Rovi merger is based on contractual arrangements with the named executives, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto).

The advisory vote on the compensation that may be received by Rovi’s named executive officers in connection with the Rovi merger will be approved if a majority of the votes cast on such proposal vote “FOR” such proposal.

THE ROVI BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION THAT MAY BE RECEIVED BY ROVI’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE ROVI MERGER.

DESCRIPTION OF NEW PARENT CAPITAL STOCK

The following is a summary of the material terms of New Parent’s capital stock as of the effective times of the mergers and is not complete. You should also refer to (1) New Parent’s amended and restated certificate of incorporation, which we refer to as the New Parent certificate of incorporation, which will be in effect as of the effective times of the mergers and a form of which is included as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference, (2) New Parent’s amended and restated bylaws, which we refer to as the New Parent bylaws, which will be in effect as of the effective times of the mergers and a form of which is included as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference and (3) the applicable provisions of the DGCL. The following summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 197.

Common Stock

As of the effective times of the mergers, New Parent will be authorized to issue up to 255,000,000 shares of common stock. Immediately following the mergers, New Parent expects there to be approximately 129,846,225 million shares of common stock of New Parent issued and outstanding.

Holders of New Parent common stock will be entitled to receive dividends when, as and if declared by the New Parent board out of funds legally available for payment.

Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, each holder of New Parent common stock will be entitled to one vote per share and all voting rights will be vested in the New Parent common stock. Holders of shares of New Parent common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of New Parent, the holders of New Parent common stock will be entitled to share equally in any of the assets available for distribution after New Parent has paid in full all of its debts and after the holders of all series of New Parent’s outstanding preferred stock, if any, have received their liquidation preferences in full.

The shares of New Parent common stock will be subject to certain transfer restrictions intended to preserve tax benefits of New Parent pursuant to Section 382 of the Code that apply to transfers made by 5% stockholders, transferees related to a 5% stockholder, transferees acting in coordination with a 5% stockholder, or transfers that would result in a stockholder becoming a 5% stockholder. Such restrictions will expire on the earlier of (i) the repeal of Section 382 or any successor statute if the New Parent board determines that such restrictions are no longer necessary or desirable for the preservation of certain tax benefits, (ii) the beginning of a taxable year to which the New Parent board determines that no tax benefits may be carried forward or (iii) such other date as the New Parent board shall fix in accordance with the New Parent certificate of incorporation.

The shares of New Parent common stock to be issued at the effective time of the TiVo merger will be validly issued, fully paid and nonassessable. Holders of shares of New Parent common stock will not be entitled to preemptive rights. Shares of New Parent common stock will not be convertible into shares of any other class of capital stock.

American Stock Transfer & Trust Company will be the transfer agent for the New Parent common stock. New Parent may from time to time after the consummation of the mergers engage another transfer agent for its stock as business circumstances warrant.

Blank Check Preferred Stock

Under the New Parent certificate of incorporation, without further stockholder action, the New Parent board is authorized to provide for the issuance of preferred stock in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the powers, preferences, and rights and the qualifications, limitations, or restrictions of the preferred stock and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

CERTAIN BENEFICIAL OWNERS OF TIVO COMMON STOCK

The following table contains certain information regarding the beneficial ownership of TiVo common stock as of July 22, 2016 (unless otherwise noted) for:

•	each person known by TiVo to own beneficially more than five percent of the outstanding shares of TiVo common stock;

•	each of TiVo’s directors and named executive officers; and

•	all of TiVo’s current executive officers and directors as a group.

Unless otherwise indicated, each of the persons or entities listed below exercises sole voting and investment power over the shares that each of them beneficially owns. The business address for each of TiVo’s directors and officers listed below is c/o TiVo Inc., 2160 Gold Street, P.O. Box 2160, San Jose, CA 95002.

Applicable percentages are based on 100,241,448 shares of TiVo common stock outstanding on July 22, 2016.

Name (1)	Shares of Common Stock Beneficially Owned Directly or Indirectly	Stock Options Exercisable within 60 days	Total Shares Beneficially Owned	Percent of Shares of Common Stock Outstanding
Thomas Rogers (2)	2,647,861	1,483,818	4,131,679	4.1%
Naveen Chopra (3)	697,872	60,323	758,195	*
Jeffrey Klugman (4)	—	—	—	*
Charles (Dan) Phillips (5)	369,448	88,563	458,011	*
Matthew Zinn (6)	403,560	296,822	700,382	*
Peter Aquino (7)	80,853	35,685	116,538	*
William Cella (8)	113,955	25,000	138,955	*
Jeffrey Hinson (9)	96,513	52,292	148.805	*
Daniel Moloney (10)	55,223	—	55,223	*
Wendy Webb (11)	7,992	—	7,992	*
David Yoffie (12)	77,114	25,000	102,114	*
All executive officers and directors as a group (12 persons)	4,813,975	2,076,254	6,890,229	6.9%

(*)	Represents less than 1% of outstanding shares of TiVo common stock.

(1)	This table is based upon information supplied by TiVo’s officers, directors and principal stockholders, Schedules 13D and 13G and Form 13F, as applicable, filed with the SEC and information to TiVo’s knowledge based upon TiVo’s stock transfer records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, TiVo believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. This table shows beneficial ownership in accordance with the rules of the SEC by including securities over which a named person has or shares voting or investment control, as well as securities over which a named person has the right to acquire voting or investment control within 60 days of July 22, 2016, such as, for example, upon exercise of an option that is currently vested or which is scheduled to vest within that 60-day period.
(2)	This amount include 240,000 RSUs that will vest within 60 days of July 22, 2016.
(3)	Includes 239,984 shares of restricted stock and 169,187 shares of market-based awards, which cannot be sold or transferred by Mr. Chopra prior to their vesting. These shares are otherwise generally subject to forfeiture back to TiVo upon Mr. Chopra’s cessation of employment or service with TiVo under certain defined circumstances prior to the vesting of the shares.

(4)	Mr. Klugman holds no options or awards in TiVo as of July 22, 2016.
(5)	Includes 136,000 shares of restricted stock and 138,000 shares of market-based awards, which cannot be sold or transferred by Mr. Phillips prior to their vesting. These shares are otherwise generally subject to forfeiture back to TiVo upon Mr. Phillips’ cessation of employment or service with TiVo under certain defined circumstances prior to the vesting of the shares.
(6)	Includes 154,396 shares of restricted stock and 139,187 shares of market-based awards, which cannot be sold or transferred by Mr. Zinn prior to their vesting. These shares are otherwise generally subject to forfeiture back to TiVo upon Mr. Zinn’s cessation of employment or service with TiVo under certain defined circumstances prior to the vesting of the shares.
(7)	Includes 15,504 shares of restricted stock.
(8)	Includes 15,504 shares of restricted stock.
(9)	Includes 15,504 shares of restricted stock.
(10)	Includes 22,077 shares of restricted stock.
(11)	Includes 7,992 shares of restricted stock. This amount does not include 20,278 RSUs that will not vest within 60 days of July 22, 2016.
(12)	Includes 15,504 shares of restricted stock.

The following table sets forth information as to each person or entity known to TiVo to be the beneficial owner of more than five percent of the outstanding shares of TiVo common stock as of July 22, 2016 (percent of TiVo common stock outstanding based on shares outstanding on July 22, 2016).

Name	Number of Shares	Percent of Common Stock Outstanding
The Vanguard Group (1)	6,774,304	6.8%
BlackRock, Inc. (2)	5,133,675	5.1%
Wellington Management Group LLP (3)	6,272,335	6.3%
Putnam Investments, LLC (4)	5,146,356	5.1%

(1)	Based solely on, and in reliance upon, and without independent investigation of, information provided by the Vanguard Group in a Schedule 13G filed with the SEC on February 10, 2016, the Vanguard Group and its affiliates had sole dispositive power with respect to 6,446,980 shares, shared dispositive power with respect to 218,607 shares, sole voting power with respect to 215,507 shares and shared voting power with respect to 9,900 shares. The address of the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(2)	Based solely on, and in reliance upon, and without independent investigation of, information provided by BlackRock, Inc., in a Schedule 13G filed with the SEC on January 27, 2016, BlackRock, Inc. and its affiliates had sole dispositive power with respect to all of the shares and sole voting power with respect to 5,872,407 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(3)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Wellington Management Group LLP in a Schedule 13G filed with the SEC on February 11, 2016, Wellington Management Group LLP and its affiliates had shared dispositive power with respect to all of the shares and shared power to vote or to direct the vote on 2,064,537 shares. The address of Wellington Management Group LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.
(4)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Putnam Investments, LLC in an amended Schedule 13G filed with the SEC on April 11, 2016, Putnam Investments, LLC and its affiliates had sole dispositive power with respect to all of the shares and sole voting power with respect to 678,747 shares at March 31, 2016. The address of Putnam Investments, LLC is One Post Office Square, Boston, MA 02109.

CERTAIN BENEFICIAL OWNERS OF ROVI COMMON STOCK

The following table contains certain information regarding the beneficial ownership of Rovi common stock as of July 22, 2016 (unless otherwise noted) for:

•	each person known by Rovi to own beneficially more than five percent of the outstanding shares of Rovi common stock;

•	each of Rovi’s directors and named executive officers; and

•	all of Rovi’s current executive officers and directors as a group.

Unless otherwise indicated, each of the persons or entities listed below exercises sole voting and investment power over the shares that each of them beneficially owns. The business address for each of Rovi’s directors and officers listed below is c/o Rovi Corporation, 2 Circle Star Way, San Carlos, California 94070.

All percentages are based on 83,370,218 shares outstanding as of July 22, 2016.

Name	Shares of Common Stock Beneficially Owned Directly or Indirectly	Stock Options Exercisable within 60 days	Total Shares Beneficially Owned	Percent of Class
Thomas Carson (1)	407,598	597,319	1,004,917	1.21%
John Burke (2)	111,360	48,958	160,318	*
Peter Halt (3)	190,162	104,375	294,537	*
Pamela Sergeeff (4)	102,390	20,937	123,327	*
Alan L. Earhart (5)	43,907	45,000	88,907	*
Eddy W. Hartenstein (6)	48,087	0	48,087	*
N. Steven Lucas (7)	45,510	0	45,510	*
James E. Meyer (5)	80,120	45,000	125,120	*
Ruthann Quindlen (5)	38,442	15,000	53,442	*
Raghavendra Rau (8)	37,899	0	37,899	*
Glenn W. Welling (9)	2,589,862	0	2,589,862	3.11%
All executive officers and directors as a group (11 persons)	3,695,337	876,589	4,571,926	5.48%

*	Less than one percent

(1)	Shares beneficially owned include 203,163 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as the shares vest in annual installments over 4 years. The restrictions lapse as follows: 52,500 shares release in 2017, and 21,250 shares release in 2018. 129,413 shares of restricted stock awards are subject to performance based vesting and are eligible to vest on March 1, 2017.
(2)	Shares beneficially owned include 82,500 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as the shares vest in annual installments over 4 years. The restrictions lapse as follows: 13,750 shares release in 2017, and 13,750 shares release in 2018. 55,000 shares of restricted stock awards are subject to performance based vesting and are eligible to vest on March 1, 2017.
(3)	Shares beneficially owned include 74,909 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as the shares vest in annual installments over 4 years. The restrictions lapse as follows: 24,625 shares release in 2017, and 6,250 shares release in 2018. 44,034 shares of restricted stock awards are subject to performance based vesting and are eligible to vest on March 1, 2017.

(4)	Shares beneficially owned include 47,500 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as the shares vest in annual installments over 4 years. The restrictions lapse as follows: 15,000 shares release in 2017, and 12,500 shares release in 2018. 20,000 shares of restricted stock awards are subject to performance based vesting and are eligible to vest on March 1, 2017.
(5)	Shares beneficially owned include 10,296 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse when the shares vest on July 1, 2017.
(6)	Shares beneficially owned include 48,087 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as follows: 16,029 shares release in 2016, 16,029 shares release in 2017, and 16,029 shares release in 2018.
(7)	Shares beneficially owned include 27,105 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as follows: 18,701 shares release in 2017, and 8,404 shares release in 2018.
(8)	Shares beneficially owned include 28,698 shares subject to the release of restricted stock awards. Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as follows: 19,497 shares release in 2017, and 9,201 shares release in 2018.
(9)	Shares beneficially owned include direct ownership of 28,698 shares subject to the release of restricted stock awards and indirect ownership of 2,250,000 shares held by Engaged Capital Master Feeder II, LP, and 300,000 shares held in an account separately managed by Engaged Capital (together with Engaged Capital Master Feeder II, LP, the “Engaged Capital Funds”). Rovi has a right of repurchase with respect to unvested shares subject to the restricted stock awards, which lapse as follows: 19,497 shares release in 2017, and 9,201 shares release in 2018. Mr. Welling is a Principal and Chief Executive Officer of Engaged Capital, LLC, which is the general partner of each of the Engaged Capital Funds, and may be deemed to have shared voting and dispositive power with respect to the shares held by or issuable to the Engaged Capital Funds. Mr. Welling disclaims beneficial ownership of all such shares held by the Engaged Capital Funds except to the extent of his proportionate pecuniary interest therein.

The following table sets forth information as to each person or entity known to Rovi to be the beneficial owner of more than five percent of the outstanding shares of Rovi common stock as of July 22, 2016 (percent of Rovi common stock outstanding based on 83,370,218 shares outstanding on July 22, 2016).

Name	Number of Shares	Percent of Common Stock Outstanding
Invesco Ltd. (1)	8,431,366	10.11%
Blackrock, Inc. (2)	7,915,196	9.49%
Ameriprise Financial, Inc. (3)	7,468,137	8.96%
The Vanguard Group (4)	6,164,654	7.39%
Loomis Sayles & Co., L.P. (5)	5,943,765	7.13%
JPMorgan Chase & Co. (6)	5,314,300	6.37%
Dimensional Fund Advisors LP (7)	5,022,288	6.02%
Frontier Capital Management Co., LLC (8)	4,802,930	5.76%
FMR LLC (9)	4,265,324	5.12%

(1)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Invesco Ltd. in an amended Schedule 13G filed with the SEC on February 8, 2016. Invesco Ltd. and its affiliates have sole dispositive power with respect to all of the shares and sole voting power with respect to 8,282,966 shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, GA 30309.
(2)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Blackrock, Inc. in an amended Schedule 13G filed with the SEC on February 10, 2016. Blackrock, Inc. has sole voting power with respect to 7,713,388 shares and sole dispositive power with respect to all of the shares. The address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10022.

(3)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Ameriprise Financial, Inc. in a Schedule 13G filed with the SEC on February 12, 2016. Ameriprise Financial, Inc. or AFI, is the parent company of Columbia Management Investment Advisors, LLC, or CMIA, (225 Franklin St., Boston, MA 02110). AFI may be deemed to beneficially own the shares reported by CMIA. The shares reported by AFI include those shares separately reported by CMIA. CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to Columbia Seligman Communications & Information Fund, or the Fund, CMIA may be deemed to beneficially own the shares reported herein by the Fund. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Center, Minneapolis, MN 55474.
(4)	Based solely on, and in reliance upon, and without independent investigation of, information provided by The Vanguard Group in an amended Schedule 13G filed with the SEC on February 10, 2016. The Vanguard Group has sole voting power with respect to 106,187 shares, sole dispositive power with respect to 6,055,651 shares and shared dispositive power with respect to 109,003 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(5)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Loomis Sayles & Co., L.P. in a Schedule 13G filed with the SEC on February 12, 2016. Loomis Sayles & Co., L.P. has sole voting power with respect to 5,312,028 shares and sole dispositive power with respect to all of the shares. The address of Loomis Sayles & Co., L.P. is One Financial Center, Boston, MA 02111.
(6)	Based solely on, and in reliance upon, and without independent investigation of, information provided by JPMorgan Chase & Co. in an amended Schedule 13G filed with the SEC on January 25, 2016. JPMorgan Chase & Co. has sole voting power with respect to 4,840,972 shares, sole dispositive power with respect to 5,237,549 shares and shared dispositive power with respect to 51 shares. The address of JPMorgan Chase & Co. is 270 Park Avenue, New York, NY 10017.
(7)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Dimensional Fund Advisors LP in a Schedule 13G filed with the SEC on February 9, 2016. Dimensional Fund Advisors LP has sole voting power with respect to 4,964,067 shares and sole dispositive power with respect to all of the shares. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Austin, TX 78746. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the “Funds”). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, “Dimensional”) may possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares held by the Funds. However, all securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.
(8)	Based solely on, and in reliance upon, and without independent investigation of, information provided by Frontier Capital Management Co., LLC in a Schedule 13G filed with the SEC on February 12, 2016. Frontier Capital Management Co., LLC has sole voting power with respect to 2,859,825 shares and sole dispositive power with respect to all of the shares. The address of Frontier Capital Management Co., LLC is 99 Summer Street, Boston, MA 02110.
(9)

Based solely on, and in reliance upon, and without independent investigation of, information provided by Fidelity Management & Research Company (“Fidelity”) in an amended Schedule 13G filed with the SEC on February 12, 2016. Fidelity has sole voting power with respect to 2,782,254 shares and sole dispositive power with respect to all of the shares. Fidelity, a wholly owned subsidiary of FMR LLC, is the beneficial owner of 2,782,254 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

COMPARISON OF STOCKHOLDER RIGHTS

This section of the joint proxy statement/prospectus describes the material differences among the rights of Rovi stockholders, TiVo stockholders and New Parent stockholders.

The rights of Rovi stockholders are currently governed by the DGCL and the certificate of incorporation and amended and restated bylaws of Rovi, as amended, which we refer to in this joint proxy statement/prospectus as the certificate of incorporation and bylaws of Rovi. The rights of TiVo stockholders are currently governed by the DGCL and the amended and restated certificate of incorporation and third amended and restated bylaws of TiVo, as amended, which we refer to in this joint proxy statement/prospectus as the certificate of incorporation and bylaws of TiVo. Upon completion of the mergers, the rights of Rovi stockholders and TiVo stockholders who become stockholders of New Parent in the mergers will be governed by the DGCL and the certificate of incorporation and bylaws of New Parent.

This section does not include a complete description of all differences among the rights of Rovi stockholders, TiVo stockholders and New Parent stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL, as well as the certificates of incorporation and bylaws of Rovi, TiVo and New Parent. Copies of the certificates of incorporation and bylaws of Rovi and TiVo are filed as exhibits to the reports of Rovi and TiVo incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 216. Forms of the certificate of incorporation and bylaws of New Parent are included as Annex D and Annex E, respectively, to this joint proxy statement/prospectus.

	Rovi	TiVo	New Parent
Authorized Capital	The aggregate number of shares that Rovi has the authority to issue is (i) 250,000,000 shares of Rovi common stock, par value $0.001 per share, and (ii) 5,000,000 shares of Rovi preferred stock, par value $0.001 per share. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock, and to establish the number of shares of any such series. As of the date of this joint proxy statement/prospectus, no shares of Rovi preferred stock are outstanding.	The aggregate number of shares that TiVo has the authority to issue is (i) 275,000,000 shares of TiVo common stock, par value $0.001 per share, and (ii) 10,000,000 shares of TiVo preferred stock, par value $0.001 per share. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized, by filing a preferred stock designation, to fix the designation, powers, preferences and rights and the qualifications, limitations and restrictions of the shares of each series of preferred stock, and to establish the number of shares of any such series. As of the date of this joint proxy statement/prospectus, no shares of TiVo preferred stock are outstanding.	The aggregate number of shares that New Parent has the authority to issue is (i) 250,000,000 shares of New Parent common stock, par value $0.001 per share, and (ii) 5,000,000 shares of New Parent preferred stock, par value $0.001 per share. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock, and to establish the number of shares of any such series. As of the date of this joint proxy statement/prospectus, no shares of New Parent preferred stock are outstanding.

	Rovi	TiVo	New Parent
Dividends	Section 170 of the DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, Section 160 of the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The TiVo bylaws provide that dividends upon the capital stock of TiVo, subject to the provisions of the TiVo certificate of incorporation and applicable law, if any, may be declared by the board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock of TiVo, subject to the provisions of the TiVo certificate of incorporation and applicable law.

Section 170 of the DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, Section 160 of the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

Same as for Rovi

	Rovi	TiVo	New Parent
Voting Rights	Each outstanding share of Rovi common stock entitles its holder to one vote on all matters on which common stockholders are entitled to vote.	Same as for Rovi	Same as for Rovi

Number and Election of Directors	The Rovi bylaws provide that the Rovi board of directors shall consist of at least five members. The number of directors shall be fixed from time to time by a resolution adopted by a majority of the board of directors. No decrease in the authorized number of directors constituting the board of directors shall shorten the term of any incumbent director. At each annual meeting of stockholders, directors shall be elected to hold office until the next annual meeting and until the election and qualification of their respective successors.	The TiVo certificate of incorporation provides that the authorized number of directors shall be fixed exclusively by resolutions adopted by the board of directors. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. At each annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting and to serve until each such director’s successor is duly elected and qualified or until such director’s death, resignation or removal.	Same as for Rovi

Unless an election is contested, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present. In a contested election, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. An election is considered contested if the number of nominees for election exceeds the number of directors to be elected at the meeting.

Unless an election is contested, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at any meeting for the election of directors at which a quorum is present. In a contested election, directors shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote therefor at any meeting of stockholders at which a quorum is present. An election is considered contested if, as of the

	Rovi	TiVo	New Parent
10th day preceding the date TiVo first mails or otherwise transmits its notice of meeting for such meeting to TiVo stockholders, the number of nominees for election exceeds the number of directors to be elected at the meeting. If directors are to be elected by a plurality of the votes cast, stockholders are not permitted to vote against a nominee.

Vacancies on the Board of Directors and Removal of Directors	The bylaws of Rovi provide that any vacancies on the board of directors, including due to an increase in the number of directors even if less than a quorum, may be filled by vote of the majority of the remaining directors, or unanimous written consent of the remaining directors or a sole remaining director, except that a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.	The certificate of incorporation and bylaws of TiVo provide that, any vacancies on the board of directors and any newly created directorships resulting from any increase in the number of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, and except as otherwise provided by law, be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.	Same as for Rovi

	Rovi	TiVo	New Parent
	The certificate of incorporation of Rovi does not provide for the removal of directors; therefore, pursuant to Section 141 of the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The certificate of incorporation of TiVo provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of the shares of voting stock then entitled to vote at an election of directors.

Amendments to Certificates of Incorporation	Under Section 242 of the DGCL, unless the Rovi certificate of incorporation requires a greater vote, a proposed amendment to the Rovi certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class. The Rovi certificate of incorporation provides that Rovi reserves the right to amend, alter, change or repeal any provision of the Rovi certificate of incorporation, in the manner prescribed by statute; provided, that (i) the addition of an article imposing cumulative voting in the election of directors or the amendment, alteration or repeal of any provision of Articles III, IV, V, VI, VII, VIII and IX requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of Rovi entitled to vote generally in the election of directors and (ii) the repeal or modification of the indemnification provisions of Article V shall be prospective only.	Under Section 242 of the DGCL, unless the TiVo certificate of incorporation requires a greater vote, a proposed amendment to the TiVo certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class. The TiVo certificate of incorporation provides that (i) the alteration, amendment or repeal of Articles IV, V and VI requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of voting stock of TiVo entitled to vote in the election of directors, voting together as a single class, and (ii) the repeal or modification of Article V shall be prospective only.	The New Parent certificate of incorporation does not set forth a vote requirement for amendments to the certificate of incorporation; therefore, under Section 242 of the DGCL, a proposed amendment to the New Parent certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

	Rovi	TiVo	New Parent
Amendments to Bylaws	The Rovi certificate of incorporation and bylaws authorize the board of directors to make, amend, supplement or repeal bylaws. The Rovi certificate of incorporation and bylaws also provide that the stockholders may change or repeal any bylaw adopted by the board of directors. Any amendment by the stockholders requires the vote of the holders of at least 80% of the outstanding shares of capital stock of Rovi entitled to vote in the election of directors.	The TiVo certificate of incorporation and bylaws authorize the board of directors to adopt, amend or repeal bylaws. The TiVo certificate of incorporation and bylaws also provide that TiVo stockholders may alter or amend the bylaws or adopt new bylaws by the affirmative vote of at least 66 2/3% of the voting power of the then outstanding shares of voting stock of TiVo entitled to vote in the election of directors; provided, that any repeal or modification of Section 44 of the TiVo bylaws shall be prospective only.	The New Parent certificate of incorporation and bylaws authorize the board of directors to make, amend, supplement or repeal bylaws. The New Parent certificate of incorporation and bylaws also provide that the stockholders may change or repeal any bylaw adopted by the board of directors.

Classified Board	None	The TiVo certificate of incorporation and bylaws provide that the board of directors shall be divided into three classes, with each class having a three-year term.	None

Cumulative Voting	None	None	None

Ability to Call Special Meeting of Stockholders	The Rovi bylaws provide that special meetings of Rovi stockholders may be called by the board of directors, the chairman of the board of directors, the president or one or more stockholders holding shares in the aggregate entitled to cast not less than 20% of the entire capital stock of Rovi issued and outstanding and entitled to vote, upon written request delivered to the chairman of the board of directors, the president, any vice president or the secretary.	The TiVo bylaws provide that special meetings of TiVo stockholders may be called only by the lead independent director or the chief executive officer, by resolution of the board of directors, or by the secretary upon receipt of one or more written demands from stockholders of record who hold at least 50% of the voting power of the outstanding shares of TiVo.	Same as for Rovi

	Rovi	TiVo	New Parent
Notice Required for Stockholder Nominations and Other Proposals	A stockholder’s notice to the secretary must be (i) in the event of an annual meeting of stockholders, delivered to, or mailed and received at, the principal executive offices of Rovi not less than 120 calendar days before the first anniversary of the date of the preceding year’s annual meeting; provided, that if (A) no annual meeting was held in the previous year or (B) the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made or (ii) in the event of a special meeting of stockholders at which the board of directors gives notice that directors are to be elected, delivered to the secretary at the principal executive offices of Rovi not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made.	A stockholder’s notice to the secretary must be delivered to, or mailed and received at, the principal executive offices of TiVo (i) in the event of an annual meeting of stockholders, not less than 90 days or more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made or (ii) in the event of a special meeting of stockholders at which the board of directors gives notice that directors are to be elected, not earlier than the 120th day before such special meeting and not later than the 10th day following the day on which public disclosure of the date of such special meeting was first made.	Same as for Rovi

Stockholder Action by Written Consent	The Rovi certificate of incorporation and bylaws provide that no action shall be taken by the stockholders of Rovi except at an annual or special meeting of stockholders called in accordance with the Rovi bylaws and no action shall be taken by the stockholders by written consent.	The TiVo certificate of incorporation provides that no action shall be taken by the stockholders of TiVo except at an annual or special meeting of stockholders called in accordance with the TiVo bylaws and no action shall be taken by the stockholders by written consent.	Same as for Rovi

	Rovi	TiVo	New Parent
Limitation of Personal Liability of Directors	The Rovi certificate of incorporation provides that no director will be personally liable to Rovi or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Rovi or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. To the extent California law applies, liability of every director for money damages is eliminated to the fullest extent permissible under California law.	Same as for Rovi, except for reference to California Law.	Same as for Rovi, except for reference to California Law.

Indemnification of Directors and Officers	The Rovi bylaws and certificate of incorporation provide that Rovi, to the maximum extent permitted by the DGCL, shall indemnify any person who was or is a party or is threatened to be made a party to any contemplated, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or	The TiVo bylaws provide that TiVo shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, that TiVo may modify the extent of such indemnification by individual contracts with its directors and officers. TiVo will be entitled to raise as a defense to any such action that the claimant has not	Same as for Rovi, except for reference to California Law.

Rovi	TiVo	New Parent
other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Rovi), by reason of (i) the fact that such person is or was a director or officer of Rovi, or is or was serving at the request of Rovi as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, including service with respect to an employee benefit plan, or (ii) anything done or not done by such person in any such capacity, only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rovi and, with respect to any criminal action, suit, investigation or other proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The indemnification includes expenses (including attorneys’ fees) and losses, claims, liabilities, judgments, fines and amounts paid in settlement incurred by the indemnitee or on the indemnitee’s behalf in connection with such action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or other proceeding. To the extent California law applies, Rovi is authorized to indemnify directors and met the standards of conduct that make it permissible under the DGCL or any other applicable law for TiVo to indemnify the claimant.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person (i) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) in a criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145 of the DGCL also permits indemnification by a

Rovi	TiVo	New Parent
officers to the fullest extent permissible under California law.

corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnification for the expenses that the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Section 145 of the DGCL to indemnify such person for reasonable expenses incurred thereby.

The Rovi bylaws also provide that Rovi shall pay all expenses (including attorneys’ fees) incurred by or on behalf of an indemnitee in connection with any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or other proceeding in advance of its final disposition; provided, that, if required by the DGCL, the payment of such expenses shall only be made after the receipt of an	The TiVo bylaws also provide that TiVo shall advance to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of TiVo, or is or was serving at the request of TiVo as a director or officer of another corporation, partnership, joint venture,

Rovi	TiVo	New Parent
undertaking by the indemnitee to repay such amount if it is ultimately determined that such indemnitee is not entitled to be indemnified.	trust or other enterprise, including service with respect to an employee benefit plan, all expenses (including court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding) incurred by any director or officer in connection with such proceeding in advance of its final disposition; provided, that (i) the payment of such expenses shall only be made upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified and (ii) TiVo shall not advance expenses to an officer (except by reason of the fact that such officer is or was a director of TiVo) if a determination is reasonably and promptly made that the facts demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of TiVo.

Additionally, Rovi may, by action of the board of directors from time to time, grant rights to indemnification and payment of expenses to employees and agents with the same scope and effect as the indemnification of directors and officers.	Additionally, TiVo may indemnify its employees and other agents as set forth in the DGCL or any other applicable law.

	Rovi	TiVo	New Parent

Transfer Restrictions	The Rovi certificate of incorporation does not contain transfer restrictions.	The TiVo certificate of incorporation does not contain transfer restrictions.	The New Parent certificate of incorporation contains certain transfer restrictions intended to preserve tax benefits of New Parent pursuant to Section 382 of the Code that apply to transfers made by 5% stockholders, transferees related to a 5% stockholder, transferees acting in coordination with a 5% stockholder, or transfers that would result in a stockholder becoming a 5% stockholder. Such restrictions will expire on the earlier of (i) the repeal of Section 382 or any successor statute if the board of directors determines that such restrictions are no longer necessary or desirable for the preservation of certain tax benefits, (ii) the beginning of a taxable year to which the board of directors determines that no tax benefits may be carried forward or (iii) such other date as the board of directors shall fix in accordance with the New Parent certificate of incorporation.

Stockholder Rights Plan	The Rovi board of directors has adopted a Section 382 rights plan, which under certain circumstances could cause substantial dilution to any person acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.91% or more of the outstanding Rovi common stock within the meaning of Section 382 of the Code, without the	TiVo does not have a stockholder rights plan currently in effect.	See “Transfer Restrictions” above, as applicable to New Parent’s certificate of incorporation.

	Rovi	TiVo	New Parent

approval of the Rovi board of directors.

The rights issued under the Section 382 rights plan will expire on the earliest of (i) 5:00 p.m., New York City time, on April 28, 2019, (ii) the redemption or exchange of the rights, (iii) the termination of the merger agreement prior to the consummation of the mergers, (iv) the consummation of the mergers, (v) the close of business on the effective date of the repeal of Section 382 or any successor statute if the board of directors determines that the Section 382 rights agreement is no longer necessary or desirable for the preservation of certain tax benefits and (vi) the close of business on the first day of a taxable year to which the board of directors determines that no tax benefits may be carried forward.

State Anti-Takeover Statutes	The Rovi certificate of incorporation does not opt out of the provisions of Section 203 of the DGCL, which generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder,	Same as for Rovi	Same as for Rovi

	Rovi	TiVo	New Parent
unless (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

Supermajority Voting Rights for Significant Transactions	In addition to the provisions described above in “State Anti-Takeover Statutes,” the Rovi certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of Rovi entitled to vote generally in the election of directors to approve (i) any merger or consolidation of Rovi in which Rovi is not the surviving entity, (ii) any	None	None

	Rovi	TiVo	New Parent
sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of Rovi or (iii) the adoption of any plan or proposal for the liquidation or dissolution of Rovi.

Transactions Involving Officers or Directors	Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation who thereafter approve the transaction in good faith or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by the board of directors, a committee thereof or the stockholders.	Same as for Rovi	Same as for Rovi

Forum for Adjudication of Certain Disputes	The Rovi bylaws provide that, unless the corporation consents in writing to the	Same as for Rovi	The New Parent certificate of incorporation provides that, unless the corporation

Rovi	TiVo	New Parent
selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the DGCL or the certificate of incorporation or bylaws of Rovi, or (iv) any action asserting a claim against the corporation or any director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware.		consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director, officer or other employee of the corporation arising pursuant to any provision of the DGCL or the certificate of incorporation or bylaws of New Parent, or (iv) any action asserting a claim against the corporation or any director, officer or other employee of the corporation governed by the internal affairs doctrine.

EXPERTS

The consolidated financial statements of TiVo as of January 31, 2016 and 2015, and for each of the years in the three-year period ended January 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of January 31, 2016 have been incorporated herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the January 31, 2016 financial statements refers to a change in the presentation of deferred taxes.

The consolidated financial statements of Rovi Corporation incorporated by reference in Rovi Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Cooley LLP, Palo Alto, California, counsel to Rovi and New Parent, will pass upon the validity of the New Parent common stock offered by this joint proxy statement/prospectus.

It is a condition to the completion of the mergers that Rovi receive an opinion from Cooley LLP, counsel to Rovi, to the effect that the mergers, taken together, will constitute an “exchange” as described in Section 351(a) of the Code and/or the Rovi merger, taken alone, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that TiVo receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to TiVo, to the effect that the mergers, taken together, will constitute an “exchange” as described in Section 351(a) of the Code. Please see the sections entitled “Merger Agreement—Conditions to the Mergers” and “The Mergers—Material United States Federal Income Tax Consequences.”

FUTURE STOCKHOLDER PROPOSALS

Advance Notice Requirements for TiVo Stockholder Submission of Nominations and Proposals

If the mergers are consummated, TiVo will not have public stockholders, the current TiVo stockholders will become stockholders of New Parent, and there will be no future meetings of TiVo stockholders. However, if the mergers are not completed, TiVo expects to hold a 2017 Annual Meeting of Stockholders.

The deadline for submitting a stockholder proposal for inclusion in TiVo’s proxy statement and form of proxy for TiVo’s 2017 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act is January 27, 2017. Stockholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must give timely notice thereof in writing to TiVo’s Corporate Secretary. To be timely, a stockholder’s proposal or nomination must be delivered to or mailed and received at the principal executive offices of TiVo no later than the close of business on April 12, 2017 nor earlier than the close of business on March 13, 2017 and must otherwise satisfy the requirements of TiVo’s Amended and Restated Bylaws, as amended. If the date of TiVo’s 2017 Annual Meeting is more than thirty (30) days before or more than sixty (60) days after the date of the one year anniversary of TiVo’s 2016 Annual Meeting, a stockholder’s proposal or nomination must be delivered to or mailed and received at TiVo’s principal executive offices no later than the ninetieth (90th) day prior to the date of TiVo’s 2017 Annual Meeting, or, if later, the tenth (10th) day following the first public announcement of the revised date of TiVo’s 2017 Annual Meeting. A stockholder’s notice to the Corporate Secretary shall set forth as to each matter the stockholder proposes to bring before TiVo’s 2017 Annual Meeting:

•	a brief description of the business desired to be brought before TiVo’s 2017 Annual Meeting, the reasons for conducting the business at TiVo’s 2017 Annual Meeting and any material interest of each proposing person in the business;

•	the text of the proposal or business (including the text of any resolutions proposed for consideration);

•	a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the proposing persons or (y) between or among any proposing person and any other person or entity (including their names) in connection with the proposal of such business by such proposing person;

•	the name and address of each proposing person including, if applicable, the name and address that appears on the corporation’s books and records; and

•	the class and number of shares of TiVo stock which are owned of record or beneficially owned by each proposing person and any “Disclosable Interests” (as such term is defined in TiVo’s Amended and Restated Bylaws, as amended) of each proposing person.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in TiVo’s proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act. Notwithstanding anything in this joint proxy statement/prospectus to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in TiVo’s Amended and Restated Bylaws, as amended.

Advance Notice Requirements for Rovi Stockholder Submission of Proposals

If a stockholder wants Rovi to consider including a proposal in its proxy statement for its 2017 annual meeting of stockholders, such stockholder may do so by following the procedures prescribed in the Exchange Act. To be eligible for inclusion in Rovi’s proxy statement and proxy materials, a stockholder must deliver a copy of your proposal to Rovi’s Corporate Secretary at 2 Circle Star Way, San Carlos, California 94070 no later than November 14, 2016, which Rovi believes is a reasonable time before it prints and mails its proxy materials. In addition, if a stockholder proposal is not submitted to Rovi before December 28, 2016, then the proxy to be solicited by the board of directors for the 2017 annual meeting of stockholders will confer authority on the holders of the proxy to vote the shares in accordance with their best judgment and discretion if the proposal is presented at the 2017 annual meeting of stockholders without any discussion of the proposal in the proxy statement for such meeting. If Rovi does not receive a stockholder proposal within the specified time frame, such stockholder proposal will not be permitted to be raised at the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

Rovi and TiVo file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Rovi and TiVo at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Rovi and TiVo, at www.sec.gov. You may also access the SEC filings and obtain other information about Rovi and TiVo through the websites maintained by Rovi and TiVo, which are www.rovicorp.com and www.tivo.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The SEC allows Rovi and TiVo to “incorporate by reference” information in this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Rovi (Commission file number 000-53413) and TiVo (Commission file number 000-27141) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Rovi Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2015, as filed February 11, 2016.

Quarterly Reports on Form 10-Q	Filed April 30, 2015; and Filed April 29, 2016.

Definitive Proxy Statement on Schedule 14A	Filed March 11, 2016.

Current Reports on Form 8-K	Filed February 12, 2016; Filed April 27, 2016; Filed May 4, 2016; Filed July 11, 2016; and Filed July 21, 2016

The description of Rovi common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

TiVo Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended January 31, 2016, as filed March 23, 2016.

Quarterly Reports on Form 10-Q	Filed June 2, 2015; and Filed May 31, 2016.

Definitive Proxy Statement on Schedule 14A	Filed May 27, 2016.

Current Reports on Form 8-K	Filed March 2, 2016; Filed March 30, 2016; Filed April 29, 2016; The second Form 8-K filed April 29, 2016; Filed May 4, 2016; Filed July 11, 2016; Filed July 13, 2016; and Filed July 20, 2016.

All documents filed by Rovi and TiVo pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus to the date of the special meetings shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this joint proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Rovi Corporation 2 Circle Star Way San Carlos, California 94070 Attention: Investor Relations (408) 562-8400 www.rovicorp.com (“Investor Relations” tab)	TiVo Inc. 2160 Gold Street San Jose, California 95002 Attention: Investor Relations (408) 519-9100 www.tivo.com (“Investor Relations” tab)

None of Rovi, New Parent or TiVo has authorized anyone to give any information or make any representation about the mergers or the special meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ROVI CORPORATION,

TIVO INC.,

TITAN TECHNOLOGIES CORPORATION,

NOVA ACQUISITION SUB, INC.

AND

TITAN ACQUISITION SUB, INC.

A-i

A-ii

Exhibits
Exhibit A	Form of Rovi Surviving Corporation Certificate of Incorporation
Exhibit B	Form of TiVo Surviving Corporation Certificate of Incorporation
Exhibit C	Form of Parent Certificate of Incorporation and By-laws

Schedules
Schedule A	List of TiVo Itemized Customers

A-iii

Index of Defined Terms

Term	Section Reference
Affiliate	8.16(a)
Agreement	Preamble
Appraisal Shares	2.6
Average Rovi Stock Price	2.2(e)(ii)
Bankruptcy and Equity Exception	3.3(a)
Board Size	5.13
Business Day	8.16(a)
Cash Portion Exchange Ratio	2.9(a)
Closing	1.3
Closing Date	1.3
Code	Recitals
Confidentiality Agreement	8.16(a)
Contract	3.3(d)
Controlled Group Date	5.12(d)
Cooley	5.19
Covered Consultant	8.16(a)
Covered Employee	5.12(a)
DGCL	1.2(b)
Effective Times	1.4(b)
environment	3.21(c)
Environmental Claim	3.21(c)
Environmental Law	3.21(c)
ERISA	3.8(a)
ERISA Affiliate	3.8(c)
Exchange Act	3.3(c)
Exchange Agent	2.7(a)
Exchange Fund	2.7(a)
Exchange Ratio	2.2(d)
Filings	3.11(b)
Final Offering	2.9(e)
GAAP	8.16(a)
Governmental Entity	3.3(c)
HSR Act	3.3(c)
Indemnitee	5.10(a)
Indemnitees	5.10(a)
Intellectual Property	3.14(a)
Intervening Event	8.16(a)
Joint Proxy Statement/Prospectus	8.16(a)
Knowledge	8.16(a)
known	8.16(a)
Law	3.7(a)
Laws	3.7(a)
Lien	8.16(a)
Material Adverse Effect	8.16(a)
Materials of Environmental Concern	3.21(c)
Merger Subs	Preamble
Mergers	1.2(a)
NASDAQ	2.2(e)(ii)
Order	8.16(a)

A-iv

Term	Section Reference
Outside Date	7.1(b)(ii)
Parent	Preamble
Parent Common Stock	2.1(d)
Parent Converted Restricted Stock Award	2.9(c)
Parent Restricted Stock Award	2.9(b)
Parent RSU	2.9(d)
Parent Stock Option	2.9(a)
Parties	Preamble
Party	Preamble
Per Share Cash Amount	2.2(e)(i)
Per Share Option Payment	2.9(f)
Per Share Stock Amount	2.2(b)
Permitted Lien	8.16(a)
Permitted Refinancing	5.1(c)
Person	8.16(a)
Principal Party	Preamble
Proceeding	8.16(a)
Public Statement	5.6
Reference Date	3.6
Registration Statement	3.11(b)
Regulatory Action	5.9(e)
release	3.21(c)
Representatives	3.25
Rovi	Preamble
Rovi 401(k) Plan	5.12(d)
Rovi Adverse Recommendation Change	5.3(c)
Rovi Benefit Plans	4.8(a)
Rovi Board	Recitals
Rovi Bond Hedge Options	8.16(a)
Rovi Capital Stock	4.2(a)
Rovi Certificate	2.1(d)
Rovi Certificate of Merger	1.4(a)
Rovi Common Stock	2.1
Rovi Convertible Senior Notes	8.16(a)
Rovi Convertible Senior Notes Indenture	8.16(a)
Rovi Disclosure Schedule	Article IV
Rovi Effective Time	1.4(b)
Rovi ESPP	2.10(c)
Rovi Foreign Plan	4.8(a)
Rovi Insurance Policies	4.20(a)
Rovi License-In Agreements	4.14(b)
Rovi Material Adverse Effect	8.16(a)
Rovi Merger	1.1(a)
Rovi Merger Consideration	2.1(b)
Rovi Merger Sub	Preamble
Rovi Permits	4.7(c)
Rovi Preferred Stock	4.2(a)
Rovi Recommendation	4.3(a)
Rovi Restricted Stock Award	2.10(a)
Rovi RSU	2.10(a)
Rovi SEC Documents	4.4(a)

A-v

Term	Section Reference
Rovi SEC Financial Statements	4.4(b)
Rovi Specified Approvals	4.3(c)
Rovi Specified Contract	4.17(a)
Rovi Stock Option	2.10(a)
Rovi Stock Plans	2.10(a)
Rovi Stockholder Approval	4.3(b)
Rovi Stockholders Meeting	5.3(c)
Rovi Surviving Corporation	Recitals
Rovi Warrants	8.16(a)
Sarbanes-Oxley Act	3.5(a)
SEC	3.4(a)
Section 262	2.6
Securities Act	3.3(c)
Skadden	5.19
Stock Award Exchange Ratio	2.9(a)
Subsidiary	8.16(a)
Superior Proposal	5.4(f)(ii)
Surviving Corporations	Recitals
Takeover Proposal	5.4(f)(i)
Tax Return	3.12(b)
Taxes	3.12(b)
Termination Fee	8.16(a)
TiVo	Preamble
TiVo 401(k) Plan	5.12(d)
TiVo Adverse Recommendation Change	5.3(b)
TiVo Benefit Plans	3.8(a)
TiVo Board	Recitals
TiVo Bond Hedge Counterparties	5.20(b)
TiVo Bond Hedge Options	8.16(a)
TiVo Book-Entry Shares	2.2(c)
TiVo Capital Stock	3.2(a)
TiVo Certificate	2.2(c)
TiVo Certificate of Merger	1.4(a)
TiVo Common Stock	2.2
TiVo Convertible Senior Notes	8.16(a)
TiVo Convertible Senior Notes Indenture	8.16(a)
TiVo Designated Contracts	8.16(a)
TiVo Disclosure Schedule	Article III
TiVo Effective Time	1.4(b)
TiVo ESPP	2.9(e)
TiVo Foreign Plan	3.8(a)
TiVo Insurance Policies	3.20(a)
TiVo License-In Agreements	3.14(b)
TiVo Material Adverse Effect	8.16(a)
TiVo Merger	1.2(a)
TiVo Merger Consideration	2.2(c)
TiVo Merger Sub	Preamble
TiVo Performance Stock Award	2.9(c)
TiVo Permits	3.7(c)
TiVo Preferred Stock	3.2(a)
TiVo Recommendation	3.3(a)

A-vi

Term	Section Reference
TiVo Restricted Stock Award	2.9(b)
TiVo RSU	2.9(d)
TiVo SEC Documents	3.4(a)
TiVo SEC Financial Statements	3.4(b)
TiVo Specified Approvals	3.3(c)
TiVo Specified Contract	3.17(a)
TiVo Stock Option	2.9(a)
TiVo Stock Plans	2.9(a)
TiVo Stockholder Approval	3.3(b)
TiVo Stockholders Meeting	5.3(b)
TiVo Surviving Corporation	Recitals
TiVo Warrants	8.16(a)
Trading Day	2.2(e)(iii)
Transaction Litigation	5.14
Transactions	1.2(a)
WARN Act	3.13(d)
Willful Breach	8.16(a)

A-vii

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger, dated as of April 28, 2016 (this “Agreement”), by and among Rovi Corporation, a Delaware corporation (“Rovi”), TiVo Inc., a Delaware corporation (“TiVo”), Titan Technologies Corporation, a Delaware corporation and a wholly owned Subsidiary of Rovi (“Parent”), Nova Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Rovi Merger Sub”), and Titan Acquisition Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“TiVo Merger Sub” and, together with Rovi Merger Sub, the “Merger Subs”). Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party,” and Rovi and TiVo are each referred to as a “Principal Party”.

W I T N E S S E T H:

Whereas, in anticipation of the Mergers, Rovi has formed (i) Parent, (ii) Rovi Merger Sub and (iii) TiVo Merger Sub;

Whereas, (i) each of Rovi, Parent and Rovi Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article VI, to effect the Rovi Merger upon the terms and conditions set forth in this Agreement whereby Rovi Merger Sub shall be merged with and into Rovi, with Rovi as the surviving entity in the Rovi Merger (the “Rovi Surviving Corporation”) and the Rovi Surviving Corporation becoming a wholly owned subsidiary of Parent and (ii) immediately following consummation of the Rovi Merger, each of TiVo, Parent and TiVo Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article VI, to effect the TiVo Merger upon the terms and conditions set forth in this Agreement, whereby TiVo Merger Sub shall be merged with and into TiVo, with TiVo as the surviving entity in the TiVo Merger (the “TiVo Surviving Corporation” and, together with the Rovi Surviving Corporation, the “Surviving Corporations”), and the TiVo Surviving Corporation becoming a wholly owned subsidiary of Parent;

Whereas, the Boards of Directors of each of Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub have each determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Mergers and the Transactions (as defined below) on the terms and conditions set forth herein;

Whereas, the Board of Directors of TiVo (the “TiVo Board”) has, subject to Sections 5.3(b) and 5.4, resolved to recommend the adoption of this Agreement by the TiVo stockholders;

Whereas, the Board of Directors of Rovi (the “Rovi Board”) has, subject to Sections 5.3(c) and 5.4, resolved to recommend the adoption of this Agreement by the Rovi stockholders;

Whereas, for U.S. federal income tax purposes, (i) it is intended that the Mergers, taken together, will be treated as an “exchange” described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder; (ii) it is intended that the Rovi Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder; and (iii) it is intended that this Agreement will be, and is, adopted as a plan of reorganization; and

Whereas, Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

Now, therefore, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Rovi, TiVo, Parent and the Merger Subs agree as follows:

ARTICLE I

THE MERGERS

1.1 The Rovi Merger.

(a) At the Rovi Effective Time, Rovi Merger Sub shall be merged with and into Rovi (the “Rovi Merger”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Rovi Merger Sub shall cease and Rovi shall continue as the Rovi Surviving Corporation. As a result of the Rovi Merger, the Rovi Surviving Corporation shall become a wholly owned Subsidiary of Parent.

(b) From and after the Rovi Effective Time, the Rovi Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Rovi and Rovi Merger Sub, all as provided under the DGCL.

1.2 The TiVo Merger.

(a) At the TiVo Effective Time, TiVo Merger Sub shall be merged with and into TiVo (the “TiVo Merger” and, together with the Rovi Merger, the “Mergers”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of TiVo Merger Sub shall cease and TiVo shall continue as the TiVo Surviving Corporation. As a result of the TiVo Merger, the TiVo Surviving Corporation shall become a wholly owned Subsidiary of Parent. The Mergers and other transactions contemplated by this Agreement are referred to herein as the “Transactions.” References herein to “Rovi” or “TiVo” with respect to the period from and after the Rovi Effective Time or the TiVo Effective Time, as the case may be, shall be deemed to be references to the Rovi Surviving Corporation or the TiVo Surviving Corporation, as the case may be.

(b) From and after the TiVo Effective Time, the TiVo Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of TiVo and TiVo Merger Sub, all as provided under the Delaware General Corporation Law (the “DGCL”).

1.3 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Cooley LLP, 3175 Hanover Street, Palo Alto, California at 6:00 a.m. local time, as soon as practicable (but, subject to the satisfaction or, to the extent permitted hereunder, waiver of the applicable conditions set forth in Article VI, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article VI (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions) or at such other time and place as Rovi and TiVo shall agree. The date and time on which the Closing occurs is referred to herein as the “Closing Date.”

1.4 Effective Times.

(a) On the Closing Date, each of the following filings shall be made substantially concurrently with the other: (i) Rovi shall file a certificate of merger (the “Rovi Certificate of Merger”), in accordance with the relevant provisions of the DGCL, with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Rovi Merger and (ii) TiVo shall file a certificate of merger (the “TiVo Certificate of Merger”) with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required by the DGCL in connection with the TiVo Merger.

(b) (i) The Rovi Merger shall become effective at such time as the Rovi Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as TiVo and Rovi shall agree and specify in the Rovi Certificate of Merger (such time as the Rovi Merger becomes effective being the “Rovi Effective Time”) and (ii) immediately following consummation of the Rovi Merger, the TiVo Merger shall become effective at such time as the TiVo Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Parent and TiVo shall agree and specify in the TiVo Certificate of Merger (such time as the TiVo Merger becomes effective being the “TiVo Effective Time”, and such time as the Mergers become effective being the “Effective Times”).

1.5 Certificate of Incorporation and By-laws.

(a) At the Rovi Effective Time, the certificate of incorporation of the Rovi Surviving Corporation shall be amended and restated pursuant to the Rovi Merger in its entirety as forth on Exhibit A, until thereafter changed or amended as provided therein or by applicable Law. The name of the Rovi Surviving Corporation immediately after the Rovi Effective Time shall be “Rovi Corporation”.

(b) At the TiVo Effective Time, the certificate of incorporation of the TiVo Surviving Corporation shall be amended and restated pursuant to the TiVo Merger in its entirety as set forth on Exhibit B. The name of the TiVo Surviving Corporation immediately after the TiVo Effective Time shall be “TiVo Inc.”.

(c) At the TiVo Effective Time, the by-laws of the TiVo Surviving Corporation shall be amended and restated pursuant to the TiVo Merger to be identical to the by-laws of the TiVo Merger Sub, except that such by-laws shall be amended to contain provisions concerning exculpation, indemnification and advancement of expenses identical to those in TiVo’s by-laws as of the date of this Agreement. At the Rovi Effective Time, the by-laws of the Rovi Surviving Corporation shall be amended and restated pursuant to the Rovi Merger to be identical to the bylaws of the Rovi Merger Sub.

(d) Each of the certificate of incorporation and by-laws of Parent at the Rovi Effective Time shall be in the form set forth in Exhibit C attached hereto, and the name of Parent immediately after such time shall be “TiVo Corporation”.

1.6 Directors and Officers of the Surviving Corporations.

(a) From and after the TiVo Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of TiVo Merger Sub at the TiVo Effective Time shall be the directors of the TiVo Surviving Corporation and (ii) the officers of TiVo Merger Sub at the TiVo Effective Time shall be the officers of the TiVo Surviving Corporation.

(b) From and after the Rovi Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Rovi Merger Sub at the Rovi Effective Time shall be the directors of the Rovi Surviving Corporation and (ii) the officers of Rovi Merger Sub at the Rovi Effective Time shall be the officers of the Rovi Surviving Corporation.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock of Rovi and Rovi Merger Sub. At the Rovi Effective Time, by virtue of the Rovi Merger and without any action on the part of Rovi, Parent, Rovi Merger Sub or any holder of any shares of Rovi common stock, $0.001 par value per share (“Rovi Common Stock”):

(a) All shares of Rovi Common Stock that are held by Rovi as treasury stock or that are owned by Rovi, Rovi Merger Sub or any other wholly owned Subsidiary of Rovi immediately prior to the Rovi Effective

Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Sections 2.1(a), 2.4 and 2.10, each share of Rovi Common Stock issued and outstanding immediately prior to the Rovi Effective Time shall be converted into one fully paid and nonassessable share of Parent Common Stock (the “Rovi Merger Consideration”).

(c) Each share of common stock of Rovi Merger Sub issued and outstanding immediately prior to the Rovi Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Rovi Surviving Corporation.

(d) All of the shares of Rovi Common Stock converted into shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) pursuant to this Section 2.1 shall cease to be outstanding and shall cease to exist and, as of the Rovi Effective Time, the holders of Rovi Common Stock shall be deemed to have received shares of Parent Common Stock (without the requirement for the surrender of any certificate previously representing any such shares of Rovi Common Stock or issuance of new certificates representing Parent Common Stock), with each certificate representing shares of Rovi Common Stock (a “Rovi Certificate”) prior to the Rovi Effective Time being deemed to represent automatically an equivalent number of shares of Parent Common Stock.

2.2 Effect on Capital Stock of TiVo and TiVo Merger Sub. At the TiVo Effective Time, by virtue of the TiVo Merger and without any action on the part of TiVo, Parent, TiVo Merger Sub or any holder of any shares of TiVo common stock, $0.001 par value per share (“TiVo Common Stock”):

(a) All shares of TiVo Common Stock that are held by TiVo as treasury stock or that are owned by TiVo, TiVo Merger Sub or any wholly owned Subsidiary of TiVo immediately prior to the TiVo Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Sections 2.2(a), 2.4, 2.5 and 2.6, each share of TiVo Common Stock issued and outstanding immediately prior to the TiVo Effective Time (excluding any Appraisal Shares) shall be converted into and shall thereafter represent the following consideration: (i) the right to receive the Per Share Cash Amount and (ii) that number of validly issued, fully paid and non-assessable shares of Parent Common Stock, in an amount equal to the Exchange Ratio (such number of shares or fraction of a share, the “Per Share Stock Amount”).

(c) The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of shares of TiVo Common Stock pursuant to this Section 2.2 and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.5 are referred to collectively as “TiVo Merger Consideration.” As of the TiVo Effective Time, all such shares of TiVo Common Stock shall cease to be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of TiVo Common Stock (a “TiVo Certificate”) or shares of TiVo Common Stock held in book entry form (“TiVo Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, subject to and in accordance with the applicable provision(s) of Section 2.7, and in accordance with Sections 2.2(b) and 2.2(c), the TiVo Merger Consideration and any other amounts herein provided, without interest.

(d) Subject to Section 2.4, for purposes of this Agreement, the “Exchange Ratio” shall mean the following (in each case rounded to four decimal places):

(i) If the Average Rovi Stock Price is greater than $25.00, then the Exchange Ratio will be 0.3180.

(ii) If the Average Rovi Stock Price is greater than or equal to $16.00 but less than or equal to $25.00, then the Exchange Ratio shall be the quotient of $7.95 divided by the Average Rovi Stock Price;

provided, however that, if the Average Rovi Stock Price is less than $18.71 but greater than or equal to $16.00, then Rovi shall elect to set the Exchange Ratio as any fraction, in its sole discretion, between (x) 0.4250 and (y) the fraction obtained by dividing $7.95 by the applicable Average Rovi Stock Price, up to a maximum of 0.4969.

(iii) If the Average Rovi Stock Price is less than $16.00, then the Exchange Ratio will be, in Rovi’s sole discretion, set at either (x) 0.4969 or (y) the Exchange Ratio that Rovi would have elected under the proviso of Section 2.2(d)(ii) had such provision been applicable.

Rovi shall make a public announcement of its election in the circumstances contemplated by Section 2.2(d)(ii) or Section 2.2(d)(iii) above, to the extent applicable, at least two (2) Trading Days prior to the date of the Effective Times. The Exchange Ratio will be calculated and rounded in all cases to four decimal points, and shall in no event be less than 0.3180 or greater than 0.4969, subject to Section 2.4.

(e) For purposes of this Agreement:

(i) the “Per Share Cash Amount” shall mean:

(1) if Section 2.2(d)(i) above applies, $2.75 per share of TiVo Common Stock, or

(2) if Section 2.2(d)(ii) above applies, an amount of cash per share of TiVo Common Stock equal to (A) $10.70 minus (B) the product of (1) the Average Rovi Stock Price multiplied by (2) the applicable Exchange Ratio, or

(3) if Section 2.2(d)(iii) applies, an amount of cash per share of TiVo Common Stock equal to (A) $10.70 minus (B) the product of (1) $16.00 multiplied by (2) the applicable Exchange Ratio.

In no event shall the Per Share Cash Amount exceed $3.90 per share of TiVo Common Stock or be less than $2.75 per share of TiVo Common Stock, subject to Section 2.4.

(ii) the “Average Rovi Stock Price” shall mean the average of the volume weighted averages of the trading prices of Rovi Common Stock on the NASDAQ Stock Market (“NASDAQ”) (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the fifteen (15) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Rovi Effective Time; and

(iii) “Trading Day” shall mean a day on which shares of Rovi Common Stock are traded on NASDAQ.

(f) Each share of common stock of TiVo Merger Sub issued and outstanding immediately prior to the TiVo Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the TiVo Surviving Corporation.

2.3 Effect on Parent Capital Stock. At the Rovi Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Rovi Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.4 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Times, the outstanding shares of Parent Common Stock, Rovi Common Stock or TiVo Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the TiVo Merger Consideration, the Exchange Ratio, the

Per Share Cash Amount, the Average Rovi Stock Price and any other similarly dependent items, as the case may be, without duplication, shall be equitably adjusted to provide the holders of Rovi Common Stock and TiVo Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.5 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of TiVo Common Stock pursuant to Section 2.2, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of TiVo Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to four decimal places. In lieu of any such fractional shares, each holder of TiVo Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.2(b) (or would be entitled but for this Section 2.5) and (B) the Average Rovi Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of TiVo Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of TiVo Common Stock entitled to receive such cash.

2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of TiVo Common Stock that are outstanding immediately prior to the TiVo Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the TiVo Merger Consideration as provided in Section 2.2, but rather the holders of Appraisal Shares shall be entitled to payment by the TiVo Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the TiVo Effective Time into, and to have become exchangeable solely for, the TiVo Merger Consideration as provided in Section 2.2(b). TiVo shall serve prompt notice to Rovi of any demands received by TiVo for appraisal of any shares of TiVo Common Stock, and Rovi shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the TiVo Effective Time, TiVo shall not, without the prior written consent of Rovi, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.7 Exchange of TiVo Certificates.

(a) Prior to the TiVo Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to TiVo (the “Exchange Agent”), it being agreed by the Parties that the American Stock Transfer & Trust Company is acceptable, for the benefit of the holders of shares of TiVo Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, subject to Section 2.7(b)(ii), certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.2 in exchange for outstanding shares of TiVo Common Stock. Prior to the TiVo Effective Time, Rovi shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the TiVo Merger Consideration, and Parent shall, after the TiVo Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.7(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such initial deposit, Rovi shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.5. Parent shall cause the Exchange Agent to deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.2 or Section 2.5 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) TiVo Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the TiVo Effective Time, to each holder of record of a TiVo Certificate whose shares were converted into the Parent Common Stock portion of the TiVo Merger Consideration and the right to receive the cash portion of the TiVo Merger Consideration pursuant to Sections 2.2(b) and 2.5, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the TiVo Certificates shall pass, only upon delivery of the TiVo Certificates to the Exchange Agent and shall be in customary form and have such other provisions as are reasonably satisfactory to both of TiVo and Rovi) and (ii) instructions for use in effecting the surrender of the TiVo Certificates in exchange for the TiVo Merger Consideration. Upon surrender of a TiVo Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such TiVo Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable (A) the Per Share Cash Amount, (B) the number of whole shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to clause (ii) of Section 2.2(b) (after taking into account all shares of TiVo Common Stock then held by such holder), (C) any dividends or other distributions payable pursuant to Section 2.7(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.5, and the TiVo Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of TiVo Common Stock that is not registered in the transfer records of TiVo, payment may be made and shares may be issued to a Person other than the Person in whose name the TiVo Certificate so surrendered is registered, if such TiVo Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such TiVo Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to Section 2.6, until surrendered as contemplated by this Section 2.7, each TiVo Certificate shall be deemed at any time after the TiVo Effective Time to represent only the Parent Common Stock portion of the TiVo Merger Consideration and the right to receive upon such surrender the cash portion of the TiVo Merger Consideration, in each case, into which the shares of TiVo Common Stock theretofore represented by such TiVo Certificate have been converted pursuant to Section 2.2(b), dividends or other distributions payable pursuant to Section 2.7(c)(i) and cash in lieu of any fractional shares payable pursuant to Section 2.5. No interest shall be paid or accrue on any cash payable upon surrender of any TiVo Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of TiVo Book-Entry Shares shall not be required to deliver a TiVo Certificate or an executed letter of transmittal to the Exchange Agent to receive the TiVo Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more TiVo Book-Entry Shares whose shares of TiVo Common Stock were converted into the right to receive the TiVo Merger Consideration and any dividends or other distributions payable pursuant to Section 2.7(c)(ii) shall automatically upon the TiVo Effective Time (or, at any later time at which such TiVo Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the TiVo Effective Time, in respect of each share of TiVo Common Stock (A) the Per Share Cash Amount, (B) the number or shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.2(b), (C) any dividends or distributions payable pursuant to Section 2.7(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.5, and the TiVo Book-Entry Shares of such holder shall forthwith be canceled.

(c) Distributions with Respect to Unexchanged Shares.

(i) TiVo Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the TiVo Effective Time shall be paid to the holder of any certificate formerly representing TiVo Common Stock with respect to the Parent Common Stock portion of the TiVo Merger Consideration related to such TiVo Certificate, and no cash payment in lieu of fractional shares related to such TiVo Certificate shall be paid to any such holder pursuant to Section 2.5, until the surrender of such TiVo Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such TiVo Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the TiVo Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the TiVo Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to shares of Parent Common Stock.

(ii) Book-Entry Shares. Holders of TiVo Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment and delivery of such Parent Common Stock by the Exchange Agent under Section 2.7(b), the amount of dividends or other distributions with a record date after the TiVo Effective Time theretofore paid with respect to such shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the TiVo Effective Time but prior to the time of such payment and delivery by the Exchange Agent under Section 2.7(b) and a payment date subsequent to the time of such payment and delivery by the Exchange Agent under Section 2.7(b) payable with respect to shares of Parent Common Stock.

(d) The TiVo Merger Consideration issued (and paid) in accordance with the terms of this Article II upon the surrender of the TiVo Certificates (or, automatically, in the case of the TiVo Book-Entry Shares) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of TiVo Common Stock (other than the right to receive the payments and deliveries contemplated by this Article II). After the TiVo Effective Time there shall be no further registration of transfers on the stock transfer books of the TiVo Surviving Corporation of shares of TiVo Common Stock that were outstanding immediately prior to the TiVo Effective Time. If, after the TiVo Effective Time, any TiVo Certificates formerly representing shares of TiVo Common Stock are presented to the TiVo Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Any portion of the Exchange Fund that remains undistributed to the holders of TiVo Common Stock for six (6) months after the TiVo Effective Time shall be delivered to Parent, upon demand, and any holder of TiVo Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the TiVo Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.7(c).

(f) None of Rovi, Parent, the Merger Subs, TiVo or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.7(e)) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) In the event any TiVo Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such TiVo Certificate to be lost, stolen or destroyed and, to the extent customarily required by Parent or Rovi, the posting by such Person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such TiVo Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed TiVo Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed TiVo Certificate been surrendered as provided in this Article II.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent; provided that no such investment or losses thereon shall affect the TiVo Merger Consideration payable to holders of TiVo Common Stock entitled to receive such consideration, including cash in lieu of fractional interests, and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of TiVo Common Stock entitled to receive such consideration in the amount of any such losses or if for any reason such funds are unavailable for payment to the holders of shares of TiVo Common Stock.

(i) Each Rovi Certificate immediately prior to the Rovi Effective Time shall, from and after the Rovi Effective Time, represent shares of Parent Common Stock constituting the Rovi Merger Consideration. At the Rovi Effective Time, the Exchange Agent shall exchange by book entry transfer all uncertificated shares of Rovi Common Stock (excluding any shares of Rovi Common Stock to be canceled pursuant to Section 2.1(a)) for shares of Parent Common Stock constituting the Rovi Merger Consideration; provided, however, that if an exchange of Rovi Certificates for new certificates is required by Law or applicable rule or regulation, or is desired at any time by Parent, in its sole discretion, Parent shall arrange for such exchange on a one-for-one-share basis. For the avoidance of doubt, from and after the Rovi Effective Time, the holders of such Rovi Certificates which have been exchanged for certificates of Parent Common Stock, as well as those shares of Rovi Common Stock exchanged by book entry pursuant to this Section 2.7(i), shall be entitled to receive dividends and distributions made with respect to shares of Parent Common Stock.

2.8 Further Assurances. At and after the Effective Times, the officers and directors of Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Rovi Surviving Corporation, Rovi Merger Sub or Rovi, or the TiVo Surviving Corporation, TiVo Merger Sub or TiVo, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Rovi Surviving Corporation, Rovi Merger Sub or Rovi, or the TiVo Surviving Corporation, TiVo Merger Sub or TiVo, as applicable, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, as a result of, or in connection with, the Transactions, including the Mergers.

2.9 TiVo Stock Options, Other Stock-Based Awards and Warrants.

(a) As of the TiVo Effective Time, each option to acquire shares of TiVo Common Stock (each, a “TiVo Stock Option”) granted under the TiVo Inc. 1999 Non-Employee Directors’ Stock Option Plan, the TiVo Inc. 1999 Equity Incentive Plan, and the TiVo Inc. 2008 Equity Incentive Award Plan (collectively, and together with the TiVo ESPP, the “TiVo Stock Plans”) that is outstanding and unexercised immediately prior to the TiVo Effective Time, whether or not then vested or exercisable, other than any TiVo Stock Option that is held by any Person who is not either a Covered Employee or a Covered Consultant, shall automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Common Stock in accordance with this Section 2.9. Each such Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the TiVo Stock Option immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo Stock Option by reason of this Agreement or the Transactions). As of the TiVo Effective Time, each such Parent Stock Option as so assumed and converted (i) shall be exercisable for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of TiVo Common Stock subject to such TiVo Stock Option and (B) the Stock Award Exchange Ratio, and (ii) the exercise price for each share of Parent Common Stock issuable upon exercise of the Parent Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of TiVo Common Stock of such TiVo Stock Option by (y) the Stock Award Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of TiVo Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of the Exchange Ratio and the Cash Portion Exchange Ratio. The “Cash Portion Exchange Ratio” means the quotient obtained by dividing (1) the Per Share Cash Amount by (2) the Average Rovi Stock Price.

(b) As of the TiVo Effective Time, each award of TiVo Common Stock subject to time-based vesting or lapse restrictions (each, a “TiVo Restricted Stock Award”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time, other than any TiVo Restricted Stock Award that is held by any Person who is not either a Covered Employee or a Covered Consultant, shall be assumed by Parent and shall, automatically and without any required action on the part of any holder or beneficiary thereof, be converted into a restricted stock award denominated in shares of Parent Common Stock (each, a “Parent Restricted Stock Award”) in accordance with this Section 2.9. Each such Parent Restricted Stock Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the TiVo Restricted Stock Award immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo Restricted Stock Award by reason of this Agreement or the Transactions), except that each such Parent Restricted Stock Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo Common Stock underlying such TiVo Restricted Stock Award multiplied by (ii) the Stock Award Exchange Ratio.

(c) As of the TiVo Effective Time, each award of TiVo Common Stock subject to performance-based vesting or lapse restrictions (each, a “TiVo Performance Stock Award”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and shall be converted into a time-based restricted stock award denominated in shares of Parent Common Stock (a “Parent Converted Restricted Stock Award”) in accordance with this Section 2.9. Each such Parent Converted Restricted Stock Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the TiVo Performance Stock Award immediately prior to the TiVo Effective Time but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo Performance Stock Award by reason of this Agreement or the Transactions, including that (i) such Parent Converted Restricted Stock Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of TiVo Common Stock underlying such TiVo Performance Stock Award, assuming achievement of target-level performance with respect to the performance period applicable thereto, multiplied by (B) the Stock Award Exchange Ratio and; (ii) such Parent Converted Restricted Stock Award shall thereafter be subject to only time-based vesting or lapse restrictions, with such time-based vesting or lapse restrictions deemed to have commenced as of the grant date of the underlying TiVo Performance Stock Award and subject to vesting in three equal annual installments commencing on the first anniversary of such grant date.

(d) As of the TiVo Effective Time, each restricted stock unit subject to time-based vesting restrictions (each, a “TiVo RSU”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time whether vested or unvested shall be assumed by Parent and shall be converted into a restricted stock unit award to acquire Parent Common Stock (each, a “Parent RSU”) in accordance with this Section 2.9. Each such Parent RSU as so assumed and converted shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the TiVo RSU immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo RSU by reason of this Agreement or the Transactions). As of the TiVo Effective Time, each such Parent RSU as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo Common Stock underlying to such TiVo RSU multiplied by (ii) the Stock Award Exchange Ratio.

(e) The right to acquire shares of TiVo Common Stock under the TiVo Inc. 1999 Employee Stock Purchase Plan (the “TiVo ESPP”) is not a TiVo Stock Option for purposes of this Agreement. Prior to the Closing Date, the TiVo Board (or, if appropriate, any committee administering the TiVo ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the TiVo ESPP: (i) each individual participating in the offering period (as defined in the TiVo ESPP) in progress as of, the Closing Date (the “Final Offering”) shall receive notice of the Transactions no later than twenty (20) days prior to the Closing Date and shall have an opportunity to terminate his or her outstanding purchase rights under the TiVo ESPP; (ii) the Final Offering shall end on no later than the tenth (10th) Business Day prior to the Closing Date; (iii) each TiVo ESPP participant’s accumulated contributions under the TiVo ESPP shall be used to purchase shares of TiVo Common Stock in accordance with the terms of the TiVo ESPP as of the end of the Final Offering; (iv) the applicable purchase price for TiVo Common Stock as set forth in the TiVo ESPP shall not be decreased below the levels set forth in the TiVo ESPP as of the date of this Agreement and (v) the TiVo ESPP shall terminate immediately following the end of the Final Offering and no further rights shall be granted or exercised under the TiVo ESPP thereafter.

(f) Outstanding TiVo Stock Options held by individuals other than Covered Employees or Covered Consultants, whether vested or unvested, shall not be assumed by Parent and shall (A) become exercisable in full immediately prior to the TiVo Effective Time for fully vested shares of TiVo Common Stock, and (B) to the extent outstanding immediately prior to the TiVo Effective Time, be cancelled and automatically converted into the right to receive for each share of TiVo Common Stock subject to such TiVo Stock Option, (i) (x) the Per Share Cash Amount, and (y) the Per Share Stock Amount minus (ii) the exercise price of such TiVo Stock Option (the net amount of (i) minus (ii), the “Per Share Option Payment”). Payment of the Per Share Option Payment shall be conducted in the same manner as payment of the TiVo Merger Consideration to holders of TiVo Capital Stock as provided in Section 2.7 hereof; provided that payment of the Per Share Option Payment to a former employee of TiVo shall be less any required withholding of Taxes under applicable Law, and any payments of the Per Share Cash Amount (after deduction of withholding Taxes) shall be effected through the TiVo Surviving Corporation’s (or its Affiliate’s) normal payroll processes. The exercise price and any required withholding Taxes will be deducted first from the Per Share Cash Amount, and then from the Per Share Stock Amount (by cancelling a number of shares of Parent Common Stock based on the Average Rovi Stock Price). Notwithstanding the foregoing, in no event shall any amount be payable in respect of any TiVo Stock Option if the exercise price payable in respect of a share of TiVo Common Stock subject to such TiVo Stock Option is equal to or exceeds the sum of the Per Share Stock Amount and the Per Share Cash Amount, and such TiVo Stock Option shall be cancelled at the TiVo Effective Time.

(g) As of the TiVo Effective Time, any shares of TiVo Common Stock subject to a TiVo Restricted Stock Award that is outstanding immediately prior to the TiVo Effective Time and for which any repurchase rights held by TiVo lapse as of the TiVo Effective Time (including any shares pursuant to a TiVo Performance Stock Award that converts to a Parent Converted Restricted Stock Award and is deemed to vest as of the TiVo Effective Time) shall be cancelled and converted into the right to receive the TiVo Merger Consideration as provided in Section 2.7 hereof; provided that payment of the TiVo Merger Consideration shall be less any required withholding of Taxes under applicable Law and any payments of the Per Share Cash Amount (after deduction of withholding Taxes) shall be effected through the TiVo Surviving Corporation’s (or its Affiliate’s) normal payroll processes. Any required withholding Taxes will be deducted first from the Per Share Cash Amount, and then from the Per Share Stock Amount (by cancelling a number of shares of Parent Common Stock based on the Average Rovi Stock Price).

(h) Not later than the Closing Date, TiVo shall deliver to the holders of TiVo Stock Options, TiVo Restricted Stock Awards, TiVo Performance Stock Awards, and TiVo RSUs notices, in a form reasonably acceptable to Parent, setting forth the effect of the Mergers on such holders’ rights and describing the treatment of such awards in accordance with this Section 2.9.

(i) Prior to the TiVo Effective Time, TiVo shall take all necessary action to: (i) effectuate the provisions of this Section 2.9; and (ii) ensure that after the TiVo Effective Time, neither any holder of Parent

Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards, or Parent RSUs, or any beneficiary thereof, nor any other participant in any TiVo Stock Plan shall have any right thereunder to acquire any securities of TiVo or to receive any payment or benefit with respect to any award previously granted under the TiVo Stock Plans, except as provided in this Section 2.9. At the TiVo Effective Time, Parent shall assume the TiVo Stock Plans, provided that all references to “TiVo Inc.” in the applicable TiVo Stock Plan and the documents governing the Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards and Parent RSUs will, after the TiVo Effective Time, be deemed references to Parent and the number of shares of Parent Common Stock available for awards under the TiVo Stock Plans shall be determined by adjusting the number of shares of TiVo Common Stock available for awards under the TiVo Stock Plans immediately prior to the TiVo Effective Time in accordance with the Stock Award Exchange Ratio.

(j) Rovi shall, or shall cause Parent to, reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards, and Parent RSUs as a result of the actions contemplated by this Section 2.9.

2.10 Rovi Stock Options, Other Stock-Based Awards and Warrants.

(a) As of the Rovi Effective Time, (i) each stock option (each, a “Rovi Stock Option”) outstanding under any equity compensation plan, agreement or arrangement of Rovi (collectively, and together with the Rovi ESPP, the “Rovi Stock Plans”) that is outstanding immediately prior to the Rovi Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted automatically into a Parent Stock Option on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Rovi Stock Option immediately prior to the Rovi Effective Time; (ii) each award of Rovi Common Stock subject to time-based or performance-based vesting or lapse restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi and that is not then vested (each a “Rovi Restricted Stock Award”) shall be assumed by Parent and shall be converted automatically into a Parent Restricted Stock Award, on substantially the same terms and conditions (including vesting schedule) as applied to such Rovi Restricted Stock Award immediately prior to the Rovi Effective Time; (iii) each restricted stock unit subject to time-based or performance-based vesting restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi, whether or not vested (each, a “Rovi RSU”) shall be assumed by Parent and shall be converted automatically into a Parent RSU on substantially the same terms and conditions (including vesting and issuance schedule) as applied to such Rovi RSU immediately prior to the Rovi Effective Time.

(b) Not later than the Closing Date, Parent shall deliver to the holders of Rovi Stock Options, Rovi Restricted Stock Awards and Rovi RSUs any required notices setting forth the effect of the Mergers on such holders’ rights and describing the treatment of such awards in accordance with this Section 2.10.

(c) As of the Rovi Effective Time, any right to purchase shares of Rovi Common Stock under the Rovi Corporation 2008 Employee Stock Purchase Plan (the “Rovi ESPP”) shall be converted into the right to purchase shares of Parent Common Stock, subject to the same terms and conditions as were applicable under the Rovi ESPP, and the Rovi ESPP and such purchase rights shall be assumed by Parent.

(d) Prior to the Rovi Effective Time, Rovi shall take all necessary action to effectuate the provisions of this Section 2.10. Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Rovi Stock Options, Rovi Restricted Stock Awards and Rovi RSUs as a result of the actions contemplated by this Section 2.10.

(e) Not later than the Closing Date, Parent shall file an effective Registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such Parent Stock Options, Parent Restricted Stock Awards, and Parent Converted Restricted Stock Awards, and Parent RSUs, and shall distribute a prospectus relating to such Form S-8, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards and Parent RSUs remain outstanding.

2.11 Withholding. Parent, TiVo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.11 shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any amounts properly withheld from any payments not consisting entirely of cash, Parent or the Exchange Agent shall be treated as though it withheld an appropriate amount of Parent Common Stock otherwise payable pursuant to this Agreement to any holder of TiVo Common Stock, sold such Parent Common Stock for an amount of cash equal to its fair market value at the time of such deemed sale and paid such cash proceeds to the holder of TiVo Common Stock in respect of which such deduction or withholding was made. Parent, TiVo or the Exchange Agent, as applicable, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TIVO

Except as disclosed in the TiVo SEC Documents or in the disclosure schedule delivered by TiVo to Rovi prior to the execution of this Agreement and attached hereto (the “TiVo Disclosure Schedule”), TiVo represents and warrants to Rovi, Parent and the Merger Subs as follows:

3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of TiVo and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have a TiVo Material Adverse Effect.

(b) Section 3.1(b) of the TiVo Disclosure Schedule sets forth a complete and correct list of each Subsidiary of TiVo. Section 3.1(b) of the TiVo Disclosure Schedule also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by TiVo or its Subsidiaries of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of such Subsidiaries held by TiVo or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by TiVo or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law. Other than TiVo’s Subsidiaries, neither TiVo nor any of its Subsidiaries owns any capital stock or, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

(c) TiVo has delivered or made available to Rovi a copy of the certificate or articles of incorporation and by-laws (or like organizational documents) of TiVo and each of its Subsidiaries, and each such copy is true, correct and complete and each such instrument is in full force and effect. TiVo is not in violation of any of the provisions of its certificate of incorporation or by-laws. Each Subsidiary of TiVo is not in violation of any of the provisions of its respective certificate or articles of incorporation or by-laws (or like organizational documents).

3.2 Capital Stock.

(a) The authorized capital stock of TiVo consists of 275,000,000 shares of TiVo Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (the “TiVo Preferred Stock,” and together with the TiVo Common Stock, the “TiVo Capital Stock”), of which 5,000,000 shares are designated as Series A Convertible Preferred Stock. As of April 27, 2016, there were (i) 145,668,744 shares of TiVo Common Stock and no shares of TiVo Preferred Stock, including no shares of Series A Convertible Preferred Stock, issued and outstanding, including (A) 3,709,006 shares of TiVo Common Stock subject to time-based vesting or lapse restrictions pursuant to the terms of TiVo Restricted Stock Awards and (B) 641,561 shares of TiVo Common Stock subject to performance-based vesting or lapse restrictions pursuant to the terms of TiVo Performance Stock Awards, (ii) 10,769,225 shares of TiVo Common Stock reserved for issuance pursuant to the TiVo Stock Plans, including (A) 4,109,871shares of TiVo Common Stock issuable upon the exercise of outstanding TiVo Stock Options (whether or not presently exercisable), (B) 260,278 shares of TiVo Common Stock issuable upon vesting of outstanding TiVo RSUs, (iii) 46,060,325 shares of TiVo Common Stock owned by TiVo as treasury stock, (iv) 12,904,679 shares of TiVo Common Stock subject to issuance pursuant to the TiVo Convertible Senior Notes, (v) issued and outstanding TiVo Warrants to purchase up to an aggregate of 12,904,679 shares of TiVo Common Stock and (vi) issued and outstanding TiVo Bond Hedge Options to purchase up to an aggregate of 12,904,679 shares of TiVo Common Stock.

(b) Except as set forth in Section 3.2(a) above, no shares of capital stock or other equity securities of TiVo are issued, reserved for issuance or outstanding, except for shares of TiVo Common Stock to be issued after the date of this Agreement pursuant to the Final Offering purchase rights under the TiVo ESPP. All of the issued and outstanding shares of TiVo Common Stock are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above or in Section 3.2(a) of the TiVo Disclosure Schedule, as of the TiVo Effective Time, there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which TiVo or any of its Subsidiaries is a party, or by which TiVo or any of its Subsidiaries is bound, (i) obligating TiVo or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of TiVo or of any Subsidiary of TiVo, (ii) obligating TiVo or any Subsidiary of TiVo to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or (iii) obligating TiVo to make any payment based on or resulting from the value or price of the TiVo Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of TiVo Common Stock pursuant to the terms of awards issued under the TiVo Stock Plans or pursuant to the TiVo Bond Hedge Options, there are no outstanding contractual obligations of TiVo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of TiVo Capital Stock or the capital stock of any of its Subsidiaries.

(c) Except for awards to acquire shares of TiVo Common Stock under any TiVo Stock Plan, the TiVo Convertible Senior Notes and the TiVo Warrants, neither TiVo nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of TiVo on any matter.

(d) There are no voting trusts or other agreements or understandings to which TiVo or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of TiVo or any of its Subsidiaries or granting any Person the right to elect, or to designate or nominate for election, a director to the TiVo Board or any of its material Subsidiaries.

(e) Except as set forth on Section 3.2(e) of the TiVo Disclosure Schedule, neither TiVo nor any of its Subsidiaries directly or indirectly owns as of the date of this Agreement 5% or more of the capital stock, membership interests, partnership interests, joint venture interests and other equity interests in, or any interest convertible or exchangeable or exercisable for 5% or more of the equity or similar interests in any Person (other than a TiVo Subsidiary).

3.3 Corporate Authority Relative to This Agreement; No Violation.

(a) TiVo has requisite corporate power and authority to enter into this Agreement and, subject to receipt of TiVo Stockholder Approval, to consummate the Transactions. The TiVo Board at a duly held meeting has (i) determined that it is in the best interests of TiVo and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the TiVo Merger, and thereby, and (iii) resolved to recommend that the stockholders of TiVo approve the adoption of this Agreement (the “TiVo Recommendation”) and directed that such matter be submitted for consideration of the stockholders of TiVo at the TiVo Stockholders Meeting. Except for the TiVo Stockholder Approval and the filing of the TiVo Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of TiVo are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by TiVo and, assuming this Agreement constitutes the valid and binding agreement of Rovi, Parent and the Merger Subs, constitutes the valid and binding agreement of TiVo, enforceable against TiVo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) Assuming that on the date of this Agreement neither Rovi nor any of its “affiliates” or “associates” is an “interested stockholder” of TiVo (each term, as defined in DGCL Section 203), the only vote of holders of any class or series of TiVo Capital Stock necessary to adopt this Agreement and to approve the TiVo Merger is the adoption of this Agreement by the holders of a majority of the shares of TiVo Common Stock outstanding and entitled to vote thereon (the “TiVo Stockholder Approval”). The affirmative vote of the holders of TiVo Capital Stock is not necessary to consummate any Transaction other than the TiVo Merger.

(c) The execution, delivery and performance by TiVo of this Agreement and the consummation of the Mergers by TiVo do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the TiVo Certificate of Merger, (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust or competition Laws, (iii) compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of the Joint Proxy Statement/Prospectus, (iv) compliance with the rules and regulations of the National Association of Securities Dealers and NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 3.3(c) of the TiVo Disclosure Schedule (collectively, clauses (i) through (vi), the “TiVo Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have a TiVo Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.

(d) Assuming receipt of or compliance with the TiVo Specified Approvals and the receipt of the TiVo Stockholder Approval, the execution, delivery and performance by TiVo of this Agreement and the consummation by TiVo of the Mergers and the other Transactions do not and will not (i) contravene or conflict with the organizational or governing documents of TiVo or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to TiVo or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, conflict with or default (with or without notice or lapse of time, or both) under, or, other than with respect to the TiVo Convertible Senior Notes, the TiVo Bond Hedge Options and the TiVo Warrants, give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement or other contract, commitment instrument or obligation (each, including all amendments thereto, a “Contract”) binding upon TiVo or any of its Subsidiaries or result in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of TiVo or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not be material to TiVo and its Subsidiaries, taken as a whole.

3.4 Reports and Financial Statements; Books and Records.

(a) TiVo has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since February 1, 2014 (the “TiVo SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the TiVo SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the TiVo SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of TiVo included in the TiVo SEC Documents (if amended, as of the date of the last such amendment filed prior to the date hereof) and all related compilations, reviews and other reports issued by TiVo’s accountants with respect thereto (the “TiVo SEC Financial Statements”) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of TiVo and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). The TiVo SEC Financial Statements have been prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The books and records of TiVo and its Subsidiaries are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the TiVo SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. At the Closing, all such books and records will be in the possession of TiVo or its applicable Subsidiary. No financial statements of any Person other than TiVo and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of TiVo. Except as required by GAAP, TiVo has not, between February 1, 2016 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on February  1, 2016.

3.5 Internal Controls and Procedures.

(a) TiVo is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(b) TiVo has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required in all material respects by Rule 13a-15 under the Exchange Act. TiVo’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by TiVo in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to TiVo’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. TiVo’s management has completed an assessment of the effectiveness of TiVo’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended January 31, 2016, and, to the extent required by applicable Law, presented in any applicable TiVo SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on TiVo’s management’s most recently completed evaluation of TiVo’s internal control over financial reporting, (i) TiVo had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect TiVo’s ability to record, process, summarize and report financial information and (ii) TiVo does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in TiVo’s internal control over financial reporting. The assessment of the effectiveness of TiVo’s internal controls over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in the TiVo SEC Documents.

3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in TiVo’s most recent consolidated audited balance sheet as of January 31, 2016 (the “Reference Date”) (or the notes thereto), as included in the TiVo SEC Documents, (b) for liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since the Reference Date and (d) for liabilities and obligations which have been discharged or paid in full, neither TiVo nor any Subsidiary of TiVo has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of TiVo and its Subsidiaries.

3.7 Compliance with Law; Permits.

(a) TiVo and each of its Subsidiaries (i) are in compliance with and are not in default under or in violation (A) of any applicable federal, state, local or foreign law, statute, constitution, treaties, convention, ordinance, code, rule, regulation (whether civil, criminal or administrative), judgment, order, injunction, decree, resolution, arbitration award or agency requirement or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by any Governmental Entity, including for the avoidance of doubt, the Payment Card Industry Data Security Standards (collectively, “Laws” and each, a “Law”), or (B) of any Contract to which TiVo or any of its Subsidiaries is a party or by which TiVo or any of its Subsidiaries or any of their respective properties is bound or affected, except in each case under clause (A) and (B), for any such non-compliance, default or violation that would not have a TiVo Material Adverse Effect and (ii) have not received written notice of any violation of any Law. No representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.4.

(b) TiVo and its Subsidiaries have in effect privacy compliance and data security programs and policies to enhance awareness of and compliance by TiVo and its Subsidiaries with relevant United States and applicable foreign Laws concerning privacy and data security, except as would not have a TiVo Material Adverse Effect.

(c) TiVo and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental

Entity necessary for TiVo and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “TiVo Permits”) and each of the TiVo Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain any such TiVo Permit would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of the Transactions. The operation of the business of TiVo and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is TiVo or its Subsidiaries in default or violation under, any TiVo Permit, and, to the Knowledge of TiVo, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any TiVo Permit, except where such default or violation of such TiVo Permit would not have a TiVo Material Adverse Effect. There are no actions pending or, to the Knowledge of TiVo, threatened, that seek the revocation, cancellation or adverse modification of any TiVo Permit, except where such revocation, cancellation or adverse modification would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions. Since January 1, 2013, neither TiVo nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or, to the Knowledge of TiVo, any other notice, charge, claim or assertion, in each case alleging any violations of the TiVo Permits, nor to the Knowledge of TiVo, has any such notice, charge, claim or assertion been threatened, except where the receipt of such notice, charge, claim or assertion would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions.

3.8 Employee Benefit Plans.

(a) Section 3.8(a) of the TiVo Disclosure Schedule lists all material TiVo Benefit Plans, and identifies any such material TiVo Benefit Plans that are TiVo Foreign Plans. “TiVo Benefit Plans” means all employee, consultant or director compensation and/or benefit plans, programs, policies, agreements, or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement, employee loan programs, other equity compensation awards, profit-sharing arrangements, other paid-time-off programs, health benefit plans, insurance arrangements covering employees, consultants and directors, in each case that are sponsored, maintained or contributed to by TiVo or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of TiVo or its Subsidiaries, or with respect to which TiVo or any of its ERISA Affiliates has any liability (contingent or otherwise), other than any TiVo Foreign Plan that represents a scheme or arrangement mandated by a Governmental Entity outside of the United States. For purposes of this Agreement, the term “TiVo Foreign Plan” shall refer to each plan, program or contract that is subject to or governed by the Laws of any jurisdiction other than the United States and that would have constituted a TiVo Benefit Plan had it been a United States plan, program or contract.

(b) TiVo has heretofore made available to Rovi true and complete copies of each material TiVo Benefit Plan and related material documents, including, but not limited to, (i) each writing constituting a part of such TiVo Benefit Plan, including all amendments thereto (or, in the case of any unwritten TiVo Benefit Plan, a description thereof); (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules (in each case, if applicable); (iii) the most recent determination letter from the IRS (if applicable) for such TiVo Benefit Plan; and (iv) forms of award agreements and summary plan descriptions (if applicable). Neither TiVo nor any of its Subsidiaries has a Contract, plan or commitment to create any additional TiVo Benefit Plan or to modify any existing TiVo Benefit Plan, except as required by applicable Law or tax qualification requirement, which would materially increase the expense of maintaining any TiVo Benefit Plan. There have been no modifications of a TiVo Benefit Plan or creation of new TiVo Benefit Plans since the last audited company balance sheet that would materially increase the expense of maintaining any such TiVo Benefit Plan.

(c) Except as would not be material to TiVo and its Subsidiaries, taken as a whole: (i) each TiVo Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the TiVo Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of TiVo, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions or other amounts payable by TiVo or its Subsidiaries as of the date hereof with respect to each TiVo Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (iv) neither TiVo nor its Subsidiaries has engaged in a transaction in connection with which TiVo or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) there are no pending, threatened or, to the Knowledge of TiVo, anticipated claims (other than claims for benefits in accordance with the terms of TiVo Benefit Plans) by, on behalf of, against or with respect to any of the TiVo Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of TiVo or any of its Subsidiaries; and (vi) all TiVo Foreign Plans (A) have been maintained in all material respects in accordance with their terms and all applicable Laws and requirements; (B) if they are intended to qualify for special Tax treatment, meet all material requirements for such treatment; and (C) if they are required to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the Transactions shall, whether alone or in combination with any other event, result in (i) the accelerated vesting, delivery or payment of, or any (A) increase in (for any executive officer or director), or (B) material increase in (for any non-executive officer employee), any compensation to any present or former executive officer, director or non-executive officer employee, respectively, of TiVo or any of its Subsidiaries, (ii) the entitlement of any present or former employee or director of TiVo or any of its Subsidiaries to severance or termination pay or any retention, bonus, change in control or similar payments or benefits, or of any present or former non-executive officer employee of TiVo or any of its Subsidiaries to material severance or termination pay or any retention, bonus, change in control or similar payments or benefits, (iii) any obligation to pay or fund (through a grantor trust or otherwise) any compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any TiVo Benefit Plan, (iv) a limitation of or restriction on the right of TiVo or any Subsidiary or, after the Closing, Parent, to merge, amend or terminate any TiVo Benefit Plan or (v) result in any breach or violation of, or a default under, any TiVo Benefit Plan. Section 3.8(d) of the TiVo Disclosure Schedule sets forth a list of (1) each employee who has entered into, and is currently subject to, (w) a Senior Vice President Change of Control Terms and Conditions Agreement, (x) a Vice President Change of Control Terms and Conditions Agreement, (y) a Senior Director/Principal Engineer Employee Change of Control Terms and Conditions Agreement, or (z) a Director Level Employee Change of Control Terms and Conditions Agreement, (2) each form of award agreement pursuant to the TiVo Stock Plans that is subject to acceleration and (3) each agreement pursuant to any TiVo Benefit Plan that provides vesting acceleration benefits which are in addition to the acceleration benefits contained in the TiVo Stock Plans or one of the forms of Change of Control Terms and Conditions Agreements listed in clause (v)(1) above.

(e) With respect to any TiVo Benefit Plan, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other United States Governmental Entity is in progress or, to the Knowledge of TiVo, pending or threatened.

(f) Neither TiVo, any of its Subsidiaries nor any of their ERISA Affiliates has within the past six (6) years (i) contributed to a TiVo Benefit Plan or any other employee benefit plan which was ever subject to

Section 412 of the Code or Title IV of ERISA, (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) been obligated to contribute to a multiple employer welfare arrangement as defined in Section 3(40) of ERISA or (iv) been the employer or connected or associated with the employer (as those terms are used in the United Kingdom Pensions Act 2004) of any defined benefit pension arrangement. No material liability under Title IV of ERISA has been incurred by TiVo or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and, to the Knowledge of TiVo, no condition exists that could reasonably be likely to result in TiVo or any of its ERISA Affiliates incurring a material liability under Title IV of ERISA.

(g) Except as set forth on Section 3.8(g) of the TiVo Disclosure Schedule, neither TiVo nor any of its Subsidiaries has made or is obligated to make any payment (including any transfer of property or provision of any benefit) in connection with the Transactions which, alone or aggregated with any other payment, would be an excess parachute payment within the meaning of Section 280(G) of the Code. No TiVo Benefit Plan provides for the gross-up of any Taxes payable by any individual.

(h) Each TiVo Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code that is subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code.

(i) With respect to any TiVo Benefit Plan that is an employee welfare benefit plan, (i) each such TiVo Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law except as would not have a TiVo Material Adverse Effect, (ii) to the Knowledge of TiVo, each such TiVo Benefit Plan may be amended or terminated without material liability to TiVo or any of its Subsidiaries on or at any time after the Effective Time and (iii) no such TiVo Benefit Plan provides benefits to, or on behalf of, any former employee after the termination of employment except (A) where the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries) or (B) where the benefit is required by Section 4980B of the Code.

3.9 Absence of Certain Changes or Events. From the Reference Date through the date of this Agreement, except as otherwise contemplated, required or permitted by this Agreement, (a) the businesses of TiVo and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, (b) neither TiVo nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would require the consent of Rovi under Section 5.1 of this Agreement and (c) there has not been a TiVo Material Adverse Effect.

3.10 Investigations; Litigation. (a) There are no Proceedings pending (or, to the Knowledge of TiVo, threatened) by any Governmental Entity with respect to TiVo or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of TiVo, except, in each case, for those that, individually or in the aggregate, are not and would not be material to TiVo and its Subsidiaries, taken as a whole, and (b) there are no Orders pending (or, to the Knowledge of TiVo, threatened) against or affecting TiVo or any of its Subsidiaries, or any of their respective assets, rights or properties at law or in equity before, except for those that, individually or in the aggregate, are not and would not be material to TiVo and its Subsidiaries, taken as a whole.

3.11 Disclosure Documents.

(a) None of the information supplied or to be supplied by TiVo in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Rovi’s stockholders or at the time of the Rovi Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by TiVo in writing specifically for inclusion or incorporation by reference in the registration statement on Form S-4 (or such successor form as shall then be appropriate) to be filed by Rovi with the SEC pursuant to which the issuance of shares of Parent Common Stock in the Mergers will be registered by Rovi under the Securities Act (the “Registration Statement” and, together with the Joint Proxy Statement/Prospectus, the “Filings”) or any amendment or supplement thereto will, at the time the Registration Statement or any such amendment or supplement becomes effective under the Securities Act or at the TiVo Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be included in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Notwithstanding the foregoing, no representation or warranty is made by TiVo in this Section 3.11 with respect to statements made or incorporated by reference in the Filings based on information supplied by Rovi, Parent or the Merger Subs for inclusion or incorporation by reference therein.

3.12 Tax Matters.

(a) Except as would not have a TiVo Material Adverse Effect, (i) TiVo and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were complete and accurate when filed; (ii) TiVo and each of its Subsidiaries have paid all Taxes shown as due on such Tax Returns; (iii) neither TiVo nor any of its Subsidiaries has any liability for Taxes of any Person (other than TiVo or such Subsidiaries) pursuant to any Tax allocation or sharing agreement (other than an agreement entered into in the ordinary course of business and the principal purpose of which is not the allocation or sharing of Taxes), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise; (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of TiVo, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of TiVo or any of its Subsidiaries and neither TiVo nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes; (v) neither TiVo nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (vi) neither TiVo nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) As used in this Agreement, (i) “Taxes” means any and all federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty of TiVo is made in respect of Tax matters in any Section of this Agreement other than Section 3.8, this Section 3.12 and Section 3.24.

3.13 Labor and Employment Matters.

(a) As of the date hereof, (i) neither TiVo nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, works council or labor organization; (ii) there are no strikes, lockouts, slowdowns or work stoppages in effect or, to the Knowledge of TiVo, threatened with respect to any employees of TiVo or any of its Subsidiaries; (iii) to the Knowledge of TiVo, there is no union organizing effort pending or threatened against TiVo or any of its

Subsidiaries and (iv) no employees of TiVo or any of its Subsidiaries are represented by any labor union, works council or labor organization with respect to their employment with TiVo.

(b) Neither TiVo nor any of its Subsidiaries are required to provide notice to any works council or similar representative body prior to the execution of this Agreement.

(c) Except as would not be material to TiVo and its Subsidiaries, taken as a whole, each of TiVo and each Subsidiary is in compliance with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of employees as exempt and non-exempt, and of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.

(d) TiVo and each Subsidiary of TiVo is in material compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), and any similar applicable state or local law. Since January 1, 2014, (i) TiVo has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of TiVo; (iii) TiVo has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (iv) TiVo has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement.

(e) To the Knowledge of TiVo, no independent contractor of TiVo or any of its Subsidiaries or employee of TiVo or any of its Subsidiaries at the level of Vice President or higher is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such independent contractor or employee, as applicable, relating (A) to the right of any such independent contractor or employee to be employed by TiVo or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information, except as would not have a TiVo Material Adverse Effect.

(f) TiVo is not and, since January 1, 2015, has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

3.14 Intellectual Property.

(a) As of the date hereof, either TiVo or a Subsidiary of TiVo owns, or is licensed or otherwise possesses contractual rights under, all Intellectual Property (as defined below) used in their respective businesses as currently conducted, except to the extent that the failure of any of the foregoing to be true and correct would not have a TiVo Material Adverse Effect. As of the date hereof, (i) there are no pending or, to the Knowledge of TiVo, threatened claims in writing by any Person alleging that TiVo or any of its Subsidiaries infringes or misappropriates the Intellectual Property of such Person and (ii) the conduct of the business of TiVo and its Subsidiaries does not infringe any Intellectual Property of any Person, except to the extent that the failure of clause (ii) above to be true and correct would not have a TiVo Material Adverse Effect. For purposes of this Agreement, “Intellectual Property” shall mean all intellectual property, including without limitation, all (i) patents, inventions, trademarks, service marks, trade names, Internet domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs, (iii) lists (including customer lists), databases, processes, formulae, methods, schematics, technology, know-how, computer software programs and related documentation and (iv) computer software, data and databases including, but not limited to, object code, source code, related documentation and all copyrights therein.

(b) To the Knowledge of TiVo, except as would not be material to TiVo and its Subsidiaries, taken as a whole, the execution and delivery of this Agreement by TiVo and the consummation by TiVo of the Transactions will not result in the breach of, or create in any third party the right to terminate or modify any material Intellectual Property licenses of TiVo, excluding (x) off-the-shelf and internal use software, including but not limited to licenses to software (including as a service) that TiVo and any of its Subsidiaries use in the ordinary course of business and (y) open source software licenses (such agreements being referred to as “TiVo License-In Agreements”).

(c) Except as would not have a TiVo Material Adverse Effect, all patents and registrations for trademarks, service marks and copyrights which are (i) held by TiVo or any of its Subsidiaries and (ii) material to the current conduct of the businesses of TiVo and its Subsidiaries, are subsisting and have not expired or been cancelled or abandoned (other than in the ordinary course of prosecution or otherwise in accordance with the applicable statutory expiration dates).

(d) TiVo takes commercially reasonable steps to protect and preserve its rights in the Intellectual Property of TiVo and its Subsidiaries (including executing confidentiality and intellectual property assignment agreements with current executive officers and current employees and contractors that have a material role in the development of TiVo’s products, including software, and Intellectual Property incorporated therein of TiVo and its Subsidiaries), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole. No prior or current employee or officer or any prior or current consultant or contractor of TiVo or any of its Subsidiaries has asserted in writing in the past six (6) years or, to the Knowledge of TiVo, has any ownership interest in any Intellectual Property owned by TiVo or its Subsidiaries (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where TiVo or any of its Subsidiaries was provided a license to specified developments in connection with the conduct of the business of TiVo or any of its Subsidiaries), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole.

(e) To the Knowledge of TiVo, neither TiVo nor any of its Subsidiaries has licensed any of the Intellectual Property owned by TiVo and its Subsidiaries to any third party on an exclusive basis, nor has TiVo or any of its Subsidiaries entered into any contract otherwise materially limiting its ability to commercially exploit such Intellectual Property owned by TiVo or any of its Subsidiaries in the conduct of the business of TiVo and its Subsidiaries in the ordinary course consistent with past practice (other than (i) any such contract where Intellectual Property owned by TiVo or any of its Subsidiaries is licensed on a non-exclusive basis in the ordinary course of business (including when the product or service of TiVo or its Subsidiaries is distributed or bundled with third party in-licensed Intellectual Property), (ii) pricing limitations, (iii) outbound distributor, reseller, sales representative, marketing and similar agreements pursuant to which exclusivity is granted with respect to particular geographic territories in the ordinary course of business of TiVo or its Subsidiaries, (iv) obligations to comply with applicable Laws and regulations, and (v) obligations that apply because of the nature of the third party to the contract), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole.

3.15 Real Property. TiVo has heretofore made available to Rovi true and complete copies of all deeds of trust, leases, subleases or licenses relating to all material real property owned, leased, subleased or licensed by TiVo or any of its Subsidiaries. Except as would not have a TiVo Material Adverse Effect, (a) TiVo or a Subsidiary of TiVo owns and has good, valid and marketable title to, or valid leasehold interests or other comparable contract rights in or relating to all real property of TiVo and its Subsidiaries, free and clear of all Liens (except for Permitted Liens and all other minor defects in title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by TiVo or a Subsidiary of TiVo as of the date hereof); (b) TiVo and each of its Subsidiaries has complied with the terms of all leases of real property of TiVo and its Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against TiVo or any Subsidiary party thereto and, to the Knowledge of TiVo, the counterparties thereto; and (c) neither TiVo nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

3.16 Opinion of Financial Advisor. The TiVo Board has received the opinion of LionTree Advisors LLC, dated as of April 28, 2016, substantially to the effect that, as of such date and based on and subject to the various assumptions, qualifications, and limitations set forth in such opinion, the TiVo Merger Consideration to be received by the holders of the TiVo Common Stock (other than Rovi and its affiliates) in the Mergers is fair, from a financial point of view, to such holders.

3.17 Contracts.

(a) For purposes of this Agreement, “TiVo Specified Contract” shall mean:

(1) any “material contract” (within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) with respect to TiVo;

(2) any indemnification, employment, consulting or other contract with (x) any member of the TiVo Board, or (y) any executive officer of TiVo other than those contracts terminable by TiVo or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to TiVo or any such Subsidiary;

(3) any contract containing any covenant currently or in the future limiting, in any material respect, the ability of TiVo or any of its Subsidiaries to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any line of business (including any license, collaboration, agency or distribution agreements) or compete with any Person, in each case with respect to the business in which TiVo engages as currently conducted;

(4) any contract (i) relating to the disposition or acquisition by TiVo or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business or (ii) pursuant to which TiVo or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Subsidiaries of TiVo;

(5) any contract to provide source code into any escrow or to any third party (under any circumstances, other than (i) in connection with the evaluation, customization, development, manufacturing, testing or support of products, technology or services of TiVo or any of its Subsidiaries, subject to reasonable confidentiality obligations or (ii) pursuant to any open source license obligations) for any product or technology that is material to the business of TiVo and its Subsidiaries, taken as a whole, as currently conducted;

(6) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or promissory notes relating to the borrowing of money, extension of credit or other indebtedness for borrowed money;

(7) any TiVo License-In Agreements that are material to the business of TiVo and its Subsidiaries, taken as a whole, as currently conducted relating to any Intellectual Property;

(8) any settlement agreement entered into within three (3) years prior to the date of this Agreement, other than (x) releases immaterial in nature or amount entered into with former employees or independent contractors of TiVo in the ordinary course of business or (y) settlement agreements for cash only (which has been paid) in an amount not exceeding $100,000;

(9) any contract (including purchasing agreements and group purchasing agreements, and excluding work orders, statements of work, purchase orders and similar contracts) with TiVo’s top 20 suppliers (measured by the amount of payments made by TiVo during the twelve (12) months ended January 31, 2016);

(10) the top 20 customer contracts of TiVo (measured by dollar amount of GAAP revenue of TiVo during the twelve (12) months ended January 31, 2016);

(11) any material partnership, joint venture or similar agreement to which TiVo or any of its Subsidiaries is a party;

(12) any contract that is currently in effect with one of the TiVo Itemized Customers that contains any (i) Intellectual Property standstill obligation, (ii) express broad-based patent license, (iii) express broad-based covenant not to sue, (iv) exclusivity provision, or (v) to TiVo’s Knowledge, a most favored nation pricing provision; and

(13) any contract relating to obligations (contingent or otherwise) of, or payments to, TiVo in excess of $2 million per annum.

(b) Section 3.17(b) of the TiVo Disclosure Schedule sets forth a list of all TiVo Specified Contracts as of the date hereof.

(c) Except as would not be material to TiVo and its Subsidiaries, taken as a whole, (i) neither TiVo nor any Subsidiary of TiVo is in breach of or default under the terms of any TiVo Specified Contract; (ii) to the Knowledge of TiVo, no other party to any TiVo Specified Contract is in breach of or default under the terms of any TiVo Specified Contract; and (iii) each TiVo Specified Contract is a valid and binding obligation of TiVo or the Subsidiary of TiVo which is party thereto and, to the Knowledge of TiVo, of each other party thereto, except the Bankruptcy and Equity Exception and for each of provisions (i) through (iii) hereof, except to the extent that particular TiVo Specified Contracts have expired or been terminated in accordance with their terms, in whole or in part. Since the Reference Date, neither TiVo nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any TiVo Specified Contract. Neither TiVo nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any TiVo Specified Contract.

3.18 Finders or Brokers. Except for LionTree Advisors LLC, neither TiVo nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

3.19 State Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 4.25, the approval of the TiVo Board of this Agreement and the Transactions is the only action necessary to render inapplicable (to the extent otherwise applicable) to this Agreement and the Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL and, to the Knowledge of TiVo, similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” laws.

3.20 Insurance.

(a) Section 3.20(a) of the TiVo Disclosure Schedule sets forth a list of each material insurance policy and all material claims made under such policies that have been paid since February 1, 2014 (the “TiVo Insurance Policies”). Except as would not be material to TiVo and its Subsidiaries, taken as a whole, each TiVo Insurance Policy is in full force and effect and all premiums due and payable under the TiVo Insurance Policies have been paid on a timely basis and TiVo and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the TiVo Insurance Policies have been made available to Rovi.

(b) Neither TiVo nor any of its Subsidiaries has received notice from any insurance carrier regarding: (i) any cancellation or invalidation of such insurance; or (ii) refusal of any coverage or rejection of any material claim under any TiVo Insurance Policies, except for such cancellations, invalidations, refusals or rejections as would not have a TiVo Material Adverse Effect. All appropriate insurance carriers under each TiVo Insurance Policy have been timely notified of all potentially insurable material losses known to TiVo and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

3.21 Environmental Matters.

(a) TiVo is in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by TiVo and its Subsidiaries of all material permits and other material governmental authorizations required under all Environmental Laws and compliance with the terms and conditions thereof. All material permits and other material governmental authorizations currently held by TiVo and its Subsidiaries pursuant to all Environmental Laws are identified in Section 3.21(a) of the TiVo Disclosure Schedule.

(b) There is no Environmental Claim pending against TiVo and TiVo has not received any written communication, whether from a Governmental Entity or other Person, that alleges that either TiVo or any of its Subsidiaries is not in material compliance with any Environmental Laws or any material permits required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the Knowledge of TiVo, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to an Environmental Claim in the future against TiVo or its Subsidiaries or against any Person whose liability for any Environmental Claim TiVo has retained or assumed either contractually or by operation of law. TiVo has no Knowledge of any condition at any of the properties leased by TiVo or any of its Subsidiaries that would have a TiVo Material Adverse Effect.

(c) As used in this Agreement, “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; “Environmental Law” shall mean any Law existing and in effect on the date hereof relating to pollution or protection of the environment, including any statute or regulation pertaining to the (i) manufacture, processing, use, distribution, management, possession, treatment, storage, disposal, generation, transportation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection and use of surface water, groundwater and soil; (iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including emissions, discharges, releases, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the conservation, management, or use of natural resources and wildlife, including all endangered and threatened species; (vi) aboveground or underground storage tanks, vessels, and containers; and (vii) abandoned, disposed of or discarded barrels, tanks, vessels and containers and other closed receptacles; and “Materials of Environmental Concern” shall mean any substance defined as hazardous, toxic or a pollutant under any Environmental Law, and petroleum or petroleum byproducts, including medical or infectious waste, radioactive material and hazardous waste. “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person or entity alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to the presence, or release into the environment, of, or exposure to, any Materials of Environmental Concern at any location, now or in the past but shall not include any claims relating to products liability.

3.22 Transactions with Affiliates. Except as disclosed in the TiVo SEC Documents, there are no Contracts or transactions between TiVo or any of its Subsidiaries, on the one hand, and any (i) officer or director of TiVo or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of TiVo or (iii) Affiliate or family member of any such officer, director or record or beneficial owner, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

3.23 Rights Plan. TiVo has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.

3.24 Tax Qualification. Neither TiVo nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as an “exchange” described in Section 351(a) of the Code.

3.25 No Additional Representations. TiVo acknowledges that none of Rovi, Parent, the Merger Subs or any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding Rovi furnished or made available to TiVo and its respective directors, officers, employees, members, accountants, consultants, legal counsel, investment bankers, agents, advisors and other representatives (“Representatives”), in each case except as expressly set forth in Article IV (as modified by the Rovi Disclosure Schedule and the Rovi SEC Documents), and none of Rovi, Parent, the Merger Sub, or their respective Representatives, or any other Person shall be subject to any liability to TiVo or any other Person resulting from Rovi’s, Parent’s, or the Merger Subs’ making available, or TiVo’s use of, such information, including the confidential information memorandum, management presentation and other presentation materials delivered to TiVo, as subsequently updated, supplemented or amended, or any information, documents or material made available to Rovi, Parent, or the Merger Subs in the due diligence materials provided, including in the data room, other management presentations (formal or informal) or in any other form in connection with the Transactions and TiVo acknowledges that it is not relying and has not relied on any representations or warranties or other information whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of Rovi, Parent and the Merger Subs set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ROVI, PARENT, AND THE MERGER

SUBS

Except as disclosed in the Rovi SEC Documents or in the disclosure schedule delivered by Rovi to TiVo prior to the execution of this Agreement and attached hereto (the “Rovi Disclosure Schedule”), Rovi, Parent and the Merger Subs jointly and severally represent and warrant to TiVo as follows:

4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Rovi, Parent, the Merger Subs and Rovi’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have a Rovi Material Adverse Effect.

(b) All equity interests (including partnership interests and limited liability company interests) of the Subsidiaries of Rovi held by Rovi or by any other Subsidiary of Rovi have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by Rovi or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law. Other than the Subsidiaries, neither Rovi nor any of its Subsidiaries owns any capital stock or, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

(c) Rovi has delivered or made available to TiVo a copy of the certificate or articles of incorporation and by-laws (or like organizational documents) of Rovi and each of its material Subsidiaries, and each such copy is true, correct and complete and each such instrument is in full force and effect. Rovi is not in violation of any of the provisions of its certificate of incorporation or by-laws. Each material Subsidiary of Rovi is not in violation of any of the provisions of its respective certificate or articles of incorporation or by-laws (or like organizational documents).

4.2 Capital Stock.

(a) The authorized capital stock of Rovi consists of 250,000,000 shares of Rovi Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (the “Rovi Preferred Stock,” and together with the Rovi Common Stock, the “Rovi Capital Stock”). As of April 27, 2016, there were (i) 82,089,282 shares of Rovi Common Stock and no shares of Rovi Preferred Stock issued and outstanding, (ii) 43,446,638 shares of Rovi Common Stock reserved for issuance pursuant to the Rovi Stock Plans, including (A) 3,648,577 shares of Rovi Common Stock issuable upon the exercise of outstanding Rovi Stock Options (whether or not presently exercisable), (B) 2,553,760 shares of Rovi Common Stock issuable upon vesting of outstanding Rovi RSUs, (C) 1,207,036 shares of Rovi Common Stock subject to time-based or performance-based vesting or lapse restrictions pursuant to the terms of Rovi Restricted Stock Awards, (iii) 48,575,386 shares of Rovi Common Stock are owned by Rovi as treasury stock, (iv) issued and outstanding Rovi Warrants to purchase up to an aggregate of 11,935,899 shares of Rovi Common Stock, and (v) up to 11,935,899 shares of Rovi Common Stock subject to issuance pursuant to the Rovi Convertible Senior Notes (including any additional shares issuable in connection with conversions upon a “Make-Whole Fundamental Change” as defined in the Rovi Convertible Senior Notes Indenture).

(b) Except as set forth in Section 4.2(a) above or in Section 4.2(a) of the Rovi Disclosure Schedule, no shares of capital stock or other equity securities of Rovi are issued, reserved for issuance or outstanding, except for shares of Rovi Common Stock to be issued after the date of this Agreement pursuant to the Rovi ESPP. All of the issued and outstanding shares of Rovi Common Stock are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.2(a) above or in Section 4.2(a) of the Rovi Disclosure Schedule, as of the Rovi Effective Time, there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which Rovi or any of its Subsidiaries is a party, or by which Rovi or any of its Subsidiaries is bound, obligating Rovi or any of its Subsidiaries to (i) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Rovi or of any Subsidiary of Rovi, (ii) obligating Rovi or any Subsidiary of Rovi to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or (iii) obligating Rovi to make any payment based on or resulting from the value or price of the Rovi Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Rovi Common Stock pursuant to the terms of awards issued under the Rovi Stock Plans or pursuant to the Rovi Bond Hedge Options, there are no outstanding contractual obligations of Rovi or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Rovi Capital Stock or the capital stock of any of its Subsidiaries.

(c) Except for awards to acquire shares of Rovi Common Stock under any Rovi Stock Plan and except as set forth in the Rovi Convertible Senior Notes and the Rovi Warrants, neither Rovi nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Rovi on any matter.

(d) There are no voting trusts or other agreements or understandings to which Rovi or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Rovi or any of its Subsidiaries or granting any Person the right to elect, or to designate or nominate for election, a director to the Rovi Board or any of its material Subsidiaries.

(e) Except as set forth on Section 4.2(e) of the Rovi Disclosure Schedule, neither Rovi nor any of its Subsidiaries directly or indirectly owns as of the date of this Agreement 5% or more of the capital stock, membership interests, partnership interests, joint venture interests and other equity interests in, or any interest convertible or exchangeable or exercisable for 5% or more of the equity or similar interests in any Person (other than a Rovi Subsidiary).

4.3 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Rovi, Parent and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Rovi Stockholder Approval, to consummate the Transactions. The Rovi Board, Parent and the Merger Subs at their respective duly held meetings have (i) determined that it is in the best interests of Rovi, Parent, the Merger Subs and their respective stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Rovi Merger, and thereby (iii) resolved to recommend that the stockholders of Rovi, Parent and the Merger Subs, as applicable, approve the adoption of this Agreement and (iv) resolved to recommend that the stockholders of Rovi approve the issuance of shares of Parent Common Stock in the Mergers (the “Rovi Recommendation”) and directed that such matter be submitted for consideration of the stockholders of Rovi at the Rovi Stockholders Meeting. The Board of Directors of each of Parent and the Merger Subs has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Mergers. Except for the Rovi Stockholder Approval, the adoption of this Agreement by Rovi as the sole stockholder of Parent, the adoption of this Agreement by Parent as the sole stockholder of each of the Merger Subs, and the filing of the Certificates of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Rovi, Parent or the Merger Subs are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Rovi, Parent and the Merger Subs and, assuming this Agreement constitutes the valid and binding agreement of Rovi, this Agreement constitutes the valid and binding agreement of Rovi, Parent and the Merger Subs, enforceable against each of Rovi, Parent and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Assuming that on the date of this Agreement neither TiVo nor any of its “affiliates” or “associates” is an “interested stockholder” of Rovi (each term, as defined in Section 203 of the DGCL), the only vote of holders of any class or series of Rovi Capital Stock necessary to adopt this Agreement, to approve the Rovi Merger and approve the issuance of the Parent Common Stock is the adoption of this Agreement by the holders of a majority of the shares of Rovi Common Stock outstanding and entitled to vote thereon (the “Rovi Stockholder Approval”). The affirmative vote of the holders of Rovi Capital Stock is not necessary to consummate any Transaction other than the Rovi Merger.

(c) The execution, delivery and performance by Rovi, Parent and the Merger Subs of this Agreement and the consummation of the Mergers by Rovi, Parent and the Merger Subs do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Rovi Certificate of Merger, (ii) compliance with the applicable requirements of the HSR Act and any foreign antitrust or competition Laws, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus and the

Registration Statement, (iv) compliance with the rules and regulations of the National Association of Securities Dealers and NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws; (vi) the listing of the Parent Common Stock on NASDAQ, and (vii) the other consents and/or notices set forth on Section 4.3(c) of the Rovi Disclosure Schedule (collectively, clauses (i) through (vi), the “Rovi Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have a Rovi Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.

(d) Assuming receipt of or compliance with the Rovi Specified Approvals, and receipt of the Rovi Stockholder Approval, the execution, delivery and performance by Rovi, Parent and the Merger Subs of this Agreement and the consummation by Rovi, Parent and the Merger Subs of the Mergers and the other Transactions do not and will not (i) contravene or conflict with the organizational or governing documents of Rovi or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to Rovi or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, conflict with or default (with or without notice or lapse of time, or both) under, or, other than the Rovi Warrants, give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Contract binding upon Rovi or any of its Subsidiaries or result in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of Rovi or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have a Rovi Material Adverse Effect.

4.4 Reports and Financial Statements; Books and Records.

(a) Rovi has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2014 (the “Rovi SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Rovi SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the Rovi SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of Rovi included in the Rovi SEC Documents (if amended, as of the date of the last such amendment filed prior to the date hereof) and all related compilations, reviews and other reports issued by Rovi’s accountants with respect thereto (the “Rovi SEC Financial Statements”) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of Rovi and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). The Rovi SEC Financial Statements have been prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The books and records of Rovi and each of its Subsidiaries are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Rovi SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. At the Closing, all such books and records will be in the possession of Rovi or the applicable Subsidiary of Rovi. No financial statements of any Person other than Rovi and each of its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Rovi. Except as required by GAAP, Rovi has not, between January 1, 2016 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on January 1, 2016.

4.5 Internal Controls and Procedures.

(a) Rovi is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(b) Rovi has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required in all material respects by Rule 13a-15 under the Exchange Act. Rovi’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Rovi in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Rovi’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Rovi’s management has completed an assessment of the effectiveness of Rovi’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and, to the extent required by applicable Law, presented in any applicable Rovi SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Rovi’s management’s most recently completed evaluation of Rovi’s internal control over financial reporting, (i) Rovi had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Rovi’s ability to record, process, summarize and report financial information and (ii) Rovi does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Rovi’s internal control over financial reporting. The assessment of the effectiveness of Rovi’s internal controls over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in the Rovi SEC Documents

4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Rovi’s most recent consolidated audited balance sheet as of December 31, 2015 (or the notes thereto), as included in the Rovi SEC Documents, (b) for liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since the Reference Date and (d) for liabilities and obligations which have been discharged or paid in full, neither Rovi nor any Subsidiary of Rovi has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Rovi and its Subsidiaries.

4.7 Compliance with Law; Permits.

(a) Rovi and each of its Subsidiaries (i) are in compliance with and are not in default under or in violation (A) of any applicable Law or (B) any Contract to which Rovi or any of its Subsidiaries is a party or by which Rovi or any of its Subsidiaries or any of their respective properties is bound or affected, except in each case under clauses (A) and (B), for any such non-compliance, default or violation that would not have a Rovi Material Adverse Effect, and (ii) have not received written notice of any violation of any Law. No representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of the matters referenced in Section 4.4.

(b) Rovi and its Subsidiaries have in effect privacy compliance and data security programs and policies to enhance awareness of and compliance by Rovi and its Subsidiaries with relevant United States and applicable foreign Laws concerning privacy and data security, except as would not have a Rovi Material Adverse Effect.

(c) Rovi and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Rovi and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Rovi Permits”) and each of the Rovi Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain any such Rovi Permit would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of the Transactions. The operation of the business of Rovi and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is Rovi or its Subsidiaries in default or violation under, any Rovi Permit, and, to the Knowledge of Rovi, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any Rovi Permit, except where such default or violation of such Rovi Permit would not have a Rovi Material Adverse Effect. There are no actions pending or, to the Knowledge of Rovi, threatened, that seek the revocation, cancellation or adverse modification of any Rovi Permit, except where such revocation, cancellation or adverse modification would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions. Since January 1, 2013, neither Rovi nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or, to the Knowledge of Rovi, any other notice, charge, claim or assertion, in each case alleging any violations of the Rovi Permits, nor to the Knowledge of Rovi, has any such notice, charge, claim or assertion been threatened, except where the receipt of such notice, charge, claim or assertion would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions.

4.8 Employee Benefit Plans.

(a) Section 4.8(a) of the Rovi Disclosure Schedule lists all material Rovi Benefit Plans, and identifies such material Rovi Benefit Plans that are Rovi Foreign Plans. “Rovi Benefit Plans” means all employee, consultant or director compensation and/or benefit plans, programs, policies, agreements, or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement, employee loan programs, other equity compensation awards, profit-sharing arrangements, other paid-time-off programs, health benefit plans, insurance arrangements covering employees, consultants and directors, in each case that are sponsored, maintained or contributed to by Rovi or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of Rovi or its Subsidiaries, or with respect to which Rovi or any of its ERISA Affiliates has any liability (contingent or otherwise), other than any Rovi Foreign Plan that represents a scheme or arrangement mandated by a Governmental Entity outside of the United States. For purposes of this Agreement, the term “Rovi Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the Laws of any jurisdiction other than the United States and that would have constituted a Rovi Benefit Plan had it been a United States plan, program or contract.

(b) Rovi has heretofore made available to TiVo true and complete copies of each material Rovi Benefit Plan and related material documents, including, but not limited to, (i) each writing constituting a part of such Rovi Benefit Plan, including all amendments thereto (or, in the case of any unwritten Rovi Benefit Plan, a description thereof); (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the IRS (if applicable) for such Rovi Benefit Plan; and (iv) forms of award agreements and summary plan descriptions (if applicable). Neither Rovi nor any of its Subsidiaries has a Contract, plan or commitment to create any additional Rovi Benefit Plan or to modify any existing Rovi Benefit Plan, except as required by applicable Law or tax qualification requirement, which would materially increase the expense of maintaining any Rovi Benefit Plan. There have been no modifications of a Rovi Benefit Plan or creation of new Rovi Benefit Plans since the last audited company balance sheet that would materially increase the expense of maintaining any such Rovi Benefit Plan.

(c) Except as would not be material to Rovi and its Subsidiaries, taken as a whole: (i) each Rovi Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Rovi Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of Rovi, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions or other amounts payable by Rovi or its Subsidiaries as of the date hereof with respect to each Rovi Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (iv) neither Rovi nor its Subsidiaries has engaged in a transaction in connection with which Rovi or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) there are no pending, threatened or, to the Knowledge of Rovi, anticipated claims (other than claims for benefits in accordance with the terms of the Rovi Benefit Plans) by, on behalf of, against or with respect to any of the Rovi Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of Rovi or any of its Subsidiaries; and (vi) all Rovi Foreign Plans (A) have been maintained in all material respects in accordance with their terms and all applicable Laws and requirements; (B) if they are intended to qualify for special Tax treatment, meet all material requirements for such treatment; and (C) if they are required to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the Transactions shall, whether alone or in combination with any other event, result in (i) the accelerated vesting, delivery or payment of, or any (A) increase in (for any executive officer or director), or (B) material increase in (for any non-executive officer employee), any compensation to any present or former executive officer, director or non-executive officer employee, respectively, of Rovi or any of its Subsidiaries, (ii) the entitlement of any present or former employee or director of Rovi or any of its Subsidiaries to severance or termination pay or any retention, bonus, change in control or similar payments or benefits, or of any present or former non-executive officer employee of Rovi or any of its Subsidiaries to material severance or termination pay or any retention, bonus, change in control or similar payments or benefits, (iii) any obligation to pay or fund (through a grantor trust or otherwise) any compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Rovi Benefit Plan, (iv) a limitation of or restriction on the right of Rovi or any Subsidiary or, after the Closing, Parent, to merge, amend or terminate any Rovi Benefit Plan or (v) result in any breach or violation of, or a default under, any Rovi Benefit Plan.

(e) With respect to any Rovi Benefit Plan, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other United States Governmental Entity is in progress or, to the Knowledge of Rovi, pending or threatened.

(f) Neither Rovi, any of its Subsidiaries nor any of their ERISA Affiliates has within the past six (6) years (i) contributed to a Rovi Benefit Plan or any other employee benefit plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) been obligated to contribute to a multiple employer welfare arrangement as defined in Section 3(40) of ERISA or (iv) been the employer or connected or associated with the employer (as those terms are used in the United Kingdom Pensions Act 2004) of any defined benefit pension arrangement. No Rovi Benefit Plan provides retiree medical or other welfare benefits, other than coverage mandated by applicable Law. No material liability under Title IV of ERISA has been incurred by Rovi or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and, to the Knowledge of Rovi, no condition exists that could reasonably be likely to result in Rovi or any of its ERISA Affiliates incurring a material liability under Title IV of ERISA.

(g) Except as set forth on Section 4.8(g) of the Rovi Disclosure Schedule, neither Rovi nor any of its Subsidiaries has made or is obligated to make any payment (including any transfer of property or provision of any benefit) in connection with the Transactions which, alone or aggregated with any other payment, would be an excess parachute payment within the meaning of Section 280(G) of the Code. No Rovi Benefit Plan provides for the gross-up of any Taxes payable by any individual.

(h) Each Rovi Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code that is subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code.

(i) With respect to any Rovi Benefit Plan that is an employee welfare benefit plan, (i) each such Rovi Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law except as would not have a Rovi Material Adverse Effect and (ii) no such Rovi Benefit Plan provides benefits to, or on behalf of, any former employee after the termination of employment except (A) where the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries) or (B) where the benefit is required by Section 4980B of the Code.

4.9 Absence of Certain Changes or Events. From the Reference Date through the date of this Agreement, except as otherwise contemplated, required or permitted by this Agreement, (a) the businesses of Rovi and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, (b) neither Rovi nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would require the consent of TiVo under Section 5.2 of this Agreement and (c) there has not been any Rovi Material Adverse Effect.

4.10 Investigations; Litigation. (a) There are no Proceedings pending (or, to the Knowledge of Rovi, threatened) by any Governmental Entity with respect to Rovi or any of Rovi’s Subsidiaries or any of their respective assets, rights or properties or any of the officers of directors of Rovi, except, in each case, for those that, individually or in the aggregate, are not and would not be material to Rovi and its Subsidiaries, taken as a whole, and (b) there are no Orders pending (or, to the Knowledge of Rovi, threatened) against or affecting Rovi or any of Rovi’s Subsidiaries, or any of their respective assets, rights or properties at law or in equity before, except for those that, individually or in the aggregate, are not and would not be material to Rovi and its Subsidiaries, taken as a whole.

4.11 Disclosure Documents.

(a) None of the information supplied or to be supplied by Rovi in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to TiVo’s stockholders or at the time of the TiVo Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Registration Statement, and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(c) Neither the Registration Statement nor any amendment or supplement thereto will, at the time it becomes effective under the Securities Act or at the Effective Times, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Notwithstanding the foregoing, no representation or warranty is made by Rovi, Parent or the Merger Subs in this Section 4.11 with respect to statements made or incorporated by reference in the Filings based on information supplied by TiVo for inclusion or incorporation by reference therein.

4.12 Tax Matters.

(a) Except as would not have a Rovi Material Adverse Effect, (i) Rovi and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were complete and accurate when filed; (ii) Rovi and each of its Subsidiaries have paid all Taxes shown as due on such Tax Returns; (iii) neither Rovi nor any of its Subsidiaries has any liability for Taxes of any Person (other than Rovi or such Subsidiaries) pursuant to any Tax allocation or sharing agreement (other than an agreement entered into in the ordinary course of business and the principal purpose of which is not the allocation or sharing of Taxes), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise; (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of Rovi, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of Rovi or any of its Subsidiaries and neither Rovi nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes; (v) neither Rovi nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (vi) neither Rovi nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). It is agreed and understood that no representation or warranty of Rovi is made in respect of Tax matters in any Section of this Agreement other than Section 4.8, this Section 4.12 and Section  4.28.

4.13 Labor and Employment Matters.

(a) As of the date hereof, (i) neither Rovi nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, works council or labor organization; (ii) there are no strikes, lockouts, slowdowns or work stoppages in effect or, to the Knowledge of Rovi, threatened with respect to any employees of Rovi or any of its Subsidiaries; (iii) to the Knowledge of Rovi, there is no union organizing effort pending or threatened against Rovi or any of its Subsidiaries; and (iv) no employees of Rovi or any of its Subsidiaries are represented by any labor union, works council or labor organization with respect to their employment with Rovi.

(b) Neither Rovi nor any of its Subsidiaries are required to provide notice to any works council or similar representative body prior to the execution of this Agreement.

(c) Except as would not be material to Rovi and its Subsidiaries, taken as a whole, each of Rovi and each Subsidiary is in compliance with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of employees as exempt and non-exempt, and of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.

(d) Rovi and each Subsidiary of Rovi is in material compliance with the WARN Act and any similar applicable state or local law. Since January 1, 2014, (i) Rovi has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Rovi; (iii) Rovi has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (iv) Rovi has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement.

(e) To the Knowledge of Rovi, no independent contractor of Rovi or any of its Subsidiaries or employee of Rovi or any of its Subsidiaries at the level of Vice President or higher is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such independent contractor or employee, as applicable, relating (A) to the right of any such independent contractor or employee to be employed by Rovi or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information, except as would not have a Rovi Material Adverse Effect.

(f) Rovi is not and, since January 1, 2015, has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

4.14 Intellectual Property.

(a) As of the date hereof, either Rovi or a Subsidiary of Rovi owns, or is licensed or otherwise possesses contractual rights under, all Intellectual Property used in their respective businesses as currently conducted, except to the extent that the failure of any of the foregoing to be true and correct would not have a Rovi Material Adverse Effect. As of the date hereof, (i) there are no pending or, to the Knowledge of Rovi, threatened claims in writing by any Person alleging that Rovi or any of its Subsidiaries infringes or misappropriates the Intellectual Property of such Person and (ii) to the Knowledge of Rovi, the conduct of the business of Rovi and its Subsidiaries does not infringe any Intellectual Property of any Person, except to the extent that the failure of clause (ii) above to be true and correct would not have a Rovi Material Adverse Effect.

(b) To the Knowledge of Rovi, except as would not be material to Rovi and its Subsidiaries, taken as a whole, the execution and delivery of this Agreement by Rovi and the consummation by Rovi, Parent and the Merger Subs of the Transactions will not result in the breach of, or create in any third party the right to terminate or modify any material Intellectual Property licenses of Rovi, excluding (x) off-the-shelf and internal use software, including but not limited to licenses to software (including as a service) that Rovi and any of its Subsidiaries use in the ordinary course of business and (y) open source software licenses (such agreements being referred to as “Rovi License-In Agreements”).

(c) Except as would not have a Rovi Material Adverse Effect, all patents and registrations for trademarks, service marks and copyrights which are (i) held by Rovi or any of its Subsidiaries and (ii) material to the current conduct of the businesses of Rovi and its Subsidiaries, are subsisting and have not expired or been cancelled or abandoned (other than in the ordinary course of prosecution or otherwise in accordance with the applicable statutory expiration dates).

(d) Except as would not be material to Rovi and its Subsidiaries, taken as a whole, Rovi takes commercially reasonable steps to protect and preserve its rights in the Intellectual Property of Rovi and its Subsidiaries (including executing confidentiality and intellectual property assignment agreements with current executive officers and current employees and contractors that have a material role in the development of Rovi’s products, including software, and Intellectual Property incorporated therein of Rovi and its Subsidiaries). Except as would not be material to Rovi and its Subsidiaries, taken as a whole, no prior or current employee or officer or any prior or current consultant or contractor of Rovi or any of its Subsidiaries has asserted in writing in the past six (6) years or, to the Knowledge of Rovi, has any ownership in any Intellectual Property owned by Rovi or its Subsidiaries (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where Rovi or any of its Subsidiaries was provided a license to specified developments in connection with the conduct of the business of Rovi or any of its Subsidiaries).

(e) To the Knowledge of Rovi, neither Rovi nor any of its Subsidiaries has licensed any of the Intellectual Property owned by Rovi and its Subsidiaries to any third party on an exclusive basis, nor has Rovi or any of its Subsidiaries entered into any contract otherwise materially limiting its ability to commercially exploit such Intellectual Property owned by Rovi or any of its Subsidiaries in the conduct of the business of Rovi and its Subsidiaries in the ordinary course consistent with past practice (other than (i) any such contract where Intellectual Property owned by Rovi or any of its Subsidiaries is licensed on a non-exclusive basis in the ordinary course of business (including when the product or service of Rovi or its Subsidiaries is distributed or bundled with third party in-licensed Intellectual Property), (ii) pricing limitations, (iii) outbound distributor, reseller, sales representative, marketing and similar agreements pursuant to which exclusivity is granted with respect to particular geographic territories in the ordinary course of business of Rovi or its Subsidiaries, (iv) obligations to comply with applicable Laws and regulations, and (v) obligations that apply because of the nature of the third party to the contract), except to the extent that the failure of any of the foregoing to be true and correct would not be material to Rovi and its Subsidiaries, taken as a whole.

4.15 Real Property. Except as would not have a Rovi Material Adverse Effect, (a) Rovi or a Subsidiary of Rovi owns and has good, valid and marketable title to, or valid leasehold interests or other comparable contract rights in or relating to all real property of Rovi and its Subsidiaries, free and clear of all Liens (except for Permitted Liens and all other minor defects in title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by Rovi or a Subsidiary of Rovi as of the date hereof); (b) Rovi and each of its Subsidiaries has complied with the terms of all leases of real property of Rovi and its Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Rovi or any Subsidiary party thereto and, to the Knowledge of Rovi, the counterparties thereto; and (c) neither Rovi nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

4.16 Opinion of Financial Advisor. The Rovi Board has received the opinion of Evercore Group L.L.C., dated as of April 28, 2016, substantially to the effect that, as of such date and based on and subject to the various assumptions, qualifications, and limitations set forth in such opinion, the Rovi Merger Consideration to be received by the holders of the Rovi Common Stock in the Transaction is fair, from a financial point of view, to such holders.

4.17 Contracts.

(a) For purposes of this Agreement, “Rovi Specified Contract” shall mean:

(1) any “material contract” (within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) with respect to Rovi;

(2) any indemnification, employment, consulting or other contract with (x) any member of the Rovi Board, or (y) any executive officer of Rovi other than those contracts terminable by Rovi or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Rovi or any such Subsidiary;

(3) any contract containing any covenant currently or in the future limiting, in any material respect, the ability of Rovi or any of its Subsidiaries to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any line of business (including any license, collaboration, agency or distribution agreements) or compete with any person, in each case with respect to the business in which Rovi engages as currently conducted;

(4) any contract (i) relating to the disposition or acquisition by Rovi or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business or (ii) pursuant to which Rovi or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Subsidiaries of Rovi;

(5) any contract to provide source code into any escrow or to any third party (under any circumstances, other than (i) in connection with the evaluation, customization, development, manufacturing,

testing or support of products, technology or services of Rovi or any of its Subsidiaries, subject to reasonable confidentiality obligations or (ii) pursuant to any open source license obligations) for any product or technology that is material to the business of Rovi and its Subsidiaries, taken as a whole, as currently conducted;

(6) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or promissory notes relating to the borrowing of money, extension of credit or other indebtedness for borrowed money, in each case for more than $1 million;

(7) any Rovi License-In Agreements that are material to the business of Rovi and its Subsidiaries, taken as a whole, as currently conducted relating to any Intellectual Property; and

(8) the top 20 customer contracts of Rovi (measured by dollar amount of GAAP revenue of Rovi during the most recently ended fiscal year);

(9) any material partnership, joint venture or similar agreement to which Rovi or any of its Subsidiaries is a party.

(b) Section 4.17(b) of the Rovi Disclosure Schedule sets forth a list of all Rovi Specified Contracts as of the date hereof.

(c) Except as would not be material to Rovi and its Subsidiaries, taken as a whole, (i) neither Rovi nor any Subsidiary of Rovi is in breach of or default under the terms of any Rovi Specified Contract; (ii) to the Knowledge of Rovi, no other party to any Rovi Specified Contract is in breach of or default under the terms of any Rovi Specified Contract; and (iii) each Rovi Specified Contract is a valid and binding obligation of Rovi or the Subsidiary of Rovi which is party thereto and, to the Knowledge of Rovi, of each other party thereto, and is in full force and effect, except the Bankruptcy and Equity Exception and for each of provisions (i) through (iii) hereof, except to the extent that particular Rovi Specified Contracts have expired or been terminated in accordance with their terms, in whole or in part. Since the Reference Date, neither Rovi nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Rovi Specified Contract. Neither Rovi nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Rovi Specified Contract.

4.18 Finders or Brokers. Except for Evercore Group L.L.C., neither Rovi nor any of its subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

4.19 State Takeover Statutes. The approval of the Rovi Board of this Agreement and the Transactions is the only action necessary to render inapplicable (to the extent otherwise applicable) to this Agreement and the Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL and, to the Knowledge of Rovi, similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” laws.

4.20 Insurance.

(a) Section 4.20(a) of the Rovi Disclosure Schedule sets forth a list of each material insurance policy and all material claims made under such policies that have been paid since January 1, 2014 (the “Rovi Insurance Policies”). Except as would not be material to Rovi and its Subsidiaries, taken as a whole, each Rovi Insurance Policy is in full force and effect and all premiums due and payable under the Rovi Insurance Policies have been paid on a timely basis and Rovi and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the Rovi Insurance Policies have been made available to TiVo.

(b) Neither Rovi nor any of its Subsidiaries has received notice from any insurance carrier regarding: (i) any cancellation or invalidation of such insurance; or (ii) refusal of any coverage or rejection of any material claim under any Rovi Insurance Policies, except for such cancellations, invalidations, refusals or rejections as would not have a Rovi Material Adverse Effect. All appropriate insurance carriers under each Rovi Insurance Policy have been timely notified of all potentially insurable material losses known to Rovi and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

4.21 Environmental Matters.

(a) Each of Rovi, Parent and the Merger Subs is in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by Rovi and its Subsidiaries of all material permits and other material governmental authorizations required under all Environmental Laws and compliance with the terms and conditions thereof.

(b) There is no Environmental Claim pending against Rovi and Rovi has not received any written communication, whether from a Governmental Entity or other Person, that alleges that either Rovi or any of its Subsidiaries is not in material compliance with any Environmental Laws or any material permits required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the Knowledge of Rovi, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to any Environmental Claim in the future against Rovi or its Subsidiaries or against any Person whose liability for any Environmental Claim Rovi has retained or assumed either contractually or by operation of law. Rovi has no Knowledge of any condition at any of the properties leased by Rovi or any of its Subsidiaries that would have a Rovi Material Adverse Effect.

4.22 Transactions with Affiliates. Except as disclosed in the Rovi SEC Documents, there are no Contracts or transactions between Rovi or any of its Subsidiaries, on the one hand, and any (i) officer or director of Rovi or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of Rovi or (iii) Affiliate or family member of any such officer, director or record or beneficial owner, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

4.23 Solvency; Available Funds.

(a) As of the Rovi Effective Time, assuming satisfaction of the conditions to Rovi’s and Merger Sub’s obligations to consummate the Mergers as set forth herein, or the waiver of such conditions, and after giving effect to all of the Transactions, including, without limitation, the payment of the TiVo Merger Consideration and the Rovi Merger Consideration, and payment of all related fees and expenses, (a) the amount of the “fair saleable value” of the assets of the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, would exceed (i) the value of all “liabilities of the TiVo Surviving Corporation and its subsidiaries on a consolidated basis, including contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, would not have an unreasonably small amount of capital for the operation of the business in which they are engaged or proposed to be engaged following the TiVo Effective Time; and (c) the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.

(b) As of the Rovi Effective Time, Rovi will have sufficient cash necessary to enable it to (i) consummate the Transactions, (ii) pay the cash portion of the TiVo Merger Consideration pursuant to this

Agreement, (iii) make all other payments required under this Agreement and (iv) pay all costs, fees and expenses related to this Agreement and the Transactions, in each case, without reliance on credit arrangements or additional financing. Rovi, Parent and the Merger Subs acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Rovi’s, Parent’s or the Merger Subs’, or any other Person’s, ability to obtain financing for the consummation of the Transactions.

4.24 Capitalization of Parent and the Merger Subs. The authorized capital stock of TiVo Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. The authorized capital stock of Rovi Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. The authorized capital stock of Parent consists of 250,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Parent is, and immediately prior to the Rovi Effective Time will be, owned by Rovi, and all of the issued and outstanding capital stock of each Merger Sub is, and at the Rovi Effective Time will be, owned by Parent. Except as set forth in this Agreement, none of Parent or the Merger Subs has outstanding any option, warrant, right, or any other agreement pursuant to which any Person other than Rovi may acquire any equity security of any of Parent or the Merger Subs. None of Parent or the Merger Subs has conducted any business prior to the date hereof and has, and prior to the Rovi Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other Transactions. Each of Parent and the Merger Subs have provided true and complete copies of their respective certificates of incorporation and by-laws to TiVo.

4.25 Certain Arrangements. There are no Contracts, agreements, arrangements or understandings between Rovi, Parent or the Merger Subs, on the one hand, and any member of TiVo’s management or directors, on the other hand, as of the date hereof that relate in any way to TiVo or the Transactions. Prior to the TiVo Board approving this Agreement, the Mergers and the other Transactions for purposes of the applicable provisions of the DGCL, neither Rovi nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Mergers, or any Transactions.

4.26 Ownership of TiVo Shares. None of Rovi, Parent or the Merger Subs nor any of their respective Subsidiaries beneficially owns, directly or indirectly, any shares of capital stock of TiVo or other securities convertible into, exchangeable into or exercisable for shares of TiVo Common Stock (in each case, other than any such shares of capital stock of TiVo or other securities held on behalf of third parties or held in trust to fund TiVo or Rovi obligations). There are no voting trusts or other agreements, arrangements or understandings to which any of Rovi, Parent, the Merger Subs or any of their respective Subsidiaries is a party with respect to the voting of the capital stock or other equity or voting interest of Rovi or any of its Subsidiaries nor are there any agreements, arrangements or understandings to which Rovi, Parent, the Merger Subs or any of their respective Subsidiaries is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the capital stock or other equity or voting interest of TiVo or any of its Subsidiaries.

4.27 Rights Plan. Rovi has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.

4.28 Tax Qualification. Neither Rovi nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as an “exchange” described in Section 351(a) of the Code or the Rovi Merger from qualifying as a “reorganization” within the meaning of Section  368(a) of the Code.

4.29 No Additional Representations. Each of Rovi, Parent and the Merger Subs acknowledges that neither TiVo nor any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding TiVo furnished or made available to Rovi, Parent, the Merger Subs and any of their respective Representatives, in each case except as expressly set forth in Article III (as modified by the TiVo Disclosure Schedule and the TiVo SEC Documents), and none of TiVo or its Representatives, or any other Person shall be subject to any liability to Rovi, Parent, the Merger Subs or any other Person resulting from TiVo’s making available, or Rovi’s, Parent’s, or the Merger Subs’ use of, such information, including the confidential information memorandum, management presentation and other presentation materials delivered to Rovi, as subsequently updated, supplemented or amended, or any information, documents or material made available to Rovi, Parent, or the Merger Subs in the due diligence materials provided, including in the data room, other management presentations (formal or informal) or in any other form in connection with the Transactions and each of Rovi, Parent and the Merger Subs acknowledges that it is not relying and has not relied on any representations or warranties or other information whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of TiVo set forth in Article III.

ARTICLE V

COVENANTS

5.1 TiVo Conduct of Businesses Prior to the TiVo Effective Time. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, unless Rovi otherwise agrees in writing, TiVo shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, TiVo Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the TiVo Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, TiVo shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Rovi in each instance:

(a) amend the certificate of incorporation, by-laws or other similar organizational documents of TiVo (whether by merger, consolidation or otherwise);

(b) (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, restricted stock units (RSUs), commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of TiVo or any of its Subsidiaries, or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of capital stock or options of TiVo or any of its Subsidiaries outstanding on the date hereof, other than, in the case of clauses (A) and (B), the (x) issuance of shares of TiVo Common Stock pursuant to the exercise of TiVo Stock Options, and the vesting of TiVo RSUs, TiVo Performance Stock Awards or TiVo Restricted Stock Awards, in each case outstanding on the date hereof in accordance with their present terms or the terms of this Agreement, (y) issuance of shares of TiVo Common Stock in connection with the Final Offering under the TiVo ESPP and (z) issuance of shares of TiVo Common Stock in respect of conversions occurring pursuant to the terms of the TiVo Convertible Senior Notes Indenture; (ii) accelerate the vesting of any TiVo Stock Options, TiVo Restricted Stock Awards, TiVo Performance Stock Awards or TiVo RSUs, except as may be required pursuant to the terms of this Agreement or pursuant to a TiVo Benefit Plans as in effect on the date hereof that has been disclosed on Section 3.8(d) of the TiVo Disclosure Schedule; (iii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of the outstanding shares of capital stock of TiVo or any of its Subsidiaries, other than in connection with (A) the forfeiture or expiration of outstanding TiVo Stock Options and TiVo Restricted Stock Awards, (B) the withholding of shares of TiVo Common Stock to pay the exercise price or satisfy Tax obligations with respect to the exercise of TiVo Stock Options or vesting of TiVo Restricted Stock Awards pursuant to any obligations contained in the TiVo Stock Plans, (C) the unwind or termination of the TiVo Warrants and the TiVo Bond Hedge Options in compliance with Section 5.20 or (D) the exercise of the TiVo Bond Hedge Options; (iv) split, combine, subdivide or reclassify any shares of its capital stock or (v) declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments or distributions to its stockholders in their capacity as such;

(c) other than indebtedness under the TiVo Convertible Senior Notes Indenture and TiVo Convertible Senior Notes and other indebtedness for borrowed money set forth on Section 5.1(c) of the TiVo Disclosure Schedule and any renewals, refinancings, replacements, amendments, restatements or extensions of such indebtedness (notwithstanding the foregoing, which refinancing does not include the TiVo Convertible Senior Notes Indenture and TiVo Convertible Senior Notes) that are effected on provisions regarding the effect of a change of control that are, taken as a whole, substantially the same, and with maturity dates and mandatory prepayments or redemptions no earlier than the maturity date or any mandatory prepayment or redemption applicable to the debt being refinanced or replaced and in principal amounts not in excess, of such debt refinanced (except by an amount equal to all unpaid accrued or capitalized interest thereon, make-whole payments or premium (including tender premium) applicable thereto or paid in connection therewith, plus upfront fees and original issue discount, plus customary fees and expenses) (a “Permitted Refinancing”), (i) incur any other indebtedness for borrowed money or modify in any material respect the terms of any existing indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any Person other than a Subsidiary, or issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities of TiVo or its Subsidiaries (other than such transactions among TiVo and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) or (ii) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than (1) as required in accordance with its terms or (2) in the ordinary course of business;

(d) sell, transfer, license, exchange or swap, mortgage (including securitizations), subject to any Lien (other than Permitted Liens) or otherwise dispose of by any means, or agree to any of the foregoing, any of its material properties (including the capital stock of its Subsidiaries), assets, operations, product lines or businesses (including Intellectual Property) except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, (A) in the ordinary course of business consistent with past practice of TiVo and any of its Subsidiaries (for the avoidance of doubt, the ordinary course of business consistent with past practice does not include stand-alone patent licensing or any other sale, grant or license under patent rights other than such sale, grant or license made in connection with the ordinary course of product and/or service business of TiVo or any of its Subsidiaries consistent with past practice (e.g., licenses to customers or suppliers to use or produce the TiVo products and services)), (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete or immaterial assets, or (D) transfers among TiVo and its Subsidiaries;

(e) (i) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case outside the ordinary course of business (other than such transactions among TiVo and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) with a value or purchase price in excess of $10 million, individually or in the aggregate when taken with all other such ordinary course acquisitions or investments, or, in any case, that is or would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e) or (ii) enter into any joint venture, partnership or similar agreement with any Person;

(f) enter into a new line of business directly or indirectly (including any direct or indirect stand-alone patent licensing or other stand-alone licensing of Intellectual Property of TiVo or any of its Subsidiaries but excluding, for the avoidance of doubt, (A) the sale, grant or license made in connection with TiVo’s ordinary course of product and/or service business consistent with past practice (i.e., licenses to customers or suppliers to use or produce the TiVo products and services) and (B) the sale, grant or license pursuant to Contracts in force on the date of this Agreement);

(g) make or authorize any payment of, accrual or commitment for, capital expenditures in any twelve (12) month period in excess of $1 million in the aggregate more than the amount listed on the budget previously made available to Rovi for TiVo’s 2017 fiscal year;

(h) enter into, modify, amend, continue, cancel, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of TiVo and its Subsidiaries to consummate the Mergers, (2) materially impair the ability of TiVo and its Subsidiaries, taken as a whole, to conduct their business in ordinary course consistent with past practice, or (3) result in an incremental grant of a license to, or extension of rights to, the patents owned by Parent or its Subsidiaries (excluding TiVo and its Subsidiaries);

(i) (A) modify, amend, cancel, renew or terminate any TiVo Designated Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract with a party on Part 1 of Schedule 8.16(a)(i); or (B) modify, amend, cancel, renew or terminate any TiVo Designated Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract with a party on Part 2 of Schedule 8.16(a)(i);

(j) extend, renew or enter into any Contracts containing non-compete or exclusivity provisions that would materially restrict or limit the operations of TiVo and its Subsidiaries, taken as a whole; provided, that, no such non-compete or exclusivity limitations shall apply to the Affiliates of TiVo except in the case of extensions and renewals to existing Contracts on the same terms and only if such extensions and renewals of such Contracts are pursuant to the automatic renewal terms of such Contract in effect prior to the date of this Agreement;

(k) except to the extent required in order to comply with applicable Law or except as required under this Agreement or any TiVo Benefit Plan as in effect on the date hereof, (i) grant or increase any severance or termination pay, retention or change in control bonus, or supplemental retirement or post-employment benefit to (or amend any existing arrangement with) any TiVo Board member, employee or consultant, (ii) increase in any manner (including by way of effecting employee promotions) the compensation or benefits of any TiVo Board member, employee or consultant, (iii) enter into any employment, consulting, indemnification, severance, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former TiVo Board member, executive officer or employee at the level of director or higher, (iv) establish, adopt or amend any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other TiVo Benefit Plan or arrangement covering any TiVo Board member, officer, consultant or employee (or any plan, agreement or arrangement that would constitute a TiVo Benefit Plan if in effect on the date hereof), (v) take any action to accelerate the vesting or payment of any compensation or benefits under any TiVo Benefit Plan, (vi) make any material determination under any TiVo Benefit Plan that is inconsistent with the ordinary course of business or past practice, (vii) enter into any third-party Contract with respect to a TiVo Benefit Plan (including, without limitation, Contracts for the provision of services to such TiVo Benefit Plan, including benefits administration), or (viii) loan any funds to any TiVo Board member, officer, consultant or employee;

(l) execute, adopt, amend or terminate any collective bargaining Contract to which TiVo is a party or which governs any employees of TiVo or its Subsidiaries;

(m) settle, or offer or propose to settle any litigation or other Proceeding or dispute that is not Transaction Litigation (i) for an amount in excess of $1 million or (ii) which would include any non-monetary relief that would materially affect TiVo, its Subsidiaries or its Affiliates from and after the Closing Date;

(n) except as required or permitted by GAAP or as advised by TiVo’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of TiVo;

(o) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of TiVo or any of its material Subsidiaries;

(p) outside the ordinary course of TiVo’s administration of its Tax matters, adopt or change any material method of Tax accounting, make or change any material Tax election or file any amended material Tax Return;

(q) except as permitted pursuant to Section 5.1(b)(i) or Section 5.1(k), enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand;

(r) subject to Section 5.9, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied;

(s) amend, modify, waive or terminate any of the change in control provisions contained in the TiVo Inc. 1999 Equity Incentive Plan, TiVo Inc. 2008 Equity Incentive Award Plan and/or any employment or change of control agreements between TiVo and such persons listed on Section 5.1(s) of the TiVo Disclosure Schedule; or

(t) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

5.2 Rovi Conduct of Businesses Prior to the Rovi Effective Time. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Rovi Effective Time, unless TiVo otherwise agrees in writing, Rovi and Parent shall, and shall cause their respective Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, Rovi Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Rovi Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, Rovi and Parent shall not, and shall not permit any of their respective Subsidiaries to, without the prior written consent of TiVo in each instance:

(a) Subject to Section 1.5, amend Rovi’s, Parent’s or the Merger Subs’ certificates of incorporation, by-laws or other similar organizational documents (whether by merger, consolidation or otherwise) in a manner that would adversely affect the consummation of the Mergers or affect the holders of TiVo Common Stock whose shares may be converted into Parent Common Stock at the TiVo Effective Time in a manner different than holders of Rovi Common Stock prior to the Rovi Effective Time;

(b) (i) split, combine, subdivide or reclassify any shares of its capital stock or (ii) declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments or distributions to its stockholders in their capacity as such;

(c) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case outside the ordinary course of business (other than such transactions among Rovi and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) with a value or purchase price in excess of $25 million, individually or in the aggregate when taken with all other such ordinary course acquisitions or investments, or, in any case, that is or would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e);

(d) enter into any agreement to acquire another business, directly or indirectly, or effect any transaction that, at the time thereof, would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e);

(e) sell, transfer, license, exchange or swap, mortgage (including securitizations), subject to any Lien (other than Permitted Liens) or otherwise dispose of by any means, or agree to any of the foregoing, any of its material properties (including the capital stock of its Subsidiaries), assets, operations, product lines or businesses (including Intellectual Property) except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, (A) in the ordinary course of business consistent with past practice of Rovi and any of its Subsidiaries, (B) pursuant to contracts in force on the date of this Agreement, (C) dispositions of obsolete or immaterial assets, or (D) transfers among Rovi and its Subsidiaries;

(f) enter into, modify, amend, continue, cancel, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of Rovi and its Subsidiaries to consummate the Mergers and other Transactions, or (2) materially impair the ability of Rovi and its Subsidiaries, taken as a whole, to conduct their business in ordinary course consistent with past practice;

(g) except as required or permitted by GAAP or as advised by Rovi’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Rovi;

(h) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent, Rovi or any of Rovi’s material Subsidiaries;

(i) outside the ordinary course of Rovi’s administration of its Tax matters, adopt or change any material method of Tax accounting, make or change any material Tax election or file any amended material Tax Return;

(j) subject to Section 5.9, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; or

(k) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 Preparation of the Registration Statement and the Joint Proxy Statement/Prospectus; Stockholders Meetings.

(a) As promptly as practicable after the execution of this Agreement, (i) Rovi and TiVo shall jointly prepare and Rovi and TiVo, as applicable, shall file with the SEC the Joint Proxy Statement/Prospectus to be sent to the stockholders of Rovi relating to the Rovi Stockholders Meeting and to the stockholders of TiVo relating to the TiVo Stockholders Meeting and (ii) Parent and Rovi shall prepare (with TiVo’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in (A) the TiVo Merger and (B) the Rovi Merger. Prior to the Registration Statement being declared effective,

(1) Rovi shall use its reasonable best efforts to execute and deliver to Cooley and to Skadden the applicable “Tax Representation Letter” referenced in Section 5.19; and (2) TiVo shall use its reasonable best efforts to execute and deliver to Skadden and to Cooley the applicable “Tax Representation Letter” referenced in Section 5.19. Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) Rovi shall use its commercially reasonable efforts to cause Cooley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) TiVo shall use its commercially reasonable efforts to cause Skadden to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.3(a) and Section 5.19. Each of Rovi and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Registration Statement, Rovi and Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock. Rovi and TiVo shall furnish all information as may be reasonably requested by the other Principal Party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement/Prospectus. As promptly as practicable after the Registration Statement shall have become effective, each of Rovi and TiVo shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by Parent, Rovi or TiVo, in each case without providing the other Parties with a reasonable opportunity to review and comment thereon. If at any time prior to the TiVo Effective Time any information relating to Parent, Rovi or TiVo, or any of their respective Affiliates, directors or officers, should be discovered by Rovi, Parent or TiVo which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Rovi and TiVo. Each Party shall notify the others promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Filings or the Mergers.

(b) TiVo shall, as soon as practicable following effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of its stockholders (the “TiVo Stockholders Meeting”) for the purpose of seeking the TiVo Stockholder Approval. If the TiVo Board has not made a TiVo Adverse Recommendation Change, TiVo shall, through the TiVo Board, make the TiVo Recommendation, include such TiVo Recommendation in the Joint Proxy Statement/Prospectus, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the TiVo Merger, and (ii) take all other action necessary or advisable to secure the TiVo Stockholder Approval. Except as expressly permitted in Sections 5.4(b) and 5.4(d), neither the TiVo Board nor any committee thereof shall (A) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in a manner adverse to Rovi, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of this Agreement, the Mergers, and the other Transactions, (B) make any other public statement in connection with the TiVo Stockholders Meeting by or on behalf of the TiVo Board that would reasonably be expected to have the same effect or (C) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((A), (B) and (C), until and unless retracted or reversed, being referred to as a “TiVo Adverse Recommendation Change”).

Notwithstanding the foregoing, (x) if on the date the TiVo Stockholders Meeting is scheduled, TiVo has not received proxies representing a sufficient number of shares of TiVo Common Stock to obtain the TiVo Stockholder Approval, TiVo shall have the right to make one or more postponements or adjournments of the TiVo Stockholders Meeting; provided that the TiVo Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the TiVo Stockholders Meeting was, at the time of such postponement or adjournment, scheduled to be held or reconvened, as applicable and (y) TiVo may postpone or adjourn the TiVo Stockholders Meeting if TiVo has provided a written notice to Rovi pursuant to Section 5.4(b) that it intends to make a TiVo Adverse Recommendation Change in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 5.4(b) with respect to such notice or subsequent notices if the Takeover Proposal is modified during such five (5) Business Day period. Absent a TiVo Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and this Agreement shall be submitted to the TiVo stockholders at the TiVo Stockholders Meeting for the purpose of voting on adopting this Agreement.

(c) Rovi shall, as soon as practicable following effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Rovi Stockholders Meeting”) for the purpose of seeking the Rovi Stockholder Approval. If the Rovi Board has not made a Rovi Adverse Recommendation Change, Rovi shall, through the Rovi Board, make the Rovi Recommendation, include such Rovi Recommendation in the Joint Proxy Statement/Prospectus, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Rovi Merger and (ii) take all other action necessary or advisable to secure the Rovi Stockholder Approval. Except as expressly permitted in Sections 5.4(b) and 5.4(d), neither the Rovi Board nor any committee thereof shall (A) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in a manner adverse to TiVo, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of this Agreement, the Mergers, and the other Transactions, (B) make any other public statement in connection with the Rovi Stockholders Meeting by or on behalf of the Rovi Board that would reasonably be expected to have the same effect or (C) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((A), (B) and (C), until and unless retracted or reversed, being referred to as a “Rovi Adverse Recommendation Change”). Notwithstanding the foregoing, (x) if on the date the Rovi Stockholders Meeting is scheduled, Rovi has not received proxies representing a sufficient number of shares of Rovi Common Stock to obtain the Rovi Stockholder Approval, Rovi shall have the right to make one or more postponements or adjournments of the Rovi Stockholders Meeting; provided that the Rovi Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Rovi Stockholders Meeting was, at the time of such postponement or adjournment, scheduled to be held or reconvened, as applicable and (y) Rovi may postpone or adjourn the Rovi Stockholders Meeting if Rovi has provided a written notice to TiVo pursuant to Section 5.4(b) that it intends to make a Rovi Adverse Recommendation Change in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 5.4(b) with respect to such notice or subsequent notices if the Takeover Proposal is modified during such five (5) Business Day period. Absent a Rovi Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and this Agreement shall be submitted to the Rovi stockholders at the Rovi Stockholders Meeting for the purpose of voting on adopting this Agreement.

(d) Notwithstanding any other provision of this Agreement, the Parties shall cooperate and use reasonable best efforts to hold the TiVo Stockholders Meeting and the Rovi Stockholders Meeting on the same day.

5.4 No Solicitation; No-Shop.

(a) Each of TiVo and Rovi shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and shall seek to have returned to TiVo or Rovi any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the TiVo Effective Time or the date of termination of this Agreement in accordance with Article VII, each of TiVo and Rovi shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Affiliates or Representatives retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (ii) engage in any discussions or negotiations regarding any Takeover Proposal, (iii) provide any confidential information or data to any Person in relation to a Takeover Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (v) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any Takeover Proposal (excluding any confidentiality agreements entered into in connection with any Takeover Proposal) or propose publicly or agree to do any of the foregoing related to any Takeover Proposal; provided, however, that (x) Rovi or TiVo, as applicable, may ascertain facts from the party making such Takeover Proposal for the sole purpose of the TiVo Board or the Rovi Board, as applicable, informing itself about the Takeover Proposal and the party that made it and (y) if, prior to obtaining the TiVo Stockholder Approval (in the case of TiVo) or the Rovi Stockholder Approval (in the case of Rovi), following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that in either case was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of clause (i) above, the TiVo Board or the Rovi Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Takeover Proposal, as applicable, would be inconsistent with its fiduciary duties to TiVo’s stockholders or Rovi’s stockholders, as applicable, under applicable Law, TiVo or Rovi may, in response to such Takeover Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to TiVo or Rovi, as applicable, to the party making such Takeover Proposal and its respective Representatives pursuant to a confidentiality agreement that contains provisions not less favorable to TiVo or Rovi, as the case may be, than those contained in the Confidentiality Agreement (as it had been modified by the letter agreement by and between TiVo and Rovi dated March 25, 2016) and that in any event does not prohibit or restrain the making of a Takeover Proposal; provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with TiVo or Rovi, as applicable, and (2) TiVo advises Rovi or Rovi advises TiVo, as applicable, of all such nonpublic information delivered to such Person substantially concurrently with its delivery to the requesting party and (B) engage in discussions or negotiations with such party and its Representatives regarding such Takeover Proposal. Each of TiVo and Rovi agrees not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party relating to a potential or actual Takeover Proposal.

(b) Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the TiVo Stockholder Approval, the TiVo Board may, or, prior to receipt of the Rovi Stockholder Approval, the Rovi Board may, in response to any Takeover Proposal, effect a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, and subject to compliance with this Section 5.4(b) and Section 7.3(f), as applicable, terminate this Agreement in order to enter into a binding agreement providing for a Superior Proposal, if (i) the TiVo Board or the Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; (ii) the TiVo Board or the Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside legal counsel, that the failure to make a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of TiVo or Rovi under applicable Laws; (iii) the board effecting the recommendation change, or seeking to terminate the Agreement as provided above, provides the other Principal Party five (5) Business Days prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 5.4(c), as well as a copy of such Takeover Proposal; (iv) during the five (5) Business Days following such written notice (or such shorter period as is specified below), the board effecting the recommendation change and, if requested by other

Principal Party, its Representatives have negotiated in good faith with the other Principal Party regarding any revisions to the terms of the Transactions proposed by the other Principal Party in response to such Superior Proposal; and (v) at the end of the five (5) Business Day period described in the foregoing clause (iv), the TiVo Board or Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other Principal Party has agreed in writing), that the Takeover Proposal continues to be a Superior Proposal and that the failure to make a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change would be inconsistent with the exercise by the TiVo Board or Rovi Board of its fiduciary duties to the stockholders of TiVo or Rovi under applicable Laws. Any material amendment or modification to any Superior Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 5.4; provided, however, that the notice period pursuant to clause (iii) above and the period during which the board effecting the recommendation change and its Representatives are required to negotiate in good faith with the other Principal Party regarding any revisions to the terms of the Transactions proposed by the other Principal Party in response to such new Takeover Proposal pursuant to clause (v) above shall expire on the later to occur of (x) three (3) Business Days after the board effecting the TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, provides written notice of such new Takeover Proposal to the other Principal Party and (y) the end of the original five (5) Business Day period described in clause (v) above; provided, further, that neither the delivery of the notice by a Party pursuant to clause (iii) above nor any public announcement thereof that such Party determines that it is required to make under applicable Law shall constitute a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, unless and until such Party shall have failed at or prior to the end of the period referred to in clause (iv) above to publicly announce that it (A) was recommending the Transactions and (B) has determined that such other Takeover Proposal (taking into account (1) any modifications or adjustments made to the Transactions and agreed to by the Parties and (2) any modifications or adjustments made to such other Takeover Proposal) is not a Superior Proposal and has publicly rejected such Takeover Proposal. Upon the occurrence of the failure described in the immediately preceding proviso, such notice and such public announcement shall constitute a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable.

(c) In addition to the obligations of TiVo and Rovi set forth in Sections 5.4(a) and 5.4(b), TiVo or Rovi shall promptly, and in any event no later than 24-hours after it receives any Takeover Proposal or any request for nonpublic information or inquiry that such Party reasonably believes could lead to a Takeover Proposal, advise the other Principal Party orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the Person making such request or Takeover Proposal and shall keep the other Principal Party promptly advised of all changes to the material terms of any Takeover Proposal. Each of TiVo and Rovi agrees that subject to applicable restrictions under Laws applicable to TiVo or Rovi and their respective Subsidiaries, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other Principal Party any non-public information concerning TiVo or Rovi and their respective Subsidiaries that TiVo or Rovi provided to any third party in connection with any Takeover Proposal which was not previously provided to the other Principal Party.

(d) Nothing in this Agreement shall prohibit or restrict the TiVo Board or Rovi Board from effecting a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, if (and only if) it is in response to, or as a result of, an Intervening Event and the TiVo Board or Rovi Board, as applicable, after consultation with its outside legal counsel, concludes in good faith, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to the stockholders of TiVo or Rovi, as applicable, under applicable Laws.

(e) Nothing contained in this Agreement shall prohibit the Rovi Board or the TiVo Board from (i) taking and disclosing to their stockholders of a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to their stockholders if the TiVo Board or Rovi

Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to the stockholders of TiVo or Rovi under applicable Laws; or (iii) making accurate disclosure to their stockholders of factual information regarding the business, financial condition or results of operations of Rovi or TiVo or the fact that a Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a Rovi Adverse Recommendation Change or a TiVo Adverse Recommendation Change, as applicable), so long as (A) any such disclosure includes the Rovi Recommendation or the TiVo Recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the Rovi Board or TiVo Board, as the case may be, and (B) does not contain either an express Rovi Adverse Recommendation Change (without giving effect to clause (B) of the definition thereof) or an express TiVo Adverse Recommendation Change (without giving effect to clause (B) of the definition thereof), as applicable, or any other statements by or on behalf of the Board of Directors of such Party which would reasonably be expected to have the same effect as a Rovi Adverse Recommendation Change or a TiVo Adverse Recommendation Change, as applicable.

(f) For purposes of this Agreement:

(i) “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than TiVo, Rovi, Parent and their Subsidiaries, Affiliates and Representatives) relating to any direct or indirect acquisition or purchase of (A) 20% or more of the consolidated assets (including equity interests in Subsidiaries) of TiVo or Rovi, as applicable, and its Subsidiaries, taken as a whole, (B) 20% or more of any class of equity securities or voting power of TiVo or Rovi, (C) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities or voting power of TiVo or Rovi, or (D) any merger, consolidation, share exchange, business combination, recapitalization, extraordinary dividend or self-tender offer, liquidation, dissolution, or similar transaction involving TiVo or Rovi or any of their Subsidiaries, other than the Transactions.

(ii) “Superior Proposal” means a bona fide written Takeover Proposal from any Person (other than TiVo, Rovi and their Subsidiaries) providing for the direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in Subsidiaries) of TiVo or Rovi and its Subsidiaries, taken as a whole, or 50% or more of any class of equity securities or voting power of TiVo or Rovi, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities or voting power of TiVo or Rovi, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving TiVo or Rovi or any of their Subsidiaries (other than the Transactions) for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the TiVo Board or the Rovi Board in its good faith judgment (after receiving the advice of independent financial advisors and outside counsel) and which the TiVo Board or Rovi Board, as applicable, has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction more favorable to TiVo or Rovi, as applicable, and their respective stockholders from a financial point of view than the Transactions.

5.5 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to this Agreement and the Transactions after the date hereof, each of Rovi and TiVo and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions and otherwise act to eliminate or minimize the effects of such statute or regulation on the Mergers and the other Transactions. Nothing in this Section 5.5 shall be construed to permit a Party to this Agreement to do any act that would otherwise constitute a violation or breach of, or as a waiver of any of the rights of another Party under, any other provision of this Agreement.

5.6 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Rovi and TiVo. Thereafter, Rovi (unless the Rovi Board has made a Rovi Adverse Recommendation Change) and TiVo (unless the TiVo Board has made a TiVo Adverse Recommendation Change) will consult with the other Principal Party before either Principal Party or any of their respective Representatives (a) participates in any media interviews, (b) engages in meetings or calls with analysts, institutional investors or other similar Persons or (c) provides any statements which are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions (a “Public Statement”), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Parties will use their reasonable best efforts to consult with the other Principal Party in advance of any such media interviews, meetings or calls or statements. In addition, unless the Rovi Board has made a Rovi Adverse Recommendation Change or the TiVo Board has made a TiVo Adverse Recommendation Change, Rovi and TiVo agree to cause their respective directors and executives officers to refrain from taking any position in any such Public Statement that is (x) contrary to the positions previously taken by TiVo and Rovi with respect to this Agreement and the Transactions, including the Mergers, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the Transactions. The executive officers of Rovi and TiVo will direct their respective employees, Representatives and Subsidiaries to comply with this Section 5.6.

5.7 Notification of Certain Matters. Each Party shall give prompt notice to the other Parties if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the Transactions; (ii) receipt of any notice or other communication from any Governmental Entity, NASDAQ or any other securities market in connection with the Transactions; or (iii) such Party becoming aware of the occurrence of an event that could materially prevent or delay the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies of TiVo, Rovi, Parent or the Merger Subs available hereunder and no information delivered pursuant to this Section 5.7 shall update any section of the TiVo Disclosure Schedule or the Rovi Disclosure Schedule.

5.8 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, Rovi, Parent and TiVo shall cause each of its and their respective Subsidiaries to, afford to its and their Representatives, during normal business hours during the period prior to the Effective Times, reasonable access (including for the purpose of coordinating transition planning with employees, but not for purposes of conducting environmental site assessments) to all its and its Subsidiaries’ properties, books, Contracts, commitments and records (including TiVo’s Tax records), and to its and their Representatives and, during such period, each Principal Party shall, and shall cause its Subsidiaries to, promptly make available to the other Principal Party, subject, in the case of competitively sensitive information, to any customary “clean-room” arrangements agreed between the Principal Parties, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as the other Principal Party may reasonably request.

(b) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

(c) This Section 5.8 shall not require either Principal Party or any of its Subsidiaries to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Principal Party would reasonably be expected to result in (i) any violation of any material Contract or Law to which such Principal Party is a party or is subject or cause any privilege (including attorney-client privilege) which such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Principal Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Principal Party’s position in any pending or, what such Principal Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such Principal Party or any of its Subsidiaries, on the one hand, and the other Principal Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided, that, in the cases of clause (i), the Principal Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the disclosing Principal Party (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the disclosing Principal Party (after consultation with counsel which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the non-disclosing Principal Party shall be provided access to such information; provided, further, that the disclosing Principal Party shall (x) notify the other Principal Party that such disclosures are reasonably likely to violate the disclosing Principal Party’s or its Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other Principal Party in reasonable detail (A) the facts giving rise to such notification and (B) the subject matter of such information (to the extent it is able to do so in accordance with the foregoing proviso) and (z) in the case where such disclosures are reasonably likely to violate such disclosing Principal Party’s or its Subsidiaries’ obligations under any material Contract, use reasonable commercial efforts to seek consent from the applicable third party to any such material Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(d) The information provided pursuant to this Section 5.8 shall be used solely for the purpose of the Transactions, and unless and until the Mergers are consummated, such information shall be kept confidential by the recipient thereof in accordance with, and shall otherwise abide by and be subject to the terms and conditions of the Confidentiality Agreement, except that the information provided pursuant to this Section 5.8 or portions thereof may be disclosed to such recipient’s Representatives who (i) need to know such information for the purpose of the Transactions, (ii) shall be advised by Rovi or TiVo, as the case may be, of this provision, (iii) agree to hold the information provided pursuant to this Section 5.8 as confidential and (iv) agree with Rovi or TiVo to be bound by the provisions hereof. If this Agreement is terminated, Rovi and TiVo shall and shall cause each of their respective Representatives to, return or destroy (and certify destruction of) all information provided pursuant to this Section 5.8. All requests for information made pursuant to this Section 5.8 shall be directed to an executive officer of Rovi or TiVo, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to their the in-house counsel of such Party.

5.9 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Rovi, Parent and TiVo shall, and shall cause its Subsidiaries to use reasonable best efforts (i) to take, or cause to be taken, all actions necessary or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VI hereof, to consummate the Transactions, including the Mergers, as promptly as practicable, (ii) to obtain (and to cooperate with the other Parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by TiVo, Parent or Rovi or any of their respective Subsidiaries in connection with the Mergers and the other Transactions, and to comply with the terms and conditions of any such consent, authorization, order or approval and (iii) to execute and deliver any additional instruments necessary to consummate the Transactions.

(b) Subject to the terms and conditions of this Agreement, each of Rovi, Parent and TiVo shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the Transactions, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions and using reasonable best efforts to defend any Proceeding seeking to enjoin, prevent or delay the consummation of the Transactions or seeking material damages.

(c) In furtherance and not in limitation of the foregoing, (i) each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days of the date hereof, unless otherwise agreed to by the Parties, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.9 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each of TiVo and Rovi shall each use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action reasonable to enable the Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(d) Each of the Parties shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with (A) determining whether any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any Proceeding relating to the Transactions, including any Proceeding initiated by a private party, is required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties to other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and submissions and timely obtaining all such consents, permits, authorizations or approvals; (ii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity; (iii) keep the other Parties informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any communication received or given by a private party in connection with any Proceeding, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, Rovi or Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, however that each of the Parties shall have the right to review in advance, and to the extent practicable each will consult the other on any filing made with, or written materials constituting material communications submitted to, any third party and/or any Governmental Entity in connection with any Proceeding with respect to the Transactions in connection with proceedings under or relating to any Antitrust Law. Subject to applicable Laws relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Entity and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Transactions. Notwithstanding anything to the contrary contained in this Agreement, Rovi, after prior consultation with TiVo to the extent practicable and good faith consideration of its views, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances, including in connection with the determination of any Regulatory Actions with participation from TiVo, and shall take the lead in all meetings and communications with any Governmental Entity and TiVo in connection with obtaining any necessary antitrust or competition clearances. Rovi and TiVo may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.9(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside antitrust counsel to employees, officers, directors or other Representatives of the recipient unless express permission is obtained in advance from the source of the materials (TiVo or Rovi, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.9(d), materials provided to another Party or its outside counsel may be redacted to remove references concerning the valuation, pricing and other competitively sensitive terms from an antitrust perspective in the Contracts of the Parties and their respective Subsidiaries.

(e) Notwithstanding Sections 5.9(a) through 5.9(d) or any other provision of this Agreement to the contrary, in no event shall Rovi or Parent or their Subsidiaries or Affiliates be required to agree to (nor shall TiVo and its Subsidiaries, without Rovi’s prior written consent, propose or commit to any third party that it or Rovi or Parent or their Subsidiaries or Affiliates) (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or Contracts or (ii) take any other action that may be required or requested by any Governmental Entity in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.9 that, in the case of clauses (i) and (ii), would have an adverse impact, in any material respect, on (A) the business of Rovi and its Subsidiaries, taken as a whole or (B) the business of TiVo and its Subsidiaries, taken as a whole (each a “Regulatory Action”).

5.10 Indemnification.

(a) From and after the Effective Times, Parent shall (and shall cause TiVo and Rovi to) indemnify, defend and hold harmless, (i) to the fullest extent permitted under applicable Law (without limitation to clause (ii) below), and shall advance expenses as incurred to the fullest extent permitted under applicable Law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified hereunder, and (ii) to the same extent that such persons are entitled to indemnification pursuant to the certificate of incorporation and by-laws of Rovi and TiVo as in effect as of the date hereof or in any Contract of the applicable Party or its respective Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, each present and former director, officer or employee of TiVo, Rovi and their respective Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Times, including the Transactions, in such Indemnitee’s capacity as a director, officer or employee of Rovi or TiVo or any of their respective Subsidiaries or in such Indemnitee’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Rovi or TiVo, before the Effective Times (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Rovi or TiVo).

(b) Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Times (including in connection with this Agreement or the Transactions or actions contemplated hereby) now existing in favor of the current or former directors, officers or employees of Rovi or TiVo or any of their respective Subsidiaries as provided in their respective certificates of incorporation, by-laws or other organizational documents shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Times, Parent shall cause Rovi and TiVo to, and the Rovi Surviving Corporation and the TiVo Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable Party’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any Contract of the applicable Party or its respective Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Times were current or former directors, officers or employees of Rovi or TiVo or their respective Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) In the event that either Parent or the applicable Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, Parent shall, and shall cause the applicable Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10.

(d) Prior to the TiVo Effective Time, TiVo may obtain and fully pay for “tail” insurance policies with a claims period of no more than six (6) years from and after the TiVo Effective Time from an insurance carrier with the same or better credit rating as TiVo’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not materially more favorable than TiVo’s existing policies with respect to matters existing or occurring at or prior to the TiVo Effective Time (including with respect to acts and omissions occurring in connection with this Agreement or the Transactions or actions contemplated hereby) and, if such policies have been obtained, Parent shall, and shall cause the TiVo Surviving Corporation to maintain such policies in full force and effect after the TiVo Effective Time; provided, however, that in no event shall Parent, TiVo or the TiVo Surviving Corporation expend for such “tail” policies a premium amount greater than the product of the cost of the annual premium of TiVo’s policy in existence as of the date of this Agreement multiplied by the number of years covered by such “tail” policy. Parent shall cause each of the Rovi Surviving Corporation and if, as of the TiVo Effective Time, TiVo shall not have obtained the “tail” policies described in the previous sentence, the TiVo Surviving Corporation, as the case may be, to provide the current and former directors and officers of TiVo and Rovi with an insurance and indemnification policy (from an insurance carrier or insurance carriers with the same or better credit rating as the current insurers) that provides directors’ and officers’ liability insurance and fiduciary liability insurance for events, acts and omissions occurring at or prior to the Effective Times for an aggregate period of no less than six (6) years from the Effective Times that is not materially less favorable than each Party’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event shall Parent or the TiVo Surviving Corporation be required to expend for such policies an annual premium amount greater than 300% of TiVo’s policy in existence as of the date of this Agreement.

(e) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the applicable Party’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any Contract of the applicable Party or its respective Subsidiaries in effect as of the date of this Agreement. The obligations of Parent and TiVo under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Rovi or TiVo or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.

5.11 Control of Operations; Rights under Intellectual Property. Notwithstanding anything else in this Agreement that may be deemed to the contrary, nothing in this Agreement (a) shall, directly or indirectly, give

Rovi or TiVo or their respective Subsidiaries control over the other Party’s (or its Subsidiaries’) operations, business or decision-making before the Effective Times, and control over all such matters shall remain in the hands of Rovi and its Subsidiaries or TiVo and its Subsidiaries, consistent with the terms and conditions of this Agreement, (b) shall, is intended or shall be deemed to constitute the grant of control of the patent portfolio, or any of the rights relating to such patents, including the right to grant licenses (including options, licenses, releases and covenants not to sue) to such patents, of either Rovi or its Subsidiaries or TiVo or its Subsidiaries with respect to or under the patents of the other Party or its Subsidiaries before or after the Effective Times. For each of clauses (a) and (b) above, the term Subsidiary shall only include an entity for so long as such entity is a Subsidiary.

5.12 Employee Benefit Plans.

(a) With respect to each employee of TiVo and its Subsidiaries as of the Effective Times (each such employee, a “Covered Employee”), for a period of twelve (12) months following the Effective Times, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee (i) a base salary or wage rate (as applicable) and annual company bonus plan opportunity that are no less favorable to each Covered Employee than in effect for such Covered Employee immediately prior to the Effective Times and (ii) health and welfare benefits that are, in the aggregate, no less favorable to such Covered Employee than the health and welfare benefits provided to similarly situated employees of Rovi immediately prior to the Effective Times.

(b) Following the Effective Times, Parent shall, or shall cause Rovi and its Affiliates and any successors thereto to, assume, honor, fulfill and discharge TiVo’s and its Subsidiaries’ obligations under the agreements listed on Section 5.12(b) of the TiVo Disclosure Schedule as set forth thereon.

(c) As of the Effective Times, Parent shall waive, subject to any legal limitation, or shall use reasonable best efforts to cause its and Rovi’s and TiVo’s third party insurance providers or third party administrators to waive, all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Covered Employee under any welfare plans that such employees may be eligible to participate in after the Effective Times, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Times under any comparable employee benefit plan. In addition, while giving effect to Sections 5.12(a) and 5.12(b), as of the Effective Times, the Covered Employees shall be eligible to participate in the Rovi ESPP on the same terms and conditions as similarly situated employees of Parent, Rovi and their respective Affiliates, and Parent shall, and shall cause Rovi and TiVo to, give Covered Employees full credit for purposes of eligibility, vesting and level of benefits (including for purposes of paid-time off, severance and short-term disability benefits, but not for benefit accrual purposes under any defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or any of its Affiliates for such Covered Employees’ service with Rovi, TiVo or any of their respective Affiliates to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Effective Times and in no event shall service prior to the Effective Times be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period.

(d) No later than three (3) Business Days prior to the date that TiVo and Rovi become part of the same controlled group pursuant to Sections 414(b), (c), (m) or (o) of the Code (the “Controlled Group Date”), TiVo shall, effective as of at least one (1) day prior to the Controlled Group Date, have terminated the TiVo Inc. 401(k) Plan (the “TiVo 401(k) Plan”); provided, Rovi will cause that certain Rovi Corporation 401(k) Retirement Plan (the “Rovi 401(k) Plan”) to accept rollovers (including rollovers of loans) from and after the Effective Times from the TiVo 401(k) Plan with respect to the Covered Employees.

(e) Parent hereby acknowledges that a “change in control”, “change of control” or term of similar import within the meaning of each TiVo Benefit Plan will occur upon the TiVo Effective Time.

(f) At Rovi’s reasonable request, TiVo shall provide periodic updates with respect to the negotiation, execution, adoption, amendment or termination of any collective bargaining Contract to which TiVo is a party.

(g) No provision of this Section 5.12 shall be construed as a limitation on the right of Parent, or to cause Rovi, TiVo and their respective Affiliates to, amend or terminate any specific TiVo Benefit Plan or Rovi Benefit Plan that TiVo or Rovi would otherwise have under the terms of such TiVo Benefit Plan or Rovi Benefit Plan, or shall any provision of this Section 5.12 be construed to require the continuation of the employment of any particular Covered Employee. The provisions of this Section 5.12 are solely for the benefit of the Parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Section 5.12 of this Agreement, and nothing herein shall be construed as an amendment to any TiVo Benefit Plan or Rovi Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

5.13 Election to Parent Board; Governance. Rovi and Parent shall, prior to the TiVo Effective Time and effective as of immediately following the TiVo Effective Time, set the size of Parent’s Board of Directors to a number no less than eight (8) and no more than eleven (11), which number shall include any members of the TiVo Board of Directors appointed pursuant to this Section (the “Board Size”). Subject to the following sentence, prior to the Effective Times, Rovi and Parent shall take all action necessary to appoint to the Board of Directors of Parent, with effect immediately after the TiVo Effective Time: (i) If the Board Size is set at eight (8) or nine (9), two (2) individuals from the TiVo Board of Directors mutually agreed upon by TiVo and Rovi; or (ii) If the Board Size is set at ten (10) or eleven (11), three (3) individuals from the TiVo Board of Directors mutually agreed upon by TiVo and Rovi. If the number of individuals on the TiVo Board of Directors willing to serve on the Board of Directors of Parent immediately following the TiVo Effective Time is fewer than the number provided for above, then the number of individuals that Rovi and Parent shall be required to appoint to the Board of Directors of Parent pursuant to this Section 5.13 shall be reduced to the number of persons willing to so serve. Additionally, prior to and as of the Effective Times, Rovi and Parent shall not have taken any action or agreed to take any action to expand the Parent Board to a size greater than eleven (11).

5.14 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other Transactions (“Transaction Litigation”) is brought, or, to the Knowledge of Rovi or TiVo, threatened in writing, against a Party and/or the members of the Party’s board of directors prior to the Effective Times, such Party against which the litigation has been brought or which has knowledge of such threat shall promptly notify the other Parties of any such Transaction Litigation and shall keep the other Parties reasonably informed with respect to the status thereof. Each Principal Party shall give the other Principal Party the opportunity to participate in the defense or settlement of any Transaction Litigation, but no Party shall settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation without the prior written consent of both Principal Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

5.15 Additional Agreements. In case at any time after the Effective Times any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Mergers, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Rovi.

5.16 Stock Exchange Listing. Parent and Rovi shall use their reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers and shares of Parent Common Stock to be reserved upon exercise of options to purchase Parent Common Stock (including shares of Parent Common Stock to be issued in connection with the treatment of TiVo Stock Plans hereunder, as applicable) to be listed on NASDAQ, subject to official notice of issuance, prior to the respective Effective Times.

5.17 Section 16 Matters. Prior to the Effective Times, Rovi and TiVo shall take all such steps as may be required to cause any dispositions of Rovi Common Stock or TiVo Common Stock (including derivative securities with respect to Rovi Common Stock or TiVo Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rovi and TiVo or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.18 Tax-Free Qualification.

(a) Each of Rovi, Parent and the Merger Subs shall use its respective reasonable best efforts to, and cause each of their respective Subsidiaries to, (i) cause the Mergers, taken together, to be treated as an “exchange” described in Section 351(a) of the Code, (ii) cause the Rovi Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) to obtain the opinion of counsel referred to in Section 6.2(d). Each of Rovi, Parent and the Merger Subs shall use its respective reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective Subsidiaries to, take any action (including any action otherwise permitted by this Section 5.18) that would prevent or impede (A) the Mergers, taken together from being treated as an “exchange” described in Section 351(a) of the Code and (B) the Rovi Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) TiVo shall use its respective reasonable best efforts to, and cause each of its Subsidiaries to, (i) cause the Mergers, taken together, to be treated as an “exchange” described in Section 351(a) of the Code and (ii) to obtain the opinion of counsel referred to in Section 6.3(d). TiVo shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective Subsidiaries to, take any action (including any action otherwise permitted by this Section 5.18) that would prevent or impede the Mergers, taken together, from qualifying as an “exchange” described in Section 351(a) of the Code.

(c) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of the Parties shall report the Mergers for U.S. federal income tax purposes collectively as an “exchange” within the meaning of Section 351(a) of the Code. Parent will (and following the Closing will cause the Rovi Surviving Corporation and the TiVo Surviving Corporation, as applicable, to) file all required information with its Tax Returns and maintain all records required for Tax purposes.

5.19 Tax Representation Letters. TiVo shall use its reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Cooley LLP (“Cooley”) a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of TiVo, containing representations of TiVo, and Rovi shall use its reasonable best efforts to deliver to Skadden and Cooley a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Rovi, containing representations of Rovi, in each case as shall be reasonably necessary or appropriate to enable Cooley to render the opinion described in Section 6.2(d) of this Agreement and Skadden to render the opinion described in Section 6.3(d) of this Agreement.

5.20 TiVo Convertible Senior Notes.

(a) Promptly after the date hereof, TiVo shall provide the notice required pursuant to Section 10.01(b)(iv) of the TiVo Convertible Senior Notes Indenture. In addition, prior to the TiVo Effective Time, TiVo shall timely provide all other notices required pursuant to the TiVo Convertible Senior Notes Indenture (including Sections 10.11 and 10.12 thereof) and pursuant to the terms of the TiVo Bond Hedge Options and the TiVo Warrants, in each case in connection with the TiVo Merger. Each such notice shall be in form and substance reasonably acceptable to Rovi.

(b) Prior to the TiVo Effective Time, TiVo shall enter into a supplemental indenture to the TiVo Convertible Senior Notes Indenture as required pursuant to Section 10.12 thereof, which supplemental indenture shall be in form and substance reasonably acceptable to Rovi, and shall comply with the requirements of Section 5.01 of the TiVo Convertible Senior Notes Indenture. In addition, the Parties shall cooperate with regards to any amendments, modifications or supplements to, adjustments, calculations and determinations under, or termination of the TiVo Bond Hedge Options and the TiVo Warrants (including any documentation required to be entered into by Parent under the terms of the TiVo Warrants prior to the date of the TiVo Merger), TiVo shall promptly inform Rovi of any communications with the counterparties thereto (or any of their respective Affiliates or any other Person, in each case, to the extent such Affiliate or Person expressly represents the interests of the counterparties thereto (such counterparties, together with any such Affiliates and other Persons, the “TiVo Bond Hedge Counterparties”)) and any proposed amendments, modifications or supplements thereto, adjustments, calculations or determinations thereunder or termination thereof and TiVo shall not agree to any amendments, modifications or supplements to, or adjustments, calculations and determinations under, or termination of the TiVo Bond Hedge Options or TiVo Warrants without the prior written consent of Rovi. Further, TiVo shall at Rovi’s reasonable request (i) initiate or continue, reasonable discussions or reasonable negotiations with the TiVo Bond Hedge Counterparties, with respect to any determination, adjustment or calculation in connection with the TiVo Bond Hedge Options or the TiVo Warrants, including with respect to any cash amounts or shares of TiVo Common Stock that may be receivable, issuable, deliverable or payable by TiVo pursuant to the TiVo Bond Hedge Options or the TiVo Warrants (including upon termination thereof), and (ii) engage a consultant or other advisor reasonably acceptable to Rovi to negotiate and advise on the termination and unwind of the TiVo Bond Hedge Options and TiVo Warrants. TiVo shall promptly provide Rovi with any written notices or other documents received from any TiVo Bond Hedge Counterparty with respect to any determination, adjustment or calculation under, or in connection with any discussions or negotiations related to, the TiVo Bond Hedge Options or TiVo Warrants. Except as required under the TiVo Bond Hedge Options or TiVo Warrants, TiVo shall not make any cash payments or share deliveries with respect to the TiVo Bond Hedge Options or TiVo Warrants without Rovi’s prior written consent and shall give Rovi the option to participate (and have its counsel and advisors participate) in any such discussions and negotiations with the TiVo Bond Hedge Counterparties. TiVo shall provide Rovi and its counsel and advisors reasonable opportunity to review and comment on any written response to any written notice or other document received from any TiVo Bond Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the TiVo Bond Hedge Options or TiVo Warrants prior to making any such response, and TiVo shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Rovi or its counsel and advisors with respect thereto prior to making any such response.

(c) Prior to the Rovi Effective Time, Rovi shall timely provide all notices required pursuant to the Rovi Convertible Senior Notes Indenture (including Section 14.10 thereof) and pursuant to the terms of the Rovi Bond Hedge Options and the Rovi Warrants, in each case in connection with the Rovi Merger.

(d) Prior to or at the Rovi Effective Time, Parent and Rovi shall enter into a supplemental indenture to the Rovi Convertible Senior Notes Indenture as required pursuant to Section 14.07 thereof and shall otherwise comply with the requirements of Section 14.07 thereof.

ARTICLE VI

CONDITIONS TO THE MERGERS

6.1 Conditions to Obligations of Each Party. The obligations of Rovi, Rovi Merger Sub and Parent to consummate the Rovi Merger and of TiVo, TiVo Merger Sub and Parent to consummate the TiVo Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Rovi or Parent, as the case may be, on behalf of itself and its Subsidiaries, and TiVo):

(a) Stockholder Approval. TiVo shall have obtained the TiVo Stockholder Approval, and Rovi shall have obtained the Rovi Stockholder Approval.

(b) NASDAQ Listing. The shares of Parent Common Stock issuable to TiVo’s and Rovi’s stockholders pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) Statutes and Injunctions. No Order (disregarding for these purposes any foreign antitrust or competition Law-related Orders) shall have been promulgated, entered, enforced, enacted or issued or shall be applicable to the Mergers or other Transactions by any Governmental Entity with jurisdiction over the Parties which prohibits, restrains or makes illegal the consummation of the Mergers or other Transactions and shall continue in effect.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order, or proceedings for that purpose that have been initiated or threatened in writing by the SEC that have not been withdrawn.

(e) HSR Act. The waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated.

6.2 Conditions to Obligations of Rovi, Parent and the Merger Subs to Effect the Rovi Merger. The obligations of Rovi, Parent and Rovi Merger Sub to consummate the Rovi Merger and of Parent and TiVo Merger Sub to consummate the TiVo Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Rovi or Parent, as the case may be, on behalf of itself and such other entities):

(a) The representations and warranties of TiVo set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or TiVo Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof would not have a TiVo Material Adverse Effect; provided, that the representations and warranties of TiVo set forth in (A) Section 3.1(a), the first sentence of Section 3.1(b) and the second sentence of Section 3.1(c) (Qualification, Organization, Subsidiaries, etc.), (B) Section 3.2(a) (Capital Stock), (C) Sections 3.3(a), (b) and (d)(i) (but, with respect to TiVo’s Subsidiaries, solely with respect to TiVo’s Subsidiaries that are material to the business of TiVo and its Subsidiaries, taken as a whole) (Corporate Authority Relative to This Agreement; No Violation), (D) Section 3.9(c) (Absence of Certain Changes or Events) and (E) Section 3.18 (Finders or Brokers) shall be true and correct in all material respects (except, with respect to Section 3.2(a), to the extent that such inaccuracies would be immaterial in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Rovi, Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) TiVo shall have performed or complied with all of the obligations, agreements and covenants (other than those set forth in Section 5.7) required by this Agreement to be performed or complied with by it in all material respects and Rovi, Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date of this Agreement, there shall not have been any TiVo Material Adverse Effect and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(d) Rovi shall have received from Cooley, counsel to Rovi, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, (i) the Mergers, taken together, will be treated as an “exchange” described in Section 351(a) of the Code or (ii) the Rovi Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Rovi shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.19 of this Agreement.

(e) There shall be (i) no Proceeding pending in a United States District Court commenced by a Governmental Entity seeking an Order that would prohibit, restrain or make illegal the consummation of the Mergers or the other Transactions under the U.S. antitrust laws and (ii) no motion of a Governmental Entity pending in a United States Court of Appeals, seeking on an expedited basis, appeal, review, rehearing or reconsideration of the matters set forth in clause (i) that has been granted by such United States Court of Appeals.

6.3 Conditions to Obligations of TiVo to Effect the TiVo Merger. The obligation of TiVo to consummate the TiVo Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by TiVo):

(a) The representations and warranties of Rovi, Parent and the Merger Subs set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Rovi Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof would not have a Rovi Material Adverse Effect; provided, that the representations and warranties of Rovi set forth in (A) Section 4.1(a) and the second sentence of Section 4.1(c) (Qualification, Organization, Subsidiaries, etc.), (B) Section 4.2(a) (Capital Stock), (C) Section 4.3(a), (b) and (d)(i) (but, with respect to Rovi’s Subsidiaries, solely with respect to Rovi’s Subsidiaries that are material to the business of Rovi and its Subsidiaries, taken as a whole) (Corporate Authority Relative to This Agreement; No Violation), (D) Section 4.9(c) (Absence of Certain Changes or Events) and (E) Section 4.18 (Finders or Brokers) shall be true and correct in all material respects (except, with respect to Section 4.2(a), to the extent that such inaccuracies would be immaterial in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) Rovi, Parent and the Merger Subs shall have performed or complied with, as applicable, all of the obligations, agreements and covenants (other than those set forth in Section 5.7) required by this Agreement to be performed or complied with by each of them in all material respects and TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date of this Agreement, there shall not have been any Rovi Material Adverse Effect and TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(d) TiVo shall have received from Skadden, counsel to TiVo, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as an “exchange” described Section 351(a) of the Code. In rendering such opinion, counsel to TiVo shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.19 of this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Mergers contemplated herein may be abandoned at any time prior to the TiVo Effective Time, whether before or after the TiVo Stockholder Approval and/or the Rovi Stockholder Approval:

(a) By the mutual written consent of Rovi and TiVo.

(b) By either of TiVo or Rovi:

(i) if any Governmental Entity in the United States shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order shall have become final and non-appealable; provided, that the Principal Party seeking to terminate this Agreement pursuant to this Section shall have used its reasonable best efforts to contest, appeal and remove such Order in accordance with Section 5.9, and shall not have breached any representations, warranties, covenants or other agreements contained in this Agreement that resulted in or caused the issuance of such Order;

(ii) if the Transactions shall not have been consummated by October 14, 2016 (the “Outside Date”); provided, however, that if the conditions set forth in Section 6.1(c), Section 6.1(e) or Section 6.2(e) shall not have been satisfied or duly waived by all Parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to the Outside Date, either Rovi or TiVo may, by written notice delivered to the other Principal Party, extend the Outside Date from time to time to a date not later than three (3) months from its originally scheduled expiry (in which case any references to the Outside Date herein shall mean the Outside Date as extended); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to TiVo or Rovi if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder and such material breach or violation caused or resulted in (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VI prior to the Outside Date (as the same may be extended) or (2) the failure of the Closing to occur by the Outside Date (as the same may be extended);

(iii) if the Rovi Stockholders Meeting (following any and all adjournments and postponements) shall have finally concluded and the Rovi Stockholder Approval shall not have been obtained; provided, however, that Rovi may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if Rovi has breached in any material respect its obligations under Section 5.3(c) of this Agreement in a manner that caused or resulted in the failure of the Rovi Stockholder Approval to be obtained; or

(iv) if the TiVo Stockholders Meeting (following any and all adjournments and postponements) shall have finally concluded and the TiVo Stockholder Approval shall not have been obtained; provided, however, that TiVo may not terminate this Agreement pursuant to this Section 7.1(b)(iv) if TiVo has breached in any material respect its obligations under Section 5.3(b) of this Agreement in a manner that caused or resulted in the failure of the TiVo Stockholder Approval to be obtained.

(c) By TiVo:

(i) if (A) the Rovi Board or any committee makes, prior to the Rovi Stockholders Meeting, a Rovi Adverse Recommendation Change, (B) the Rovi Board or any committee thereof shall have failed to include the Rovi Recommendation in the Joint Proxy Statement/Prospectus distributed to its stockholders, (C) a tender offer or exchange offer is commenced and the Rovi Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer, (D) the Rovi Board or any committee thereof shall have refused to affirm publicly the Rovi Recommendation following any reasonable written request by TiVo to provide such reaffirmation (including in the event of a Takeover Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the Rovi Stockholders Meeting (provided, in the case of clause (y), that if such request is made less than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the Rovi Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Takeover Proposal or material modification of such Takeover Proposal that, in the reasonable judgment of TiVo, calls into question whether the Rovi Stockholder Approval will be obtained or (E) the Rovi Board formally resolves to take or publicly announces an intention to take any of the foregoing actions; provided, that the right to terminate this Agreement pursuant to foregoing clauses (A) through (E) which arises following the commencement or announcement of a Takeover Proposal shall expire if not exercised prior to the tenth (10th) Business Day following the date on which a right to terminate under this Section 7.1(c)(i) first arose or the Rovi Stockholder Approval shall have already been obtained;

(ii) prior to the receipt of the Rovi Stockholder Approval, if Rovi shall be in Willful Breach of its obligations pursuant to Section 5.4;

(iii) if Rovi shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) (assuming that the date of such determination is the Closing Date) and (ii) is incapable of being cured by Rovi by the Outside Date (as the same may be extended); provided, however, TiVo shall not have a right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.2; or

(iv) prior to the receipt of the TiVo Stockholder Approval, so that TiVo may enter into a definitive agreement providing for a Superior Proposal.

(d) By Rovi:

(i) if (A) the TiVo Board or any committee makes, prior to the TiVo Stockholders Meeting, a TiVo Adverse Recommendation Change, (B) the TiVo Board or any committee thereof shall have failed to include the TiVo Recommendation in the Joint Proxy Statement/Prospectus distributed to its stockholders, (C) a tender offer or exchange offer is commenced and the TiVo Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer, (D) the TiVo Board or any committee thereof shall have refused to affirm publicly the TiVo Recommendation following any reasonable written request by Rovi to provide such reaffirmation (including in the event of a Takeover Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the TiVo Stockholders Meeting (provided, in the case of clause (y), that if such request is made less than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the TiVo Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Takeover Proposal or material modification of such Takeover Proposal that, in the reasonable judgment of Rovi, calls into question whether the TiVo Stockholder Approval will be obtained or (E) the TiVo Board formally resolves to take or publicly announces an intention to take any of the foregoing actions; provided, that the right to terminate this Agreement pursuant to foregoing clauses (A) through (E) which arises following the commencement or announcement of a Takeover Proposal shall expire if not exercised prior to the tenth (10th) Business Day following the date on which a right to terminate under this Section 7.1(d)(i) first arose or the TiVo Stockholder Approval shall have already been obtained.

(ii) prior to the receipt of the TiVo Stockholder Approval, if TiVo shall be in Willful Breach of its obligations pursuant to Section 5.4; or

(iii) if TiVo shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) (assuming that the date of such determination is the Closing Date) and (ii) is incapable of being cured by TiVo by the Outside Date (as the same may be extended); provided, however, that Rovi shall not have a right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.3; or

(iv) prior to the receipt of the Rovi Stockholder Approval, so that Rovi may enter into a definitive agreement providing for a Superior Proposal.

7.2 Effect of Termination. In the event of the termination of this Agreement by either Rovi or TiVo as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Principal Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Rovi, Parent, the Merger Subs or TiVo, other than this Section 7.2, Section 7.3 and Article VIII, which provisions shall survive such termination; provided, however, that nothing in this Section 7.2 shall relieve any Party from liability for such Party’s fraud, Willful Breach of a representation or warranty or Willful Breach of any covenant or other agreement contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3, all out-of-pocket fees and expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates and SEC and HSR filing fees) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions shall be borne solely by the Party that has incurred such fees and expenses.

(b) In the event that (i) this Agreement is terminated and, at the time of such termination of this Agreement, could have been (or was) terminated by TiVo pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii); and (ii) a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”) for Rovi (whether or not modified after it was first made) is publicly disclosed, announced or otherwise made public for the first time (in each case, other than by TiVo) (1) (in the case of Section 7.1(b)(ii)) twenty (20) days prior to the date of termination and on or after the date hereof, where the vote seeking the Rovi Stockholder Approval at the Rovi Stockholders Meeting had not been taken prior to the second (2nd) Business Day prior to the Outside Date (after giving effect to any and all extensions under Section 7.1(b)(ii)), provided, that such Takeover Proposal was not withdrawn prior to the termination of this Agreement; or (2) (in the case of Section 7.1(b)(iii)) ten (10) Business Days prior to the date of the Rovi Stockholders Meeting and on or after the date hereof (provided, that such Takeover Proposal was not withdrawn prior to the final conclusion of the Rovi Stockholders Meeting), then Rovi shall pay to TiVo, on the date of termination, $9,150,000 payable by wire transfer of same day funds, on the date of such termination. If within one (1) year following such a termination by Rovi pursuant to the preceding sentence Rovi enters into a definitive agreement providing for, or otherwise consummates, a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”), then Rovi shall pay to TiVo the Termination Fee (less any amount previously paid by Rovi pursuant to this Section 7.3(b)), by wire transfer of same day funds, upon the earlier of the public announcement of Rovi’s entry into any such agreement or the consummation of any such transaction. In the event such a Takeover Proposal (substituting 50% for 20% in the definition of “Takeover Proposal”) is consummated prior to the termination of this Agreement, then Rovi shall promptly pay to TiVo the Termination Fee.

(c) In the event that (i) this Agreement is terminated and, at the time of such termination of this Agreement, could have been (or was) terminated by Rovi pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iv); and (ii) a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”) for TiVo (whether or not modified after it was first made) is publicly disclosed, announced or otherwise made public for the first time (in each case, other than by Rovi) (1) (in the case of Section 7.1(b)(ii)) twenty (20) days prior to the date of termination and on or after the date hereof, where the vote seeking the TiVo Stockholder Approval at the TiVo Stockholders Meeting had not been taken prior to the second (2nd) Business Day prior to the Outside Date (after giving effect to any and all extensions under Section 7.1(b)(ii)), provided, that such Takeover Proposal was not withdrawn prior to the termination of this Agreement; or (2) (in the case of Section 7.1(b)(iv)) ten (10) Business Days prior to the date of the TiVo Stockholders Meeting and on or after the date hereof (provided, that such Takeover Proposal was not withdrawn prior to the final conclusion of the TiVo Stockholders Meeting), then TiVo shall pay to Rovi on the date of termination, $9,150,000 payable by wire transfer of same day funds, on the date of such termination. If within one (1) year following such a termination by TiVo pursuant to the preceding sentence TiVo enters into a definitive agreement providing for, or otherwise consummates, a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”), then TiVo shall pay to Rovi the Termination Fee (less any amount previously paid by TiVo pursuant to this Section 7.3(c)), by wire transfer of same day funds, upon the earlier of the public announcement of TiVo’s entry into any such agreement or the consummation of any such transaction. In the event such a Takeover Proposal (substituting 50% for 20% in the definition of “Takeover Proposal”) is consummated prior to the termination of this Agreement, then TiVo shall promptly pay to Rovi the Termination Fee.

(d) In the event this Agreement (A) is, or, at the time of a termination of this Agreement pursuant to Section 7.1(b)(iii), could have been, terminated by TiVo pursuant to Section 7.1(c)(i) or (B) is, or, at the time of a termination of this Agreement pursuant to Section 7.1(b)(iv), could have been, terminated by Rovi pursuant to Section 7.1(d)(i), then the Party who terminated (or could have terminated, as applicable) pursuant to Sections 7.1(c)(i) or 7.1(d)(i) shall be paid by the other Principal Party, no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds.

(e) In the event this Agreement (i) in the case of TiVo, is, or could have been, terminated by TiVo pursuant to Section 7.1(c)(ii) on the date of termination, Rovi shall pay TiVo no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds or (ii) in the case of Rovi, is, or could have been, terminated by Rovi pursuant to Section 7.1(d)(ii) on the date of termination, then TiVo shall pay Rovi no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds.

(f) In the event this Agreement is terminated by TiVo pursuant to Section 7.1(c)(iv) or Rovi pursuant to Section 7.1(d)(iv), then the terminating Party shall pay the other Principal Party, on the date of termination, the Termination Fee payable by wire transfer of same day funds.

(g) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. The payments contemplated hereby shall be paid pursuant to this Section 7.3 regardless of any alleged breach by the payee of its obligations hereunder, provided, that no payment made by either Principal Party pursuant to this Section 7.3 shall operate or be construed as a waiver by such Principal Party of any breach of this Agreement by the other Principal Party or of any rights of such Principal Party in respect thereof. The Termination Fee, if paid, shall not be credited against any damages recovered by the payee arising from a breach of this Agreement by the payor. Notwithstanding anything to the contrary in this Agreement, in no event (i) shall the full amount of the Termination Fee be paid more than once by each Principal Party or (ii) shall anyone be paid an aggregate amount pursuant to Sections 7.3(a)-(f) in excess of the full amount of the Termination Fee. Any payments of the Termination Fee shall be made by wire transfer of immediately available funds, reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes, to the bank account of the Principal Party entitled to such payment listed in Schedule 7.3(g), as the same may be modified by the respective payee Principal Party by notice to the other Principal Party from time to time.

(h) Each Party agrees that, notwithstanding anything in this Agreement to the contrary other than the provisions of Sections 7.2 and 8.6(b)(ii), (A) (x) in the event that the Termination Fee is paid to a Principal Party in accordance with this Section 7.3, the payment of such Termination Fee shall be the sole and exclusive remedy of such Principal Party, its Subsidiaries, stockholders, Affiliates and Representatives against the other Principal Party or any of its stockholders, Affiliates and Representatives for, and (y) in no event will the Principal Party being paid such Termination Fee or any of its stockholders, Affiliates and Representatives seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement; and (B) upon payment of the Termination Fee in accordance with this Section 7.3, no Principal Party paying such Termination Fee nor any Affiliates or Representatives of such Principal Party shall have any further liability or obligation to the other Principal Party relating to or arising out of this Agreement or the Transactions.

7.4 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.1 or an amendment or waiver of this Agreement pursuant to Sections 8.1 or 8.2 shall, in order to be effective, require, in the case of TiVo, Rovi, Parent and the Merger Subs, action by their respective Boards of Directors or a duly authorized committee thereof, followed by written notice to the non-terminating Principal Party of the particular Section of this Agreement pursuant to which this Agreement is terminated. Termination of this Agreement prior to the Effective Times shall not require the approval of the stockholders or either TiVo or Rovi.

ARTICLE VIII

MISCELLANEOUS

8.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of TiVo or Rovi contemplated hereby, by written agreement of the Parties at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement of this Agreement shall be made following the adoption of this Agreement by the Rovi or TiVo stockholders unless, to the extent required, approved by the stockholders.

8.2 Extension; Waiver. At any time prior to the Effective Times, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Rovi or TiVo. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

8.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Times.

8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimile transmission (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Rovi, Parent or the Merger Subs, to:

Rovi Corporation

Two Circle Star Way

San Carlos, CA 94070

Attention: General Counsel

Telephone No: (408) 562-8400

Facsimile: (408) 567-1807

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attention: Jon Gavenman

Steven J. Tonsfeldt

Craig Menden

Telephone No.: (650) 843-5000

Facsimile: (650) 849-7400

if to TiVo, to:

TiVo Inc.

2160 Gold Street

San Jose, CA 95002

Attention: General Counsel

Telephone No: (408) 519-9333

Facsimile: (408) 934-1361

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention:   Thomas J. Ivey

    Leif B. King

Telephone No.: (650) 470-4500

Facsimile: (650) 470-4570

8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

8.6 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith: (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), and (b) except for (i) as provided in Section 5.10 and (ii) the right of each Party to pursue damages, subject to the provisions and limitations in Section 7.2, and specific performance, on behalf of its stockholders, as applicable, in the event of another Party’s Willful Breach of this Agreement or fraud (which right is hereby acknowledged and agreed, and may be freely exercised notwithstanding Section 7.3(h)), are not intended to confer upon any Person other than the Parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the TiVo Effective Time the provisions of Article II are enforceable by stockholders of TiVo to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article II. Section 5.10 is intended for the benefit of, and shall be enforceable by, the Indemnitees. The letter agreement dated March 25, 2016, and all obligations thereunder are terminated concurrently with the execution of this Agreement.

8.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

8.8 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the Mergers were not consummated and the affected Party’s stockholders did not receive the Rovi Merger Consideration or TiVo Merger Consideration, as applicable, payable to them in accordance with the terms but subject to the conditions of this Agreement), and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the obligation of Rovi, Parent and the Merger Subs to consummate the Mergers, the obligation of TiVo to consummate the TiVo Merger and the obligation of Rovi, Parent and Merger Subs to pay, and the affected Party’s stockholders’ right to receive, the Rovi Merger Consideration or TiVo Merger Consideration, as applicable, payable to them pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement) in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that each of the Merger Subs may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Rovi; provided, that, no such assignment shall be permitted hereunder if such assignment would reasonably be expected to (i) materially prevent or delay the consummation of the Transactions or (ii) result in any of the conditions to the Mergers set forth in Article VI not being satisfied. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

8.10 Headings; Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. “Include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Rovi Disclosure Schedule and the TiVo Disclosure Schedule. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “made available,” “delivered” or “provided” or terms of similar import, when used in the representations (including any attendant definitions) shall mean, in the case of Rovi, made available to Rovi and its Representatives prior to the date of this Agreement in the RR Donnelley Venue DataSite under the title “Safari”, made available to Representatives of Rovi via box.com and set forth on a schedule delivered to Representatives of Rovi that lists what was made available and who was given access or delivered to Rovi and, in the case of TiVo, made available to TiVo and its Representatives prior to the date of this Agreement in the CapLinked Virtual Data Room under the title “Project Rovi” or delivered to TiVo or its Representatives or made available at the offices of Rovi or its Representatives and set forth on a schedule delivered to Representatives of TiVo that lists what was made available and who was given access. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the TiVo Disclosure Schedule and the Rovi Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein; provided, however, that the fact that any item of information is disclosed in either the TiVo Disclosure Schedule or the Rovi Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

8.11 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

8.12 Enforcement; Exclusive Jurisdiction. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State of Delaware and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.

8.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.14 Joint Obligations. Any covenant, agreement or obligation of Rovi hereunder shall be deemed to be and shall constitute a covenant, agreement and obligation of and by Parent to cause Rovi and the Merger Subs to perform and discharge such covenant, agreement or obligation. Any covenant, agreement or obligation of Parent or the Merger Subs hereunder shall be deemed to be and shall constitute a covenant, agreement and obligation of and by Rovi to cause Parent and the Merger Subs to perform and discharge such covenant, agreement or obligation. Rovi and Parent shall be jointly and severally liable for the failure by either of them, or either of the Merger Subs, to perform and discharge any of their respective covenants, agreements or obligations hereunder. Any covenant, agreement or obligation of a Subsidiary of Rovi or TiVo hereunder shall constitute a covenant, agreement or obligation of Rovi or TiVo, as appropriate, to cause such Subsidiary to take action. The action, or failure to act, of Parent and each Merger Sub in accordance with the terms of this Agreement and any breach by Parent and the Merger Subs of their agreements, representations and warranties in this Agreement shall in each case be deemed to, for the purpose of interpretation of this Agreement, constitute the action, failure to act and breach, as applicable, of Rovi.

8.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the Party, without deduction from any amount payable to stockholders of Rovi or TiVo, upon which such Taxes and fees are imposed; provided that any transfer Taxes with respect to interests in real property owned, directly or indirectly, by Rovi or TiVo or any of their respective Subsidiaries shall be borne by Parent and expressly shall not be a liability of the stockholders of Rovi or TiVo, as the case may be. Parent, Rovi and TiVo shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any such Taxes and fees that are required or permitted to be filed on or before the Effective Times.

8.16 Definitions.

(a) As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Schedules, and other documents delivered in connection herewith, shall have the meanings specified in this Section 8.16 or on the corresponding page number of the Index of Defined Terms:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person (“control” has the meaning specified in Rule 405 under the Securities Act).

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or commercial banks in the County of New York are authorized or required by Law to be closed.

“Confidentiality Agreement” means the confidentiality agreement dated March 20, 2015, between Rovi and TiVo, and as the same may be further amended, supplemented or otherwise modified by the parties.

“Covered Consultant” means an individual who is an employee of TiVo as of the date of this Agreement and who remains an active consultant of TiVo, other than as a non-employee member of the TiVo Board, as of the TiVo Effective Time.

“GAAP” means generally accepted accounting principles in the United States.

“Intervening Event” means any material event, condition, fact, occurrence, change or development that occurs, arises or becomes known to the Rovi Board, in the case of Rovi, or the TiVo Board, in the case of TiVo, after the date of this Agreement and prior to the Rovi Stockholder Approval or TiVo Stockholder Approval, as applicable, to the extent that such change, event, occurrence of development was unknown to the Rovi Board, in the case of Rovi, or the TiVo Board, in the case of TiVo, and was not reasonably foreseeable, in each case, as of the date of this Agreement; provided, that the receipt by Rovi or the Rovi Board, in the case of Rovi, or TiVo or the TiVo Board, in the case of TiVo, the existence or the terms of a Takeover Proposal or a Superior Proposal shall not, in any event, be deemed to constitute an Intervening Event.

“Joint Proxy Statement/Prospectus” means a proxy statement relating to the adoption and approval of this Agreement by TiVo’s stockholders and by Rovi’s stockholders at the TiVo Stockholders Meeting and Rovi Stockholders Meeting, respectively, to be filed with the SEC, as such document may be amended or supplemented from time to time.

“Knowledge” and “known” means the actual knowledge, including such knowledge as would have resulted from reasonable inquiry, of the executive officers of TiVo or Rovi, as the case may be, and in the case of TiVo shall also include the individual set forth on Schedule 8.16(a)(i).

“Lien” means all liens, pledges, charges, claims, mortgages, deeds of trust, security interests, restrictions on transfer, easements, encroachments, preemptive rights, rights of first refusal or other encumbrances.

“Material Adverse Effect” means, with respect to TiVo, on the one hand, or Rovi, on the other hand, any event, change, effect, development, state of facts, condition, circumstances or occurrence (including any development arising after the date of this Agreement in any Proceeding) that, individually or in the aggregate, has or would be reasonably expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of such Party and its Subsidiaries, taken as a whole, except to the extent such material adverse effect results from (A) any changes in general United States or global economic conditions, except in the event that such changes in conditions have greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate, (B) any changes in conditions generally affecting any of the industries in which such Party and its Subsidiaries operate, except in the event that such changes in conditions have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in such industries, (C) any decline in the market price or trading volume of the common stock of such Party (it being understood that the facts or occurrences giving rise to or contributing to such decline may be taken into account in determining whether there has been or would be a Material Adverse Effect), (D) any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except in the event that such conditions have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate, (E) any failure, in and of itself, by such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or would be a Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or any of the other Transactions, (G) any change in applicable Law, regulation or GAAP (or authoritative interpretations thereof), (H) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except in the event that such conditions or events have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate or (I) any action required to be taken pursuant to the express terms of this Agreement or taken at the request of the other Principal Party.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been taken, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date hereof, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, and (vii) any purchase money security interests, equipment leases or similar financing arrangements.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Rovi Bond Hedge Options” means, collectively, the outstanding bond hedge transaction call options to purchase shares of Rovi Common Stock pursuant to the (i) Confirmation re: Base Call Option Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 26, 2015, (ii) Confirmation re: Additional Call Option Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 27, 2015, (iii) Confirmation re: Base Call Option Transaction, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 26, 2015, (iv) Confirmation re: Additional Call Option Transaction, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 27, 2015, (v) Confirmation re: Base Call Option Transaction, between Morgan Stanley & Co. International plc and Rovi, dated February 26, 2015, and (vi) Confirmation re: Additional Call Option Transaction, between Morgan Stanley & Co. International plc and Rovi, dated February 27, 2015.

“Rovi Convertible Senior Notes” means Rovi’s 0.500% Convertible Senior Notes due 2020 issued under the Rovi Convertible Senior Notes Indenture.

“Rovi Convertible Senior Notes Indenture” means that certain Indenture, dated as of March 4, 2015, by and between Rovi and U.S. Bank National Association as trustee, as amended or supplemented to the date of this Agreement.

“Rovi Material Adverse Effect” means a Material Adverse Effect on Rovi and its Subsidiaries, taken as a whole.

“Rovi Warrants” means, collectively, the warrants issued by Rovi pursuant to the (i) Confirmation re: Base Warrants, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 26, 2015, (ii) Confirmation re: Additional Warrants, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 27, 2015, (iii) Confirmation re: Base Warrants, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 26, 2015, (iv) Confirmation re: Additional Warrants, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 27, 2015, (v) Confirmation re: Base Warrants, between Morgan Stanley & Co. International plc and Rovi, dated February 26, 2015, and (vi) Confirmation re: Additional Warrants, between Morgan Stanley & Co. International plc and Rovi, dated February 27, 2015.

“Subsidiary” when used with respect to any Party means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Party’s financial statements under generally accepted accounting principles as adopted (whether or not yet effective) in the United States. For all purposes of this Agreement, Parent shall be deemed a Subsidiary of Rovi.

“Termination Fee” means an amount equal to $36,600,000.

“TiVo Bond Hedge Options” means the outstanding bond hedge transaction call options to purchase shares of TiVo Capital Stock pursuant to the (i) Confirmation re: Base Bond Hedge Transaction and Side Letter,

each between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 16, 2014, (ii) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 17, 2014, (iii) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 16, 2014, (iv) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 17, 2014, (v) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 16, 2014, (vi) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 17, 2014, (vii) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 16, 2014, and (viii) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 17, 2014.

“TiVo Convertible Senior Notes” means TiVo’s 2% Convertible Senior Notes due 2021 issued under the TiVo Convertible Senior Notes Indenture.

“TiVo Convertible Senior Notes Indenture” means the Indenture, dated as of September 22, 2014, between TiVo and Wells Fargo Bank, National Association, as trustee, as amended or supplemented to the date of this Agreement.

“TiVo Designated Contracts” means the Contracts with the parties on Schedule 8.16(a)(i).

“TiVo Material Adverse Effect” means a Material Adverse Effect on TiVo and its Subsidiaries, taken as a whole.

“TiVo Warrants” means, collectively, the warrants issued by TiVo pursuant to the (i) Confirmation re: Base Warrant Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 16, 2014, (ii) Confirmation re: Additional Warrant Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc. and TiVo Inc., dated September 17, 2014, (iii) Confirmation re: Base Warrant Transaction, between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 16, 2014, (iv) Confirmation re: Additional Warrant Transaction, between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 17, 2014, (v) Confirmation re: Base Warrant Transaction, between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 16, 2014, (vi) Confirmation re: Additional Warrant Transaction, between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 17, 2014, (vii) Confirmation re: Base Warrant Transaction, between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 16, 2014 and (viii) Confirmation re: Additional Warrant Transaction, between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 17, 2014.

“Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the Knowledge of the breaching Party on the date of this Agreement that such representation or warranty was in breach, (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement, and (iii) the failure by any Party to consummate the Transactions after all of the conditions set forth in Article VI have been satisfied or waived (by the Party entitled to waive any such applicable conditions).

In Witness Whereof, Rovi, Parent, TiVo, Rovi Merger Sub and TiVo Merger Sub have duly executed this Agreement, all as of the date first written above.

ROVI CORPORATION

By:	/s/ Thomas Carson

Name:	Thomas Carson

Title:	President and Chief Executive Officer

TIVO INC.

By:	/s/ Naveen Chopra

Name:	Naveen Chopra

Title:	Interim CEO

TITAN TECHNOLOGIES CORPORATION

By:	/s/ Thomas Carson

Name:	Thomas Carson

Title:	President and Chief Executive Officer

NOVA ACQUISITION SUB, INC.

By:	/s/ Sandy Kalina

Name:	Sandy Kalina

Title:	President and Chief Executive Officer

TITAN ACQUISITION SUB, INC.

By:	/s/ Sandy Kalina

Name:	Sandy Kalina

Title:	President and Chief Executive Officer

ANNEX B

OPINION OF EVERCORE GROUP L.L.C.

April 28, 2016

The Board of Directors

Rovi Corporation

Two Circle Star Way

San Carlos, CA 94070

Members of the Board of Directors:

We understand that Rovi Corporation, a Delaware corporation (“Rovi”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with TiVo Inc., a Delaware corporation (“TiVo”), Titan Technologies Corporation, a Delaware corporation and a wholly owned subsidiary of Rovi (“Parent”), Nova Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Rovi Merger Sub”) and TiVo Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“TiVo Merger Sub”), pursuant to which (i) Rovi Merger Sub will merge with and into Rovi, with Rovi as the surviving entity, as a result of which Rovi will become a wholly owned subsidiary of Parent (the “Rovi Merger”) and (ii) immediately following consummation of the Rovi Merger, TiVo Merger Sub will merge with and into TiVo, with TiVo as the surviving entity, as a result of which TiVo will become a wholly owned subsidiary of Parent (the “TiVo Merger” and the Rovi Merger, the “Mergers” and together with the other transactions contemplated by the Merger Agreement, the “Transaction”). As a result of the Mergers, among other things, (i) each share of common stock, par value $0.001 per share, of Rovi (the “Rovi Common Stock”) then issued and outstanding (other than shares that are held by Rovi as treasury stock or that are owned by Rovi, Rovi Merger Sub or any other wholly owned subsidiary of Rovi) will be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of Parent (the “Rovi Exchange Ratio”) and (ii) each share of common stock, par value $0.001 per share, of TiVo (the “TiVo Common Stock”) then issued and outstanding (other than shares that are held by TiVo as treasury stock or that are owned by TiVo, TiVo Merger Sub or any wholly owned Subsidiary of TiVo, and other than dissenting shares) will be converted into the TiVo Merger Consideration (as defined in the Merger Agreement). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of Rovi has asked us whether, in our opinion, as of the date hereof, the Rovi Exchange Ratio (after giving effect to the completion of the Transaction) is fair, from a financial point of view, to holders of Rovi Common Stock.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Rovi and TiVo that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Rovi and TiVo prepared and furnished to us by management of Rovi and TiVo;

(iii) reviewed certain non-public projected financial data relating to Rovi and TiVo, as well as certain non-public historical and projected operating data, in each case prepared and furnished to us by management of Rovi and TiVo, as well as projected financial and operating data relating to Rovi and TiVo under alternative business assumptions, as prepared by the management of Rovi;

(iv) reviewed certain non-public projected financial statements and other non-public financial and operating data relating to Rovi and TiVo, including cost savings and operating synergies estimated to result from the Transaction (collectively, the “Synergies”) and the amounts, as well as the timing and cost of realization, of such Synergies, in each case prepared and furnished to us by management of Rovi and TiVo;

(v) discussed the past and current operations, financial projections and current financial condition of Rovi and TiVo with management of Rovi and TiVo (including their views on the risks and uncertainties of achieving such projections);

(vi) reviewed the reported prices and the historical trading activity of Rovi Common Stock and TiVo Common Stock;

(vii) compared the financial performance of Rovi and TiVo and their stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii) compared the financial performance of Rovi and TiVo and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix) reviewed the potential pro forma financial impact of the Transaction on the future financial performance of the combined company, based on the projected financial data relating to each of Rovi and TiVo referred to above, including the projected operating synergies and other strategic benefits, including the amounts and timing of realization thereof, anticipated by management of Rovi to be realized from the Transaction;

(x) reviewed a draft of the Merger Agreement dated April 28, 2016 and

(xi) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to Rovi and TiVo referred to above (including the Synergies), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Rovi and TiVo as to the future financial performance of TiVo and as to the Synergies, including the amounts and timing of the realization of such Synergies. We express no view as to any projected financial data relating to TiVo or the Synergies or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Rovi, TiVo or the consummation of the Transaction or materially reduce the benefits to the holders of shares of Rovi Common Stock of the Transaction. We have also assumed that the executed Merger Agreement will not differ in any material respect from the draft Merger Agreement dated April 28, 2016 reviewed by us.

We have not made nor assumed any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of TiVo or Rovi, nor have we been furnished with any such inspection, valuation or appraisal, nor have we evaluated the solvency or fair value of TiVo or Rovi under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of shares of Rovi Common Stock, from a financial point of view, of the Rovi Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of TiVo or Rovi, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TiVo or Rovi, or any class of such persons, whether relative to the Rovi Exchange Ratio or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Rovi, nor does it address the underlying business decision of Rovi to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of Rovi or to any other persons in respect of the Transaction, including as to how any holder of shares of Rovi Common Stock should vote or act in respect of the Rovi Merger. We express no opinion herein as to the price at which shares of Rovi Common Stock, TiVo Common Stock or the common stock of Parent will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Rovi and its advisors with respect to legal, regulatory, accounting and tax matters.

We will be entitled to receive a success fee if the Transaction is consummated. We will also receive a milestone fee upon the earlier of the rendering of this opinion or the announcement by the Rovi of the Transaction, creditable against any success fee ultimately payable. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Rovi and had received fees for the rendering of these services including the reimbursement of expenses. During the two-year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and TiVo pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to TiVo in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Rovi, TiVo, and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is for the information and benefit of, the Board of Directors of Rovi in connection with its evaluation of the proposed Transaction. Except to the extent permitted pursuant to the express terms of our engagement letter dated February 10, 2016, this opinion may not be disclosed, quoted, referred or communicated (in whole or in part) to or by any third party for any purpose whatsoever except with our prior written approval. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Rovi Exchange Ratio (after giving effect to the completion of the Transaction) is fair, from a financial point of view, to holders of Rovi Common Stock.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Naveen Nataraj
Naveen Nataraj
Senior Managing Director

ANNEX C

OPINION OF LIONTREE ADVISORS LLC

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

April 28, 2016

The Board of Directors

TiVo Inc.

2160 Gold Street

San Jose, California 95002

Dear Members of the Board:

We understand that TiVo Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, to be dated as of April 28, 2016 (the “Agreement”) among the Company, Rovi Corporation (“Rhino”), Titan Technologies Corporation, a wholly owned subsidiary of Rhino (“Parent”), Nova Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Rhino Merger Sub”), and Titan Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Titan Merger Sub”), pursuant to which, among other things:

(a)	Rhino Merger Sub shall be merged with and into Rhino, with Rhino as the surviving entity and the Rhino Surviving Corporation (as defined in the Agreement) becoming a wholly owned subsidiary of Parent (the “Rhino Merger”);

(b)	immediately following the consummation of the Rhino Merger, Titan Merger Sub will merge with and into the Company, with the Company as the surviving entity and Titan Surviving Corporation (as defined in the Agreement) becoming a wholly owned subsidiary of Parent (the “Titan Merger”); and

(c)	pursuant to the Titan Merger, each share of common stock, $0.001 par value per share, of the Company (other than any treasury stock, any stock owned by the Company, Titan Merger Sub, or any wholly owned Subsidiary of the Company, and any stock properly subject to demand for appraisal) (“Company Common Stock”) shall be converted into the right to receive (subject to certain adjustments and limitations set forth in the Agreement):

i.	the amount of $2.75 (or, in certain circumstances as provided in the Agreement, up to $3.90) in cash per share (“Per Share Cash Amount”); and

ii.	that number of shares common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) equal to (a) 0.3180 if the Average Rhino Stock Price (as defined in the Agreement) is greater than $25.00; (b) the quotient of $7.95 divided by the Average Rhino Stock Price if the Average Rhino Stock Price is greater than or equal to $16.00 but less than or equal to $25.00; provided, however that, if the Average Rhino Stock Price is less than $18.71 but greater than or equal to $16.00, then Rhino shall elect to set the Exchange Ratio (as defined in the Agreement) as any fraction, in its sole discretion, between (x) 0.4250 and (y) the fraction obtained by dividing $7.95 by the applicable Average Rhino Stock Price, up to a maximum of 0.4969; or (c) if the Average Rhino Stock Price is less than $16.00, either (x) 0.4969 or (y) the Exchange Ratio that Rhino would have elected under subsection (b) above had such provision been applicable (the amount of such Parent Common Stock to be issued and the Per Share Cash Amount to be paid, the “Consideration”).

The transactions contemplated by the Agreement (the “Transaction”) and the terms and conditions thereof are more fully set forth in the Agreement. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement.

The Board of Directors

TiVo Inc.

April 28, 2016

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Rhino and its affiliates (collectively, the “Excluded Parties”)) of the Consideration to be received by such stockholders pursuant to the Agreement (without giving effect to any impact of the Transaction on any particular stockholder of the Company other than in its capacity as a holder of Company Common Stock).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated April 28, 2016, of the Agreement;

(ii)	reviewed certain publicly available business and financial information relating to the Company and Rhino;

(iii)	reviewed certain historical financial information and other data relating to the Company and Rhino that were provided to us by the management of the Company and Rhino, respectively, approved for our use by the Company, and not publicly available;

(iv)	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available, including financial forecasts and estimates for the fiscal years ending January 31, 2017, through January 31, 2021, prepared by the management of the Company;

(v)	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of Rhino that were provided to us by the management of Rhino as well as the Company, approved for our use by the Company, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2016, through December 31, 2019, prepared by the management of Rhino as well as the Company;

(vi)	reviewed certain estimates of cost savings, costs to achieve cost savings and synergies, and severance costs (collectively, the “Transaction Effects”), in each case, for the fiscal years ending December 31, 2016, through December 31, 2019, prepared by the management of the Company in consultation with Rhino and approved for our use by the Company;

(vii)	conducted discussions with members of the senior management of the Company concerning the business, operations, historical financial results, and financial prospects of the Company and Rhino, the Transaction Effects, and the Transaction;

(viii)	reviewed current and historical market prices of Company Common Stock and Rhino Common Stock;

(ix)	reviewed and compared data regarding the premiums paid in certain other transactions;

(x)	reviewed certain financial and stock market data of the Company and Rhino and compared that data with similar data for certain other companies;

(xi)	reviewed certain pro forma effects relating to the Transaction prepared by management of the Company and approved for our use by the Company; and

(xii)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or

The Board of Directors

TiVo Inc.

April 28, 2016

appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Rhino, Parent, or any of their respective subsidiaries nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects, and pro forma effects referred to above, we have assumed, with your consent and based on advice of management of the Company, that they have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Rhino (including the Transaction Effects and pro forma effects) and will be achieved at the times and in the amounts projected. We express no opinion with respect to such forecasts or estimates (including any Transaction Effects or pro forma effects). We also have assumed, with your consent, that the Transaction will have the tax consequences contemplated by the Agreement, including that the Transaction will not result in an ownership change (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) with respect to Rhino. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, the Company’s underlying business decision to engage in the Transaction, or whether the consideration to be received by the stockholders of the Company pursuant to the Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Company Common Stock (other than the Excluded Parties) of the Consideration to be received by such stockholders pursuant to the Agreement. We have not been asked to, nor do we, offer any opinion as to the terms (other than the Consideration to the extent expressly specified herein) of the Agreement or any related documents or the form of the Transaction or any related transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company, Rhino, Parent, or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, Rhino, Parent, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise, contained in any agreement related to the Transaction or under applicable law), any allocation of the Consideration (or any portion thereof), or the fair market value of the Company, Rhino, Parent, Company Common Stock, Rhino Common Stock, or Parent Common Stock. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, any Excluded Parties, or any class of such persons, whether relative to the Consideration or otherwise. This letter should not be construed as creating any fiduciary duty on the part of LionTree Advisors LLC (or any of its affiliates) to any party. We express no opinion as to what the value of Parent Common Stock will be when issued pursuant to the Transaction or the prices at which Parent Common Stock, Rhino Common Stock, or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreement, and the related Transaction documents, are true and correct, (iii) the parties to the Agreement, and the related Transaction documents, will comply with and perform all covenants and agreements required to be

The Board of Directors

TiVo Inc.

April 28, 2016

complied with or performed by such parties under the Agreement and the related Transaction documents, and (iv) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Transaction will be obtained without any adverse effect on the Company, Rhino, Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. Further, we have assumed that the Company’s outstanding convertible notes will be redeemed for cash in accordance with their terms and without converting into Company Common Stock, and the related hedges will be unwound without costs that in any way would be meaningful to our analysis.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any other matter.

We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee for our services, a portion of which is payable in connection with this opinion and the principal portion of which is contingent upon the successful completion of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company and its affiliates unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having acted as financial advisor to the Company in connection with certain potential merger and acquisition matters. We and our affiliates may also seek to provide such services to the Company, Parent, Rhino and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and Rhino and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree Advisors LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Parties) pursuant to the Agreement is fair, from a financial point of view, to such stockholders.

Very truly yours,

/s/ LionTree Advisors LLC

LIONTREE ADVISORS LLC

ANNEX D

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NEW PARENT

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEW PARENT

ARTICLE I

The name of this Corporation is New Parent (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

4.1 Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Preferred Stock” and “Common Stock”. The total number of shares which the Corporation is authorized to issue is two hundred fifty five million (255,000,000) shares. Two hundred fifty million (250,000,000) shall be shares of Common Stock, each having a par value of One-Tenth of a Cent ($0.001) per share (the “Common Stock”). Five million (5,000,000) shall be shares of Preferred Stock, each having a par value of One-Tenth of a Cent ($0.001) per share (the “Preferred Stock”).

4.2 Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

5.1 Exculpation. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2 Indemnification. To the extent permitted by applicable law, this Corporation is also authorized to provide (and advancement of expenses to) such agents (and any other persons to which Delaware law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other person, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

5.3 Effect of Repeal or Modification. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to the time of such repeal or modification.

ARTICLE VI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VII

The Board of Directors may from time to time make, amend, supplement or repeal the Bylaws; provided, however, that the stockholders may change or repeal any Bylaw adopted by the Board of Directors.

ARTICLE VIII

No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation; (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of Delaware, the Corporation’s Certificate of Incorporation or the Bylaws of the Corporation; or (D) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE IX.

ARTICLE X

10.1 Definitions. As used in this ARTICLE X, the following capitalized terms have the following meanings when used herein with initial capital letters:

“5-percent Transaction” means any Prohibited Transfer that is effectuated without a direct transfer of Securities.

“5-percent Stockholder” means a Person or group of Persons that is a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation § 1.382-2T(g), provided that soley for purposes of Section 10.2(b) such term shall mean a Person or group of Persons having a Percentage Stock Ownership of 4.91%.

“Agent” has the meaning set forth in Section 10.5.

“Board of Directors” or “Board” means the board of directors of the Corporation.

“Common Stock” means any interest in Common Stock, par value $0.001 per share, of the Corporation that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations and other guidance issued thereunder.

“Corporation Security” or “Corporation Securities” means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-4(d) (but, for the avoidance of doubt, without regard for whether such options are treated as exercised under such Treasury Regulation) to purchase Securities of the Corporation, and (iv) any Stock.

“Effective Date” means                     , 2016.

“Excess Securities” has the meaning given such term in Section 10.4.

“Expiration Date” means the earlier of (i) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this ARTICLE X is no longer necessary for the preservation of Tax Benefits, (ii) the beginning of a taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward or (iii) such date as the Board of Directors shall fix in accordance with Section 10.12 of this ARTICLE X.

“Open Market Transaction” means a disposition of Common Stock over a public stock exchange as that term is used in the Treasury Regulations promulgated under Section 382.

“Percentage Stock Ownership” means the percentage Stock Ownership interest of any Person or group (as the context may require) in the Corporation or, prior to the Effective Date of this ARTICLE X, in Rovi Corporation, for purposes of Section 382 of the Code.

“Person” means any individual, firm, corporation or other legal entity, and includes any successor (by merger or otherwise) of such entity; provided, however, that a Person shall not mean a Public Group.

“Prohibited Distributions” means any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee.

“Prohibited Transfer” means any Transfer or purported Transfer to the extent that such Transfer is prohibited and/or void under this ARTICLE X. For the avoidance of doubt, the term Prohibited Transfer includes a 5-percent Transaction (i.e., a Prohibited Transaction effectuated with a direct transfer of Securities).

“Public Group” has the meaning set forth in Treasury Regulation § 1.382-2T(f)(13).

“Purported Transferee” has the meaning set forth in Section 10.4.

“Securities” and “Security” each has the meaning set forth in Section 10.7.

“Stock” means any interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

“Stock Ownership” means any direct or indirect ownership of Stock, including any ownership by virtue of application of constructive ownership rules, with such direct, indirect, and constructive ownership determined under the provisions of Section 382 of the Code and the regulations thereunder.

“Tax Benefits” means the net operating loss carryforwards, capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and foreign tax credit carryforwards, as well as any loss or deduction attributable to a “net unrealized built-in loss” of the Corporation or any direct or indirect subsidiary thereof, within the meaning of Section 382 of the Code.

“Transfer” means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition or other action taken by a person, other than the Corporation, that alters the Percentage Stock Ownership of any Person or group. Except as set forth in the next sentence, a Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)). For the avoidance of doubt, a Transfer shall not include (i) the creation or grant of an option by the Corporation, (ii) the issuance of Stock by the Corporation, or (iii) a transaction that is excluded from the definition of “owner shift” by reason of Treasury Regulation § 1.382-2T(e)(ii).

“Transferee” means any Person to whom Corporation Securities are Transferred.

“Treasury Regulations” means the regulations, including temporary regulations or any successor regulations promulgated under the Code, as amended from time to time, and any reference to any portions of any Treasury Regulation shall include any successor provisions.

10.2 Transfer and Ownership Restrictions. In order to preserve the Tax Benefits, from and after the Effective Date of this ARTICLE X, any attempted Transfer of Corporation Securities prior to the Expiration Date and any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date, shall be prohibited and void ab initio if such Transfer is described in subsection (a) or subsection (b), below.

(a) An attempted Transfer is described in this subsection (a) if the transferor is a 5-percent Stockholder and either (i) the attempted Transfer is not an Open Market Transaction, or (ii) the attempted Transfer would reduce the transferor’s Percentage Stock Ownership below the transferor’s lowest Percentage Stock Ownership during the 3-year period preceding the attempted Transfer; or

(b) An attempted Transfer is described in this subsection (b) if the transferee is a 5-percent Stockholder, related to a 5-percent Stockholder, or acting in coordination with a 5-percent Stockholder, or as a result of the attempted Transfer the transferee would become a 5-percent Stockholder, and either (i) the attempted Transfer is not an Open Market Transaction, or (ii) to the extent that the attempted Transfer (or any series of attempted Transfers of which such attempted Transfer is a part) the Percentage Stock Ownership of the transferee or any other 5-percent Stockholder would be increased.

10.3 Exceptions. The restrictions set forth in Section 10.2 shall not apply to an attempted Transfer that is a Prohibited Transfer if the transferor or the Transferee obtains the written approval of the Board of Directors or a duly authorized committee thereof. As a condition to granting its approval pursuant to this Section 10.3, the Board of Directors, may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in the application of any Section 382 of the Code limitation on the use of the Tax Benefits; provided that the Board may grant such approval notwithstanding the effect of such approval on the Tax Benefits if it determines that the approval is in the best interests of the Corporation. The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with such approval, including, without limitation, restrictions on the ability of any

Transferee to Transfer Stock acquired through a Transfer. Approvals of the Board of Directors hereunder may be given prospectively or retroactively. The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this ARTICLE X through duly authorized officers or agents of the Corporation. Nothing in this Section 10.3 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

10.4 Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the “Excess Securities”). The Excess Securities shall be deemed to remain owned by the transferor unless and until the Excess Securities are transferred to the Agent pursuant to Section 10.5 or until an approval is obtained under Section 10.3. Unless and until the Excess Securities are acquired by the Purported Transferee in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 10.4 or Section 10.5 shall also be a Prohibited Transfer.

(b) The Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this ARTICLE X, including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person’s actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this ARTICLE X as a condition to registering any transfer.

(c) If the attempted Transfer of the Excess Securities is described in Paragraph 10.2(a) and not Paragraph 10.2(b), the transferor shall promptly remit (i) to the Agent an amount sufficient to enable the Agent to acquire the Excess Securities in an Open Market Transaction for the account of the transferor and (ii) to the Corporation such amount as the Board determines represents any profit realized by the transferor in the transaction.

(d) If the attempted Transfer of the Excess Securities is described in Paragraph 10.2(b) (whether or not it is also described in Paragraph 10.2(a)), the provisions of Paragraph 10.5 shall apply.

10.5 Transfer to Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent within thirty (30) days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any Prohibited Distributions, to an agent designated by the Board of Directors (the “Agent”). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 10.6 if the Agent rather than the Purported Transferee had resold the Excess Securities.

10.6 Application of Proceeds and Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer) which amount shall be determined at the discretion of the Board of Directors; and (c) third, any remaining amounts shall be paid to one or more organizations qualifying under section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee’s sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Section 10.6. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 10.6 inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by Agent in performing its duties hereunder.

10.7 Modification of Remedies for Certain Indirect Transfers. In the event of any Transfer which does not involve a transfer of securities of the Corporation within the meaning of Delaware law (“Securities,” and individually, a “Security”) but which would cause a 5-percent Stockholder to violate a restriction on Transfers provided for in this ARTICLE X, the application of Section 10.5 and Section 10.6 shall be modified as described in this Section 10.7. In such case, no such 5-percent Stockholder shall be required to dispose of any interest that is not a Security, but such 5-percent Stockholder and/or any Person whose ownership of Securities is attributed to such 5-percent Stockholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such 5-percent Stockholder, following such disposition, not to be in violation of this ARTICLE X. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 10.5 and 10.6, except that the maximum aggregate amount payable either to such 5-percent Stockholder, or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Stock shall be paid out of any amounts due such 5-percent Stockholder or such other Person. The purpose of this Section 10.7 is to tailor the remedies for a Prohibited Transaction in Sections 10.2, 10.4 and 10.5 to situations in which there is a 5-percent Transaction, and this Section 10.7, along with the other provisions of this ARTICLE X, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

10.8 Legal Proceedings; Prompt Enforcement. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a written demand pursuant to Section 10.5 (whether or not made within the time specified in Section 10.5), then the Corporation shall promptly take all cost effective actions which it believes are appropriate to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 10.8 shall (a) be deemed inconsistent with any Transfer of the Excess Securities provided in this ARTICLE X being void ab initio, (b) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (c) cause any failure of the Corporation to act within the time periods set forth in Section 10.5 to constitute a waiver or loss of any right of the Corporation under this ARTICLE X. The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this ARTICLE X.

10.9 Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this ARTICLE X who knowingly violates the provisions of this ARTICLE X and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

10.10 Obligation to Provide Information. As a condition to the registration of the Transfer of any Stock, any Person who is a beneficial, legal or record holder of Stock, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may request from time to time in order to determine compliance with this ARTICLE X or the status of the Tax Benefits of the Corporation.

10.11 Legends. The Board of Directors may require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to the restrictions on transfer and ownership contained in this ARTICLE X bear the following legend:

“THE CERTIFICATE OF INCORPORATION (THE “CERTIFICATE OF INCORPORATION”), OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) OF COMMON STOCK OF THE CORPORATION (INCLUDING THE CREATION OR GRANT OF CERTAIN OPTIONS, RIGHTS AND WARRANTS) WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE “BOARD OF DIRECTORS”) IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER), THAT IS TREATED AS OWNED BY A FIVE PERCENT SHAREHOLDER UNDER THE CODE AND SUCH REGULATIONS. IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID AB INITIO AND THE PURPORTED TRANSFEREE OF THE STOCK WILL BE REQUIRED TO TRANSFER EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION’S AGENT. IN THE EVENT OF A TRANSFER WHICH DOES NOT INVOLVE SECURITIES OF THE CORPORATION WITHIN THE MEANING OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (“SECURITIES”) BUT WHICH WOULD VIOLATE THE TRANSFER RESTRICTIONS, THE PURPORTED TRANSFEREE (OR THE RECORD OWNER) OF THE SECURITIES WILL BE REQUIRED TO TRANSFER SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CORPORATION’S CERTIFICATE OF INCORPORATION TO CAUSE THE FIVE PERCENT STOCKHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER RESTRICTIONS. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION, CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS, UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

The Board of Directors may also require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to conditions imposed by the Board of Directors under Section 10.3 of this ARTICLE X also bear a conspicuous legend referencing the applicable restrictions.

10.12 Authority of Board of Directors.

(a) The Board of Directors shall have the power to determine all matters necessary for assessing compliance with this ARTICLE X, including, without limitation, (i) the identification of 5-percent Stockholders, (ii) whether a Transfer is a 5-percent Transaction or a Prohibited Transfer, (iii) the Percentage Stock Ownership in the Corporation of any 5-percent Stockholder, (iv) whether an instrument constitutes a Corporation Security, (v) the amount (or fair market value) due to a Purported Transferee pursuant to Section 10.6, and (vi) any other matters which the Board of Directors determines to be relevant; and the good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this ARTICLE X. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this ARTICLE X for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation’s ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this ARTICLE X.

(b) Nothing contained in this ARTICLE X shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, to the extent permitted by applicable law, the Board of Directors may, by adopting a written resolution, (i) accelerate or extend the Expiration Date, (ii) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this ARTICLE X, (iii) modify the definitions of any terms set forth in this ARTICLE X or (iv) modify the terms of this ARTICLE X as appropriate, in each case, in order to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such acceleration, extension or modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

(c) In the case of an ambiguity in the application of any of the provisions of this ARTICLE X, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this ARTICLE X requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this ARTICLE X. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this ARTICLE X. The Board of Directors may delegate all or any portion of its duties and powers under this ARTICLE X to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this ARTICLE X through duly authorized officers or agents of the Corporation. Nothing in this ARTICLE X shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

10.13 Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer or the corporate controller of the Corporation or of the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this ARTICLE X, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

10.14 Benefits of this Article X. Nothing in this ARTICLE X shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this ARTICLE X. This ARTICLE X shall be for the sole and exclusive benefit of the Corporation and the Agent.

10.15 Severability. The purpose of this ARTICLE X is to facilitate the Corporation’s ability to maintain or preserve its Tax Benefits. If any provision of this ARTICLE X or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this ARTICLE X.

10.16 Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this ARTICLE X, (1) no waiver will be effective unless expressly contained in a writing signed by the waiving party; and (2) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

ANNEX E

FORM OF AMENDED AND RESTATED BYLAWS OF NEW PARENT

AMENDED AND RESTATED BYLAWS

OF

NEW PARENT

ARTICLE I

OFFICES

1.1 Principal Office. The Board of Directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of Delaware.

1.2 Other Offices. The Board of Directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders’ meetings shall be held at the principal executive office of the corporation.

2.2 Annual Meetings of Stockholders. The annual meeting of stockholders shall be held each year on a date and at a time designated by the Board of Directors. At each annual meeting, directors shall be elected, and any other proper business may be transacted.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than one hundred twenty (120) calendar days before the first anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The public announcement of an adjournment or postponement of the annual meeting shall not commence a new time period or extend any time period for the giving of a stockholder’s notice as described above.

A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting, and the text of the business (including the text of any resolutions proposed for consideration and, in the event such business includes a proposal to amend the Certificate of Incorporation or the Bylaws of the corporation, the text of such amended Certificate or Bylaws) (ii) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph, and, if he or she should so determine, he or she shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

Only persons who are nominated in accordance with the procedures set forth in this paragraph shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of Directors at the meeting who complies with the notice procedures set forth in this paragraph. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of the third paragraph of this Section. Timely notice shall also be given of any stockholder’s intention to cumulate votes in the election of Directors at a meeting if cumulative voting is available. Such stockholder’s notice shall set forth (i) as to each persons, if any, whom the stockholder proposes to nominate for election or re-election as a Director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the corporation which are beneficially owned by such person, if any, (D) any short positions or any derivative positions relating to the corporation which are beneficially owned by such person, if any, such information to be updated to reflect any material change in such positions through the date of the annual meeting, (E) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (F) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a Director if elected), and (G) other such information as the corporation may reasonably require to determine the eligibility of such proposed nominee(s) to serve as a Director of the corporation; and (ii) as to such stockholder giving notice, the information required to be provided pursuant to the third paragraph of this Section and, if cumulative voting is available to such stockholder, whether such stockholder intends to request cumulative voting in the election of Directors at the meeting. At the request of the Board of Directors, any person nominated by a stockholder for election as a Director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder’s notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this paragraph. The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he or she should so determine, he or she shall so declare at the meeting, and the defective nomination shall be disregarded.

The requirements of this Section 2.2 shall apply to any nominations or business to be brought before an annual meeting by a stockholder, whether such nomination or other business is to be included in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act or presented to stockholders by means of an independent financed proxy solicitation.

2.3 Special Meetings. A special meeting of the stockholders may be called at any time by the Board of Directors, or by the Chairman of the Board, or by the President, or by one or more stockholders holding shares in the aggregate entitled to cast not less than twenty percent (20%) of the entire capital stock of the corporation issued and outstanding and entitled to vote.

If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the time of such meeting and the nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President, any Vice President or the Secretary of the corporation. The officer receiving such request forthwith shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

For nominations to be properly brought before a special meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made. The public announcement of an adjournment or postponement of the special meeting shall not commence a new time period or extend any time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall include the information set forth in the third paragraph of Section 2.2 above.

The requirements of this Section 2.3 shall apply to any nominations or business to be brought before an annual meeting by a stockholder, whether such nomination or other business is to be included in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act or presented to stockholders by means of an independent financed proxy solicitation.

2.4 Notice of Stockholders’ Meetings. All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.5 not less than ten (10) nor more than sixty (60) days before the date of the meeting being noticed. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the stockholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees which, at the time of the notice, management intends to present for election.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 144 of the General Corporation Law of Delaware, (ii) an amendment of the Articles of Incorporation, pursuant to Section 242 of such Law, (iii) a reorganization of the corporation, pursuant to Section 251 of such Law, (iv) a voluntary dissolution of the corporation, pursuant to Section 275 of such Law, the notice shall also state the general nature of such proposal.

2.5 Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. If no such address appears on the corporation’s books or has been so given, notice shall be deemed to have been given if sent by first-class mail or telegraphic or other written communication to the corporation’s principal executive office, or if published at least once in a newspaper of general circulation in the county where such office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

If any notice addressed to a stockholder at the address of such stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder upon written demand of the stockholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of such notice.

An affidavit of the mailing or other means of giving any notice of any stockholders’ meeting shall be executed by the Secretary, Assistant Secretary or any transfer agent of the corporation giving such notice, and shall be filed and maintained in the minute book of the corporation.

2.6 Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of business. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

2.7 Adjourned Meeting and Notice Thereof. Any stockholders’ meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting, except as provided in Section 2.6.

When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the Board of Directors shall set a new record date. Notice of any such adjourned meeting, if required, shall be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.4 and 2.5. At any adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

2.8 Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11, subject to the provisions of Section 217 of the General Corporation Law of Delaware (relating to voting shares held by a fiduciary, in the name of a corporation or in joint ownership). Such vote may be by voice vote or by ballot; provided, however, that all elections for directors must be by ballot upon demand by a stockholder at any election and before the voting begins. Any stockholder entitled to vote on any matter (other than the election of directors) may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the stockholder fails to specify the number of shares such stockholder is voting affirmatively, it will be conclusively presumed that the stockholder’s approving vote is with respect to all shares such stockholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required by the General Corporation Law of Delaware or the Articles of Incorporation.

2.9 Waiver of Notice or Consent By Absent Stockholders. The transactions of any meeting of stockholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of stockholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 2.4, the waiver of notice or consent shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall also constitute a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at the meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if such objection is expressly made at the meeting.

2.10 Stockholder Action By Written Consent Without a Meeting. No action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent.

2.11 Record Date for Stockholder Notice and Voting. For purposes of determining the stockholders entitled to notice of any meeting or to vote, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of any such meeting, and in such case only stockholders of record on the date so fixed are entitled to notice and to vote, as the case may be, notwithstanding any transfer of any shares of the books of the corporation after the record date fixed as aforesaid, except as otherwise provided in the General Corporation Law of Delaware.

If the Board of Directors does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

2.12 Proxies. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the corporation. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted; provided, however, that no such proxy shall be valid after the expiration of three (3) years from the date of such proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 212(c) and 218 of the General Corporation Law of Delaware.

2.13 Inspectors of Election. Before any meeting of stockholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chairman of the meeting may, and on the request of any stockholder or a stockholder’s proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more stockholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of any stockholder or a stockholder’s proxy shall, appoint a person to fill such vacancy.

The duties of these inspectors shall be as follows:

(a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies;

(b) Receive votes, ballots or consents;

(c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) Count and tabulate all votes or consents;

(e) Determine when the polls shall close;

(f) Determine the result; and

(g) Do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

ARTICLE III

DIRECTORS

3.1 Powers. Subject to the provisions of the General Corporation Law of Delaware and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the power and authority to:

(a) Select and remove all officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, the Articles of Incorporation or these Bylaws, fix their compensation and require from them security for faithful service.

(b) Change the principal executive office or the principal business office in the State of Delaware from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency or foreign country and conduct business within or outside the State of Delaware; designate any place within or without the state for the holding of any stockholders’ meeting or meetings, including annual meetings; adopt, make and use a corporate seal, and prescribe the forms of certificates of stock, and alter the form of such seal and of such certificates from time to time as in their judgment they may deem best, provided that such forms shall at all times comply with the provisions of law.

(c) Authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled or tangible or intangible property actually received.

(d) Borrow money and incur indebtedness for the purposes of the corporation, and cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

3.2 Number of Directors. The board of directors shall consist of at least five (5) members. The number of directors shall be fixed from time to time by a resolution adopted by a majority of the board of directors. No decrease in the authorized number of directors constituting the board of directors shall shorten the term of any incumbent director. Directors need not be stockholders of the corporation.

3.3 Election and Term of Office of Directors. Directors shall be elected at each annual meeting of the stockholders to hold office until the next annual meeting. Except as provided in Section 3.4 of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast against that director. The Corporate Governance and Nominating Committee has established procedures under which any director who is not elected shall offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance and Nominating Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

3.4 Vacancies. Vacancies in the Board of Directors may be filled by approval of the Board or, if the number of directors then in office is less than a quorum, by (i) the unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 3.10 or (iii) a sole remaining director, except that a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the case of the death, resignation or removal of any director, or if the Board of Directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of directors be increased, or if the stockholders fail, at any meeting of stockholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

Any director may resign upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors. A resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

3.5 Place of Meetings and Telephonic Meetings. Regular meetings of the Board of Directors may be held at any place within or without the State that has been designated from time to time by resolution of the Board. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the Board shall be held at any place within or without the State that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in such meeting can hear one another, and all such directors shall be deemed to be present in person at such meeting.

3.6 Annual Meetings. Immediately following each annual meeting of stockholders, the Board of Directors shall hold a regular meeting for the purpose of organization, any desired election of officers and the transaction of other business. Notice of this meeting shall not be required.

3.7 Other Regular Meetings. Other regular meetings of the Board of Directors shall be held without call at such time as shall from time to time be fixed by the Board of Directors. Such regular meetings may be held without notice.

3.8 Special Meetings. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board or the President or any Vice President or Secretary or any two (2) directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at his or her address as it is shown upon the records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of the holding of the meeting. In case such notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated to either the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting or the place if the meeting is to be held at the principal executive office of the corporation.

3.9 Quorum. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, subject to the provisions of Section 144 of the General Corporation Law of Delaware (approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 141(c) (appointment of committees), and Section 145 (indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

3.10 Waiver of Notice. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. Al such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director.

3.11 Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.12 Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting, in the manner specified in Section 3.8, to the directors who were not present at the time of the adjournment.

3.13 Action without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, shall individually or collectively consent in writing or by electronic transmission to such action. Such action by written consent or by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors. Such written consent or consents shall be filed with the minutes of the proceedings of the Board and such or electronic transmission or transmissions shall be filed in paper form with the minutes of the proceedings of the Board.

3.14 Fees and Compensation of Directors. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee or otherwise, and receiving compensation for such services.

ARTICLE IV

COMMITTEES

4.1 Committees of Directors. The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one (1) or more committees, each consisting of two (2) or more directors, to serve at the pleasure of the Board. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board, shall have all the authority of the Board, except with respect to:

(a) the approval of any action which, under the General Corporation Law of Delaware, also requires stockholders’ approval or approval of the outstanding shares;

(b) the filling of vacancies on the Board of Directors or in any committee;

(c) the fixing of compensation of the directors for serving on the Board or on any committee;

(d) the amendment or repeal of Bylaws or the adoption of new Bylaws;

(e) the amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amenable or repeatable;

(f) a distribution to the stockholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

(g) the appointment of any other committees of the Board of Directors or members thereof.

4.2 Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 3.5 (place of meetings), 3.7 (regular meetings), 3.8 (special meetings and notice), 3.9 (quorum), 3.10 (waiver of notice), 3.11 (adjournment), 3.12 (notice of adjournment) and 3.13 (action without meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, except that the time of regular meetings of committees may be determined by resolution of the Board of Directors as well as the committee, special meetings of committees may also be called by resolution of the Board of Directors and notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V

OFFICERS

5.1 Officers. The officers of the corporation shall be a President, a Secretary and Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as may be appointed in accordance with the provisions of Section 5.3. Any number of offices may be held by the same person.

5.2 Election of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3, shall be chosen by the Board of Directors, and each shall serve at the pleasure of the Board, subject to the rights, if any, of an officer under any contract of employment.

5.3 Subordinate Officers, Etc. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

5.4 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any such resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to such office.

5.6 Chairman of the Board. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws. If there is no President, the Chairman of the Board shall, in addition, be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 5.7.

5.7 President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and the officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

5.8 Vice Presidents. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors or the Bylaws, the President or the Chairman of the Board if there is no President.

5.9 Secretary. The Secretary shall keep, or cause to be kept, at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings and actions of directors, committees of directors and stockholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors’ and committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation’s transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required by the Bylaws or by law to be given, and he shall keep the seal of the corporation, if one be adopted, in a safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

5.10 Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall be open at all reasonable times to inspection by any director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES

AND OTHER AGENTS

6.1 General. The corporation, to the maximum extent permitted by the General Corporation Law of Delaware, shall indemnify any person who was or is a party or is threatened to be made a party to any contemplated, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) (“Proceeding”) in whole or in part attributable to (a) the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, including service with respect to an employee benefit plan (“Indemnitee”), or (b) anything done or not done by such Indemnitee in any such capacity, against expenses (including attorneys’ fees) and losses, claims, liabilities, judgments, fines and amounts paid in settlement incurred by him or on his behalf in connection with such Proceeding (“Losses”) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that the corporation shall not indemnify any Indemnitee in connection with a Proceeding initiated by such Indemnitee against the corporation or any director or officer of the corporation (other than a Proceeding to enforce the Indemnitee’s right to indemnification or advancement of fees by the corporation), unless the corporation has joined in or consented to the initiation of such Proceeding. The obligations of the corporation in this Section 6.1 are contractual and any future reduction or elimination of such obligation by statute, court decision, operation of law or actions by the corporation, its Board of Directors or its stockholders shall have no effect with respect to any liability based on acts or omissions taking place before the enactment of the elimination or reduction of such obligation.

6.2 Actions by or in the Right of the Corporation. The corporation shall, to the maximum extent permitted by the General Corporation Law of Delaware, indemnify any person who was or is made a party or is threatened to be made a party to any contemplated, pending, or completed Proceeding brought by or in the right of the corporation to procure a judgment in its favor in whole or in part attributable to (a) the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (also an “Indemnitee”) or (b) anything done or not done by such Indemnitee in any such capacity against expenses (including attorneys’ fees) and Losses actually incurred by him or on his behalf in connection with such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Notwithstanding the foregoing, no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the corporation if the General Corporation Law of Delaware expressly prohibits such indemnification unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought, or is pending, shall determine that indemnification may nevertheless be made under the circumstances.

6.3 Indemnification in Certain Cases. Notwithstanding any other provision of this Article VI, to the extent that an Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding referred to in Section 6.1 or 6.2 on any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) incurred by him or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the corporation shall indemnify Indemnitee, to the maximum extent permitted by law, against expenses (including attorneys’ fees) actually incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. For purposes of this Section 6.3 and without limitation, the following shall be shall deemed to be a successful resolution as to such claim, issue or matter: (i) the termination of any such claim, issue or matter by dismissal with or without prejudice, and (ii) the termination of any such claim, issue or matter by any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, unless it is established in such Proceeding referred to in Section 6.1 or 6.2 that the Indemnitee did not meet the applicable standard for indemnification set forth in the General Corporation Law of Delaware.

6.4 Procedure.

(a) Any indemnification under Section 6.1 and 6.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Indemnitee is proper (except that the right of Indemnitee to receive payments pursuant to Section 6.5 shall not be subject to this Section 6.4) in the circumstances because he has met the applicable standard of conduct set forth in such Sections 6.1 and 6.2. When seeking indemnification, Indemnitee shall submit a written request for indemnification to the corporation. Such requests shall include documentation or information which is necessary for the corporation to make a determination of Indemnitee’s entitlement to indemnification and is reasonably available to Indemnitee. The Secretary of the corporation shall, promptly upon receipt of Indemnitee’s request for indemnification, advise the Board of Directors that Indemnitee has made such request for indemnification.

(b) The entitlement of Indemnitee to indemnification shall be determined in the specific case by a majority vote of a quorum of the Board of Directors consisting of Disinterested Directors, except that such determination shall be made by Independent Legal Counsel, if either such a quorum is not obtainable or the Board of Directors, by the majority vote of Disinterested Directors, so directs.

(c) In the event the determination of entitlement is to be made by Independent Legal Counsel, such Independent Legal Counsel shall be selected by the Board of Directors and approved by Indemnitee. Upon failure of the Board of Directors to so select such Independent Legal Counsel or upon failure of Indemnitee to so approve, such Independent Legal Counsel shall be selected by the Chancellor of the State of Delaware or such other person as such Chancellor shall designate to make such selection.

(d) If the Board of Directors or Independent Legal Counsel shall have determined (which determination, in the case of Independent Counsel, shall be in the form of a written opinion stating that the facts known to such Independent Counsel demonstrate clearly and convincingly that Indemnitee acted in bad faith or in a manner that Indemnitee did not believe to be in or not opposed to the best interest of the corporation) that Indemnitee is not entitled to indemnification to the full extent of Indemnitee’s request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 6.6.

(e) If the person or persons empowered pursuant to Section 6.4(b) to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 90 days after receipt by the corporation of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

(f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the rights of Indemnitee to indemnification hereunder except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the corporation or create a presumption that (with respect to any criminal action or proceeding) Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

(g) For purposes of any determination of good faith hereunder, to the fullest extent permitted by General Corporation Law of Delaware, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the corporation or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the corporation or an Affiliate in the course of their duties, or on the advice of legal counsel for the corporation or an Affiliate or on information or records given or reports made to the corporation or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the corporation or an Affiliate. The provisions of this Section 6.4(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in these Bylaws.

6.5 Payment for Expenses and Costs. All expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in connection with any Proceeding shall be paid by the corporation, as incurred, in advance of the final disposition of such Proceeding within twenty (20) days after the receipt by the corporation of a statement or statements from Indemnitee requesting from time to time such payment or payments whether or not a determination to indemnify has been made under Section 6.4. Such statement or statements shall evidence such expenses incurred by Indemnitee in connection therewith and, if the General Corporation Law of Delaware requires, shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Article VI or otherwise.

6.6 Remedies in Cases of Determination not to Indemnify or to Pay Expenses.

(a) In the event that (i) a determination is made that Indemnitee is not entitled to indemnification hereunder, (ii) payments are not made pursuant to Section 6.5 or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 6.4, Indemnitee shall be entitled to seek a final adjudication in an appropriate court of the State of Delaware or any other court of competent jurisdiction of Indemnitee’s entitlement to such indemnification or payment.

(b) In the event a determination has been made in accordance with the procedures set forth in Section 6.4, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding referred to in Section 6.6(a) shall be de novo and Indemnitee shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification.

(c) If a determination is made or deemed to have been made pursuant to the terms of Sections 6.4 or 6.6 that Indemnitee is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

(d) To the extent deemed appropriate by the court, interest shall be paid by the corporation to Indemnitee at a reasonable interest rate for amounts which the corporation indemnifies or is obliged to indemnify Indemnitee for the period commencing with the date on which Indemnitee requested indemnification (or reimbursement of expenses) and ending with the date on which such payment is made to Indemnitee by the corporation.

(e) If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover a payment of expenses pursuant to the terms of an undertaking, the ht by indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification to this Article VI or otherwise (but not in a suit brought by the indemnitee to enforce a right to a payment of expenses) it shall be a defense that, and (b) in any suit brought by pursuant the corporation to recover a payment of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its directors who are not parties to such a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption action, that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought the indemnitee to enforce a right to indemnification or to payment of expenses hereunder, or brought by the corporation to recover an payment of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such payment of expenses, under this Article VI or otherwise shall be on the corporation.

6.7 Rights Non-Exclusive. The rights of indemnification and payment of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which any person seeking indemnification or payment of expenses may be entitled under any law, the Certificate of Incorporation or Bylaws of the corporation, any agreement, a vote of stockholders or resolution of directors of otherwise, and the corporation may, by action of the Board of Directors from time to time, enter into indemnification agreements with its directors, officers, employees and agents. No amendment, alteration, rescission or replacement of these Bylaws or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee’s position with the corporation or an affiliate or any other entity which Indemnitee is or was serving at the request of the corporation prior to such amendment, alteration, rescission or replacement.

6.8 Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

6.9 Survival of Rights. The indemnification and payment of expenses provided by, or granted pursuant to this Article VI shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.10 Indemnification of Employees and Agents of the Corporation. The corporation may, by action of the Board of Directors from time to time, grant rights to indemnification and payment of expenses to employees and agents of the corporation with the same scope and effect as the provisions of this Article VI with respect to the indemnification of directors and officers of the corporation.

6.11 Definitions. For purposes of this Article VI:

(a) “Affiliate” includes any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise directly or indirectly owned by the corporation.

(b) “corporation” includes all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

(c) “Disinterested Director” shall mean a director of the corporation who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

(d) “Independent Legal Counsel” shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the corporation or Indemnitee in any matter material to either such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the corporation or Indemnitee in an action to determine Indemnitee’s right to indemnification under these Bylaws. All fees and expenses of the Independent Counsel incurred in connection with acting pursuant to these Bylaws shall be borne by the corporation.

ARTICLE VII

RECORDS AND REPORTS

7.1 Maintenance and Inspection of Share Register. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board of Directors, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each stockholder.

7.2 Maintenance and Inspection of Bylaws. The corporation shall keep at its principal executive office, or if its principal executive office is not in this State, at its principal business office in this State, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the stockholders at all reasonable times during office hours. If the principal executive office of the corporation is outside this State and the corporation has no principal business office in this State, the Secretary shall, upon the written request of any stockholder, furnish to such stockholder a copy of the Bylaws as amended to date.

7.3 Maintenance and Inspection of Other Corporate Records. The accounting books and records and minutes of proceedings of the stockholders and the Board of Directors and any committee or committees of the Board of Directors shall be kept at such place or places designated by the Board of Directors, or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. Such minutes and accounting books and records shall be open to inspection upon the written demand of any stockholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to such holder’s interests as a stockholder or as the holder of a voting trust certificate. Such inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. The foregoing rights of inspection shall extend to the records of each subsidiary corporation of the corporation.

7.4 Inspection by Directors. Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

7.5 Annual Report to Stockholders. Unless otherwise expressly required by the General Corporation Law of Delaware, or any other state, any rights to annual reports to stockholders is hereby expressly waived and dispensed with; provided, that nothing herein set forth shall be construed to prohibit or restrict the right of the Board to issue such annual or other periodic reports to the stockholders of the corporation as they may from time to time consider appropriate.

ARTICLE VIII

GENERAL CORPORATE MATTERS

8.1 Record Date for Purposes Other Than Notice and Voting. For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than action by stockholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such action, and in such case only stockholders of record on the date so fixed are entitled to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date fixed as aforesaid, except as otherwise provided in the General Corporation Law of Delaware.

If the Board of Directors does not so fix a record date, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such action, whichever is later.

8.2 Checks, Drafts, Evidences of Indebtedness. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

8.3 Corporate Contracts and Instruments; How Executed. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

8.4 Certificates for Shares. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each stockholder when any such shares are fully paid, and the Board of Directors may authorize the issuance of certificates or shares as partly paid, provided that such certificates shall state the amount of the consideration to be paid therefor and the amount paid thereon; provided, however any or all classes or series of its stock shall be represented by uncertificated shares, and provided, further, that any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Al certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificates may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

8.5 Lost Certificates. Except as hereinafter in this Section 8.5 provided, no new certificates for shares shall be issued in lieu of an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The Board of Directors may in case any share certificate or certificate for any other security is lost, stolen or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions as the Board may require, including provisions for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

8.6 Representation of Shares of Other Corporations. The Chairman of the Board, the President, or any Vice President, or any other person authorized by resolution of the Board of Directors or by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation. The authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to do so by proxy duly executed by said officer.

8.7 Construction and Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the General Corporation Law of Delaware shall govern the construction of the Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

ARTICLE IX

AMENDMENTS

The Board of Directors may from time to time make, amend, supplement or repeal these Bylaws; provided, however, that the stockholders may change or repeal any bylaw adopted by the Board of Directors; and provided, further, that no amendment or supplement to these Bylaws adopted by the Board of Directors shall vary or conflict with any amendment or supplement adopted by the stockholders.

ANNEX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount TiVo’s rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20: Indemnification of Directors and Officers

Pursuant to the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

New Parent’s by-laws require New Parent to indemnify, to the maximum extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any contemplated, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), brought by or in the right of the corporation to procure a judgment in its favor in whole or in part attributable to (a) the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnitee”) or (b) anything done or not done by such Indemnitee in any such capacity against expenses (including attorneys’ fees) and losses, claims, liabilities, judgments, fines and amounts paid in settlement incurred by him or his behalf in connection with such Proceeding.

New Parent may, by action of the board of directors, grant rights to indemnification and payment of expenses to employees and agents of the corporation with the same scope and effect as the provisions of indemnification of directors and officers of the corporation described above.

Prior to the consummation of the transaction, it is expected that New Parent will enter into indemnification agreements with its officers and directors. These indemnification agreements will provide New Parent’s officers and directors with indemnification to the maximum extent permitted by the DGCL. In addition, it is also expected that New Parent will obtain a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the DGCL.

Item 21: Exhibits and Financial Statement Schedules

(a) The following exhibits are filled herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Rovi Corporation, TiVo Inc., Titan Technologies Corporation, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Certificate of Incorporation of Titan Technologies Corporation (included as Annex D to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.2	By-laws of Titan Technologies Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this Registration Statement)

5.1†	Opinion of Cooley LLP regarding legality of securities being registered

8.1†	Opinion of Cooley LLP regarding certain U.S. income tax aspects of the mergers

8.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the mergers

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Rovi Corporation

23.2	Consent of KPMG LLP, independent registered public accounting firm for TiVo Inc.

23.3†	Consent of Cooley LLP (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)

23.4†	Consent of Cooley LLP (included as part of its opinion filed as Exhibit 8.1)

23.5†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of its opinion filed as Exhibit 8.2)

24.1†	Powers of Attorney (included on the signature page of this Registration Statement)

99.1	Opinion of Evercore Group L.L.C. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement)

99.2	Opinion of LionTree Advisors LLC (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement)

99.3	Consent of Evercore Group L.L.C.

99.4	Consent of LionTree Advisors LLC

99.5	Form of Proxy of Rovi Corporation

99.6	Form of Proxy of TiVo Inc.

†	Previously filed

Item 22: Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total U.S. dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(f) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(h) That every prospectus (1) that is filed pursuant to paragraph (g) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(j) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(k) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(l) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to who the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on the 2nd day of August, 2016.

TITAN TECHNOLOGIES CORPORATION

By:	/s/ Thomas Carson
Thomas Carson President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Thomas Carson	President, Chief Executive Officer and Director (Principal Executive Officer)	August 2, 2016
Thomas Carson

/s/ Wesley Gutierrez	Chief Accounting Officer (Principal Financial and Accounting Officer)	August 2, 2016
Wesley Gutierrez

/s/ Pamela Sergeeff	General Counsel, Secretary, and Director	August 2, 2016
Pamela Sergeeff

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Rovi Corporation, TiVo Inc., Titan Technologies Corporation, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Certificate of Incorporation of Titan Technologies Corporation (included as Annex D to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.2	By-laws of Titan Technologies Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this Registration Statement)

5.1†	Opinion of Cooley LLP regarding legality of securities being registered

8.1†	Opinion of Cooley LLP regarding certain U.S. income tax aspects of the mergers

8.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the mergers

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Rovi Corporation

23.2	Consent of KPMG LLP, independent registered public accounting firm for TiVo Inc.

23.3†	Consent of Cooley LLP (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)

23.4†	Consent of Cooley LLP (included as part of its opinion filed as Exhibit 8.1)

23.5†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of its opinion filed as Exhibit 8.2)

24.1†	Powers of Attorney (included on the signature page of this Registration Statement)

99.1	Opinion of Evercore Group L.L.C. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement)

99.2	Opinion of LionTree Advisors LLC (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement)

99.3	Consent of Evercore Group L.L.C.

99.4	Consent of LionTree Advisors LLC

99.5	Form of Proxy of Rovi Corporation

99.6	Form of Proxy of TiVo Inc.

†	Previously filed